As filed with the Securities and Exchange Commission on May 25, 2001

                                                      Registration No. 333-60892

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    Form S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
             (Exact name of registrant as specified in its charter)

            Florida                                    6035                                 65-0377773
-------------------------------            ----------------------------        ------------------------------------
(State or other jurisdiction of            (Primary Standard Industrial        (I.R.S. Employer Identification No.)
 incorporation or organization)             Classification Code Number)

                               255 Alhambra Circle
                           Coral Gables, Florida 33134
                                 (305) 569-2000
               (Address, including ZIP Code, and telephone number,
        including area code, of registrant's principal executive offices)

                                Alfred R. Camner
                              Chairman of the Board
                        BankUnited Financial Corporation
                               255 Alhambra Circle
                           Coral Gables, Florida 33134
                                 (305) 569-2000
            (Name, address, including ZIP Code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

      Marc Lipsitz, Esq.                            John E. Freechack, Esq.
  Camner, Lipsitz and Poller                     Barack Ferrazzano Kirschbaum
   Professional Association                           Perlman & Nagelberg
  550 Biltmore Way, Suite 700                        333 West Wacker Drive
 Coral Gables, Florida  33134                             Suite 2700
        (305) 442-4994                             Chicago, Illinois  60606
                                                        (312) 984-3100
                                   ----------
         Approximate date of commencement of proposed sale to the public:

         As soon as practicable after the effective date of the Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].



      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    Subject to Completion, Dated May 25, 2001

PROSPECTUS

                                     [LOGO]

                                5,000,000 Shares

                        BANKUNITED FINANCIAL CORPORATION

                              Class A Common Stock

                              ---------------------


         We are offering 5,000,000 shares of our Class A Common Stock. Each share of Class A Common Stock has one-tenth vote on all matters on which its holder may vote. Our Class A Common Stock is listed on the Nasdaq National Market under the symbol "BKUNA," and the last reported sale price on May 24, 2001 was $12.15 per share.


You should consider the risks we have described in "Risk Factors" beginning on page 4 before deciding whether to invest in shares of our Class A Common Stock.

                              ---------------------

                                                           Per
                                                          Share           Total
                                                          -----           -----
Public offering price..............................   $   ______      $   ______
Underwriting discounts and commissions.............   $   ______      $   ______
Proceeds, before expenses, to us...................   $   ______      $   ______

                              ---------------------

         We have granted the underwriters an option exercisable within 30 days from the date of this Prospectus for an additional 750,000 shares of our Class A Common Stock at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the shares to purchasers on or before May __, 2001.

                              ---------------------

RAYMOND JAMES

     KEEFE, BRUYETTE & WOODS, INC.

          MORGAN KEEGAN & COMPANY, INC.

               TUCKER ANTHONY SUTRO CAPITAL MARKETS

                   The date of this Prospectus is May __, 2001

              [MAP OF FLORIDA INDICATING BANKUNITED BRANCH OFFICES]

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains or incorporates by reference certain forward-looking statements. Actual results or performance could differ from those implied or contemplated by such statements. Statements that are not historical in nature, including those using the words "anticipate," "estimate," "should," "expect," believe," "intend," and similar expressions, are forward-looking statements.

         These forward-looking statements are subject to certain risks and uncertainties, including, among others: business conditions and the general economy, especially as they affect interest rates, competition in our markets, significant changes in the federal and state legal or regulatory environment, inability to originate or acquire loans or property interests on favorable terms, defaults by borrowers on our loans, and expansion strategies. Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are discussed in the "Risk Factors" section of this Prospectus on page 4.

         Information in this Prospectus is current only as of its date. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this Prospectus might not occur.

                              ---------------------

         Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A Common Stock, including overallotment, stabilizing transactions, syndicate short covering transactions and penalty bids. Any of those transactions, if commenced, may be discontinued at any time without notice. In connection with this offering, certain underwriters may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. See "Underwriting."

                                     SUMMARY

         This summary is not complete and does not contain all of the information that you should consider before investing in our Class A Common Stock. This summary is qualified by the more detailed information and financial statements and notes appearing elsewhere in, or incorporated by reference into, this Prospectus. You should carefully read this entire Prospectus before making an investment decision. Unless otherwise indicated, the information in this Prospectus assumes that the underwriters do not exercise their overallotment option. "We," "us," and "our" in this Prospectus refer to BankUnited Financial Corporation and its subsidiaries on a consolidated basis.

                                   BankUnited

         We are a full-service financial institution with local decision-making that delivers a wide array of products through highly personalized service. Our principal subsidiary is BankUnited, FSB (the Bank). Through the Bank's 36 full-service branches located in south Florida we offer various retail and business deposit products, as well as a variety of value-added, fee-based banking services to retail customers and businesses in our market. We make residential, consumer and commercial loans. Our revenues consist primarily of interest earned on loans and investments and fees paid for our financial services and products. Our expenses are interest paid on deposits and borrowings and expenses incurred in providing our services and products.

         We are one of the largest financial institutions headquartered in Florida, based on publicly available information on asset size. At March 31, 2001, we had assets of $4.8 billion, deposits of $2.6 billion and stockholders' equity of $213 million. Our management team and Board of Directors have extensive experience in providing retail and commercial banking services to the south Florida marketplace. Prior to the offering, we planned to continue growing our retail banking franchise by opening three new offices by the end of 2001. We anticipate that the number of planned offices will increase after the offering. Our executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134, and our telephone number is (305) 569-2000.

                                  The Offering

Class A Common Stock offered ..........................  5,000,000 shares

Class A Common Stock to be outstanding
      after the offering...............................  22,951,158 shares (1)

Use of Proceeds........................................  We intend to use the net proceeds of the offering for general corporate purposes.  These purposes may include
                                                         expanding our operations through new branches and
                                                         possible acquisitions, acquiring our debt and trust
                                                         preferred securities in the public markets, if available on favorable terms, and funding working capital needs. We
                                                         intend to use approximately $7 million of the net proceeds to redeem all of the outstanding shares of our 9%
                                                         Noncumulative Perpetual Preferred Stock.

Voting Rights..........................................  Each share of Class A Common Stock entitles the holder to one-tenth vote.

Risk Factors...........................................  Before investing, you should carefully consider all of the information in this Prospectus.  In particular, you should evaluate the "Risk Factors" beginning on page 4.

Nasdaq National Market Symbol..........................  BKUNA

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(1) Based on shares of Class A Common Stock issued and outstanding as of May 3, 2001. The number of shares that will be outstanding after the offering if all outstanding shares of Noncumulative Convertible Preferred Stock, Series B and Class B Common Stock are converted is 23,899,346. This number excludes 3,219,642 shares of our Class A Common Stock issuable upon exercise of options and upon conversion of convertible shares underlying options.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         We have set forth certain summary financial information in the table below for the periods and dates indicated. This information is derived from our Consolidated Financial Statements and related Notes for those periods. You should read the following information in conjunction with our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2000, and with the financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which appear in Appendices A and B. The results for the six months ended March 31, 2001 are unaudited and do not necessarily indicate the results that may be expected for the entire year.

                                                   At or for the Six
                                                     Months Ended
                                                        March 31,               At or for the Fiscal Years Ended September 30,
                                               ----------------------    -----------------------------------------------------
                                                   2001        2000         2000         1999        1998         1997       1996
                                                   ----        ----         ----         ----        ----         ----       ----
                                                                   (Dollars in thousands, except per share amounts)
Operations Data:
Interest income..............................  $ 161,373    $ 140,589    $ 295,315    $ 233,550   $  207,567   $ 108,774    $52,132
Interest expense.............................    125,290      101,762      219,146      187,515      167,543      75,960     34,622
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net interest income before provision
  (credit) for loan losses...................     36,083       38,827       76,169       46,035       40,024      32,814     17,510
Provision (credit) for loan losses...........      2,800        2,200        4,645        7,939        1,700       1,295       (120)
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net interest income after provision
  (credit) for loan losses...................     33,283       36,627       71,524       38,096       38,324      31,519     17,630
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Non-interest income:
Service fees, net............................      3,144        1,937        4,295        3,785        1,139       2,993        597
Gain (loss) on sales of loans and
  mortgage-backed securities, net............        739          - -           71           (5)       4,429         819          5
Gain (loss) on sales of other assets, net....         (4)         - -          - -            1            6           1         (6)
Other........................................      1,120          940        1,709        1,019          651         247         53
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
     Total non-interest income...............      4,999        2,877        6,075        4,800        6,225       4,060        649
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------

Non-interest expenses:
  Employee compensation and benefits.........     10,350       10,094       19,819       15,970       10,943       8,880      4,275
  Occupancy and equipment....................      4,350        4,145        8,332        8,029        4,854       3,568      1,801
  Insurance (1)..............................        510          674        1,221        1,683        1,185         948      3,610
  Professional fees..........................      1,568        1,798        3,193        3,084        1,891       1,605        929
  Other......................................      8,933       10,030       19,959       19,627       13,310       7,946      3,421
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
     Total non-interest expense..............     25,711       26,741       52,524       48,393       32,183      22,947     14,036
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------

Income (loss) before income taxes,
    extraordinary item and preferred
    stock dividends .........................     12,571       12,763       25,075       (5,497)      12,366      12,632      4,243
Provision (benefit) for income taxes ........      4,937        5,214       10,247       (1,903)       5,009       5,033      1,657
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net income (loss) before extraordinary
    item and preferred stock dividends.......      7,634        7,549       14,828       (3,594)       7,357       7,599      2,586
Extraordinary item (net of tax)..............        761          692          936          - -          - -         - -        - -
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net income (loss) before preferred
    stock dividends..........................      8,395        8,241       15,764       (3,594)       7,357       7,599      2,586
Preferred stock dividends....................        395          395          790          773          897       2,890      2,145
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net income (loss) after preferred
    stock dividends..........................  $   8,000    $   7,846    $  14,974    $  (4,367)  $    6,460   $   4,709    $   441
                                               =========    =========    =========    ==========  ==========   =========    =======

Financial Condition Data:
Total assets................................. $4,791,348   $4,267,455   $4,552,069   $4,078,471   $3,738,383  $2,145,406   $824,360
Loans receivable, net (2)(3).................  3,595,092    3,559,025    3,670,769    3,302,866    3,042,014   1,765,723    646,385
Investments (4)(5)...........................  1,058,065      560,143      743,835      642,437      540,547     307,226    157,827
Total liabilities............................  4,577,699    4,071,826    4,349,482    3,888,334    3,539,091   2,045,761    755,249
Deposits.....................................  2,634,086    2,438,580    2,609,538    2,279,798    2,124,824   1,195,892    506,106
Trust preferred securities...................    205,592      214,593      212,393      218,500      218,500     116,000         --
Borrowings (6)...............................  1,684,627    1,358,106    1,460,631    1,328,148    1,142,614     701,484    237,775
Total stockholders' equity...................    213,649      195,629      202,587      190,137      199,292      99,645     69,111
Common stockholders' equity..................    204,304      186,280      193,241      180,984      190,627      75,649     44,807

Per Common Share Data:
Basic earnings (loss) per common
    share (7)................................  $    0.44    $    0.43    $    0.82    $   (0.24)  $     0.41   $    0.57    $  0.10
                                               =========    =========    =========    ==========  ==========   =========    =======
Diluted earnings (loss) per common
    share (7)................................  $    0.42    $    0.42    $    0.81    $   (0.24)  $     0.39   $    0.54    $  0.10
                                               =========    =========    =========    ==========  ==========   =========    =======
Weighted average number of common shares
    and common equivalent shares assumed
    outstanding during the period:
  Basic ..................................... 18,344,657   18,246,900   18,220,508   18,312,548   15,692,566   8,210,890  4,306,042
  Diluted ................................... 19,138,730   18,851,061   18,779,837   18,312,548   16,666,415   9,148,229  4,558,521
Book value per common share..................  $   11.07    $   10.24    $   10.61    $    9.88   $    10.50   $    7.94    $  7.85
Fully converted tangible equity per
    common share.............................  $    9.21    $    8.33    $    8.78    $    8.05   $     8.66   $    6.88    $  7.13

                                                        (Continued on next page)

                                                     At or for the Six
                                                       Months Ended
                                                          March 31,              At or for the Fiscal Years Ended September 30,
                                                   --------------------     -------------------------------------------------------
                                                     2001        2000         2000         1999        1998         1997       1996
                                                     ----        ----         ----         ----        ----         ----       ----
Selected Financial Ratios
Performance ratios:
Return (loss) on average assets (8)(9)...........    0.35%       0.38%        0.38%       (0.10)%      0.24%        0.51%     0.36%
Return (loss) on average tangible common
   equity (8)....................................    9.52       10.37         9.68        (3.79)       4.94         9.34      4.30
Return (loss) on average total equity (8)........    8.11        8.59         8.09        (1.85)       4.53         8.06      1.30
Interest rate spread (8).........................    1.53        1.88         1.74         1.12        1.11         2.07      2.10
Net interest margin (8)..........................    1.71        2.04         1.91         1.27        1.32         2.31      2.51
Dividend payout ratio on preferred
   stock (8)(10).................................    4.71        4.79         5.01           NM       12.19        38.03     82.95
Total loans, net to total deposits...............  136.48      145.95       140.67       144.88      143.17       147.65    127.72
Non-interest expenses to average assets (8)......    1.17        1.34         1.27         1.28        1.03         1.55      1.97
Efficiency ratio (11)............................   59.44       61.46        61.07        94.70       64.86        57.56     76.45
Asset quality ratios:
Ratio of non-performing assets to total assets...    0.59        0.55         0.55         0.69        0.61         0.67      0.95
Ratio of non-performing assets to total loans,
   real estate owned and tax certificates (3)....    0.79        0.66         0.68         0.85        0.73         0.79      1.14
Ratio of non-performing loans to total
   loans (3).....................................    0.70        0.54         0.58         0.70        0.64         0.72      0.99
Ratio of net charge-offs to average total
   loans (3)(8)..................................    0.10        0.06         0.11         0.06        0.02         0.04     (0.12)
Ratio of loan loss allowance to total
   loans (3)(8)..................................    0.39        0.37         0.35         0.36        0.20         0.21      0.34
Ratio of loan loss allowance to
   non-performing loans..........................   55.80       68.41        61.20        52.45       31.51        28.96     33.74
Capital ratios:
Ratio of average common equity to average
   total assets..................................    4.51        4.57         4.49         4.08        4.18         3.40      4.78
Ratio of average total equity to average
   total assets..................................    4.73        4.81         4.72         5.16        5.19         6.36      8.44
Bank tangible capital-to-assets ratio............    7.40        7.90         7.49         7.86        8.72         8.07      7.01
Bank core capital-to-assets ratio................    7.40        7.90         7.49         7.86        8.72         8.07      7.01
Bank risk-based capital-to-assets ratio..........   15.10       15.50        14.84        15.54       17.54        11.27     14.19

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(1) In 1996, we recorded a one-time SAIF special assessment of $2.6 million ($1.6 million after tax).

(2)      Includes mortgage loans held for sale.

(3)      At March 31, 2001, excludes $136.8 million of loans securitized.

(4) Includes investments in securities, mortgage-backed securities, overnight deposits, reverse repurchase agreements, tax certificates, certificates of deposit, and other earning assets.

(5) At March 31, 2001, includes $101.2 million of loans securitized, net of sales of $35.6 million immediately subsequent to securitization.

(6) Includes repurchase agreements, advances from Federal Home Loan Bank and senior notes.

(7) Earnings per share for all periods presented before December 31, 1997 have been restated in accordance with Financial Accounting Standard 128.

(8)      Calculated on an annualized basis.

(9) Return on average assets is calculated before payment of preferred stock dividends.

(10) The ratio of total dividends declared on our preferred stock during the period to total earnings for the period before dividends.

(11) Efficiency ratio is calculated by dividing non-interest expenses less non-interest income, excluding net gains on sale of assets, by net interest income.

NM       The dividend payout ratio is not meaningful in a period of loss.

                                  RISK FACTORS

         An investment in our Class A Common Stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this Prospectus. If any of the risks discussed in this Prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our Class A Common Stock could decline significantly and you could lose all or part of your investment. You should also consider the other information in this Prospectus, as well as in the documents incorporated by reference.

If the interest payments on our borrowings increase relative to the interest we earn on our investments, it may decrease our net interest income.

         Our profitability depends to a large extent on the Bank's net interest income, which is the difference between income on interest-earning assets such as mortgage loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Our net interest income may be reduced if (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising. As of March 31, 2001, our interest-bearing liabilities maturing or repricing within one year exceeded our interest-earning assets maturing or repricing within one year by $223.4 million, or 4.8% of interest-earning assets.

         Changes in the difference between short and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

         Our residential mortgage loan portfolio includes a significant amount of adjustable rate mortgage loans (ARMs). The interest rates on ARMs adjust periodically based upon a contractually agreed index or formula. Our ARMs generally have annual interest rate adjustment caps that limit rate increases or decreases to 2% per year and lifetime caps that limit the increase to 6% for the life of the loan. If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on the ARMs, thus reducing our net interest income because we will need to pay these higher interest rates on our deposits and borrowings.

An increase in loan prepayments may adversely affect our profitability.

         Loan prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. Changes in prepayment rates are therefore difficult for us to predict.

         In our financial statements, we recognize our deferred loan origination costs by reducing our interest income over the estimated life of our loan portfolio. The estimated life is the contractual maturity of the loans in our portfolio reduced for expected prepayments based upon our historical experience of prepayments. As prepayments accelerate, our historical prepayment experience changes, shortening the estimated life of our loan portfolio and increasing the rate at which net deferred loan origination costs are expensed. We also recognize the premiums which we pay on each mortgage-backed security as a reduction from interest income over the life of the security. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. If interest rates decline, a significant portion of our net deferred loan origination costs and premiums may be expensed in a relatively short period, which would reduce our net interest income. In addition, we cannot assure you that we would be able to reinvest the proceeds of loan prepayments on satisfactory terms. At March 31, 2001, we had $18.0 million in net deferred origination costs and $2.7 million in premiums, offset by $3.8 million in discounts, for a net discount of $1.1 million on mortgage-backed securities.

An inadequate allowance for loan losses would reduce our earnings.

         As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. Recent volatility and deterioration in domestic and foreign economies may also increase our risk for credit losses. We evaluate the collectibility of our loan portfolio and provide an allowance for loan losses that we believe is adequate based upon such factors as:

         o        the risk characteristics of various classifications of loans

         o        previous loan loss experience

         o        specific loans that have loss potential

         o        delinquency trends

         o        estimated fair value of the collateral

         o        current economic conditions

         o        the views of our regulators

         o        geographic and industry loan concentrations

If our evaluation is incorrect and borrower defaults cause losses exceeding our allowance for loan losses, our earnings could be significantly and adversely affected. We cannot assure you that our allowance will be adequate to cover loan losses inherent in our portfolio. We may experience losses in our loan portfolios or perceive adverse trends that require us to significantly increase our allowance for loan losses in the future, which would also reduce our earnings. In addition, our regulators may require us to increase our allowance for loan losses even if we think an increase is not merited.

Our exposure to credit risk is increased by our commercial real estate, commercial business and construction lending.

         Commercial real estate, commercial business and construction lending generally involve higher credit risk than single-family residential lending. Such loans involve larger loan balances to a single borrower or groups of related borrowers. At March 31, 2001, we had a balance of $202.9 million in commercial real estate loans (including multi-family residential loans), $72.9 million in construction loans and $77.5 million in commercial business loans.

         Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends more on successful development of their properties. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

         Risk of loss on a construction loan depends largely upon whether our initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If our estimate of value is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

         Unlike residential mortgage loans that are based on the borrower's ability to repay the loan from the borrower's income and secured by real property with a value that is usually readily ascertainable, commercial business loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. Such loans involve greater risk, because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and fluctuate in value based on the success of the business.

         Commercial real estate, commercial business and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. The underwriting, review and monitoring performed by our officers and directors cannot eliminate all of the risks related to these loans.

Negative events in certain geographic areas could adversely affect us.

         Most of the loans in our portfolio are secured by real estate. A significant portion of these loans are secured by properties in Florida. Negative conditions in the real estate markets where collateral for our mortgage loans is located could adversely affect our borrowers' ability to repay and the value of the collateral. Real estate values are affected by various factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as hurricanes. Many of our depositors and borrowers are citizens of South or Central American countries who currently reside in the United States, are in the process of moving here or have second homes here. As of March 31, 2001, the amount of residential mortgage loans made to these borrowers was $371.6 million, or 11.8% of our total residential mortgage loan portfolio. Negative events affecting general economic or political conditions in certain South and Central American countries could also adversely affect us if they resulted in a significant loss of deposits or increased loan defaults.

Adjustments for loans held for sale may adversely affect our profits.

         In our financial statements we must revalue on a quarterly basis loans that we originate and classify as held for sale to the lower of their cost or market value. Depending on market conditions, we may be required to make adjustments that adversely affect our results of operations.

Competition with other financial institutions could adversely affect our profitability.

         The banking and financial services industry has become increasingly competitive. Recent legal and regulatory changes have made it easier for new and sometimes unregulated competitors to compete with us. Consolidation among financial services providers has led to the accumulation of assets in a smaller number of very large national and regional banking and financial institutions. These institutions generally have significantly greater resources, a wider geographic presence or greater accessibility and the ability to offer more services or more favorable pricing than we do. Finally, we face growing competition from new banks and other financial services providers that target our existing or potential customers. As consolidation continues among large banks, we expect additional smaller institutions to try to exploit our market. These institutions may be better capitalized or may be able to develop and market better products and services than we currently offer or can develop.

         We face substantial competition for both loans and deposits. Competition for loans comes principally from other banks, savings institutions, mortgage banking companies and other lenders. In originating mortgage loans, we compete with real estate investment trusts, investment banking firms, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, other lenders, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Government National Mortgage Association and other entities purchasing mortgage loans. This competition could decrease the number and size of loans that we make and the interest rates and fees that we receive on these loans.

         We compete for deposits with banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased competition for deposits could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations.

         Technological developments have allowed competitors to compete more effectively in local markets and have otherwise broadened available financial services and capital for our target customers. The increasing demand for technology-driven products may drive up our costs for those products, and we may be unable to pass along the entire cost of those products to our customers. If we are unable to implement, maintain and use such technologies we may not be able to effectively compete in our industry.

Failure to pay interest on our debt may adversely impact us.

         As of March 31, 2001, we had $205.6 million of junior subordinated debentures that are held by three Delaware business trusts that we control. Interest payments on the debentures total $19.5 million per year, which must be paid before we pay dividends on our capital stock, including our Class A Common Stock. We have the right to defer interest payments on the debentures for up to 20 consecutive quarters. However, if we elect to defer interest payments, all deferred interest must be paid before we may pay dividends on our capital stock. Deferral of interest payments could also cause a decline in the market price of our Class A Common Stock. In 1999, we issued and sold $200 million of senior notes which mature in 2004. Annual interest payments on the senior notes total $10.8 million. As of March 31, 2001, we also had $1.4 billion of borrowings from the Federal Home Loan Bank of Atlanta (FHLB) that are secured by a pledge of $1.9 billion of our residential first mortgage loans. Failure to pay interest or principal on this debt would adversely affect our business because we would lose the FHLB as a funding source.

We may not be able to maintain and profit from our growth.

         We may use some of the proceeds from this offering for expansion activities. These activities may include additional branch offices, facilities and acquisitions. Our ability to continue to grow depends, in part, on our ability to open new branch locations, successfully attract deposits to those locations, and identify loan and investment opportunities. We also depend on maintaining productive relationships with the non-affiliated brokers through whom we generate one-to-four family residential mortgage loans that we originate. Our ability to profit from our growth also will depend on whether we can efficiently fund our growth, control our costs and maintain asset quality, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we are unable to sustain our growth, our earnings could be adversely affected. If we grow too quickly, however, and are not able to control costs and maintain asset quality, growth could adversely affect our financial performance. In addition, the loss of any of our more productive brokers could reduce our volume of loan originations.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

         The Bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision (OTS) as its primary federal regulator, and by the Federal Deposit Insurance Corporation (FDIC), which insures its deposits. As a member of the FHLB, the Bank must also comply with applicable regulations of the

Federal Housing Finance Board and the FHLB. We are subject to regulation and oversight by the OTS. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our stockholders.

         Among other things, our ability to pay cash dividends on our Class A Common Stock is limited by these regulations. Because income is received by us from the Bank as dividend payments, our ability to pay dividends would also be limited by the financial condition of the Bank. As a depository institution insured by the FDIC and overseen by the OTS, the Bank must notify the OTS in advance of any proposed distribution, and may not pay dividends or distribute any capital assets if the distribution is disapproved by the OTS. OTS regulations also impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank. Regulatory authorities have extensive discretion in their supervisory activities that could be used to restrict our business. Changes in the laws or regulations that govern us could further restrict our operations, impose burdensome requirements and increase our expenses.

         OTS regulations also restrict our ability to open new branch offices. We must notify the OTS at least 30 days before we open a new branch office and publish notice of the proposed office in area newspapers. If the OTS objects to the office, or suspends the applicable time frames, the new branch office may be delayed or disapproved.

We are dependent upon the services of our management team.

         Our future success and profitability is substantially dependent upon the management and banking abilities of the Bank's senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that the Bank will be successful in attracting and retaining such personnel. In April 2001, Mehdi Ghomeshi stepped down from his position as our President and Chief Operating Officer and substantially reduced his work load. In his new role as Executive Vice Chairman of the Board, Mr. Ghomeshi will provide strategic and planning direction but will no longer oversee our day to day operations. Our Chairman and six Senior Executive Vice Presidents have assumed additional responsibilities as a result of this change. If the members of our executive management team are unable to successfully fulfill their expanded responsibilities for our operations, our operations may be materially and adversely affected. We cannot guarantee that members of our executive management team will remain with us. Compensation paid to these officers in the form of stock options and restricted stock awards generally vest over three to five years, but we do not have non-compete agreements with any executive officer other than Mr. Ghomeshi. Changes in key personnel and their responsibilities may be disruptive to the Bank's business and could have a material adverse effect on our business, financial condition and results of operations.

Provisions in our Articles of Incorporation and Bylaws could impede efforts to remove management and frustrate takeover attempts.

         Certain provisions of our Articles of Incorporation and Bylaws could delay or frustrate the removal of incumbent directors and make a merger, tender offer or proxy contest more difficult, even if such events appear to benefit stockholders. Certain provisions of state and federal law may also discourage or prohibit a future takeover attempt in which our stockholders might otherwise receive a substantial premium for their shares over then-current market prices.

         The voting power of the directors, executive officers and holders of 5% or more of our equity securities and certain provisions of our Articles of Incorporation may discourage any proposed takeover not approved by management. In addition, under our Articles of Incorporation we may issue additional shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock at any time. We do not intend to issue additional shares of such stock if the issuance would result in termination of trading of the Class A Common Stock on the Nasdaq National Market.

Our insiders hold voting rights that give them significant control over matters requiring stockholder approval.

         Our directors and executive officers hold substantial amounts of our Class A Common Stock, Class B Common Stock and Noncumulative Convertible Preferred Stock, Series B (Series B Preferred Stock). Each share of Class A Common Stock is entitled to one-tenth vote, each share of Class B Common Stock is entitled to one vote, and each share of Series B Preferred Stock is entitled to two and one-half votes. These classes generally vote together on matters presented to stockholders for approval. Directors and executive officers will hold approximately 33.11% of our total voting power after the offering and approximately 53.66% if they exercise all options exercisable within 60 days to purchase shares of such stock. If they vote together, our officers and directors will significantly influence the election of directors and other matters requiring stockholder approval, including proposals made by stockholders. Consequently, other stockholders' ability to influence our actions through their vote may be limited. See Security Ownership of Certain Beneficial Owners and Management.

There are several business and family relationships among directors that could affect their independence.

         Several of our directors have business relationships with us and each other. During the 2000 fiscal year, we paid the law firm of Camner, Lipsitz and Poller, Professional Association, approximately $2.5 million in fees for representing us in mortgage loan closings, foreclosures, litigation, corporate and other matters. Alfred R. Camner, our Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer, and Marc Lipsitz, one of our other directors and our Corporate Secretary, are the Senior Managing Director and the Managing Director, respectively, of this law firm. We also lease property for one of our branch offices from a partnership in which Mr. Camner has a 25% interest. During fiscal 2000, we paid the insurance firm of which Marc Jacobson, one of our other directors, is an officer and director, and the insurance firm owned by Mr. Jacobson's wife, a total of approximately $110,000 in insurance commissions. In addition, Mr. Camner's mother serves as a director. Business and family relationships among us, our directors and officers may affect our directors' judgment and oversight of our business.

Sales of a substantial number of shares of Class A Common Stock in the public market after the offering could adversely affect its market price.

         After the offering, 22,951,158 shares of our Class A Common Stock will be outstanding. Our directors and executive officers will hold approximately 705,423 shares of this total. In addition, up to 4,167,830 additional shares of our Class A Common Stock may be issued after the offering if (i) all options to purchase our Class A Common Stock, Class B Common Stock and Series B Preferred Stock are exercised, and (ii) all shares of Class B Common Stock and Series B Preferred Stock are converted to Class A Common Stock. Our directors and executive officers would hold 3,840,685 of such shares. Our directors and executive officers cannot sell their shares without registration under the Securities Act unless there is an exemption from registration available for the sale, and often rely on an exemption under Rule 144. The exemption limits a director's or executive officer's stock sales within any three-month period to the greater of 1% of the then outstanding shares of Class A Common Stock or the average weekly trading volume in the Class A Common Stock. Although Rule 144 imposes limits on the speed and magnitude of such sales, it does not prohibit them, and its restrictions are reduced for securities with high average trading volumes.

         Our directors and executive officers have agreed with the underwriters not to sell shares of our capital stock for 90 days after the date of this Prospectus. These "lock up agreements" currently apply to approximately 624,548 shares of Class A Common Stock, 243,469 shares of Series B Preferred Stock and 493,194 shares of Class B Common Stock that will be outstanding after the offering. After that date, a director or executive officer may sell shares, subject to the restrictions of the Securities Act. The underwriters have agreed to waive obligations under the lock-up agreements for a pre-existing agreement under which Alfred Camner may elect to purchase up to 418,975 shares of Class B Common Stock from Earline Ford, including 338,100 shares underlying options which Mrs. Ford may exercise in the future. Mr. Camner may pay for the shares in cash or by exchanging shares of Class A Common Stock.

                                   BANKUNITED

General

         We are a full-service financial institution with local decision-making that delivers a wide array of products through highly personalized service. Our principal subsidiary is the Bank. Through the Bank's 36 full-service branches located in south Florida we offer various retail and business deposit products, as well as a variety of value-added, fee-based banking services to retail customers and businesses in our market. We make residential, consumer and commercial loans. Our revenues consist primarily of interest earned on loans and investments and fees paid for our financial services and products. Our expenses are interest paid on deposits and borrowings and expenses incurred in providing our services and products.

         We target retail and business customers in our south Florida market who are looking for a primary banking relationship with an institution equipped with local market expertise and staffed by people who are empowered to act quickly and decisively. We offer an alternative to many of the area's residents who have become disillusioned with the large, super-regional banks that have acquired a number of the local financial institutions. We are focused on providing high value to customers by delivering products and services matched directly to their needs.

         At March 31, 2001 we had assets of $4.8 billion, deposits of $2.6 billion and stockholders' equity of $213 million.

         We currently have 35 branch offices in southeast Florida and one in southwest Florida. Prior to this offering, we planned to open three additional branch offices by the end of 2001. We anticipate that the number of planned offices will increase after the offering.

         The Bank is a member of the FHLB and is subject to comprehensive regulation, examination and supervision by the OTS and the FDIC. Deposits in the Bank are insured by the Savings Association Insurance Fund to the maximum extent permitted by law. As a savings and loan holding company, we are also subject to regulation by the OTS.

Change in Business Focus and New Management

         In fiscal 1999, we adopted a community banking strategy of expanding our deposit base and fee-generating products, and originating and retaining residential, consumer and commercial loans. By this change, we moved away from our traditional savings and loan model. We hired a new management team with extensive retail and commercial banking experience in our market area to facilitate this change in our business focus. These executives previously managed various operations of Barnett Bank in south Florida.

         Under our new management team we embarked on a thorough review of our business model as well as the qualifications and effectiveness of our personnel. We have changed our strategy and operations to focus on originating residential, consumer and commercial real estate and cashflow-based commercial loans. We have also introduced new products and services to meet the needs of both consumer and commercial customers. We now add branch locations to strategic target areas with family-oriented demographics and small to mid-sized businesses.

         Since the second quarter of fiscal 1999, we have significantly increased loan production, developed enhanced deposit products and recorded stronger earnings. Loans in sectors that we did not previously emphasize increased by over $178.9 million, including increases of $23.5 million in commercial real estate loans, including multi-family loans, $64.2 million in construction loans, and $91.2 million in commercial and consumer loans. The composition of our residential loan portfolio has shifted as a result of increased loan originations and a decrease in purchased loans. At March 31, 2001, residential loans originated by us comprised 53% of our total residential loan portfolio, as compared to 27% at March 31, 1999.

         For the year ended September 30, 2000, we posted net income of $15.8 million before preferred stock dividends. For the six months ended March 31, 2001, we posted net income of $8.4 million before preferred stock dividends.

Business Strategy

         Operating Plan

         Our operating plan is to rapidly expand our retail and commercial deposit base by providing convenient locations, competitive rates and high-quality personalized service to consumers and businesses in our target markets. We intend to improve our distribution channel by expanding our retail branch network or acquiring existing financial institutions or their branch offices. We have implemented a sales-oriented, performance-based corporate culture. We continually train and equip our employees to effectively ascertain each individual customer's needs. We reward our employees for fulfilling a customer's needs with our loan and deposit products and services.

Branch Expansion and Acquisitions

         We have selectively expanded our retail branch network by opening four branch offices to date in fiscal 2001, four in fiscal 2000 and one in fiscal 1999. In many cases we have been able to capitalize on branch closings resulting from recent consolidations by securing low-cost, turnkey banking offices that have excellent locations and appropriate infrastructure. Of the total of 36 branch offices currently open, 14 are located in Miami-Dade County, 14 in Broward County, seven in Palm Beach County and one in Collier County. We currently have two additional branches under construction in Broward and Palm Beach counties, and prior to this offering expected to open one additional branch office by the end of 2001. We anticipate that the number of planned offices will increase after the offering.

         We have made several acquisitions of other financial institutions to increase our deposit market share in Miami-Dade and Broward counties. We periodically review information about other financial institutions and may make additional acquisitions, although there are currently no specific transactions contemplated.

Deposit Opportunities

         We focus on attracting depositors with convenient locations, competitive rates and personalized service. To improve the convenience and quality of our customers' banking experience, we continue to offer new services and facilities such as a telephone call center for customer sales and service, drive-through lanes at new branch offices, automatic teller machines and internet and personal computer banking access.

         We emphasize personalized service by a local financial institution to differentiate ourselves from super-regional banks. We currently do not have any brokered deposits. In contrast to larger institutions, localized decision-making affords us the opportunity to customize our products to meet the unique needs of our customers. This special attention and high quality service is expected to build strong customer relationships and build our core deposits.

         We are a registered participant in the Qualified Public Depository program of the State of Florida and may bid with the state for public deposits. At March 31, 2001 we held $249 million of public funds from the State of Florida in the form of certificates of deposits, as compared to $190.6 million at March 31, 2000.

         For the 12 months ended March 31, 2001, our deposits increased by $195.5 million, or 8.0%, from March 31, 2000.

One-to-Four Family Residential Mortgage Loan Originations

         Our lending primarily involves originating loans secured by first mortgages on real estate improved with single-family dwellings. We originate one-to-four family residential mortgage loans through our branches and through referrals from our network of non-affiliated brokers.

         In fiscal 2000, approximately 92% of our one-to-four family residential mortgage loan originations came from customer relationships introduced by brokers. We currently maintain relationships with approximately 200 wholesale brokers located mainly in south Florida. This network allows us to generate loan volume and cost-effectively acquire new account relationships with borrowers in our market areas. We can service and cross-sell these residential loan customers through our branch system. This network also generates residential loans to non-resident aliens secured by homes in Florida.

         For the 12 months ended March 31, 2001, single-family loan originations totaled $652.9 million.

Commercial Real Estate and Multi-Family Lending

         We believe the rapid consolidation of the south Florida banking market has created and will continue to create opportunities to originate commercial real estate loans for multi-family and commercial real estate developments. We have originated numerous prominent development loans, largely by targeting top tier local real estate developers in Miami-Dade, Broward, Palm Beach and Collier Counties, who benefit from our market expertise, localized decision-making and rapid response time. Our strategy is to promote commercial lending together with private banking, as we seek in both areas to develop long-term relationships with select businesses, real estate investors and professionals.

         For the 12 months ended March 31, 2001, commercial real estate loans and multi-family loans increased by $25.8 million or 14.6% from March 31, 2000, to $202.9 million. During that period, origination volume, including unfunded loans, totaled $193.2 million.

Commercial and Small Business Banking

         We continue to emphasize commercial and small business banking relationships. We also target these customers with other fee-generating products and services, including payroll and merchant services through outside vendors, as well as in-house treasury management services. We believe these businesses are looking for a personal approach to business banking that we are able to provide through our dedicated business banking relationship managers. Our local market presence and understanding of the unique economic conditions of south Florida are major factors in differentiating us from our out-of-state competitors.

         For the 12 months ended March 31, 2001 commercial and small business loans increased by $0.2 million or 0.3% from March 31, 2000, to $77.5 million.

Real Estate Construction Lending

         We believe that our expertise in residential lending and our position in a rapidly expanding housing market presents us with favorable opportunities as a construction lender. Our management team has long-standing relationships with area builders and developers that we hope to take advantage of by offering them quick responses to loan requests. We also make construction loans to individuals. These individual construction loans often lead to permanent financing opportunities after the completion of the project and additional customer relationships .

         For the 12 months ended March 31, 2001, construction loans increased by $54.0 million, or 285.7%, from March 31, 2000 to $72.9 million.

Consumer Lending

         We emphasize home equity and other consumer loans that we can cross-sell through our retail branch network to our growing deposit customer base. Our ongoing origination and servicing of residential loans presents us with additional opportunities to expand our lending relationships by establishing home equity lines of credit for these customers.

         For the 12 months ended March 31, 2001, consumer loans increased by 31.9% from March 31, 2000, to $66.5 million.

Increasing Non-Interest Income

         It is our strategy to provide our customers with a full range of fee-based and value-added financial services delivered with high-quality, personalized service. Through our retail branch network we develop the customer relationships that allow us to cross-sell products and services. We believe that relationship banking gives us the chance to sell multiple products to each customer. As we continue to penetrate and enlarge our customer base, we anticipate our fee opportunities will increase proportionately.

         For the year ended March 31, 2001, non-interest income increased by $2.1 million or 73.8% from March 31, 2000.

Maintaining Asset Quality

         We have maintained a relatively low level of non-performing assets to total assets and net charge-offs over the last five years. Our strategy is to maintain a balance between providing a broad range of loan products to our customer base and the overall asset quality in our portfolio. Approximately 87.5% of our loan portfolio is in one-to-four family mortgages, which are generally considered to involve a lower degree of credit risk than other types of loans.

         At March 31, 2001, our non-performing assets as a percentage of total assets was 0.59%.

                                 USE OF PROCEEDS

         We expect to receive net proceeds of approximately $____ million from the offering after deducting the underwriting discounts and estimated offering expenses. We expect this amount to be $_________ if the underwriters' overallotment option is exercised.

         We are making this offering because, based upon our analysis of current market conditions and the market value of our Class A Common Stock, we perceive an opportunity to acquire funds to finance our growth and expansion strategies. We intend to use the net proceeds of the offering for general corporate purposes consistent with our business strategy for growth and expansion. These purposes may include expanding our operations through new branches and possible acquisitions, acquiring our debt or trust preferred securities in the public markets, if available on favorable terms, and funding working capital needs. We currently have no agreements for any acquisitions. We intend to use approximately $7 million of the net proceeds to redeem the 696,117 outstanding shares of our 9% Noncumulative Perpetual Preferred Stock. We have the right under our Articles of Incorporation to redeem these shares for $10.00 per share, plus accrued but unpaid dividends.

                                 CAPITALIZATION

         The following table shows our consolidated capitalization at March 31, 2001, on an actual basis and as adjusted to reflect the sale of 5,000,000 shares of our Class A Common Stock in this offering and the application of a portion of the estimated net proceeds to redeem the outstanding shares of our 9% Noncumulative Perpetual Preferred Stock. The following data should be read in conjunction with our consolidated financial statements and related notes contained in Appendices A and B.

                                                                                       Actual         Adjusted
                                                                                       ------         --------
                                                                         (Dollars in thousands, except per share amounts)
Deposits............................................................................  $ 2,634,086    $ 2,634,086
Securities sold under agreements to repurchase......................................       67,043         67,043
FHLB advances.......................................................................    1,417,584      1,417,584
Senior notes........................................................................      200,000        200,000
Company obligated mandatorily redeemable trust preferred securities of subsidiary trusts holding solely junior subordinated deferrable
   interest debentures .............................................................      205,592        205,592
                                                                                      -----------    -----------
     Total deposits and borrowed funds..............................................    4,524,305      4,524,305
                                                                                      -----------    -----------
Stockholders' equity:
 Preferred Stock, Series B,  and 9% Perpetual,
   $.01 par value; authorized--10,000,000 shares; issued--992,938 shares;
   outstanding--991,938 shares; issued and
   outstanding, as adjusted-- 295,821 shares (1)....................................           10              3
 Class A Common Stock, $.01 par value; authorized--30,000,000 shares;
   issued 18,282,325 shares; outstanding-17,949,325 shares; issued, as adjusted--
   23,282,325 shares; outstanding, as adjusted--22,949,325 shares...................          183            233
 Class B Common Stock, $.01 par value; authorized--3,000,000 shares;
   issued and outstanding--505,669 shares; issued and outstanding,
   as adjusted--505,669 shares......................................................            5              5
 Additional paid-in capital.........................................................      182,067
 Retained earnings..................................................................       37,055         37,055
 Treasury stock-333,000 shares of Class A Common Stock and
   1,000 shares of 9% Noncumulative Perpetual Preferred Stock; as adjusted
   333,000 shares of Class A Common Stock...........................................       (2,801)        (2,794)
 Accumulated other comprehensive loss...............................................       (2,870)        (2,870)
                                                                                      -----------    -----------
    Total stockholders' equity......................................................      213,649
                                                                                      -----------    -----------
    Total deposits, borrowed funds and stockholders' equity.........................  $ 4,737,954    $
                                                                                      ===========    ===========

----------
(1) As of March 31, 2001, such shares had an aggregate liquidation preference of $12.1 million and, as adjusted, $2.2 million.

                       PRICE RANGE OF CLASS A COMMON STOCK

         Our Class A Common Stock has been traded on the Nasdaq National Market since December 1985 under the symbol BKUNA. The following table shows the high and low closing sale prices of our Class A Common Stock as quoted on the Nasdaq National Market for our last three fiscal years and for fiscal 2001 through May 3, 2001. As of May 3, 2001, there were approximately 542 record holders of Class A Common Stock and 17,951,158 shares issued and outstanding.

         Stock price data on the Nasdaq National Market reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. No dividends were paid on the Class A Common Stock for the periods shown. See Note 14 to our Notes to Consolidated Financial Statements included in Appendix A for a discussion of restrictions on the Bank's payment of dividends.

                                                  Class A Common Stock
                                            --------------------------------
                                                          Price
 Fiscal Year Ended                          --------------------------------
 September 30, 1998:                          High                     Low
 ------------------                         --------                --------

         1st Quarter                        $  15.63                $  12.75
         2nd Quarter                        $  15.63                $  12.25
         3rd Quarter                        $  18.50                $  13.75
         4th Quarter                        $  17.00                $   8.25

Fiscal Year Ended
September 30, 1999:
-------------------
         1st Quarter                        $  10.06                $   6.56
         2nd Quarter                        $   9.94                $   6.13
         3rd Quarter                        $  11.00                $   6.94
         4th Quarter                        $  10.13                $   7.88

Fiscal Year Ended
September 30, 2000:
-------------------
         1st Quarter                        $   9.07                $   6.88
         2nd Quarter                        $   8.00                $   6.78
         3rd Quarter                        $   7.38                $   5.94
         4th Quarter                        $   7.81                $   6.13

Fiscal Year Ending
September 30, 2001:
-------------------
         1st Quarter                        $   8.50                $   6.75
         2nd Quarter                        $  11.00                $   8.50
         3rd Quarter (1)                    $  12.48                $  10.38

----------
(1)      Through May 11, 2001.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         We have set forth certain selected financial information in the table below for the periods and dates indicated. This information is derived from our Consolidated Financial Statements and related Notes for those periods. You should read the following information in conjunction with our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2000, and with the financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which appear in Appendices A and B. The results for the six months ended March 31, 2001 are unaudited and do not necessarily indicate the results that may be expected for the entire year.

                                                   At or for the Six
                                                     Months Ended
                                                        March 31,               At or for the Fiscal Years Ended September 30,
                                               ----------------------    -----------------------------------------------------
                                                   2001        2000         2000         1999        1998         1997       1996
                                                   ----        ----         ----         ----        ----         ----       ----
                                                                   (Dollars in thousands, except per share amounts)
Operations Data:
Interest income..............................  $ 161,373    $ 140,589    $ 295,315    $ 233,550   $  207,567   $ 108,774    $52,132
Interest expense.............................    125,290      101,762      219,146      187,515      167,543      75,960     34,622
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net interest income before provision
  (credit) for loan losses...................     36,083       38,827       76,169       46,035       40,024      32,814     17,510
Provision (credit) for loan losses...........      2,800        2,200        4,645        7,939        1,700       1,295       (120)
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net interest income after provision
  (credit) for loan losses...................     33,283       36,627       71,524       38,096       38,324      31,519     17,630
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Non-interest income:
Service fees, net............................      3,144        1,937        4,295        3,785        1,139       2,993        597
Gain (loss) on sales of loans and
  mortgage-backed securities, net............        739          - -           71           (5)       4,429         819          5
Gain (loss) on sales of other assets, net....         (4)         - -          - -            1            6           1         (6)
Other........................................      1,120          940        1,709        1,019          651         247         53
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
     Total non-interest income...............      4,999        2,877        6,075        4,800        6,225       4,060        649
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------

Non-interest expenses:
  Employee compensation and benefits.........     10,350       10,094       19,819       15,970       10,943       8,880      4,275
  Occupancy and equipment....................      4,350        4,145        8,332        8,029        4,854       3,568      1,801
  Insurance (1)..............................        510          674        1,221        1,683        1,185         948      3,610
  Professional fees..........................      1,568        1,798        3,193        3,084        1,891       1,605        929
  Other......................................      8,933       10,030       19,959       19,627       13,310       7,946      3,421
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
     Total non-interest expense..............     25,711       26,741       52,524       48,393       32,183      22,947     14,036
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------

Income (loss) before income taxes,
    extraordinary item and preferred
    stock dividends .........................     12,571       12,763       25,075       (5,497)      12,366      12,632      4,243
Provision (benefit) for income taxes ........      4,937        5,214       10,247       (1,903)       5,009       5,033      1,657
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net income (loss) before extraordinary
    item and preferred stock dividends.......      7,634        7,549       14,828       (3,594)       7,357       7,599      2,586
Extraordinary item (net of tax)..............        761          692          936          - -          - -         - -        - -
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net income (loss) before preferred
    stock dividends..........................      8,395        8,241       15,764       (3,594)       7,357       7,599      2,586
Preferred stock dividends....................        395          395          790          773          897       2,890      2,145
                                               ---------    ---------    ---------    ---------   ----------   ---------    -------
Net income (loss) after preferred
    stock dividends..........................  $   8,000    $   7,846    $  14,974    $  (4,367)  $    6,460   $   4,709    $   441
                                               =========    =========    =========    ==========  ==========   =========    =======

Financial Condition Data:
Total assets................................. $4,791,348   $4,267,455   $4,552,069   $4,078,471   $3,738,383  $2,145,406   $824,360
Loans receivable, net (2)(3).................  3,595,092    3,559,025    3,670,769    3,302,866    3,042,014   1,765,723    646,385
Investments (4)(5)...........................  1,058,065      560,143      743,835      642,437      540,547     307,226    157,827
Total liabilities............................  4,577,699    4,071,826    4,349,482    3,888,334    3,539,091   2,045,761    755,249
Deposits.....................................  2,634,086    2,438,580    2,609,538    2,279,798    2,124,824   1,195,892    506,106
Trust preferred securities...................    205,592      214,593      212,393      218,500      218,500     116,000         --
Borrowings (6)...............................  1,684,627    1,358,106    1,460,631    1,328,148    1,142,614     701,484    237,775
Total stockholders' equity...................    213,649      195,629      202,587      190,137      199,292      99,645     69,111
Common stockholders' equity..................    204,304      186,280      193,241      180,984      190,627      75,649     44,807

Per Common Share Data:
Basic earnings (loss) per common
    share (7)................................  $    0.44    $    0.43    $    0.82    $   (0.24)  $     0.41   $    0.57    $  0.10
                                               =========    =========    =========    ==========  ==========   =========    =======
Diluted earnings (loss) per common
    share (7)................................  $    0.42    $    0.42    $    0.81    $   (0.24)  $     0.39   $    0.54    $  0.10
                                               =========    =========    =========    ==========  ==========   =========    =======
Weighted average number of common shares
    and common equivalent shares assumed
    outstanding during the period:
  Basic ..................................... 18,344,657   18,246,900   18,220,508   18,312,548   15,692,566   8,210,890  4,306,042
  Diluted ................................... 19,138,730   18,851,061   18,779,837   18,312,548   16,666,415   9,148,229  4,558,521
Book value per common share..................  $   11.07    $   10.24    $   10.61    $    9.88   $    10.50   $    7.94    $  7.85
Fully converted tangible equity per
    common share.............................  $    9.21    $    8.33    $    8.78    $    8.05   $     8.66   $    6.88    $  7.13

                                                        (Continued on next page)

                                                     At or for the Six
                                                       Months Ended
                                                          March 31,              At or for the Fiscal Years Ended September 30,
                                                   --------------------     -------------------------------------------------------
                                                     2001        2000         2000         1999        1998         1997       1996
                                                     ----        ----         ----         ----        ----         ----       ----
Selected Financial Ratios
Performance ratios:
Return (loss) on average assets (8)(9)...........    0.35%       0.38%        0.38%       (0.10)%      0.24%        0.51%     0.36%
Return (loss) on average tangible common
   equity (8)....................................    9.52       10.37         9.68        (3.79)       4.94         9.34      4.30
Return (loss) on average total equity (8)........    8.11        8.59         8.09        (1.85)       4.53         8.06      1.30
Interest rate spread (8).........................    1.53        1.88         1.74         1.12        1.11         2.07      2.10
Net interest margin (8)..........................    1.71        2.04         1.91         1.27        1.32         2.31      2.51
Dividend payout ratio on preferred
   stock (8)(10).................................    4.71        4.79         5.01           NM       12.19        38.03     82.95
Total loans, net to total deposits...............  136.48      145.95       140.67       144.88      143.17       147.65    127.72
Non-interest expenses to average assets (8)......    1.17        1.34         1.27         1.28        1.03         1.55      1.97
Efficiency ratio (11)............................   59.44       61.46        61.07        94.70       64.86        57.56     76.45
Asset quality ratios:
Ratio of non-performing assets to total assets...    0.59        0.55         0.55         0.69        0.61         0.67      0.95
Ratio of non-performing assets to total loans,
   real estate owned and tax certificates (3)....    0.79        0.66         0.68         0.85        0.73         0.79      1.14
Ratio of non-performing loans to total
   loans (3).....................................    0.70        0.54         0.58         0.70        0.64         0.72      0.99
Ratio of net charge-offs to average total
   loans (3)(8)..................................    0.10        0.06         0.11         0.06        0.02         0.04     (0.12)
Ratio of loan loss allowance to total
   loans (3)(8)..................................    0.39        0.37         0.35         0.36        0.20         0.21      0.34
Ratio of loan loss allowance to
   non-performing loans..........................   55.80       68.41        61.20        52.45       31.51        28.96     33.74
Capital ratios:
Ratio of average common equity to average
   total assets..................................    4.51        4.57         4.49         4.08        4.18         3.40      4.78
Ratio of average total equity to average
   total assets..................................    4.73        4.81         4.72         5.16        5.19         6.36      8.44
Bank tangible capital-to-assets ratio............    7.40        7.90         7.49         7.86        8.72         8.07      7.01
Bank core capital-to-assets ratio................    7.40        7.90         7.49         7.86        8.72         8.07      7.01
Bank risk-based capital-to-assets ratio..........   15.10       15.50        14.84        15.54       17.54        11.27     14.19

----------
(1) In 1996, we recorded a one-time SAIF special assessment of $2.6 million ($1.6 million after tax).

(2)      Includes mortgage loans held for sale.

(3)      At March 31, 2001, excludes $136.8 million of loans securitized.

(4) Includes investments in securities, mortgage-backed securities, overnight deposits, reverse repurchase agreements, tax certificates, certificates of deposit, and other earning assets.

(5) At March 31, 2001, includes $101.2 million of loans securitized, net of sales of $35.6 million immediately subsequent to securitization.

(6) Includes repurchase agreements, advances from Federal Home Loan Bank and senior notes.

(7) Earnings per share for all periods presented before December 31, 1997 have been restated in accordance with Financial Accounting Standard 128.

(8)      Calculated on an annualized basis.

(9) Return on average assets is calculated before payment of preferred stock dividends.

(10) The ratio of total dividends declared on our preferred stock during the period to total earnings for the period before dividends.

(11) Efficiency ratio is calculated by dividing non-interest expenses less non-interest income, excluding net gains on sale of assets, by net interest income.

NM       The dividend payout ratio is not meaningful in a period of loss.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following discussion and analysis and the related financial data present a review of the consolidated operating results and financial condition of BankUnited Financial Corporation ("BankUnited") for the three and six months ended March 31, 2001 and 2000. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto contained in BankUnited's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2000 and with the Consolidated Financial Statements and related Notes contained in BankUnited's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which appears in Appendices A and B.

General

         BankUnited is a Florida-incorporated savings and loan holding company for the Bank. The Bank was founded in 1984 as a state chartered savings and loan association. In 1993, the Bank was converted to a federally chartered savings bank and became a wholly owned subsidiary of BankUnited pursuant to a plan of re-organization approved by the shareholders. BankUnited's principal business currently consists of the operation of its wholly-owned subsidiary, the Bank. In addition to managing the business activities of the Bank, BankUnited invests primarily in U.S. Government and federal agency securities, mortgage-backed securities and other permitted investments. The Bank's primary business has traditionally been to attract retail deposits from the general public and to invest those deposits, together with borrowings, principal repayments and other funds, primarily in one-to-four family residential mortgage loans and to a lesser extent, mortgage-backed securities, commercial real estate loans, multi-family mortgage loans, commercial business loans and consumer loans. The Bank has also invested in other permitted investments. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities. References to BankUnited include the activities of all of its subsidiaries, including the Bank and its subsidiaries, if the context so requires.

         BankUnited's results of operations are dependent primarily on its net interest income, which is the difference between the interest earned on its assets, primarily its loan and securities portfolios, and its cost of funds, which consists of the interest paid on its deposits and borrowings. BankUnited's results of operations are also affected by its provision for loan losses as well as non-interest income, non-interest expenses and income tax expense. Non-interest expenses consist of employee compensation and benefits, occupancy and equipment, insurance, professional fees, telecommunications and data processing, loan servicing expense and other operating expenses. The earnings of BankUnited are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates and the U.S. Treasury yield curves, government policies and actions of regulatory authorities.

Second Quarter Highlights

         BankUnited reported net income of $4.2 million for the quarter ended March 31, 2001, compared to $3.9 million for the same prior year period. Basic and diluted earnings were $0.23 and $0.22 per share, respectively, for the quarter ended March 31, 2001 versus $0.21 per share for both basic and diluted earnings, for the corresponding prior year period. Results from the quarters ended March 31, 2001 and 2000 include extraordinary after-tax gains related to BankUnited's purchase during those quarters of $211,000 and $261,000 of trust preferred securities issued by its trust subsidiaries. During the quarter, BankUnited sold loans, mortgage-backed securities and other assets, which resulted in a pretax gain of $692,000.

         BankUnited opened a branch office in the Brickell financial district of downtown Miami during the second quarter of fiscal year 2001, increasing the Bank's branch office total to thirty-five.

         Assets continued to grow, and reached $4.8 billion in the quarter ended March 31, 2001, up from $4.6 billion at September 30, 2000, and up from $4.3 billion, or 11.6%, from the quarter ended March 31, 2000.

Liquidity and Capital Resources

         BankUnited's cash and cash equivalents increased by $27.4 million to $366.7 million at March 31, 2001 from $339.3 million at September 30, 2000. The increase is due to cash provided by financing activities of $231.1 million, offset by cash used in investing activities and operating activities of $194.7 million and $8.9 million, respectively.

         BankUnited's primary use of funds during the six months ended March 31, 2001 was for investing activities, including originations of loans and purchases of investment securities and mortgage-backed securities, and other earning assets. These uses were partially offset by cash provided by repayments of mortgage-backed securities and other earning assets and sales of mortgage-backed securities.

         Net cash used in investing activities during the six months ended March 31, 2001 was $194.7 million compared to $283.1 million, for the six months ended March 31, 2000. For the six months ended March 31, 2001 and 2000, increases to the loan portfolio totaled $47.6 million and $266.1 million, respectively. For the six months ended March 31, 2001, purchases of investment securities totaled $68.2 million, as compared to $1.4 million for the same period in 2000, purchases of mortgage-backed securities totaled $162.8 million compared to $49.8 million for the same period in 2000, and purchases of other earning assets totaled $32.9 million, as compared to $21.1 million for the same period in 2000. In addition, for the six months ended March 31, 2001 and 2000, purchases of office properties and other equipment totaled $1.4 million.

         Proceeds from repayments of investment securities were $5.4 million and $1.8 million for the six months ended March 31, 2001 and 2000, respectively. Proceeds from repayments of mortgage-backed securities were $35.2 million and $25.3 million for the six months ended March 31, 2001 and 2000, respectively. Proceeds from repayments of other earning assets were $24.6 million and $18.4 million for the six months ended March 31, 2001 and 2000, respectively. For the six months ended March 31, 2001, proceeds from the sale of mortgage-backed securities were $48.4 million. During the same period in 2000, there were no sales of mortgage-backed securities. Proceeds from the sale of real estate owned were $1.7 million for the six months ended March 31, 2001, compared to $5.9 million during the same period in 2000.

         BankUnited's primary source of funds provided by its financing activities are increases in Federal Home Loan Bank of Atlanta ("FHLB" ) advances, other borrowings and deposits. For the six months ended March 31, 2001, net increases in FHLB advances were $166.2 million, compared to $55.0 million for the same prior year period. For the six months ended March 31, 2001, the net increase in other borrowings was $57.8 million, compared to a decrease of $25.0 million for the same prior year period. For the six months ended March 31, 2001, deposits increased by $24.5 million, compared to a $158.8 million for the same prior year period.

         BankUnited's primary use of funds in its financing activities, was from the net decrease of advances from borrowers for taxes and insurance and the repurchase of trust preferred securities. For the six months ended March 31, 2001, the net decrease in advances from borrowers for taxes and insurance was $12.0 million compared to $8.1 million for the same prior year period. BankUnited repurchased trust preferred securities in the amount of $5.3 million for the six months ended March 31, 2001, compared to $2.7 million for the same prior year period.

         BankUnited's primary use of funds in its operating activities during the six months ended March 31, 2001 was for the origination of loans held for sale of $31.1 million, offset by a source of funds provided by the proceeds from the sale of loans of $12.1 million. During the six months ended March 31, 2000, there were no originations or sales in the portfolio of loans held for sale.

         BankUnited's total stockholder's equity was $213.6 million at March 31, 2001, an increase of $11.0 million, or 5.4% from $202.6 million at September 30, 2000. The increase is due primarily to income after preferred stock dividends for the six months ended March 31, 2001 of $8.0 million, other comprehensive income of $2.7 million, and to a lesser extent, an increase in additional paid in capital of $0.4 million from the issuance of 188,750 additional shares of Common A and 59,407 shares of Common B.

         Federal savings banks such as the Bank are required to maintain capital at levels specified by applicable minimum capital ratios. At March 31, 2001, the Bank was in compliance with all capital requirements and met the definition of a "well capitalized" institution under applicable federal regulations.

Asset Quality

         Non-performing assets as of March 31, 2001 were $28.4 million, which represents an increase of $3.1 million or 12.3% from $25.3 million as of September 30, 2000. The increase in non-performing assets primarily resulted from a net increase in non-accrual loans of $3.8 million, offset by a net decrease in real estate owned of $0.6 million, and a decrease in restructured loans of $0.1 million. The net increase in non-accrual loans of $3.8 million was due to increased delinquencies in commercial mortgages, one-to-four family residential mortgages and consumer loans of $5.2 million, $0.7 million and $0.1 million, respectively offset by a decrease in delinquencies in non-mortgage commercial loans, land loans and multi-family residential loans of $1.2 million, $0.6 million and $0.4 million, respectively. The net decrease of $0.6 million in real estate owned includes a reduction from the sale of properties aggregating $1.4 million, net of realized gains of $0.3 million and an increase from transfers in to real estate owned of $0.9 million. Non-performing assets as a percentage of total assets increased from 0.55% as of September 30, 2000 to 0.59% as of March 31, 2001 due to the increase in non-performing assets for the reasons discussed above.

         The following table sets forth information concerning BankUnited's non-performing assets at March 31, 2001 and September 30, 2000.

                                                               March 31,     September 30,
                                                                  2001           2000
                                                                -------        -------
                                                                (dollars in thousands)
Non-accrual loans ..........................................    $23,607        $19,751
Restructured loans .........................................      1,192          1,283
Loans past due 90 days and still accruing (1) ..............        255            261
                                                                -------        -------
Total non-performing loans .................................     25,054         21,295

Non-accrual tax certificates ...............................      1,673          1,671
Real estate owned ..........................................      1,690          2,286
                                                                -------        -------
Total non-performing assets ................................    $28,417        $25,252
                                                                =======        =======

Allowance for losses on tax certificates ...................    $ 1,007        $   986
Allowance for loan losses ..................................     13,981         13,032
                                                                -------        -------
Total allowance ............................................    $14,988        $14,018
                                                                =======        =======
Non-performing assets as a percentage of
    total assets ...........................................       0.59%          0.55%
Non-performing loans as a percentage of
    total loans ............................................       0.70%          0.58%
Allowance for loan losses as a percentage of
    total loans ............................................       0.39%          0.35%
Allowance for loan losses as a percentage of
    non-performing loans ...................................      55.80%         61.20%
Net annualized year-to-date charge-offs as a
   percentage of average total loans .......................       0.10%          0.11%

----------
(1) Consists primarily of loans guaranteed by the Federal Housing Authority ("FHA") acquired in the acquisition of Suncoast Savings and Loan Association, FSA.

         BankUnited's allowance for loan losses is established and maintained at levels management deems adequate to cover estimated losses on loans based upon a periodic evaluation of current information available on the risks inherent in the loan portfolio. The provision for loan losses for the three and six months ended March 31, 2001 was $1.6 million and $2.8 million, respectively. The provision for loan losses for the three and six months ended March 31, 2000 was $1.0 million and $2.2 million, respectively. BankUnited's allowance for loan losses increased by a net amount of $1.0 million from $13.0 million as of September 30, 2000 to $14.0 million as of March 31, 2001.

         The following table sets forth the change in BankUnited's allowance for loan losses for the three and six months ended March 31, 2001 and 2000.

                                                                   For the Three Months       For the Six Months
                                                                      Ended March 31,           Ended March 31,
                                                                   ---------------------     ---------------------
                                                                     2001         2000         2001         2000
                                                                   --------     --------     --------     --------
                                                                  (dollars in thousands)    (dollars in thousands)
Allowance for loan losses, balance (at beginning
       of period ...............................................   $ 13,291     $ 12,486     $ 13,032     $ 12,107
Provisions for loan losses .....................................      1,600        1,000        2,800        2,200
Loans charged off ..............................................       (930)        (304)      (1,881)      (1,143)
Recoveries .....................................................         20           47           30           65
                                                                   --------     --------     --------     --------
Allowance for loan losses, balance (at end of period) ..........   $ 13,981     $ 13,229     $ 13,981     $ 13,229
                                                                   ========     ========     ========     ========

         During the three months ended March 31, 2001, commercial business and consumer loans accounted for 95% of charge offs, compared to 24% for the same prior year period. During the six months ended March 31, 2001, commercial business and consumer loans accounted for 91% of charge offs, compared to 19% for the same prior year period. During the three months ended March 31, 2001 and 2000, commercial business and consumer loans accounted for 100% of recoveries. During the six months ended March 31, 2001, commercial business and consumer loans accounted for 100% of recoveries, compared to 80% for the same prior year period

         During the three months ended March 31, 2001, one-to-four family loans accounted for 5% of charge offs, compared to 76% for the same prior year period. During the six months ended March 31, 2001, one-to-four family loans accounted for 9% of charge offs, compared to 82% for the same prior year period. There were no recoveries for one-to-four family loans during the three and six months ended March 31, 2001 and 2000.

         The following table sets forth BankUnited's allocation of the allowance for loan losses by category as of March 31, 2001 and 2000.

                                                        As of March 31,
                                                      ------------------
                                                        2001       2000
                                                      -------    -------
                                                    (dollars in thousands)
One-to-four family ...............................    $ 3,805    $ 4,012
Multi-family .....................................        674        557
Commercial real estate ...........................      2,847      2,181
Construction .....................................        875        227
Land .............................................        780      1,064
Commercial business and consumer .................      4,582      3,877
Unallocated ......................................        418      1,311
                                                      -------    -------
     Total allowance .............................    $13,981    $13,229
                                                      =======    =======

Loan Portfolio

         The following table sets forth the composition of BankUnited's loan portfolio, including loans held for sale, at March 31, 2001 and September 30, 2000.

                                                              March 31, 2001          September 30, 2000
                                                         -----------------------    -----------------------
                                                                       Percent of                 Percent of
                                                            Amount        Total        Amount        Total
                                                         -----------     -------    -----------     -------
                                                                         (dollars in thousands)
Mortgage loans:
      One-to-four family loans ......................    $ 3,143,770        87.5%   $ 3,218,868        87.8%
      Multi-family loans ............................         54,272         1.5         70,856         1.9
      Commercial real estate ........................        148,631         4.1        155,569         4.2
      Construction ..................................         72,880         2.0         38,786         1.1
      Land ..........................................         26,386         0.8         34,489         0.9
                                                         -----------     -------    -----------     -------
           Total mortgage loans .....................      3,445,939        95.9      3,518,568        95.9
                                                         -----------     -------    -----------     -------
Other loans:
      Consumer loans ................................         66,542         1.8         66,480         1.8
      Commercial business loans .....................         77,513         2.2         83,023         2.3
                                                         -----------     -------    -----------     -------
        Total other loans ...........................        144,055         4.0        149,503         4.1
                                                         -----------     -------    -----------     -------
           Total loans ..............................      3,589,994        99.9      3,668,071       100.0

Unearned discounts, premiums and
      deferred loan fees, net .......................         19,079         0.5         15,730         0.4
      Allowance for loan losses .....................        (13,981)       (0.4)       (13,032)       (0.4)
                                                         -----------     -------    -----------     -------
Total loans receivable, net .........................    $ 3,595,092       100.0%   $ 3,670,769       100.0%
                                                         ===========     =======    ===========     =======

Securities Portfolio

         Presented below is an analysis of the carrying values and fair values of investments held to maturity.

                                                                          March 31, 2001
                                                             ------------------------------------------
                                                                         Gross       Gross
                                                             Carrying  Unrealized  Unrealized     Fair
                                                               Value      Gains      Losses      Value
                                                              -------    -------    -------     -------
                                                                       (dollars in thousands)
U.S. Government agency securities ........................    $50,001    $    --    $  (230)    $49,771
Trust preferred securities of other issuers ..............     13,290        260       (143)     13,407
State of Israel Bonds ....................................         61         --         --          61
                                                              -------    -------    -------     -------
         Total ...........................................    $63,352    $   260    $  (373)    $63,239
                                                              =======    =======    =======     =======
                                                                         September 30, 2000
                                                             ------------------------------------------
                                                                         Gross       Gross
                                                             Carrying  Unrealized  Unrealized    Fair
                                                               Value      Gains      Losses      Value
                                                              -------    -------    -------     -------
                                                                       (dollars in thousands)
U.S. Government agency securities ........................    $ 5,001    $    --    $   (77)    $ 4,924
State of Israel Bonds ....................................         61         --         --          61
                                                              -------    -------    -------     -------
         Total ...........................................    $ 5,062    $    --    $   (77)    $ 4,985
                                                              =======    =======    =======     =======

         Presented below is an analysis of the amortized costs and carrying values of investments designated as available for sale.

                                                                                      March 31, 2001
                                                                         -----------------------------------------
                                                                                     Gross      Gross
                                                                       Amortized  Unrealized  Unrealized  Carrying
                                                                          Cost       Gains      Losses      Value
                                                                         -------    -------    -------     -------
                                                                                  (dollars in thousands)
U.S. Government agency securities ...................................    $ 4,997    $    38    $    --     $ 5,035
Equity securities ...................................................      2,905        237         --       3,142
Trust preferred securities of other issuers .........................     17,304          3     (2,297)     15,010
                                                                         -------    -------    -------     -------
     Total ..........................................................    $25,206    $   278    $(2,297)    $23,187
                                                                         =======    =======    =======     =======
                                                                                    September 30, 2000
                                                                         -----------------------------------------
                                                                                    Gross       Gross
                                                                                  Unrealized  Unrealized  Carrying
                                                                          Cost       Gains      Losses      Value
                                                                         -------    -------    -------     -------
                                                                                  (dollars in thousands)
U.S. Government agency securities ...................................    $   350    $    --    $   (10)    $   340
Equity securities ...................................................      2,905         --       (115)      2,790
Trust preferred securities of other issuers .........................     17,313         --     (3,040)     14,273
                                                                         -------    -------    -------     -------
     Total ..........................................................    $20,568    $    --    $(3,165)    $17,403
                                                                         =======    =======    =======     =======

         Presented below is an analysis of the carrying values and fair values of mortgage-backed securities held to maturity.

                                                                                          March 31, 2001
                                                                           ---------------------------------------------
                                                                                        Gross       Gross
                                                                           Carrying  Unrealized   Unrealized     Fair
                                                                             Value      Gains       Losses       Value
                                                                           --------    --------    --------     --------
                                                                                      (dollars in thousands)
GNMA mortgage-backed securities .......................................    $ 76,441    $  3,269    $     --     $ 79,710
FNMA mortgage-backed securities .......................................      48,004         943          --       48,947
FHLMC mortgage-backed securities ......................................      63,293       1,101          --       64,394
Collateralized mortgage obligations ...................................      47,392       1,072          --       48,464
Mortgage pass-through certificates ....................................      13,563       1,337          --       14,900
                                                                           --------    --------    --------     --------
     Total ............................................................    $248,693    $  7,722    $     --     $256,415
                                                                           ========    ========    ========     ========
                                                                                       September 30, 2000
                                                                           ---------------------------------------------
                                                                                        Gross       Gross
                                                                           Carrying  Unrealized   Unrealized     Fair
                                                                             Value      Gains       Losses       Value
                                                                           --------    --------    --------     --------
                                                                                      (dollars in thousands)
GNMA mortgage-backed securities .......................................    $ 85,201    $  1,006    $    (88)    $ 86,119
FNMA mortgage-backed securities .......................................       1,741          --         (16)       1,725
FHLMC mortgage-backed securities ......................................      66,947          --      (1,099)      65,848
Collateralized mortgage obligations ...................................      51,772          --      (2,484)      49,288
Mortgage pass-through certificates ....................................      16,931         594         (21)      17,504
                                                                           --------    --------    --------     --------
     Total ............................................................    $222,592    $  1,600    $ (3,708)    $220,484
                                                                           ========    ========    ========     ========

         Presented below is an analysis of the amortized costs and carrying values of mortgage-backed securities designated as available for sale.

                                                                                          March 31, 2001
                                                                           ---------------------------------------------
                                                                                        Gross       Gross
                                                                          Amortized   Unrealized  Unrealized    Carrying
                                                                             Cost       Gains       Losses        Value
                                                                           --------    --------    --------     --------
                                                                                      (dollars in thousands)
GNMA mortgage-backed securities .......................................    $ 56,872    $    467    $   (127)    $ 57,212
FNMA mortgage-backed securities .......................................     176,847         945        (260)     177,532
FHLMC mortgage-backed securities ......................................       5,036          47          (1)       5,082
Collateralized mortgage obligations ...................................      61,627         169      (1,804)      59,992
Mortgage pass-through certificates ....................................      13,101         309          --       13,410
                                                                           --------    --------    --------     --------
     Total ............................................................    $313,483    $  1,937    $ (2,192)    $313,228
                                                                           ========    ========    ========     ========
                                                                                       September 30, 2000
                                                                           ---------------------------------------------
                                                                                        Gross       Gross
                                                                          Amortized   Unrealized  Unrealized    Carrying
                                                                             Cost       Gains       Losses        Value
                                                                           --------    --------    --------     --------
                                                                                      (dollars in thousands)
GNMA mortgage-backed securities .......................................    $ 27,486    $    167    $   (101)    $ 27,552
FNMA mortgage-backed securities .......................................       4,539          24        (110)       4,453
FHLMC mortgage-backed securities ......................................      12,835           8        (167)      12,676
Collateralized mortgage obligations ...................................      75,679          60      (3,284)      72,455
Mortgage pass-through certificates ....................................       2,592          41          (6)       2,627
                                                                           --------    --------    --------     --------
     Total ............................................................    $123,131    $    300    $ (3,668)    $119,763
                                                                           ========    ========    ========     ========

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM SEPTEMBER 30, 2000 TO MARCH 31, 2001 AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2001 AND 2000.

FINANCIAL CONDITION

Assets

         Total assets remained relatively constant, increasing by $0.2 billion from $4.6 billion at September 30, 2000 to $4.8 billion at March 31, 2001.

         BankUnited's short-term investments, primarily consisting of FHLB overnight deposits and securities purchased under agreements to resell, increased by $25.2 million, or 8.1% to $335.8 million at March 31, 2001, from $310.6 million at September 30, 2000, primarily due to an increase in FHLB overnight deposits of $78.5 million, offset by the maturity of securities purchased under agreements to resell of $53.3 million.

         BankUnited's investment in tax certificates decreased by $3.0 million, or 52.6%, to $2.7 million at March 31, 2001 from $5.7 million at September 30, 2000, as a result of certificate redemptions and repayments. BankUnited discontinued purchasing tax certificates in fiscal 1999.

         Investments held to maturity increased by $58.3 million to $63.4 million at March 31, 2001, from $5.1 million at September 30, 2000, primarily due to purchases of $63.2 million, offset by repayments of $5.0 million.

         Mortgage-backed securities held-to-maturity increased by $26.1 million, or 11.7% to $248.7 million at March 31, 2001 from $222.6 million at September 30, 2000 due primarily to purchases of $50.3 million, offset by repayments of $24.3 million.

         Mortgage-backed securities available-for-sale increased by $193.4 million or 161.4% to $313.2 million at March 31, 2001, from $119.8 million at September 30, 2000, due primarily to purchases of $112.5 and loans securitized of $136.8 million. These increases are offset by sales of $48.1 million, net of realized gains of $0.3 million, repayments of $10.9 million, and an increase of $3.1 million in unrealized gains of the underlying securities.

         BankUnited's loans receivable, net (including loans held for sale) decreased slightly by $0.1 billion from $3.7 billion at September 30, 2000 to $3.6 billion at March 31, 2001. Loan fundings of $620.5 million were offset by $532.7 million of loan repayments (net of accretion of discount, amortization of premium, transfers and loan loss provision), by $136.8 million of loans securitized and classified as mortgage-backed securities available for sale and $26.6 million of loan sales.

         An increase in other earning assets, which consists primarily of FHLB stock, of $8.3 million, or 13.2%, from $62.7 million at September 30, 2000 to $71.0 million at March 31, 2001, includes purchases of $32.9 million offset by repayments of $24.6 million.

Liabilities

         Deposits remained relatively the same at $2.6 billion, increasing by $24.5 million, or 1%, from September 30, 2000 to March 31, 2001.

         Securities sold under agreements to repurchase increased by $57.8 million to $67.0 million at March 31, 2001 from $9.2 million at September 30, 2000. This increase was due to new securities acquired at favorable market interest rates.

         Federal Home Loan Bank advances increased by $0.1 billion, or 7.7%, to $1.4 billion at March 31, 2001 from $1.3 billion at September 30, 2000. The additional advances were used primarily to fund new residential lending.

         The decrease of $12.0 million in advance payments by borrowers for taxes and insurance to $13.7 million at March 31, 2001 from $25.7 million at September 30, 2000, is a reflection of the borrower's real-estate taxes, which are paid in the last quarter of each year.

         Trust preferred securities decreased $6.8 million, or 3.2%, to $205.6 million at March 31, 2001 from $212.4 million at September 30, 2000, due to purchases on the open market of 6,800 shares of Trust Preferred Securities issued by BankUnited's trust subsidiaries. For a further discussion on Trust Preferred Securities, see "Results of Operations - Extraordinary Item."

RESULTS OF OPERATIONS

General

         Net income after preferred stock dividends increased to $4.2 million or 7.7% for the three months ended March 31, 2001, compared to $3.9 million for the three months ended March 31, 2000, and to $8.0 million or 2.6% for the six months ended March 31, 2001, compared to $7.8 million for the six months ended March 31, 2000. The increase in net income after preferred stock dividends for the three and six months ended March 31, 2001 as compared to the prior year periods is attributable to an increase in non-interest income during periods when margin pressures restrict earnings potential, and additional expenses were incurred through the expansion of BankUnited's sales force and banking offices. Below is a more detailed discussion of each major category of income and expenses.

Net Interest Income

         Net interest income before provision for loan losses decreased by $1.5 million, or 7.7%, to $18.1 million for the three months ended March 31, 2001 from $19.6 million for the same prior year period, and $2.7 million, or 7.0%, to $36.1 million for the six months ended March 31, 2001 from $38.8 million for the same prior year period.

         The decrease in net interest income for the three months ended March 31, 2001 was primarily the result of the reduction in net interest margin, which decreased to 1.66% from 2.01% for the same prior year period due to changes in rates. This resulted in a decrease in net interest income of $1.5 million due to a $3.2 million decrease attributable to changes in rates and a $0.5 million decrease attributable to rate/volume (change in rate multiplied by the change in volume), offset by an increase attributable to a change in volume of $2.2 million. The ratio of interest earning assets to interest bearing liabilities remained relatively flat from the same three month period in 2000 at 103%, reflecting that, the decrease in the net interest margin was due primarily to a decrease in the interest rate spread to 1.49% in the three month period ended March 31, 2001 from 1.86% for the same period in 2000.

         The decrease in net interest income for the six months ended March 31, 2001 was also the result of the reduction in net interest margin, which decreased to 1.71% from 2.04% for the same prior year period due to changes in rates. This resulted in a decrease in net interest income of $2.7 million due to a $6.0 million decrease attributable to changes in rates and a $1.3 million decrease attributable to rate/volume, offset by an increase attributable to a change in volume of $4.6 million. The ratio of interest earning assets to interest bearing liabilities also remained relatively flat from the same six month period in 2000 at 103%, reflecting that, the decrease in the net interest margin was due primarily to a decrease in the interest rate spread to 1.53% in the six month period ended March 31, 2001 from 1.88% for the same period in 2000.

         Interest income increased by $9.2 million, or 12.8% to $80.8 million for the three months ended March 31, 2001, compared to $71.6 million for the same prior year period. For the six months ended March 31, 2001, interest income increased by $20.8 million, or 14.8% to $161.4 million, compared to $140.6 million for the same prior year period.

         For the three months ended March 31, 2001, the increase primarily stems from an increase in the average balance of interest earning assets of $368.2 million to $4.3 billion from $3.9 billion, resulting in a positive change in interest income, due to volume of $6.8 million and an additional increase of $2.8 million due to the change in yield rates on interest earning assets of 25 basis points to 7.57% from 7.32% for the same period in 2000. These increases are slightly offset by a decrease from a change in rate/volume of $0.4 million.

          For the six months ended March 31, 2001, the increase primarily stems from an increase in the average balance of interest earning assets of $385.8 million to $4.2 billion from $3.9 billion, resulting in a positive change in interest income, due to volume of $14.2 million, an additional increase of $6.7 million due to the change in yield rates on interest earning assets of 32 basis points to 7.61% from 7.29% for the same period in 2000, and offset by a decrease due to rate/volume of $0.1 million.

         Interest expense increased $10.7 million, or 20.6%, to $62.7 million for the three months ended March 31, 2001, compared to $52.0 million for the same prior year period, and $23.5 million, or 23.1%, to $125.3 million for the six months ended March 31, 2001, compared to $101.8 million for the same prior year period. The increase in interest expense reflects an increase in rates paid, and an increase in the average balances of interest bearing liabilities during the three month and six month periods ended March 31, 2001.

         The rates paid on interest bearing liabilities for both the three months and six months ended March 31, 2001 was 6.08%, compared to 5.46% and 5.41% for the same prior year periods. The increase of 62 basis points for the three months ended March 31, 2001 resulted in an increase in interest expense of $6.0 million, compared to the same prior year period. The increase of 67 basis points for the six months ended March 31, 2001 resulted in an increase in interest expense of $12.6 million, compared to the same prior year period.

         The average balances of interest bearing liabilities for the three-month period ended March 31, 2001, increased by $0.4 billion to $4.2 billion, from $3.8 billion for the same prior year period. This increase resulted in additional interest expense of $4.6 million. The average balances of interest bearing liabilities for the six-month period March 31, 2001, increased by $0.4 billion to $4.1 billion, from $3.7 billion for the same prior year period. This increase resulted in additional interest expense of $9.6 million. In addition, there was an increase in interest expense for the six months ended March 31, 2001 of $1.3 million, compared to the same prior year period, due to changes in rate/volume.

Analysis of Net Interest Income

         Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. The following table sets forth certain information relating to the categories of BankUnited's interest-earning assets and interest-bearing liabilities for the periods indicated. All yield and rate information is calculated on an annualized basis by dividing the annualized income or expense item for the period by the average balances during the period of the appropriate balance sheet item. Net interest margin is calculated by dividing net interest income by average interest-earning assets. Non-accrual loans are included in asset balances for the appropriate period, whereas recognition of interest on such loans is discontinued and any remaining accrued interest receivable is reversed, in conformity with federal regulations. The yields and net interest margins appearing in the following table have been calculated on a pre-tax basis.

Yields Earned and Rates Paid

                                                                              For the Three Months Ended March 31,
                                                           -----------------------------------------------------------------------
                                                                           2001                                  2000
                                                           ----------------------------------   ----------------------------------
                                                             Average                  Yield/      Average                  Yield/
                                                             Balance     Interest      Rate       Balance     Interest      Rate
                                                           ----------   ----------   --------   ----------   ----------   --------
                                                                                     (dollars in thousands)
Interest-earning assets:
      Loan receivable, net .............................   $3,686,431   $   69,324       7.54%  $3,463,834   $   63,601       7.35%
      Mortgage-backed securities .......................      429,851        8,383       7.80      351,453        6,155       7.01
      Short-term investments ...........................       19,917          388       7.80       12,629          287       8.99
      Tax certificates .................................        3,337          201      24.12       12,168          169       5.56
      Long-term investments and
      FHLB stock, net ..................................      141,861        2,541       7.20       73,114        1,425       7.82
                                                           ----------   ----------   --------   ----------   ----------   --------
Total interest-earning assets ..........................    4,281,397       80,837       7.57%   3,913,198       71,637       7.32%
                                                           ----------   ----------   --------   ----------   ----------   --------
Interest-bearing liabilities:
      NOW/Money Market .................................      287,067        1,930       2.73%     264,356        1,631       2.48%
      Savings ..........................................      373,998        4,793       5.20      372,522        4,361       4.71
      Certificates of deposit ..........................    1,945,937       30,901       6.44    1,754,050       23,628       5.42
      Trust preferred secutities .......................      206,414        4,984       9.66      215,192        5,220       9.70
      Senior notes .....................................      200,000        2,834       5.67      200,000        2,857       5.71
      FHLB advances and other
      borrowings .......................................    1,143,968       17,250       6.03    1,000,501       14,302       5.66
                                                           ----------   ----------   --------   ----------   ----------   --------
Total interest-bearing liabilities .....................   $4,157,384   $   62,692       6.08%  $3,806,621   $   51,999       5.46%
                                                           ==========   ==========   ========   ==========   ==========   ========
Excess of interest-earning assets
      over interest-bearing liabilities ................   $  124,013                           $  106,577
                                                           ==========                           ==========
Net interest income ....................................                $   18,145                           $   19,638
                                                                        ==========                           ==========
Interest rate spread ...................................                                 1.49%                                1.86%
                                                                                     ========                             ========
Net interest margin ....................................                                 1.66%                                2.01%
                                                                                     ========                             ========
Ration of interest bearing assets to
      interest bearing liabilities .....................       102.98%                              102.80%
                                                           ----------                           ----------

(1) Short-term investments include FHLB overnight deposits and securities purchased under agreements to resell.

                                                                         For the Six Months Ended March 31,
                                                    ----------------------------------------------------------------------------
                                                                     2001                                     2000
                                                    --------------------------------------   -----------------------------------
                                                      Average                     Yield/       Average                  Yield/
                                                      Balance      Interest        Rate        Balance     Interest      Rate
                                                    ----------    ----------   -----------   ----------   ----------  ----------
                                                                                (dollars in thousands)
Interest-earning assets:
      Loan receivable, net ......................   $3,677,854    $  139,904         7.61%   $3,398,412   $  124,276        7.31%
      Mortgage-backed securities ................      404,372        15,136         7.49       352,418       12,240        6.95
      Short-term investments ....................       28,751         1,123         7.73        22,934          852        7.31
      Tax certificates ..........................        4,132           350        16.93        12,985          427        6.57
      Long-term investments and
      FHLB stock, net ...........................      129,506         4,860         7.52        72,048        2,794        7.75
                                                    ----------    ----------   -----------   ----------   ----------  ----------
Total interest-earning assets ...................    4,244,615       161,373         7.61%    3,858,797      140,589        7.29%
                                                    ----------    ----------   -----------   ----------   ----------  ----------
Interest-bearing liabilities:
      NOW/Money Market ..........................      286,515         3,972         2.78%      265,739        3,425        2.58%
      Savings ...................................      348,591         8,901         5.12       369,858        8,542        4.62
      Certificates of deposit ...................    1,964,058        62,653         6.40     1,719,932       45,872        5.33
      Trust preferred secutities ................      207,808        10,042         9.66       216,679       10,502        9.69
      Senior notes ..............................      200,000         5,666         5.67       200,000        5,758        5.76
      FHLB advances and other
      borrowings ................................    1,110,174        34,056         6.07       975,444       27,663        5.58
                                                    ----------    ----------   -----------   ----------   ----------  ----------
Total interest-bearing liabilities ..............   $4,117,146    $  125,290         6.08%   $3,747,652   $  101,762        5.41%
                                                    ==========    ==========   ==========    ==========   ==========  ==========
Excess of interest-earning assets
      over interest-bearing liabilities .........   $  127,469                               $  111,145
                                                    ==========                               ==========
Net interest income .............................                 $   36,083                              $   38,827
                                                                  ==========                              ==========
Interest rate spread ............................                                    1.53%                                  1.88%
                                                                               ==========                             ==========
Net interest margin .............................                                    1.71%                                  2.04%
                                                                               ==========                             ==========
Ration of interest bearing assets to
      interest bearing liabilities ..............       103.10%                                  102.97%
                                                    ----------                               ----------

(1) Short-term investments include FHLB overnight deposits and securities purchased under agreements to resell.

Rate/Volume Analysis

         The following tables present, for the periods indicated, the changes in interest income and the changes in interest expense attributable to the changes in interest rates and the changes in the volume of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and (iv) total changes in rate and volume.

                                                                                 Three Months Ended March 31,
                                                                                         2001 v. 2000
                                                                        --------------------------------------------
                                                                              Increase (Decrease)
                                                                                    Due to
                                                                        --------------------------------
                                                                                                 Changes
                                                                        Changes     Changes        in        Total
                                                                           in          in         Rate/     Increase
                                                                         Volume       Rate       Volume    (Decrease)
                                                                        --------    --------    --------    --------
                                                                                   (dollars in thousands)
Interest income attributable to:
Loans ...............................................................   $  4,090    $  1,645    $    (12)   $  5,723
Mortgage-backed securities and
     collateralized mortgage obligations ............................      1,374         694         160       2,228
Short-term investments (1) ..........................................        164         (38)        (25)        101
Tax Certificates ....................................................       (123)        565        (410)         32
Long-term investments and FHLB stock ................................      1,344        (113)       (115)      1,116
                                                                        --------    --------    --------    --------
     Total interest-earning assets ..................................      6,849       2,753        (402)      9,200
                                                                        --------    --------    --------    --------
Interest expense attributable to:
NOW/Money Market ....................................................        141         165          (7)        299
Savings .............................................................         17         456         (42)        431
Certificates of Deposit .............................................      2,600       4,473         200       7,273
Trust preferred securities ..........................................       (213)        (21)         (2)       (236)
Senior Notes ........................................................         --         (20)         (3)        (23)
FHLB advances and other borrowings ..................................      2,030         925          (6)      2,949
                                                                        --------    --------    --------    --------
Total interest-bearing liabilities ..................................      4,575       5,978         140      10,693
                                                                        --------    --------    --------    --------
Increase (decrease) in net
     interest income ................................................   $  2,274    $ (3,225)   $   (542)   $ (1,493)
                                                                        ========    ========    ========    ========

----------
(1) Short-term investments include FHLB overnight deposits and securities purchased under agreements to resell.

                                                                                Six Months Ended March 31,
                                                                                       2001 v. 2000
                                                                        --------------------------------------------
                                                                               Increase (Decrease)
                                                                                      Due to
                                                                        --------------------------------
                                                                                                 Changes
                                                                        Changes     Changes        in        Total
                                                                           in          in         Rate/     Increase
                                                                         Volume       Rate       Volume    (Decrease)
                                                                        --------    --------    --------    --------
                                                                                   (dollars in thousands)
Interest income attributable to:
Loans ...............................................................   $ 10,214    $  5,097    $    317    $ 15,628
Mortgage-backed securities and
     collateralized mortgage obligations ............................      1,805         952         139       2,896
Short-term investments (1) ..........................................        213          48          10         271
Tax Certificates ....................................................       (291)        673        (459)        (77)
Long-term investments and FHLB stock ................................      2,226         (83)        (77)      2,066
                                                                        --------    --------    --------    --------
     Total interest-earning assets ..................................     14,167       6,687         (70)     20,784
                                                                        --------    --------    --------    --------
Interest expense attributable to:
NOW/Money Market ....................................................        268         266          13         547
Savings .............................................................       (491)        925         (75)        359
Certificates of Deposit .............................................      6,506       9,202       1,073      16,781
Trust preferred securities ..........................................       (430)        (34)          3        (461)
Senior Notes ........................................................         --         (90)         (2)        (92)
FHLB advances and other borrowings ..................................      3,759       2,390         245       6,394
                                                                        --------    --------    --------    --------
Total interest-bearing liabilities ..................................      9,612      12,659       1,257      23,528
                                                                        --------    --------    --------    --------
Increase (decrease) in net
     interest income ................................................   $  4,555    $ (5,972)   $ (1,327)   $ (2,744)
                                                                        ========    ========    ========    ========

----------
(1) Short-term investments include FHLB overnight deposits and securities purchased under agreements to resell.

Non-Interest Income

         Non-interest income increased by $1.3 million to $2.9 million for the three months ended March 31, 2001, up 81.3% from the same prior year period, and $2.1 million for the six months ended March 31, 2001, up 72.4% from the same prior year period. This includes a net gain on the sale of loans, mortgage-backed securities and other assets, in the second quarter of fiscal 2001 of $0.7 million. See Second Quarter Highlights. The balance of the increases, in both the three months and six months periods, can be attributed to the increase in fee based income and the sale of specialized financial products to businesses and consumers as well as products sold through our affiliate organization BUFC Financial Services.

Non-Interest Expense

         Non-interest expenses decreased by $1.0 million to $12.8 million for the three months ended March 31, 2001, down 7.3% from the same prior year period, and by $1.0 million for the six months ended March 31, 2001, down 3.8% from the same prior year period. The decrease of $1.0 million for the three months ended March 31, 2001 compared to the prior year period stems from a decrease in advertising and promotion of $0.7 million and a decrease in loan servicing of $0.3 million. The decrease of $1.0 million for the six months ended March 31, 2001 compared to the prior year period stems from a decrease in advertising and promotion of $0.7 million, a decrease in loan servicing of $0.4 million and a decrease in professional fees of $0.2 million, offset by an increase in occupancy and equipment of $0.3 million. Non-interest expense, stated as a percentage of average assets, dropped to 1.2% for both the three months and six months ended March 31, 2001, compared to 1.4% for both of the same prior year periods.

Income Taxes

         The income tax provision decreased by $0.1 million, or 3.8% to $2.5 million for the three months ended March 31, 2001, compared to $2.6 million for the prior year period, and by $0.3 million, or 5.8% to $4.9 million for the six months ended March 31, 2001, compared to $5.2 million for the prior year period. These decreases are the result of an adjustment to the Company's effective tax rate used to determine income tax expense.

Extraordinary Item

         In November 1999, the Board of Directors of BankUnited authorized the purchase, from time to time, in the open market or otherwise, of up to 300,000 shares of Trust Preferred Securities issued by its trust subsidiaries (the "Trust Preferred Securities").

         BankUnited purchased 2,000 shares of Trust Preferred Securities at a cost of $1.6 million during the three months ended March 31, 2001, resulting in total purchases of 6,800 Trust Preferred Securities at a cost of $5.3 million for the six months ended March 31, 2001. As a result of the early extinguishment of the Trust Preferred Securities, the purchases resulted in extraordinary gains of $0.2 million, net of $0.1 million in taxes, for the three months ended March 31, 2001, and $0.8 million, net of $0.4 million in taxes, for the six months ended March 31, 2001. From November 1999 to date, BankUnited has purchased a total of 165,299 shares of Trust Preferred Securities at a cost of $9.7 million.

                                   MANAGEMENT

         Our executives have many years of experience managing the operations of financial institutions. Alfred R. Camner, our Chairman, Chief Executive Officer, President and Chief Operating Officer, has been Chairman and Chief Executive Officer of the Bank since 1984, and Chairman and Chief Executive Officer of BankUnited since its formation in 1993. Mr. Camner has worked in the financial services industry in various capacities for over 30 years. Our six Senior Executive Vice Presidents have worked for an average of over 20 years in banking and previously managed various operations at NationsBank and Barnett Bank. In addition, our Executive Vice Chairman, Mehdi Ghomeshi, was our President and Chief Operating Officer for the past two years and, prior to that, Market President of NationsBank, South Florida and President of Barnett Bank, South Florida.

                                                                 Positions with Company
       Name                Age                                   and Business Experience
       ----                ---                                   -----------------------
Alfred R. Camner           56       BankUnited Director, Chairman of the Board and Chief Executive Officer (1993
                                    to present), President (1993 to 1998, April 2001 to present) and Chief Operating
                                    Officer (April 2001 to present);  Bank Director, Chairman of the Board and
                                    Chief Executive Officer (1984 to present), President (1984 to 1993, 1994 to
                                    1998, April 2001 to present) and Chief Operating Officer (April 2001 to present);  Senior Managing Director (1996 to present) of Camner, Lipsitz and
                                    Poller, Professional Association, attorneys-at-law, and its predecessor, Stuzin and Camner, Professional Association, attorneys-at-law;  Managing Director
                                    (1973 to 1996) of Stuzin and Camner, Professional Association, attorneys-at-
                                    law;  General Counsel to CSF Holdings, Inc. and its subsidiary, Citizens Federal
                                    Bank, a federal savings bank (1973 to 1996);  Director and member of the
                                    Executive Committee of the Board of Directors of Loan America Financial
                                    Corporation, a national mortgage banking company (1985 to 1994);  Director of
                                    CSW Associates, Inc., an asset management firm (1990 to 1995)

Mehdi Ghomeshi             44       BankUnited and Bank Director, Executive Vice Chairman of the Board (April
                                    2001 to present) and President and Chief Operating Officer (December 1998 to
                                    April 2001);  Market President of NationsBank, South Florida (January 1998 to
                                    December 1998);  President and Chief Operating Officer of Barnett Bank, South
                                    Florida (1996 to 1998);  Director of Special Assets and Risk Management,
                                    Barnett Banks, Inc. (1995 to 1996);  Executive Vice President, Commercial Real
                                    Estate, Barnett Bank of South Florida (1993 to 1995)

Lawrence H. Blum           57       Director and Vice Chairman of the Board (1993 to present) and the Bank (1984 to present); Managing Director (1992 to present) and partner (1974 to present) of
                                    Rachlin, Cohen & Holtz, certified public accountants

Humberto Lopez             41       Senior Executive Vice President, Finance, of BankUnited and the Bank (April
                                    2001 to present), Executive Vice President, Finance, of the Bank (January 1999
                                    to April 2001) and Chief Financial Officer of BankUnited and the Bank
                                    (December 1999 to present); Director (1998 to 1999), PricewaterhouseCoopers
                                    LLP; Chief Financial Officer (1997 to 1998), Regional Finance Manager (1996
                                    to 1997) and Regional Controller (1993 to 1996) of Barnett Banks, Inc. and its
                                    successor by merger, NationsBank, Inc.

Lisa Barrera               37       Senior Executive Vice President, Residential Lending Executive, of the Bank
                                    (April 2001 to present),  Executive Vice President, Production Manager
                                    (November 2000 to April 2001), Executive Vice President Mortgage Operations
                                    (March 2000 to November 2000), Senior Vice President Mortgage Operations
                                    (February 1999 to March 2000), of the Bank; Vice President/Regional Sales and
                                    Service Center Manager (1994 to 1999) of NationsBank Mortgage Corporation,
                                    formerly Barnett Mortgage Corporation.  Senior Vice President/Corporate
                                    Operations Manager (1989 to 1994) of  Loan America Financial Corporation

Iliana Castillo-Frick      45       Senior Executive Vice President, Human Resources Director, of BankUnited and
                                    the Bank (April 2001 to present), Executive Vice President, Human Resources
                                    Director (April 2000 to April 2001) of the Bank; Vice President/Staffing
                                    Manager (February 1998 to March 2000) of Bank of America; Vice President/
                                    Human Resources Manager (October 1995 to January 1998) and Assistant Vice
                                    President/Senior Human Resources Generalist (April 1994 to September 1995),
                                    of Barnett Bank, South Florida

Michael J. Clutter         53       Senior Executive Vice President, Risk Management, of the Bank (April 2001 to
                                    present), Executive Vice President, Credit Policy, of the Bank (March 1999 to
                                    April 2001); Senior Vice President-Credit Administration (1984 to 1999) of
                                    Barnett Bank, Broward County and its successor by merger, NationsBank, Inc.

Janette L. Davis           45       Senior Executive Vice President and Consumer Banking Executive, of the Bank
                                    (April 2001 to present), Executive Vice President, Retail Banking, of the Bank
                                    (February 1999 to April 2001); Senior Vice President/Region Executive (1998 to
                                    1999), Group Senior Vice President, Market Executive (1996 to 1998) and Vice
                                    President, Office Manager (1992 to 1996) of  Barnett Bank, South Florida and
                                    its successor by merger, NationsBank, Inc.

Vincent F. Post, Jr.       47       Senior Executive Vice President, Commercial Banking Executive, of the Bank
                                    (April 2001 to present), Executive Vice President, Commercial Real Estate
                                    Banking, of the Bank (1998 to April 2001); Executive Vice President (1996 to
                                    1998) and Group Senior Vice President (1994 to 1996) of Barnett Bank, South
                                    Florida and its successor by merger, NationsBank, Inc.

Marc Lipsitz               59       Director (1996 to present) and Secretary (1997 to present) of BankUnited;
                                    Managing Director (1996 to present) of Camner, Lipsitz and Poller, Professional
                                    Association, attorneys-at-law and its predecessor, Stuzin and Camner,
                                    Professional Association, attorneys-at-law; General Counsel of Jefferson
                                    National Bank (1993 to 1996); Partner, Stroock, Stroock & Lavan, attorneys-at-
                                    law (1991 to 1993); General Counsel and, prior to that, Deputy General Counsel, of Southeast Bank, N.A. (1985 to 1991).

All executive officers serve at the discretion of our Board of Directors and are elected annually by the Board.

                             EXECUTIVE COMPENSATION

Annual Compensation

         The following table describes, for the fiscal years ended September 30, 2000, 1999 and 1998, the compensation earned by the Chairman of the Board, the President and the other highest paid executive officers of BankUnited and the Bank whose total annual salary and bonus for fiscal 2000 exceeded $100,000 and who are currently employed with BankUnited and the Bank (the "named executive officers").

                           Summary Compensation Table

                                                                               Long Term Compensation
                                                                          -------------------------------
                                           Annual Compensation                         Awards
                                 ---------------------------------------- -------------------------------
                                                                                             Securities
  Name and Principal     Fiscal                           Other Annual    Restricted Stock   Underlying       All Other
      Position            Year   Salary($)  Bonus($)(A)  Compensation ($)      Awards       Options (#)(B)  Compensation ($)
------------------------ ------  ---------  -----------  ---------------- ----------------  --------------  ----------------
Alfred R. Camner          2000   $366,667     $300,000      $ 16,500              - -            75,000        $ 88,280(E)
  Chairman of the Board
  and Chief Executive     1999   $322,913     $ 13,000      $ 18,563        $ 245,425(C)        890,651(D)     $ 63,794
  Officer of the Company
  and BankUnited          1998   $294,583     $ 15,000      $ 10,217        $ 396,400(C)        317,310        $ 72,327

Mehdi Ghomeshi            2000   $366,667     $200,000           - -              - -            75,000        $ 46,769(H)
  President and Chief
  Operating Officer       1999   $270,833(F)       - -           - -        $ 357,438(G)         131,800       $ 26,311
  of the Company and
  BankUnited              1998        - -          - -           - -              - -               - -             - -

Michael Clutter           2000   $133,542     $ 40,000           - -              - -            30,000        $  8,961(I)
  Executive Vice
  President, Credit       1999   $ 61,846(F)       - -           - -              - -            11,500             - -
  Policy and Risk
  Management, of          1998        - -          - -           - -              - -               - -             - -
  BankUnited

Janette L. Davis          2000   $140,000     $ 60,000           - -              - -            30,000        $ 10,463(I)
  Executive Vice
  President, Retail       1999   $ 79,615(F)       - -           - -              - -            11,500             - -
  Banking of
  BankUnited              1998        - -          - -           - -              - -               - -             - -

Vincent F. Post, Jr.      2000   $141,667     $ 50,000           - -              - -            30,000        $ 10,463(I)
  Executive Vice
  President, Corporate    1999   $102,324(F)       - -           - -              - -            10,500        $    175
  and Commercial Real
  Estate Banking of       1998        - -          - -           - -              - -               - -             - -
  BankUnited

----------
#-  Number of shares granted.
$-  Dollar amounts.

(A) Stock bonuses are included at their fair market value on the dates of grant.

(B) All information provided relates to option grants. The securities underlying options are shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock, and each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(C) Includes awards of 25,000 and 20,000 restricted shares of Series B Preferred Stock that were granted for the 1999 and 1998 fiscal years, respectively, and that vest over a period of five years from the dates of grant. At the end of fiscal 2000, 30,001 of these shares were still restricted and had a fair market value of approximately $331,000. Does not include 70,000 restricted shares of Class A Common Stock that were granted to each of Alfred Camner and Mehdi Ghomeshi on December 8, 2000, which vest pro-rata over a three-year period from May 1, 2001. Dividends may be paid on the restricted stock.

(D) Includes repriced options to purchase 706,250 shares, that were granted over the preceding seven years and amended as to exercise price during the 1999 fiscal year. These repriced options amended existing options and were not granted as new options to purchase additional shares. The repriced options are included only because the Commission's rules require the repriced options to be disclosed as if they were the grant of new options in the year in which they were repriced.

(E) Reflects approximately $61,000 in insurance premiums, BankUnited contributions of approximately $11,000 to the 401(k) Profit Sharing Plan, and approximately $17,000 in cash directors' fees.

(F) Messrs. Ghomeshi, Clutter and Post and Ms. Davis joined BankUnited during the 1999 fiscal year, and their fiscal 1999 compensation does not reflect a full year.

(G) Includes total awards of 43,000 restricted shares of Class A Common Stock, that vest over two to five years from the dates of grant. At the end of fiscal 2000, 6,400 of these shares were still restricted and had a fair market value of approximately $47,000. Does not include 70,000 restricted shares of Class A Common Stock that were granted to each of Alfred Camner and Mehdi Ghomeshi on December 8, 2000 which vest pro-rata over a three-year period from May 1, 2001. Dividends may be paid on the restricted stock.

(H) Includes approximately $15,000 in life insurance premiums, BankUnited contributions of approximately $15,000 to the 401(k) Profit Sharing Plan and approximately $17,000 in cash directors' fees.

(I)      Reflects BankUnited contributions to the 401(k) Profit-Sharing Plan.

2000 Stock Option Grants

         The following table provides details about stock options granted to the named executive officers during the 2000 fiscal year. In addition, in accordance with the rules of the Commission, the table describes the hypothetical gains that would exist for the respective options based on assumed rates of annual compound stock appreciation of 5% and 10% from the date of grant to the end of the option term. These hypothetical gains are based on assumed rates of appreciation. The actual gains, if any, on stock option exercises are dependent on the future performance of the Class A Common Stock, overall stock market conditions, and the named executive officer's continued employment with BankUnited. As a result, the amounts reflected in this table may not necessarily be achieved.

                      Option Grants in Last Fiscal Year (A)

                                                                                          Potential Realizable
                                                                                         Value at Assumed Annual
                                                                                          Rates of Stock Price
                                               Individual Grants                       Appreciation for Option Term
                     ---------------------------------------------------------------   ----------------------------
                                          Percent of Total
                     No. of Securities        Options        Exercise
                         Underlying           Granted         or Base
                          Options           to Employees       Price      Expiration
       Name              Granted(#)        in Fiscal Year    ($/Share)        Date         5%($)         10%($)
-----------------    -----------------    ----------------   ---------    ----------      -------      ---------
Alfred R. Camner          75,000              12.57%           $8.625     11/17/2009      406,816      1,030,952

Mehdi Ghomeshi            75,000              12.57%           $8.625     11/17/2009      406,816      1,030,952

Michael Clutter           30,000               5.03%           $8.625     11/17/2009      162,726        412,381

Janette L. Davis          30,000               5.03%           $8.625     11/17/2009      162,726        412,381

Vincent F. Post, Jr.      30,000               5.03%           $8.625     11/17/2009      162,726        412,381

----------
#- Number of shares underlying options granted.
$- Dollar amounts.

(A) All information relates to option grants.

      o The options permit the holder to purchase the specified number of shares of Class A Common Stock at an exercise price which is at least the fair market value of the Class A Common Stock on the date of grant.
      o The options have terms of 10 years from the original date of grant but may terminate sooner upon termination of the holder's employment or service with BankUnited.
      o The options vest and become exercisable over a period of five years from the date of grant, but become fully vested and immediately exercisable upon the death or disability of the optionee, or a change in control of BankUnited. In addition, pursuant to his employment agreement with BankUnited, options granted to Alfred Camner may become fully vested and immediately exercisable upon his termination by BankUnited without cause, BankUnited's failure to extend his employment agreement or upon his death or a change in control of BankUnited. In addition, under his employment agreement with BankUnited, options granted to Mehdi Ghomeshi may become fully vested and exercisable upon his death or upon a change in control of BankUnited.
      o The options were granted in the 2000 fiscal year as bonuses for services rendered during the 1999 fiscal year.
      o Options are transferable by will or the laws of descent or distribution, pursuant to the designation of a beneficiary, or as approved by BankUnited's Compensation Committee in its sole discretion.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of April 1, 2001 (except where a different date is indicated) concerning (i) each of our directors; (ii) each of the named executive officers; (iii) all directors and executive officers as a group; and (iv) each other person known to management to be the beneficial owner, as such term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), of more than 5% of the outstanding shares of any class of our voting securities, according to filings by such persons with the Commission. The table includes only those options that may be exercised within 60 days after April 1, 2001 and, therefore, does not include certain options granted to executive officers, that generally become exercisable over a period of three to five years.

                                      Amount                     Amount                       Amount
                                    and Nature                 and Nature                   and Nature
                                   of Beneficial  Percent of  of Beneficial   Percent of  of Beneficial  Percent of
                                     Ownership    Series B      Ownership       Class B     Ownership      Class A
                                    of Series B   Preferred    of Class B       Common      of Class A     Common
                                     Preferred      Stock        Common          Stock        Common        Stock
        Name and Address             Stock(1)    Outstanding    Stock(1)      Outstanding    Stock(1)    Outstanding
------------------------------     ------------- -----------  -------------   ----------- -------------  -----------
Directors and Named
   Executive Officers:

Allen M. Bernkrant                   23,560         7.96%         37,860          7.00%     119,831           *
P.O. Box 56-1122                                                                              (2)(3)
Miami, FL 33256-1122

Lawrence H. Blum                     23,560         7.96%         65,856         12.17%     249,250        1.38%
SunTrust Building - 10th Floor                                                             (2)(3)(8)
1 Southeast Third Avenue
Miami, FL 33131

Alfred R. Camner (4)                593,349        84.42%      1,834,541         96.06%   2,160,215       10.89%
255 Alhambra Circle                  (5)(6)                    (5)(6)(7)                  (2)(5)(6)
Coral Gables, FL 33134                                                                       (7)(8)

Michael Clutter                         - -          - -             - -           - -       27,132           *
255 Alhambra Circle                                                                          (2)(8)
Coral Gables, FL 33134

Janette Davis                           - -          - -             - -           - -       13,000           *
255 Alhambra Circle                                                                          (2)(8)
Coral Gables, FL 33134

Mehdi Ghomeshi                          - -          - -             - -           - -      199,008        1.10%
255 Alhambra Circle                                                                          (2)(8)
Coral Gables, FL 33134

Marc D. Jacobson                     10,000         3.38%         44,040          8.46%     158,881           *
3050 Biscayne Boulevard                                                                      (2)(3)
Fourth Floor
Miami, FL 33137

Marc Lipsitz                            - -          - -             500             *       60,452           *
550 Biltmore Way                                                                             (2)(3)
Suite 700
Coral Gables, FL  33134

                                                          (Footnotes following.)

                                      Amount                     Amount                       Amount
                                    and Nature                 and Nature                   and Nature
                                   of Beneficial  Percent of  of Beneficial   Percent of  of Beneficial  Percent of
                                     Ownership    Series B      Ownership       Class B     Ownership      Class A
                                    of Series B   Preferred    of Class B       Common      of Class A     Common
                                     Preferred      Stock        Common          Stock        Common        Stock
        Name and Address             Stock(1)    Outstanding    Stock(1)      Outstanding    Stock(1)    Outstanding
------------------------------     ------------- -----------  -------------   ----------- -------------  -----------
Directors and Named
   Executive Officers:

Neil Messinger, M.D.                    - -          - -             - -           - -       31,675           *
10801 S.W. 93rd Court                                                                        (2)(3)
Miami, FL  33176

Vincent Post, Jr.                       - -          - -             - -           - -       11,810           *
255 Alhambra Circle                                                                          (2)(8)
Coral Gables, FL 33134

Anne W. Solloway (4)                    - -          - -          14,469          2.86%      38,386           *
8124 S.W. 87th Terrace                                                                          (2)
Miami, FL 33143

All Current Directors and           650,469        92.55%      1,982,798         99.37%   3,051,487       15.03%
Executive Officers of                (5)(6)                    (5)(6)(7)                     (2)(5)
BankUnited and the Bank                                                                      (6)(7)
as a group (14 persons)(4)

Other 5% Owners:

Earline G. Ford                         - -          - -         430,475         50.33%     484,968        2.63%
255 Alhambra Circle                                                  (9)                        (9)
Coral Gables, Florida 33134

Phillip Frost, M.D.(10)                 - -          - -             - -           - -    1,222,545        6.81%
Frost-Nevada Limited Partnership                                                                (3)
Frost-Nevada Corporation
4400 Biscayne Boulevard
Miami, Florida 33137

Charles B. Stuzin                    16,560         5.60%         29,772          6.25%     147,922           *
550 Biltmore Way                                                    (11)                        (3)
Suite 700
Coral Gables, Florida 33134

Thomson, Horstmann & Bryant,
   Inc. (12)                            - -          - -             - -           - -      980,200        5.50%
Park 80 West, Plaza Two
Saddle Brook, NJ 07663


Dimensional Fund Advisors,
   Inc. (13)                            - -          - -             - -           - -    1,238,370        6.89%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

First Manhattan Co. (14)                - -          - -             - -           - -    1,113,500        6.20%
437 Madison Avenue
New York, NY 10022

Westport Asset Management,
   Inc. (15)                            - -          - -             - -           - -    1,092,500        6.08%
Westort Advisers LLC
253 Riverside Avenue
Westport, CT 06880

----------
*     Less than 1%

                                                          (Footnotes following.)

(1) The nature of the reported beneficial ownership is unshared voting and investment power unless otherwise indicated in the footnotes to this table. Beneficial ownership reported for each class shown includes shares issuable upon conversion of shares of other classes of stock, shares which may be acquired upon the exercise of options exercisable within 60 days after April 1, 2001, and shares owned jointly or indirectly with or through a family member, trust, corporation, partnership or other legal organization. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(2) Includes shares of Class A Common Stock which may be acquired by the following persons, in the amounts indicated, through the exercise of options exercisable within 60 days after April 1, 2001: Allen Bernkrant, 36,631; Lawrence Blum, 60,915; Alfred Camner, 25,051; Michael Clutter, 11,332; Janette Davis, 10,800; Mehdi Ghomeshi, 73,300; Marc Jacobson, 28,816; Marc Lipsitz, 50,050; Neil Messinger, 20,557; Vincent Post, 10,132; Anne Solloway, 18,750; and current directors and executive officers as a group, 363,267.

(3) Includes shares which are jointly or indirectly owned by the following persons in approximately the amounts indicated: Allen Bernkrant, 33,159; Lawrence Blum, 94,278; Marc Jacobson, 12,582; Marc Lipsitz, 4,150; Neil Messinger, 3,286; Phillip Frost, 822,889 and Charles Stuzin, 6,373.

(4) Alfred R. Camner is Anne W. Solloway's son and holds beneficial ownership of Mrs. Solloway's shares through a durable power of attorney. Such shares are counted only once in computing the aggregate number of shares owned by current directors and executive officers as a group.

(5) Includes 407,000 shares of Series B Preferred Stock which may be acquired by Alfred Camner through the exercise of options exercisable within 60 days.

(6) Series B Preferred Stock includes 10,688 shares which are indirectly owned by the stockholder; Class B Common Stock includes 108,351 shares which are indirectly owned by the stockholder and 80,875 shares which the stockholder holds a proxy to vote and may elect to purchase from Earline Ford; and Class A Common Stock includes 46,383 shares which are indirectly owned by the stockholder. Class B Common Stock does not include 338,100 shares subject to options held by Mrs. Ford, which Alfred Camner has a right of first refusal to purchase if Mrs. Ford decides to exercise the options and sell the underlying shares.

(7) Includes 516,568 shares of Class B Common Stock which may be acquired through the exercise of options exercisable within 60 days after April 1, 2001.

(8) Includes grants of restricted shares of Class A Common Stock, to the following persons in the amounts indicated, which were made on October 25, 2000, during the 2001 fiscal year: Lawrence Blum, 250; Alfred Camner, 13,333; Michael Clutter, 800; Janette Davis, 1,000; Mehdi Ghomeshi, 10,000; and Vincent Post, 1,000. The shares vest and become unrestricted over a period of five years from the date of grant. Also includes 70,000 restricted shares of Class A Common Stock granted to each of Alfred Camner and Mehdi Ghomeshi on December 8, 2000 which vest pro rata over a three year period from May 1, 2001.

(9) Includes options to purchase 349,600 shares of Class B Common Stock and 18,824 shares of Class A Common Stock. Earline Ford has granted Alfred Camner a proxy to vote and a right of first refusal to purchase, 80,875 shares of her Class B Common Stock. In addition, Mrs. Ford has granted Mr. Camner a right of first refusal to purchase 338,100 shares of Class B Common Stock underlying options held by her if she exercises those options and desires to sell the shares.

(10)     Based on information filed with the Commission on February 16, 2001.

(11)     Includes options to purchase 5,000 shares of Class B Common Stock.

(12) Based on information filed with the Commission February 6, 2001. The holder is a registered investment adviser.

(13) Based on information filed with the Commission on February 2, 2001. The holder is an investment advisor and disclaims beneficial ownership of these shares.

(14) Based on information filed with the Commission on February 8, 2001. The holder disclaims beneficial ownership as to 6,000 of these shares.

(15) Based on information filed with the Commission on February 14, 2001. The holder disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

         Set forth below is a summary of certain terms and provisions of BankUnited's capital stock, which is qualified in its entirety by reference to BankUnited's Articles of Incorporation and to the Statements of Designation setting forth the resolutions establishing the rights and preferences of BankUnited's stock. Copies of the Articles of Incorporation and Statements of Designation have been incorporated by reference into the Registration Statement of which this Prospectus forms a part.

         Under the Articles of Incorporation, the authorized but unissued and unreserved shares of BankUnited's capital stock are available for issuance for general corporate purposes, including, but not limited to, possible stock dividends, future mergers or acquisitions, or private or public offerings. Except as may otherwise be required, stockholder approval will not be required for the issuance of those shares.

         The following table sets forth all classes of stock currently outstanding, and stock options held, as of May 3, 2001, as well as the amount of BankUnited Class A Common Stock that would be outstanding upon exercise or conversion of all outstanding options and convertible securities:

                                                                                Class A Common
                                                                             Stock upon Conversion
                                                                              of all Outstanding
                                                     Shares and Options           Options and
                                                         Outstanding        Convertible Securities
                                                         -----------        ----------------------
Class A Common Stock (1)..............................    17,951,158               17,951,158
Class B Common Stock..................................       505,669                  505,669
Series B Preferred Stock..............................       295,821                  442,519
9% Noncumulative Perpetual Preferred Stock............       696,117                      - -
Stock Options
     Class A Common Stock.............................     1,664,847                1,664,847
     Class B Common Stock............................        871,169                  871,169
     Series B Preferred Stock.........................       457,000                  683,626
                                                                                   ----------
       Total..........................................                             22,118,988(1)
                                                                                   ==========

----------
(1)      Does not include shares from this offering.

Class A Common Stock

         BankUnited's Articles of Incorporation authorize the issuance, in series, of up to 30,000,000 shares of Class A Common Stock and permits BankUnited's Board of Directors to establish the rights and preferences of each series of Class A Common Stock. The Board of Directors has allocated 30,000,000 shares to the Series I Class A Common Stock, the only series of Class A Common Stock outstanding. As of May 3, 2001, 17,951,158 shares of Class A Common Stock were issued and outstanding and 4,167,830 shares were reserved for issuance under BankUnited's stock option and stock bonus plans and upon the conversion of other classes of stock, as described below.

         Dividends. The holders of the Class A Common Stock are entitled to dividends when and if declared by BankUnited's Board of Directors out of funds legally available therefor, which may be declared solely on the Class A Common Stock or for not less than 110% of the amount per share of any dividend declared on the Class B Common Stock. The payment of dividends by BankUnited will depend on BankUnited's net income, financial condition, regulatory requirements and other factors deemed relevant by the Board of Directors. See "Risk Factors" for a discussion of certain factors relating to the ability of BankUnited to pay dividends.

         Voting Rights. Each share of Class A Common Stock entitles the holder thereof to one-tenth vote on all matters upon which stockholders have the right to vote. The Class A Common Stock does not have cumulative voting rights in the election of directors.

         Liquidation. In the event of any liquidation, dissolution or winding up of BankUnited, the holders of shares of Class A Common Stock are entitled to share equally with the holders of shares of Class B Common Stock, after payment of all debts and liabilities of BankUnited and subject to the prior rights of holders of shares of BankUnited's Preferred Stock, in the remaining assets of BankUnited.

         No Preemptive Rights; Redemption; Assessability. Holders of shares of Class A Common Stock are not entitled to preemptive rights with respect to any securities subsequently issued by BankUnited. The Class A Common Stock is not subject to call or redemption and, as to shares of Class A Common Stock currently outstanding, are fully paid and non-assessable. When the shares of Class A Common Stock offered hereby are issued upon payment of the purchase price therefor, such shares will be fully paid and non-assessable.

Class B Common Stock

         BankUnited's Articles of Incorporation authorizes the issuance of up to 3,000,000 shares of Class B Common Stock, all of which have the rights and preferences described below. The Class B Common Stock is held by directors, executive officers and other certain stockholders of BankUnited. As of May 3, 2001, 505,669 shares of Class B Common Stock were issued and outstanding and 871,169 shares were reserved for issuance under BankUnited's stock option and stock bonus plans and upon the conversion of Series B Preferred Stock, as described below.

         Dividends. The holders of Class B Common Stock are entitled to dividends when and if declared by BankUnited's Board of Directors out of funds legally available therefor. The payment of dividends on the Class B Common Stock is subject to the right of the holders of the Class A Common Stock to receive a dividend per share of 110% of the amount per share of any dividend declared on the Class B Common Stock.

         Voting Rights. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. The Class B Common Stock does not have cumulative voting rights in the election of directors.

         Convertibility. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock, subject to adjustment upon the occurrence of certain events.

         Liquidation. In the event of any liquidation, dissolution or winding up of BankUnited, the holders of shares of Class B Common Stock are entitled to share equally with the holders of shares of Class A Common Stock in the remaining assets of BankUnited, after payment of all debts and liabilities of BankUnited and subject to the prior rights of holders of shares of BankUnited's Preferred Stock.

         No Preemptive Rights; Redemption; Assessability. Holders of shares of Class B Common Stock are not entitled to preemptive rights with respect to any securities subsequently issued by BankUnited. The Class B Common Stock is not subject to call or redemption and is fully paid and non-assessable.

Preferred Stock

         BankUnited's Articles of Incorporation authorizes the issuance, in series, of up to 10,000,000 shares of Preferred Stock and permits BankUnited's Board of Directors to establish the rights and preference of each of such series and to increase the number of shares in any of the series. As of May 3, 2001, 295,821 shares of Series B Preferred Stock, and 696,117 shares of 9% Noncumulative Perpetual Preferred Stock (the "9% Preferred Stock"), were issued and outstanding, and 457,000 shares of Series B Preferred Stock were reserved for issuance under BankUnited's stock option and stock bonus plans.

         The shares of Series B Preferred Stock are held by directors, executive officers and other stockholders of BankUnited.

         Dividends. The total annual dividend requirement for all series of BankUnited's Preferred Stock outstanding as of March 31, 2001 is $2.7 million. See Note 15 to BankUnited's Consolidated Financial Statements contained in Appendix A to this Prospectus. After redemption of the 9% Preferred Stock, this amount will be $162,701.

         Voting Rights. Each share of Series B Preferred Stock is entitled to two and one-half votes per share on all matters submitted to the vote of stockholders. The Series B Preferred Stock does not have cumulative voting rights in the election of directors. The 9% Preferred Stock is non-voting.

         The Series B Preferred Stock and the 9% Preferred Stock are each permitted to elect two directors for their respective classes to the Board if BankUnited fails to declare and pay dividends for six dividend periods, whether or not those periods are consecutive. The right to elect directors would be revoked once BankUnited paid dividends in four consecutive periods.

         Conversion Rights. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock, subject to adjustment on the occurrence of certain events.

         Liquidation. In the event of any liquidation, dissolution or winding up of BankUnited, voluntary or involuntary, the 9% Preferred Stock would be entitled to a distribution of $10.00 per share, respectively, out of the assets of BankUnited available for distribution to stockholders prior to any distribution being made on any other class of stock of BankUnited. In the event of liquidation, dissolution, or winding up of BankUnited, after payment of any debts and other liabilities of BankUnited, after the per share distributions to the 9% Preferred Stock, and prior to any distribution of assets to the holders of Class A Common Stock or Class B Common Stock, the holders of the Series B Preferred Stock will be entitled to a preference on liquidation of $7.375 per share, if the liquidation is involuntary. Such holders shall be entitled to receive the redemption price per share applicable to such stock at the time of liquidation if the liquidation is voluntary.

         Redemption. Unless earlier redemption is approved by the holders of at least 50% of the outstanding shares of the Series B Preferred Stock, the Series B Preferred Stock is redeemable after September 30, 2007 at a redemption price of $7.375 per share.

         The 9% Preferred Stock is currently redeemable at the option of BankUnited at a redemption price of $10.00 per share, plus accrued dividends.

         Rank. The 9% Preferred Stock ranks senior to all other classes of stock of BankUnited with respect to dividend rights and rights upon liquidation, dissolution or winding up of BankUnited. The Series B Preferred Stock ranks senior to the Class A Common Stock and Class B Common Stock as to dividend rights, rights upon liquidation, dissolution or winding up of BankUnited, and redemption rights.

         No Preemptive Rights; Assessability. Holders of BankUnited's Preferred Stock are not entitled to preemptive rights with respect to any securities subsequently issued by BankUnited. The outstanding Preferred Stock is fully paid and non-assessable.

No Other Rights

         The shares of Class A Common Stock do not have any preferences, voting powers or relative, participating, option or other special rights, except as set forth above and in BankUnited's Articles of Incorporation or as otherwise required by law.

Transfer Agent

         BankUnited's transfer agent is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Certain Anti-takeover Provisions

         Certain provisions of BankUnited's Articles of Incorporation and Bylaws, as well as certain provisions of Florida law, could have the effect of deterring takeovers. The Board of Directors believes that the provisions of BankUnited's Articles of Incorporation and Bylaws described below are prudent and in the best interests of BankUnited and its stockholders. Although these provisions may discourage a future takeover attempt in which stockholders might receive a premium for their shares over the then current market price and may make removal of incumbent management more difficult, the Board of Directors believes that the benefits of these provisions outweigh their possible disadvantages. Management is not aware of any current effort to effect a change in control of BankUnited. In addition, BankUnited has opted not to be governed by the affiliated transactions and control-share acquisitions sections of the Florida Business Corporation Act.

         Directors. The Board of Directors is divided into three classes of directors serving staggered three-year terms. Vacancies on the Board may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The maximum number of members of BankUnited's Board of Directors is 20.

         Stockholders entitled to vote may nominate persons for election as directors only if written notice is given not later than (i) with respect to an annual meeting, 60 days in advance of the meeting, and (ii) with respect to a special meeting, the close of business on the seventh day following the date on which notice of the meeting is first given.

         Cumulative Voting. Stockholders may not cumulate their votes in the election of directors.

         Capital Structure. The Board of Directors may authorize for issuance various series of Class A Common Stock and Preferred Stock with different voting rights. The Board of Directors is authorized to establish the rights and preferences of such stock and issue such shares, subject to stockholder approval in certain circumstances.

                                  UNDERWRITING


         Subject to the terms and conditions of the underwriting agreement, the underwriters named below through their representative, Raymond James & Associates, Inc., have agreed to purchase from us the respective number of shares of Class A Common Stock set forth opposite their names:

                                                               Number of Shares
                                                                    Class A
Underwriters                                                     Common Stock
------------                                                     ------------

Raymond James & Associates, Inc...............................
Keefe, Bruyette & Woods, Inc..................................
Morgan Keegan & Company, Inc..................................
Tucker Anthony Incorporated...................................

         Total................................................     5,000,000
                                                                   =========

         The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of Class A Common Stock offered by this Prospectus if any of the shares are purchased.

         We have granted to the underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to 750,000 additional shares of Class A Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The underwriters may exercise such option only to cover overallotments made in connection with the sale of Class A Common Stock offered hereby. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our Class A Common Stock proportionate to the underwriter's initial amount set forth in the table above.

         The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters for each share of our Class A Common Stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of our Class A Common Stock.

                                                                   Aggregate           Aggregate
                                                 Per Share      Without Option        With Option
                                                 ---------      --------------        -----------
         Underwriting discounts and
         commissions payable by us............... $  _____       $   ______          $   ______


         We have been advised by the representative that the underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at that price less a concession not in excess of $____ per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $___ per share to certain other dealers. The offering of the shares of Class A Common Stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

         We, our executive officers and directors have agreed that for a period of 90 days after the date the Registration Statement of which this Prospectus is a part becomes effective, we and they will not, without the prior written consent of Raymond James and Associates, Inc., directly or indirectly offer, sell, pledge, transfer or dispose of any shares of our capital stock or securities exercisable or convertible for shares of our capital stock, enter into any derivative transaction that has a similar economic effect, or register or exercise any right to require us to register any of our debt or equity securities.

         In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Class A Common Stock. Such transactions may include stabilization transactions pursuant to which the underwriters may bid for or purchase Class A Common Stock for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more Class A Common Stock in connection with this offering than they are committed to purchase from us and in such case the underwriters may purchase Class A Common Stock in the open market following completion of this offering to cover all or a portion of such short position by exercising the underwriters' overallotment option referred to above. In addition, the underwriters may impose "penalty bids" under contractual arrangements whereby they may reclaim from one underwriter (or dealer participating in this offering), for the account of other underwriters, the selling concession with respect to Class A Common Stock that is distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or other transactions engaged in by the underwriters may result in the maintenance of the price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. If these transactions are commenced, they may be discontinued at any time. These transactions could be effected on the Nasdaq National Market System or elsewhere. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock.

         The underwriters and dealers may engage in passive market making transactions in the Class A Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Class A Common Stock at a price that at that time exceeds the highest independent bid for the Class A Common Stock. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Class A Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Class A Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock.

         We have agreed to indemnify the underwriters against certain liabilities including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

         Raymond James and Associates, Inc., Keefe, Bruyette & Woods, Inc. and Tucker Anthony Incorporated currently make a market in the Class A Common Stock.

                                  LEGAL MATTERS

         The validity of the Class A Common Stock will be passed upon for BankUnited by Camner, Lipsitz and Poller, Professional Association. Certain legal matters will be passed upon for the Underwriters by Barack Ferrazzano Kirschbaum Perlman & Nagelberg.

          Alfred R. Camner, Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer and a director of BankUnited, is the senior managing director and a stockholder of Camner, Lipsitz and Poller. Marc Lipsitz, the Secretary and a director of BankUnited, is the managing director of Camner, Lipsitz and Poller. As of May 3, 2001 directors and employees of Camner, Lipsitz and Poller directly and indirectly beneficially owned in the aggregate approximately 563,438 shares of BankUnited's Class A Common Stock, 947,451 shares of BankUnited's Class B Common Stock, zero shares of BankUnited's 9% Noncumulative Perpetual Preferred Stock and 643,349 shares of BankUnited's Series B Preferred Stock (including shares that may be acquired by the exercise of options, but not including shares received upon the conversion of other classes of stock).

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of BankUnited Financial Corporation for the year ended September 30, 2000, and included in Appendix A, have been so incorporated and included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                         WHERE YOU CAN FIND INFORMATION

         BankUnited is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

         BankUnited has filed with the Commission a Registration Statement on Form S-3, and amendments thereto (Registration Statement) of which this Prospectus is a part, under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to BankUnited, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference; provided that such statements, even though summaries, contain all material information with respect to such documents. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C, and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following BankUnited documents are incorporated by reference herein (Commission File No. 5-43936):

         (1) BankUnited's Annual Report on Form 10-K/A for the year ended September 30, 2000, filed with the Commission on April 30, 2001.

         (2) BankUnited's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed with the Commission on February 14, 2001.

         (3) BankUnited's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 3, 2001.

         (4) The description of the Class A Common Stock contained in BankUnited's Current Report on Form 8-K dated March 5, 1993, filed with the Commission to register BankUnited's Class A Common Stock under Section 12(g) of the Exchange Act.

         Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All documents subsequently filed by BankUnited pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents may be reviewed and obtained at our Internet website www.buexpress.com. Copies of any such documents, other than exhibits thereto, are also available without charge to any person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request to BankUnited Financial Corporation, 255 Alhambra Circle, Coral Gables, Florida 33134, Attention: Andrew Skobinsky, (305) 569-2000.

                                                                      APPENDIX A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10-K/A


(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended September 30, 2000

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 5-43936

                        BANKUNITED FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

               Florida                                    65-0377773
    (State or other jurisdiction of                    (I.R.S.  Employer
     incorporation or organization)                 Identification Number)

    255 Alhambra Circle, Coral Gables, Florida                  33134
    (Address of  principal executive offices)                 (Zip Code)

       Registrant's telephone number, including area code: (305) 569-2000

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:

                      Class A Common Stock, $.01 par value
                   9% Noncumulative Perpetual Preferred Stock

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]


     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A.



     The aggregate market value of the Class A Common Stock and Class B Common Stock held by non-affiliates of the Registrant, based upon the average price on April 24, 2001, was $188,243,926.* The Class A Common Stock is the only publicly traded voting security of the Registrant.

     The shares of the Registrant's common stock outstanding as of April 24, 2001 were as follows:

                  Class                                Number of Shares

     Class A Common Stock, $.01 par value                 17,951,158
     Class B Common Stock, $.01 par value                    505,669


                       DOCUMENTS INCORPORATED BY REFERENCE


     The Registrant's Definitive Proxy Statement for its 2001 Annual Meeting of Stockholders was filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K/A pursuant to General Instruction G(3) of the Form 10-K/A. Information from such Definitive Proxy Statement will be incorporated by reference into Part III, Items 10, 11, 12 and 13 hereof.


-----------
* Based on reported beneficial ownership of all directors and executive officers of the Registrant; this determination does not, however, constitute an admission of affiliated status for any of these individual stockholders.

                        BANKUNITED FINANCIAL CORPORATION
                                Form 10-K/A Index

PART I                                                                                    Page
Item 1.
           Business.....................................................................    3
           Market Area and Competition..................................................    4
           Lending Activities...........................................................    5
           Asset Quality................................................................    13
           Investments and Mortgage-Backed Securities...................................    15
           Mortgage Loan Servicing......................................................    17
           Sources of Funds.............................................................    17
           Activities of Subsidiaries...................................................    22
           Employees....................................................................    22
           Regulation...................................................................    23
           Taxation.....................................................................    31
Item 2.    Properties...................................................................    34
Item 3.    Legal Proceedings............................................................    34
Item 4.    Submission of Matters to a Vote of Security Holders..........................    34
Item 4A.   Executive Officers of the Registrant.........................................    35

PART II

Item 5.    Market for Registrant's Common Stock and Related Security Holder
             Matters....................................................................    38
Item 6.    Selected Financial Data......................................................    39
Item 7.    Management's Discussion and Analysis of Financial Condition and
             Results of Operations......................................................    41
Item 7A.   Quantitative and Qualitative Disclosures about Market Risk...................    64
Item 8.    Consolidated Financial Statements and Supplementary Data.....................    72
Item 9.    Changes in and Disagreements with Accountants on Accounting
             and Financial Disclosure...................................................    114

PART III

Item 10.   Directors and Executive Officers of the Registrant...........................    114
Item 11.   Executive Compensation.......................................................    114
Item 12.   Security Ownership of Certain Beneficial Owners and Management...............    114
Item 13.   Certain Relationships and Related Transactions...............................    114

PART IV

Item 14.   Exhibits, Financial Statement Schedules and Reports on Form 8-K..............    115

                           Forward-Looking Statements


     When used in this Form 10-K/A or future filings by BankUnited Financial Corporation ("BankUnited") with the Securities and Exchange Commission, in BankUnited's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the word or phrases "will likely result," "expect," "will continue," "anticipate," "estimate," "project," "believe" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. BankUnited wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including general economic factors and conditions, changes in levels of market interest rates, credit risks of lending activities, competitive and regulatory factors, and expansion strategies could affect BankUnited's financial performance and could cause BankUnited's actual results for future periods to differ materially from those anticipated or projected. BankUnited does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.


                                     PART I

Item 1. Business

BUSINESS OF BANKUNITED FINANCIAL CORPORATION

General

     BankUnited is a Florida corporation and the savings and loan holding company for BankUnited, FSB (the "Bank"). BankUnited's principal business currently consists of the operations of the Bank. The Bank was founded in 1984 as a savings and loan association. In 1993, the Bank was converted to a federally chartered savings bank and became a wholly-owned subsidiary of BankUnited, pursuant to a plan of reorganization approved by its shareholders. The Bank's revenues are derived principally from interest earned on loans, mortgage-backed securities and investments, and its primary expenses arise from interest paid on deposits and borrowings and non-interest operating expenses incurred in operations. At September 30, 2000, BankUnited had assets of $4.6 billion, deposits of $2.6 billion and stockholders' equity of $ 0.2 billion.

     Prior to 1998, the primary business strategy of BankUnited was to generate stable interest-bearing deposits and use the proceeds to purchase residential mortgages in the secondary market. In 1998, BankUnited initiated several fundamental changes in its business strategy. During the first half of 1998, through the Consumers Bancorp, Inc. ("Consumers") and Central Bank ("Central") acquisitions, the Bank expanded its deposit base and product lines to include new consumer and commercial products. In December 1998, after consideration of several factors, the decision was made to reposition BankUnited. First, because of continued competition from other investors and unfavorable changes in the rate environment, the yields from purchased residential mortgages no longer provided sufficient returns to BankUnited or to other institutions with similar investment strategies. Second, increased competition for certificates of deposit and other long-term savings from online brokers, mutual funds and other out of market institutions resulted in an increase in interest rates relative to earnings on assets. Third, numerous acquisitions of local banks by sizeable out-of-state institutions created a large number of dissatisfied customers who were seeking a strong, community-based bank and who were willing to move their relationships. Fourth, the increasing velocity of change and commoditization of the financial services industry made it increasingly critical that surviving participants define customer bases and core competencies and begin to deliver around them.


     BankUnited commenced this repositioning process by hiring a new President and executive management team, under whose direction a change in business focus was undertaken to streamline the organization, lower expenses, increase profit margins and improve the use of its deposit base was completed. As a result, BankUnited has eliminated its dependence on purchasing residential mortgage loans in the secondary market; instead the focus is on originating residential loans, and on increasing its emphasis on commercial lending, consumer lending and small business banking. New products and services were implemented to meet customer needs, and the expansion of the branch network continued.


     BankUnited currently has thirty-two branch offices in southeast Florida and one in southwest Florida and anticipates opening four to six additional branch offices in fiscal year 2001. BankUnited is also re-evaluating existing branch locations to ensure that its markets are optimally served.

     The Bank is a member of the Federal Home Loan Bank of Atlanta (the "FHLB") and is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in the Bank are insured by the Savings Association Insurance Fund to the maximum extent permitted by law.

Market Area and Competition

     BankUnited conducts business in Miami-Dade, Broward, Palm Beach and Collier counties ("South Florida") which geographic region, at June 30, 2000, had a total of approximately $86 billion in deposits at commercial banks and savings institutions (42.4% of the total $202.7 billion of deposits in Florida). BankUnited intends to continue to strategically establish or acquire branch offices in its market area and may expand into other parts of Florida.

     BankUnited encounters strong competition in attracting retail and business deposits and loans. BankUnited's most direct competition for deposits historically has been from commercial banks, brokerage houses, other savings associations, and credit unions located in its market area. Recently, BankUnited has also experienced competition from out-of-state organizations that offer premium deposit rates to offset their lack of physical locations in the market area. Many non-bank competitors actively seek a share of deposit business and some brokerage houses compete directly for small business loans. BankUnited also competes in its market area with the branch offices of several regional and super-regional commercial banks and savings associations that are substantially larger and have more extensive operations than BankUnited, including several formerly independent entities, which have recently been acquired by larger institutions headquartered out of state.

     The consolidation of the financial services industry has created opportunities and challenges for BankUnited. Mergers among institutions have disrupted many customer relationships and created an opening for BankUnited to acquire new customers. Larger institutions, however, have been able to achieve economies of scale in operational processes, offer a broader and more sophisticated product mix, have a reduced cost of capital and offer more extensive electronic banking facilities. BankUnited's goal is to compete for savings and other deposits by offering depositors a higher level of personal service, together with a wide range of deposit products offered at competitive rates.

     The competition in originating real estate and other loans comes principally from commercial banks, mortgage banking companies and other savings associations. BankUnited competes for loan originations primarily through the interest rates and loan fees that it charges, the types of loans that it offers, and the efficiency and quality of service that it provides. While BankUnited has been, and intends to continue to be, primarily a residential lender, BankUnited has recently increased its emphasis on commercial real estate, construction, commercial and consumer lending, as discussed more fully below. Factors that effect competition in lending include general and local economic conditions, current interest rates and volatility of the mortgage markets. Management continues to evaluate market needs and products to meet those needs that also allow BankUnited to control the growth of its assets and liabilities. As with its deposit products, BankUnited's strategy is to promote a higher level of personal service and to position itself as a community bank offering a full range of financial services.

Lending Activities

     From inception in 1984 through 1998, BankUnited's primary source of earning assets was the purchase of one-to-four family residential mortgage loans in the secondary market. During the last six months of fiscal 1998 and the first six months of fiscal 1999,BankUnited experienced significant prepayment of these loans and as a result BankUnited discontinued purchasing One-Year CMT loans which are adjustable-rate mortgages with an index tied to the weekly average yield on one-year U.S. Treasury securities adjusted to a constant maturity published by the Federal Reserve ("One-Year CMT"),altered its practice of purchasing loans in the secondary market, and turned its focus to producing assets. BankUnited's current lending strategy includes originating residential mortgages and expanding its commercial real estate, real estate construction, commercial, and small business lending, as well as offering consumer loans, such as home equity loans and lines, and automobile loans. The credit approval process generally involves both a credit scoring process and traditional underwriting methodologies. BankUnited's credit approval policies and procedures are updated as necessary to encompass new products and services.

     Loan Portfolio. BankUnited's loan portfolio primarily consists of mortgage loans secured by one-to-four family residential and commercial real estate. As of September 30, 2000, BankUnited's loan portfolio before deferred fees and allowance for loan loss ("net items") totaled $3.7 billion, of which $3.2 billion or 87.8% consisted of one-to-four family residential mortgage loans. At the present time, BankUnited's residential real estate loans are primarily "conventional" loans not insured by the Federal Housing Administration (the "FHA") or guaranteed by the Veterans Administration (the "VA"). BankUnited is, however, approved to originate FHA and VA loans. As of September 30, 2000, the remainder of BankUnited's loan portfolio consisted of $155.6 million of commercial real estate loans (4.2% of total loans); $83.0 million of commercial business loans (2.3% of total loans); $73.3 million of construction and land loans (2.0% of total loans); $66.5 million of consumer loans (1.8% of total loans); and $71.0 million of multi-family (five-or-more units) residential real estate loans (1.9 % of total loans).

     At September 30, 2000, $1.7 billion, or 47.2% of BankUnited's total loan portfolio before net items, consisted of purchased mortgage loans and loan participations, serviced by others. These loans were primarily one-to-four family residential mortgage loans. At September 30, 2000, BankUnited's loan portfolio included $445.6 million of residential mortgage loans to non-resident aliens, which was 12.1% of total loans before net items. See "Residential Mortgage Loan Originations and Purchases" for additional information on BankUnited's loans to non-resident aliens.

     Set forth below is a table showing BankUnited's loan origination, purchase and sale activity for the periods indicated.

                                                                                 Year End September 30,
                                                                          2000             1999              1998
                                                                      -----------------------------------------------
                                                                                      (in thousands)
Total loans receivable, net, at beginning of period (1) ........      $ 3,302,866       $ 3,042,014       $ 1,765,723
Loans originated:
    Residential real estate ....................................          667,466           592,899           312,749
    Commercial real estate, business and consumer ..............          256,733           130,226            73,692
                                                                      -----------------------------------------------
Total loans originated (1) .....................................          924,199           723,125           386,441
Loans acquired in acquisition(2) ...............................               --                --           111,786
Loans purchased (3) ............................................            5,465           803,329         2,747,061
Loans sold .....................................................          (10,210)          (23,564)         (173,498)
Loans securitized ..............................................               --                --          (355,469)
Principal repayments and amortization of discounts and
  premiums .....................................................         (543,321)       (1,228,540)       (1,435,075)
Increase in allowance for loan losses, net .....................             (925)           (5,979)           (2,435)
Transfers to real estate owned, net ............................           (7,305)           (7,519)           (2,520)
                                                                      -----------------------------------------------
Total loans receivable, net, at end of period (1) ..............      $ 3,670,769       $ 3,302,866       $ 3,042,014
                                                                      ===============================================

(1)  Includes loans held for sale.
(2) Loans acquired in the Central and Consumers mergers included $69.6 million of one-to-four family residential real estate loans, $15.3 million of commercial real estate loans and $26.8 million of other types of loans. See "Managements Discussion and Analysis of Financial Condition and Results of Operations-Acquisitions" for additional information regarding the acquisitions.
(3) Loans purchased are primarily one-to-four family residential real estate loans.

     The following table sets forth certain information with respect to the composition of BankUnited's loan portfolio, including mortgage loans held for sale, as of the dates indicated.

                                                                      As of September 30,
                                               --------------------------------------------------------------
                                                        2000                 1999                 1998
                                               --------------------------------------------------------------
                                                  Amount   Percent     Amount   Percent     Amount    Percent
                                                  ------   -------     ------   -------     ------    -------
First and second mortgage loans:                                     (dollars in thousands)
One-to-four family residential loans ......... $ 3,218,868   87.8%  $ 3,010,427   91.1%  $ 2,788,838   91.6%
Multi-family residential loans ...............      70,856    1.9%       30,057    0.9%       24,392    0.8%
Commercial real estate .......................     155,569    4.2%      141,090    4.3%      145,819    4.8%
Construction .................................      38,786    1.1%       15,425    0.5%        7,827    0.3%
Land .........................................      34,489    0.9%       23,659    0.7%        5,410    0.2%
                                               --------------------------------------------------------------
  Total first and second mortgage loans ......   3,518,568   95.9%    3,220,658   97.5%    2,972,286   97.7%

Consumer loans ...............................      66,480    1.8%       33,878    1.0%       30,401    1.0%
Commercial business loans ....................      83,023    2.3%       48,173    1.5%       15,550    0.5%
                                               --------------------------------------------------------------
Total loans receivable .......................   3,668,071  100.0%    3,302,709  100.0%    3,018,237   99.2%
                                               --------------------------------------------------------------
Deferred loan fees, premium and disc .........      15,730    0.4        12,264    0.4        29,905    1.0
Allowance for loan losses ....................     (13,032)  (0.4))     (12,107)  (0.4))      (6,128)  (0.2))
                                               --------------------------------------------------------------
  Loans receivable, net ...................... $ 3,670,769  100.0%  $ 3,302,866  100.0%  $ 3,042,014  100.0%
                                               ==============================================================
                                                          As of September 30,
                                               --------------------------------------
                                                       1997               1996
                                               --------------------------------------
                                                  Amount   Percent   Amount   Percent
                                                  ------   -------   ------   -------
First and second mortgage loans:                          (dollars in thousands)
One-to-four family residential loans ......... $ 1,565,815   88.6%  $ 570,951   88.3%
Multi-family residential loans ...............      32,163    1.8%     12,559    2.0%
Commercial real estate .......................     130,197    7.4%     49,318    7.6%
Construction .................................       7,477    0.4%         --   --
Land .........................................       7,997    0.5%      2,687    0.4%
                                               --------------------------------------
  Total first and second mortgage loans ......   1,743,649   98.7%    635,515   98.3%

Consumer loans ...............................       1,748    0.1%      2,648    0.4%
Commercial business loans ....................      10,890    0.6%      5,822    0.9%
                                               --------------------------------------
Total loans receivable .......................   1,756,287   99.4%    643,985   99.6%
                                               --------------------------------------
Deferred loan fees, premium and disc .........      13,129    0.8       4,558    0.7
Allowance for loan losses ....................      (3,693)  (0.2))    (2,158)  (0.3)
                                               --------------------------------------
  Loans receivable, net ...................... $ 1,765,723  100.0%  $ 646,385  100.0%
                                               ======================================

Applicable regulations permit BankUnited to engage in various categories of secured and unsecured commercial and consumer lending, in addition to residential real estate financing, subject to limitations on the percentage of total assets attributable to certain categories of loans. An additional limitation imposed by regulation requires that certain types of loans only be made in aggregate amounts that do not exceed specified percentages of the institution's capital. The following table sets forth, as of September 30, 2000, the amount of loans (including mortgage loans held for sale) by category and expected principal repayments. These repayments are based on historical experience.

                                         Outstanding at
                                          September 30,                                               2005-      2007-    2011 and
                                               2000        2001      2002       2003       2004       2006       2010    Thereafter
                                           ----------------------------------------------------------------------------------------
First and second mortgage loans:                                              (dollars in thousands)
One-to-four-family residential ..........  $ 3,218,868  $ 507,980  $ 453,686  $ 392,764  $ 303,299  $ 431,986  $ 516,768  $ 612,385
Multi-family residential ................       70,856      7,703      6,702     10,647     20,710     19,855      4,888        351
Commercial real estate ..................      155,569     42,376     38,250     19,226     14,036     23,145     17,102      1,434
Construction ............................       38,786      2,662     23,417     12,649         --         --         --         --
Land ....................................       34,489     25,869      7,858        602         57         62         41         --
                                           ----------------------------------------------------------------------------------------
Total first and second mortgage loans ...    3,518,568    586,590    529,913    435,888    338,102    475,048    538,799    614,170
                                           ----------------------------------------------------------------------------------------
Consumer loans ..........................       66,480     16,762     12,828      9,046      5,067      5,624      5,844     11,309
Commercial business loans ...............       83,023     52,766     19,367      3,929      1,382      5,393        134         52
                                           ----------------------------------------------------------------------------------------
Total loans .............................  $ 3,668,071  $ 656,118  $ 562,108  $ 448,863  $ 344,551  $ 486,065  $ 544,777  $ 625,531
                                           ========================================================================================

     As of September 30, 2000, 45.7% of BankUnited's loans receivable before net items (36.8% of total assets) were secured by properties located in Florida and 11% of loans receivable before net items (8.8% of total assets) were secured by properties located in California. No other state comprises more than 10%. Because of this concentration, regional economic circumstances in those states could affect the level of BankUnited's non-performing loans. The following table sets forth, as of September 30, 2000, the distribution of the amount of BankUnited's loans receivable before net items (including mortgage loans held for sale) by state.

                                                   Outstanding at
     State                                       September 30, 2000
     -----                                       ------------------
                                               (dollars in thousands)
     Florida(l)............................         $ 1,677,336
     California............................             402,797
     New York..............................             132,423
     Massachusetts.........................             113,297
     Colorado..............................             109,258
     New Jersey............................              91,948
     Virginia..............................              89,956
     Texas.................................              86,157
     Illinois..............................              79,976
     Maryland..............................              79,585
     Connecticut...........................              66,405
     Michigan..............................              60,315
     Washington............................              57,627
     Georgia...............................              50,815
     Arizona...............................              47,682
     North Carolina........................              47,582
     Pennsylvania..........................              43,114
     Ohio..................................              36,181
     Utah..................................              33,238
     Oregon................................              24,877
     Tennessee.............................              20,631
     Minnesota.............................              19,890
     Nevada................................              17,685
     South Carolina........................              16,842
     District of Columbia..................              12,404
     Indiana...............................              11,804
     New Mexico............................              11,159
     Missouri..............................              10,401
     Alabama...............................               9,484
     Kansas................................               9,244
     Oklahoma..............................               7,254
     Wisconsin.............................               6,918
     Idaho.................................               6,124
     Arkansas..............................               5,424
     Kentucky..............................               4,787
     Louisiana.............................               4,713
     Iowa..................................               4,185
     Wyoming...............................               3,983
     Nebraska..............................               3,671
     Montana...............................               3,216
     New Hampshire.........................               3,189
     Hawaii................................               3,107
     Delaware..............................               2,990
     Maine.................................               2,570
     Rhode Island..........................               2,354
     Mississippi...........................               1,817
     Alaska................................               1,638
     Vermont...............................               1,411
     Other.................................                 860
     Not secured by real estate............             127,747
                                                    -----------
     Total loans...........................         $ 3,668,071
                                                    ===========

(1) Does not include $ 5.7 million of tax certificates representing liens secured by properties in Florida.

One-to-Four Family Residential Mortgage Loan Originations and Purchases. BankUnited's lending primarily involves originating loans secured by first mortgages on real estate improved with single-family dwellings. During fiscal 2000, BankUnited continued to reduce its dependence on purchasing residential mortgage loans in the secondary market by focusing on originating these loans. BankUnited originates one-to-four family residential mortgage loans through its branches and its network of non-affiliated wholesale brokers. In fiscal 2000, the wholesale brokers generated approximately 92% of BankUnited's one-to-four family residential mortgage loan originations. Currently, BankUnited is generating these loans with approximately 200 wholesale brokers located mainly in South Florida. During fiscal year 2001, BankUnited plans to expand its wholesale broker network throughout the State of Florida and other selected states. Originations in the wholesale program, together with branch lending, reached $667.5 million, $592.9 million, and $312.7 million for the years ended September 30, 2000, 1999, and 1998, respectively.

     The Bank services loans that it originates and endeavors to purchase loans servicing-released when available and appropriate. At September 30, 2000, $3.2 billion or 87.7%, of BankUnited's total loan portfolio consisted of one-to-four family residential loans, of which $1.5 billion, or 46.9%, were adjustable rate mortgage ("ARM") loans and $1.7 billion, or 53.1%, were fixed rate mortgage loans. BankUnited's first mortgage loans purchased or originated are generally repayable over 15 or 30 years. Additionally, BankUnited offers 40 year ARM loans on a limited basis. Residential loans typically remain outstanding for shorter periods than their contractual maturities because borrowers prepay the loans in full upon sale of the mortgaged property or upon refinancing of the original loan.

     BankUnited's ARMs generally have interest rates that adjust after an initial 1 month, 3 month, or 3, 5 or 7 year fixed-rate term ("hybrid" ARMs) and, to a lesser extent, semi-annually or annually with subsequent interest rate adjustments at a margin over the One-Year CMT or the 12 month moving average of the monthly average yield on U.S. Treasury securities adjusted to a constant maturity of one year published by the Federal Reserve ("MTA's"). Further, a portion of these ARMs provide for initial rates of interest which are significantly below the rates which would prevail were the contractual interest rate index and margin used for repricing applied initially. Such loans are commonly referred to as being in their teaser rate period. These loans adjust to the contractual rate on the first scheduled interest rate adjustment date. The maximum interest rate adjustment of BankUnited's ARMs is generally 1% semi-annually and 6% over the life of the loan, above or below the initial rate on the loan for semi-annual adjustable, or 2% annually and 6% over the life of the loan, above or below the initial rate on the loan for annual adjustable and hybrid ARMs. The maximum interest rate adjustment for Hybrid ARMs which are tied to the MTA index range from none to 2%, periodically, and up to 11.95% over the life of the loan.

     Applicable regulations permit BankUnited to lend up to 100% of the appraised value of the real property securing a loan ("loan-to-value ratio"). When terms are favorable, BankUnited may purchase or originate single-family mortgage loans with loan-to-value ratios between 80% and 95%. In most of these cases, BankUnited will, as a matter of policy, require the borrower to obtain private mortgage insurance which insures that portion of the loan exceeding the 80% loan-to-value ratio, thereby reducing the risk to no more than 80% of appraised value. All loans are reviewed by BankUnited's underwriters to ensure that guidelines are met or that waivers are obtained in situations where offsetting factors exist.

     For loan originations, upon receipt of a completed loan application from an applicant, BankUnited generally orders a credit report, confirms income, employment and other significant information of the applicant and obtains an appraisal of the property securing the loan. BankUnited obtains the appraisal of the property from an independent third party to determine the adequacy of the collateral, and such appraisal is confirmed by one of the underwriters.

     In its loan purchases, BankUnited generally reserves the right to reject particular loans from a loan package being purchased and rejects loans in a package that do not meet its commitment criteria. In determining whether to purchase a loan, BankUnited assesses both the borrower's ability to repay the loan and the adequacy of the proposed collateral. In determining the borrower's ability to repay, BankUnited reviews information concerning the income, financial condition, employment and credit history of the applicant and generally obtains a credit report on the borrower separate from that provided by the loan seller. BankUnited reviews the appraisal obtained by the loan seller or originator and, based upon pre-determined criteria and review of the loan file, may arrange for an updated review appraisal before purchasing the loan. An appraisal will generally be ordered if the property securing the loan is located in a designated area (such as a geographic region known for fluctuating property values), if the loan size or loan-to-value ratio meets certain thresholds, or if an underwriter or other Bank officer, upon review of the loan file, determines that it is prudent to order an appraisal. With respect to a substantial percentage of loans purchased, the collateral value is confirmed by reference to a review appraisal. Otherwise, the collateral value is determined by reference to the documentation contained in the original file. A legal review of every loan file is conducted to determine the adequacy of the legal documentation. BankUnited receives various representations and warranties from the sellers of the loans regarding the quality and characteristics of the loans.

     BankUnited has adopted written, non-discriminatory underwriting standards for use in the underwriting and review of every loan considered for origination or purchase. These underwriting standards are reviewed and approved annually by BankUnited's Board of Directors. BankUnited's underwriting standards for residential mortgage loans generally conform to standards established by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation (the "FHLMC"), except that BankUnited's underwriting standards allow it to make loans (i) to non-resident aliens, as discussed below,
(ii) exceeding the FNMA or FHLMC limits, and (iii) in cases where specific characteristics of the loan or borrower may compensate for the lack of conformity with the FNMA or FHLMC criteria.

      Borrowers are required to obtain casualty insurance and, if applicable, flood insurance in amounts at least equal to the outstanding loan balance or the maximum amount allowed by law. BankUnited also requires that a survey be conducted and title insurance be obtained, insuring the priority of its mortgage lien.

     BankUnited originates first mortgage loans to non-resident aliens in a manner similar to that described above for other residential loans. At September 30, 2000, approximately $445.6 million, or 12%, of the BankUnited's loan portfolio before net items were first mortgage loans to non-resident aliens secured by single-family residences located in Florida. Loans to non-resident aliens generally afford BankUnited an opportunity to receive rates of interest higher than those available from other single-family residential loans. Nevertheless, certain aspects of such loans may involve a greater degree of risk than conforming single-family residential mortgage loans. The ability to obtain access to the borrower is more limited for non-resident aliens, as is the ability to attach or verify assets located in foreign countries. BankUnited has attempted to minimize these risks through its underwriting standards for such loans including generally more conservative loan-to-value ratios and qualification based on verifiable assets located in the United States.

     Commercial Real Estate and Multi-Family Lending. BankUnited's commercial real estate lending division originates or participates in multi-family and commercial real estate loans. BankUnited sells a participating interest in the majority of the larger loans for risk management purposes in the normal course of business. The lending policy limits the Bank's risk to $25 million for a single loan and no more than $40 million to a single borrower. BankUnited's strategy is to promote commercial lending together with private banking, as both areas seek to develop long-term relationships with select businesses, real estate investors, and professionals. At September 30, 2000, BankUnited had $226.4 million of commercial real estate loans and multi-family loans, representing a total of 6.17% of BankUnited's loan portfolio before net items.

     BankUnited's commercial real estate loan portfolio includes loans secured by apartment buildings, office buildings, industrial/warehouses, retail centers and other properties, which are located in BankUnited's primary market area. Commercial real estate loans generally are originated in amounts up to 75% of the appraised value of the property securing the loan. Because commercial real estate and commercial lending requests are generally more complicated and involve larger dollar amounts, evaluation of such credit requests continues to rely on traditional credit analysis, including income projection, participation by the buyer, breakeven analysis and internal and external collateral evaluations. In determining whether to originate or purchase multi-family or commercial real estate loans, BankUnited also considers such factors as the financial condition and track record of the borrower, and the debt service coverage of the property. Commercial real estate loans are made at both fixed and adjustable interest rates, typically for terms of less than 60 months, but may be up to 15 years.

     Loans secured by commercial real estate and multi-family properties generally involve a greater degree of risk than one-to-four family residential mortgage loans. Commercial real estate loans typically involve large loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties usually depends on the successful operation of the real estate project that secures the loans and, thus, may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy, particularly the interest rate environment.

     Real Estate Construction Lending. BankUnited makes real estate construction loans to individuals for the construction of their residences, as well as to builders and real estate developers for the construction of one-to-four-family residences and commercial and multi-family real estate. At September 30, 2000, BankUnited had $38.8 million of construction loans representing a total of 1.1% of BankUnited's loan portfolio before net items. Construction loans to individuals for their private residences are structured to be converted to permanent loans with the Bank at the end of the construction phase. Such residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential mortgage loans. The Bank's residential construction loans typically have terms of up to nine months and have rates higher than permanent residential mortgage loans offered by the Bank. During the construction phase, the borrower pays interest only. Generally, the maximum loan-to-value ratio of an owner occupied single-family construction loan is 90%.

     The Bank makes construction loans on commercial real estate projects secured by apartments, retail centers, industrial warehouse properties, office buildings, medical facilities or other property. These loans are structured to be converted to permanent loans at the end of the construction phase, which generally runs from 12 to 24 months. These construction loans have rates, which are higher than permanent commercial real estate loans currently offered by the Bank and the terms are generally consistent with those of permanent loans. These loans generally provide for the payment of interest and loan fees from loan proceeds. The loans are underwritten to the same standards as commercial real estate loans described above. Because of the uncertainties inherent in estimating construction costs and the market for the project upon completion, it is often difficult to determine the total loan funds that will be required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of a project. Construction loans to borrowers other than owner-occupants also involve many of the same risks discussed above regarding commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans.

     Land. BankUnited makes land loans to individuals for the purchase of land for their residences, as well as to builders and real estate developers for purchase of land for future commercial development.

Generally, the Bank requires for all land loans that they be developed within twelve to eighteen months. As a matter of policy the Bank does not make speculative land loans. At September 30, 2000, BankUnited had $34.5 million of land loans representing a total of 0.9% of BankUnited's loan portfolio before net items.

     Commercial Business and Small Business Lending. Commercial and small business loans totaled $83.0 million as of September 30, 2000, representing 2.3 % of total loans before net items. Commercial business loans are made to companies with annual sales revenue in excess of $5.0 million in BankUnited's market area. Small business loans are made to companies with annual sales revenue less than $5.0 million and the loans do not typically exceed $1.0 million. BankUnited also offers payroll and merchant services through outside vendors, as well as in-house treasury management services. BankUnited makes both secured and unsecured loans, although the majority of these loans are on a secured basis. Accounts receivable, inventory, equipment, and/or general corporate assets of the borrowers, as well as the personal guarantee of the principal typically secure the loans. The loans typically have fixed and variable prime-based interest rates and are originated for terms ranging from 1 to 5 years. In its loan underwriting, BankUnited evaluates the value of the collateral securing the loan and assesses the borrower's creditworthiness and ability to repay. A credit scoring approval is used, and exceptions to credit policy guidelines are discouraged, but may be available depending on all the circumstances. While these loans generally are made for shorter terms and at higher yields than one-to-four-family residential loans, such loans generally involve a higher level of risk than one-to-four-family residential loans because the risk of borrower default is greater and the collateral may be more difficult to liquidate and more likely to decline in value.

     Consumer Lending. Consumer loans totaled $66.5 million as of September 30, 2000, representing 1.8% of total loans before net items. This portfolio consists primarily of automobile loans and home equity lines of credit. During fiscal 1999, BankUnited ceased its strategy of purchasing indirect paper from auto dealers and shifted its emphasis to primarily home equity lines and consumer loans. Consumer loans, with the exception of home equity lines of credit, are offered primarily on a fixed-rate, short-term basis. The underwriting standards employed by BankUnited for consumer loans include a determination of the applicant's payment history on other debts, an assessment of the borrower's ability to make payments on the proposed loan and other indebtedness and a review of the value of the security. In addition, BankUnited utilizes an on-line application and credit scoring system to assist in determining an applicant's creditworthiness. BankUnited's consumer loans tend to have higher interest rates and shorter maturities than one-to-four family residential loans because the risk of borrower default is greater and the collateral is more likely to decline in value.

     BankUnited's home equity lines of credit are originated on owner-occupied, one-to-four family residential properties. These loans are generally limited to aggregate outstanding indebtedness secured by up to 90% of the appraised value of the property. Such lines are underwritten based upon guidelines established by BankUnited in order to evaluate the borrower's ability and willingness to repay the debt.

Asset Quality

     Federal regulations require a savings institution to review its assets on a regular basis and, if appropriate, to classify assets as "substandard," "doubtful," or "loss" depending on the likelihood of loss. General allowances for loan losses are required to be established for assets classified as substandard or doubtful. For assets classified as loss, the institution must either establish specific allowances equal to the amount classified as a loss or charge off such amount. Assets that do not require classification as substandard but that possess credit deficiencies or potential weaknesses deserving management's close attention are required to be designated as "special mention." The deputy director of the appropriate OTS regional office may approve, disapprove or modify any classifications of assets and any allowance for loan losses established. BankUnited's Portfolio Management Committee reviews and classifies BankUnited's assets and reports the results to the Board of Directors monthly.

     Additionally, under standard banking practices, an institution's asset quality is also measured by the level of non-performing loans in the institution's portfolio and real estate acquired in foreclosure ("REO"). Non-performing loans consist of (i) non-accrual loans; (ii) loans that are more than 90 days contractually past due as to interest or principal but that are well-secured and (iii) loans that have been renegotiated to provide a deferral of interest or principal because of a deterioration in the financial condition of the borrower. BankUnited issues delinquency notices to borrowers when loans are 30 or more days past due, and places these loans on non-accrual status when more than 90 days past due. When a loan is placed on non-accrual status, BankUnited reverses all accrued and uncollected interest and also begins appropriate legal procedures to obtain repayment of the loan or otherwise satisfy the obligation.

     As of September 30, 2000, BankUnited had $23.9 million in substandard assets of which $23.5 million are classified as non-performing assets. Substandard assets consisted of the following:

                                                    As of September 30, 2000
                                                    ------------------------
                                                         (in thousands)

     One-to-four family residential loans ...............    $13,073
     Multi-family residential ...........................        557
     Commercial real estate .............................      1,579
     Land ...............................................      1,104
     Commercial business and consumer loans .............      5,260
     REO ................................................      2,286
                                                             -------
                       Total Substandard Assets .........    $23,859
                                                             =======

     In addition, $517,000 of commercial business loans for which reserves have been established were classified as loss as of September 30, 2000.

     BankUnited's allowance for loan losses is established and maintained based upon management's evaluation of the risks inherent in BankUnited's loan portfolio including the economic trends and other conditions in specific geographic areas as they relate to the nature of BankUnited's portfolio. BankUnited's one-to four family residential loans and consumer loans are homogeneous in nature and no single loan is individually significant in terms of its size or potential risk of loss. Therefore, management evaluates these loans as a group of loans. Management utilizes historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan administration and resolution, the views of its regulators, and other relevant factors, such as assumptions and projections of future conditions in order to determine the adequacy of the allowance for loan losses on these loans. For commercial real estate loans, an estimated value of the property or collateral securing the loan is determined through an appraisal, where possible. In instances where BankUnited has not taken possession of the property or does not otherwise have access to the premises and therefore cannot obtain an appraisal, a real estate broker's opinion as to the value of the property is obtained based primarily on a drive-by inspection. If the unpaid balance of the loan is greater than the estimated fair value of the property, a reserve is established for the difference between the carrying value and the estimated fair value. Other loans such as non-mortgage commercial loans are evaluated individually as well. For these loans, a determination is made of the value of the collateral, if any, through examination of current financial information. If the unpaid balance of the loan is greater than estimated fair value of the property, a reserve is established for the difference between the carrying value and the estimated fair value.

     General valuation allowances are also established on all classes of the performing portfolio and represent loss allowances that have been established to recognize the unspecified losses inherent in the loan portfolio. In determining the adequacy of the unallocated reserves, management considers changes in the size and composition of the loan portfolio, historical loan loss experience, current and anticipated economic conditions and BankUnited's credit administration and asset management philosophies and procedures.


     Because of the many factors that can affect recoverability, as discussed more fully in " Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Quality," the estimated loss on individual loans or groups of loans may not be the same as the actual loss incurred, if any. As a self -correcting mechanism, to reduce the differences between estimated and actual losses, BankUnited's current process evaluates the actual losses that occur on all loans to determine whether refinements are necessary to improve procedures for estimating losses. This evaluation includes examining causes for actual losses and determining whether all of the factors resulting in the losses were considered in the estimation process. If not, the evaluation process is refined to consider those factors. Applied appropriately, this mechanism reduces, but will not eliminate, differences that occur between estimated and actual loan losses due to events and circumstances beyond the control of BankUnited.


Investments and Mortgage-backed Securities

     BankUnited maintains an investment portfolio consisting primarily of federal agency securities, trust preferred securities and tax certificates. Federal regulations limit the instruments in which BankUnited may invest its funds. BankUnited's current investment policy permits purchases primarily of investments rated in one of the three highest grades by a nationally recognized rating agency.

     Mortgage-backed securities are primarily acquired for their liquidity, yield, and credit characteristics. Such securities may be used as collateral for borrowing or pledged as collateral for certain deposits, including public funds deposits. Mortgage-backed securities acquired include fixed and adjustable rate agency securities (GNMA, FNMA and FHLMC), private issue securities and collateralized mortgage obligations.

     BankUnited's portfolio also includes tax certificates issued by various counties in the State of Florida. Tax certificates represent tax obligations that are auctioned by county taxing authorities on an annual basis in order to collect delinquent real estate taxes. Although tax certificates have no stated maturity, the certificate holder has the right to collect the delinquent tax amount, plus interest, and can file for a tax deed if the delinquent tax amount is unpaid at the end of two years. Tax certificates have a claim superior to most other liens. If the holder does not file for deed within seven years, the certificate becomes null and void. BankUnited discontinued purchasing tax certificates in fiscal 1999.

     Also included in BankUnited's investment portfolio are trust preferred securities issued by affiliates of FDIC-insured financial institutions or their holding companies. Such securities are primarily acquired for their liquidity and yield characteristics.

     The following table sets forth information regarding BankUnited's investments and mortgage-backed securities as of the dates indicated. Amounts shown are carrying value. For additional information regarding BankUnited's investments and mortgage-backed securities, including the carrying values and approximate market values of such securities, see Notes to Consolidated Financial Statements.

                                                                 As of September 30
                                                          ----------------------------------
                                                            2000         1999         1998
                                                          --------     --------     --------
                                                               (dollars in thousands)
Federal agency securities ............................    $  5,341     $  6,752     $ 22,188
Tax Certificates .....................................       5,699       14,815       40,007
Mortgage-backed securities ...........................     342,355      347,224      345,756
Other (1) ............................................      17,124       18,307       16,015
                                                          --------     --------     --------
              Total investment securities ............    $370,519     $387,098     $423,966
                                                          ========     ========     ========
              Weighted average yield .................       6.93%        6.74%        6.61%
                                                          ========     ========     ========

(1) Includes $14.3 million, $14.7 million and $15.5 million of trust preferred securities of other issuers as of September 30, 2000, 1999 and 1998, respectively.

     The following table sets forth information regarding the maturities of BankUnited's investments as of September 30, 2000. Amounts shown are carrying value:

                                                                          Periods to Maturity
                                                                        from September 30, 2000
                                           As of       ------------------------------------------------------------
                                       September 30,   Within      1 Through   5 Through     Over 10       Equity
                                           2000        1 Year       5 Years     10 Years      Years      Securities
                                         --------     --------     --------     --------     --------     --------
                                                                  (dollars in thousands)
Federal agency securities ...........    $  5,341     $    341     $  5,000     $     --     $     --     $     --
Tax certificates (1) ................       5,699        5,699           --           --           --           --
Mortgage-backed securities (1).......     342,355        1,827        6,838        2,818      330,872           --
Other ...............................      17,124           --           25           --       14,309        2,790
                                         --------     --------     --------     --------     --------     --------
              Total .................    $370,519     $  7,867     $ 11,863     $  2,818     $345,181     $  2,790
                                         ========     ========     ========     ========     ========     ========
Weighted average yield ..............        6.93%        7.09%        6.19%        6.29%        6.25%       N/A
                                         ========     ========     ========     ========     ========     ========

--------------

(1)  Maturities are based on historical experience.

Mortgage Loan Servicing

     BankUnited's mortgage loans servicing agreements generally provide for loan servicing fees ranging from 0.25% to 0.50% per annum of the declining principal amount of the loans, plus any late charges or other ancillary fees. Loan servicing fees for loans serviced under mortgage-backed securities programs are either subject to negotiation with the sponsoring agency or in certain instances set by the sponsoring agency. Servicing fees for loans sold to private investors are determined by agreement with the investor. Income from servicing is calculated based upon the contractual servicing fee, net of amortization of the carrying value of the mortgage servicing rights. At September 30, 2000 and 1999 BankUnited serviced mortgage loans for investors with unpaid principal balances of approximately $343.6 million and $421.8 million respectively, which are not reflected in the accompanying Consolidated Statements of Financial Condition.

     BankUnited is subject to certain costs and risks related to servicing delinquent loans. Servicing agreements relating to the mortgage-backed security programs of FNMA and FHLMC require the servicer to advance funds to make scheduled payments of interest, taxes and insurance, and in some instances principal, if such payments have not been received from the borrowers. However, BankUnited recovers substantially all of the advanced funds upon cure of default by the borrower, or through foreclosure proceedings and claims against agencies or companies that have insured or guaranteed the loans. Certain servicing agreements for loans sold directly to other investors require BankUnited to remit funds to the loan purchaser only upon receipt of payments from the borrower and, accordingly, the investor bears the risk of loss. BankUnited, however, is subject to the risk that declines in the market rates of interest for mortgage loans or other economic conditions will result in a revaluation of its servicing assets as borrowers refinance or otherwise prepay higher interest rate loans (See "Item 7a. Quantitative and Qualitative Disclosure about Market Risk").

Sources of Funds

     BankUnited's primary sources of funds for its investment and lending activities are customer deposits, loan repayments, funds from operations, BankUnited's capital (including trust preferred securities), Senior Notes and FHLB advances.

     Deposits. BankUnited offers a full variety of deposit accounts ranging from passbook accounts to certificates of deposit with maturities of up to five years. BankUnited also offers transaction accounts, which include personal and commercial checking accounts, negotiable order of withdrawal ("NOW") accounts, insured money market deposit accounts and the Diamond Program accounts. The Diamond Program is a package account that offers a suite of financial services. The rates paid on deposits are established periodically by management based on BankUnited's need for funds and the rates being offered by BankUnited's competitors with the goal of remaining competitive without offering the highest rates in the market area.

     BankUnited has placed increasing reliance on passbook accounts, money market accounts, short term certificates of deposit and other savings alternatives that are more responsive to market conditions than long-term, fixed-rate certificates. While market-sensitive savings instruments permit BankUnited to reduce its cost of funds during periods of declining interest rates, such savings instruments also increase BankUnited's vulnerability to periods of high interest rates. There are no regulatory interest rate ceilings on BankUnited's accounts (See "Item 7a. Quantitative and Qualitative Disclosure about Market Risk").

     The following table sets forth information concerning BankUnited's deposits by account type and the weighted average nominal rates at which interest is paid thereon as of the dates indicated:

                                                                                 As of September 30,
                                                       -----------------------------------------------------------------------
                                                               2000                     1999                     1998
                                                       --------------------    ----------------------    ---------------------
                                                         Amount       Rate       Amount         Rate       Amount        Rate
                                                       ----------     -----    ----------       -----    ----------      -----
                                                                                  (dollars in thousands)
Passbook accounts...................................   $  324,894     4.86%    $  379,503       4.57%    $  258,158      4.72%
                                                       ----------              ----------                ----------
Checking:
  Non-interest bearing..............................       72,253     -            50,075      --            46,748     --
  NOW accounts......................................      116,032     2.73%       125,617       2.75%        71,431      3.26%
  Insured money market..............................       90,531     4.79%        92,785       4.04%       115,104      4.05%
                                                       ----------              ----------                ----------
     Total transaction accounts.....................      278,816                 268,477                   233,283
                                                       ----------              ----------                ----------
     Total passbook and checking accounts...........      603,710                 647,980                   491,441
                                                       ----------              ----------                ----------
Certificates:
  30 - 89 day certificates of deposit...............        1,128     3.83%         2,260       4.40%         3,485      4.63%
  3 - 5 month certificates of deposit...............       19,547     5.66%        28,943       4.63%        96,221      5.20%
  6 - 8 month certificates of deposit...............      130,461     6.09%       273,090       4.92%       516,674      5.47%
  9 - 11 month certificates of deposit..............      280,019     6.45%       138,684       5.26%       104,296      5.69%
  12 - 17 month certificates of deposit.............      776,084     6.33%       688,792       5.21%       618,385      5.62%
  18 - 23 month certificates of deposit.............      184,924     6.18%        83,369       5.55%         9,770      5.64%
  24 - 29 month certificates of deposit.............      148,593     5.85%       102,394       5.66%        35,497      5.76%
  30 - 35 month certificates of deposit.............       32,493     6.09%        26,550       5.97%        15,040      5.89%
  36 - 60 month certificates of deposit.............      151,279     6.18%       109,686       6.13%        72,856      6.07%
  Public Funds......................................      281,300     6.02%       178,050       4.98%        86,159      5.35%
  Brokered certificates of deposit..................           --                      --                    75,000      5.66%
                                                       ----------              ----------                ----------
     Total certificates.............................    2,005,828               1,631,818                 1,633,383
                                                       ----------              ----------                ----------
         Totals.....................................   $2,609,538              $2,279,798                $2,124,824
                                                       ==========              ==========                ==========
                 Weighted average rates.............                  5.67%                     4.83%                    5.18%

     The following table sets forth information by various categories regarding the amount of BankUnited's certificate accounts (under $100,000) as of September 30, 2000 that mature during the period indicated.

                                                                         Periods to Maturity
                                                                       from September 30, 2000
                                            As of       ----------------------------------------------------
                                         September 30,    Within        1 to           2 to       More than
                                             2000         1 Year       2 Years        3 Years      3 Years
                                          ----------    ----------    ----------     ---------    ----------
                                                               (dollars in thousands)
Certificate accounts
3.00% to 3.99% .......................    $    1,134    $    1,134    $       --     $      --    $       --
4.00% to 4.99% .......................        44,341        43,745           360            27           209
5.00% to 5.99% .......................       401,608       360,908        23,341         4,793        12,566
6.00% to 6.99% .......................       729,879       551,096       133,570        29,881        15,332
7.00% to 7.99% .......................       156,660        87,102        57,825         9,795         1,938
                                          ----------    ----------    ----------     ---------    ----------
Total certificate accounts
  (under $100,000) ...................    $1,333,622    $1,043,985    $  215,096     $  44,496    $   30,045
                                          ==========    ==========    ==========     =========    ==========

     The following table sets forth information by various rate categories regarding the amounts of the BankUnited's jumbo ($100,000 and over) certificate accounts as of September 30, 2000 that mature during the periods indicated.

                                                                  Periods to Maturity
                                                                from September 30, 2000
                                           As of      --------------------------------------------
                                        September 30,  Within      1 to        2 to      More than
                                            2000       1 Year     2 Years     3 Years      3 Years
                                          --------    --------    --------    --------    --------
                                                         (dollars in thousands)
Jumbo certificate accounts
3.00% to 3.99% .......................    $     --    $     --    $     --    $     --    $     --
4.00% to 4.99% .......................      92,983      66,580      16,298      10,105          --
5.00% to 5.99% .......................     138,626     109,883      23,703       2,837       2,203
6.00% to 6.99% .......................     253,314     217,939      25,760       5,200       4,415
7.00% to 7.99% .......................     187,283     144,377      33,291       7,146       2,469
                                          --------    --------    --------    --------    --------
Total Jumbo certificate accounts .....    $672,206    $538,779    $ 99,052    $ 25,288    $  9,087
                                          ========    ========    ========    ========    ========

     Included in the table of jumbo certificate accounts above, are $281.3 million in certificates of deposit issued to the State of Florida, referred to as public funds, which have interest rates ranging from 4.19% to 7.21%. These certificates are collateralized with GNMA, FNMA, and FHLMC mortgage backed securities with market values of approximately $147 million at September 30, 2000.

     Of BankUnited's total deposits, excluding public funds, at September 30, 2000, 1999 and 1998, 16.8%, 13%, and 12.3%, respectively, were deposits of $100,000 or more issued to the general public. Although jumbo certificates of deposit are generally more rate sensitive than smaller size deposits, management believes that BankUnited will retain many of these deposits.

     Borrowings. When BankUnited's primary sources of funds are not sufficient to meet deposit outflows, loan originations and purchases and other cash requirements, BankUnited may borrow funds from the FHLB of Atlanta and from other sources. The FHLB system acts as an additional source of funding for financial institutions. In addition, BankUnited uses subordinated notes, securities sold under agreements to repurchase and trust preferred securities in order to increase available funds.

      FHLB borrowings, known as "advances," are made on a secured basis, and the terms and rates charged for FHLB advances vary in response to general economic conditions. As a shareholder of the FHLB of Atlanta, the Bank is authorized to apply for advances from this bank. FHLB of Atlanta offers a wide variety of borrowing plans, each with its own maturity and interest rate. A significant portion of BankUnited's advances were obtained through a convertible advances program that permits the FHLB to convert an advance from a fixed-rate basis to a floating-rate basis at its discretion on a specified "call" date which generally occurs every three months following an initial period ranging from three months to three years. Should the FHLB elect to exercise this option, BankUnited can either accept the converted advance or repay it in full.

     BankUnited also has advances under the FHLB "knockout" advance program. In general, a knockout advance is structured as a fixed rate advance that the FHLB may convert to a floating rate indexed to the 3-month LIBOR rate if, at the end of any given three month period after the non-conversion period, the 3-month LIBOR rate equals or exceeds an agreed upon threshold rate. Should a particular advance be converted by the FHLB, its rate will reset quarterly for the remainder of the term.

      The FHLB of Atlanta will consider various factors, including an institution's regulatory capital position, net income, quality and composition of assets, lending policies and practices, and level of current borrowings from all sources, in determining the amount of credit to extend to an institution. In addition, an institution that fails to meet the qualified thrift lender test may have restrictions imposed on its ability to obtain FHLB advances. The Bank currently meets the qualified thrift lender test.

     During the 1997 and 1998 fiscal years, BankUnited issued an aggregate of $227.2 million in Junior Subordinated Deferrable Interest Debentures, which were purchased by its Delaware trust subsidiaries primarily with proceeds from the sale of trust preferred securities. See Notes to Consolidated Financial Statements for a description of the Junior Subordinated Deferrable Interest Debentures and the trust preferred securities. In November 1999, the Board of Directors of BankUnited authorized the purchase from time to time in the open market, or otherwise, of up to 300,000 shares of trust preferred securities issued by BankUnited's trust subsidiaries. As of September 30, 2000 BankUnited had purchased a total of 158,499 shares of trust preferred securities issued by its trust subsidiaries on the open market at a cost of $4.4 million.

     During November 1998, the Bank established a medium-term note program which permits the issuance, from time to time, of up to a total of $500 million aggregate principal amount of the Senior Notes, with maturities from 9 months to 10 years from the date of issuance. As a condition of issuance, interest, principal and any redemption premium on all offered Senior Notes are supported by an irrevocable standby letter of credit of the FHLB of Atlanta. The Senior Notes provide an additional source of funding, potentially with longer maturities with attractive rates. In February 1999, the Bank issued and sold $200 million of Senior Notes that mature five years from the date of issuance and bear interest at an annual rate of 5.40% payable semiannually. The Bank used the net proceeds from the sale of the notes for general corporate purposes, loan financing, and assisting in the Bank's asset/liability management. The notes have been rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard and Poor's Rating Services.

     Securities sold under agreements to repurchase is another source of borrowed funds which is available to BankUnited. Under this type of borrowing, securities are pledged against borrowed funds and are released when the funds are repaid. BankUnited uses this type of borrowing alternative short term as maturities are usually within thirty to sixty days from inception. At September 30, 2000 BankUnited held $9.2 million in repurchase agreements which matured overnight and had $11.1 million in investments and mortgage-backed securities pledged against these agreements.

     The following tables set forth information as to BankUnited's borrowings as of the dates and for the periods indicated.

                                                                          At September 30,
                                                 -----------------------------------------------------------------
                                                         2000                  1999                  1998
                                                 -------------------    -------------------    -------------------
                                                              Weighted              Weighted               Weighted
                                                               Average               Average                Average
                                                  Balance       Rate      Balance     Rate       Balance     Rate
                                                 ----------    -----    ----------    -----    ----------    -----
                                                                      (dollars in thousands)
Period End Balances:
FHLB advances (1) ...........................    $1,251,426     6.28%   $1,096,447     5.46%   $1,021,466     5.61%
Company obligated mandatorily
   redeemable Trust Preferred
   Securities of subsidiary trusts
   holding solely junior subordinated
   deferrable interest debentures of
   BankUnited(2) ............................       212,393     9.53%      218,500     9.53%      218,500     9.53%
Senior notes ................................       200,000     5.40%      200,000     5.40%           --    --
Securities sold under agreements
   to repurchase(3) .........................         9,205     6.42%       31,701     5.34%      121,148     5.43%
                                                 ----------    -----    ----------    -----    ----------    -----
   Total borrowings .........................    $1,673,024     6.47%   $1,546,648     6.02%   $1,361,114     6.22%
                                                 ==========    =====    ==========    =====    ==========    =====
                                                                  For the Year Ended September 30,
                                                 -----------------------------------------------------------------
                                                         2000                  1999                  1998
                                                 -------------------    -------------------    -------------------
                                                              Weighted              Weighted               Weighted
                                                               Average               Average                Average
                                                  Balance       Rate      Balance     Rate       Balance     Rate
                                                 ----------    -----    ----------    -----    ----------    -----
                                                                      (dollars in thousands)
Average Balances:
FHLB advances (1) ...........................    $1,008,161     5.88%   $  917,560     5.41%   $  901,269     5.64%
Company obligated mandatorily
   redeemable Trust Preferred
   Securities of subsidiary trusts
   holding solely junior subordinated
   deferrable interest debentures of
   BankUnited(2) ............................       215,600     9.69%      218,500     9.68%      173,288     9.81%
Senior notes ................................       200,000     5.71%      132,055     5.76%           --    --
Securities sold under agreements
   to repurchase(3) .........................        10,621     8.23%       25,311     5.86%       97,292     5.69%
                                                 ----------    -----    ----------    -----    ----------    -----
   Total borrowings .........................    $1,434,382     6.45%   $1,293,426     6.18%   $1,171,849     6.26%
                                                 ==========    =====    ==========    =====    ==========    =====

-----------------

(1) The maximum amount of FHLB advances outstanding during the years ended September 30, 2000, 1999 and 1998 was $1.3 billion, $1.1 billion, $1.3 billion, respectively.
(2) The maximum amount of trust preferred securities outstanding was $218.5 million during the years ended September 30, 2000, 1999, and 1998.
(3) The maximum amount of securities sold under agreements to repurchase at any month-end during the years ended September 30, 2000, 1999, and 1998 was $30.8 million, $96.9 million, and $192.6 million, respectively.

Activities of Subsidiaries

     T&D Properties of South Florida, Inc., a Florida corporation ("T&D"), is a wholly owned operating subsidiary of the Bank that invests in tax certificates and holds title to, maintains, manages and supervises the disposition of real property acquired through tax deeds. T&D was established in 1991 for the purpose of insulating the Bank from risk of liability concerning the maintenance, management and disposition of real property.

     Bay Holdings, Inc., a Florida corporation ("Bay Holdings"), is a wholly owned operating subsidiary of the Bank that holds title to, maintains, manages and supervises the disposition of one-to-four family residential property acquired through foreclosure. Bay Holdings was established in 1994 for the purpose of insulating the Bank from risk of liability concerning maintenance, management and disposition of one-to-four family residential property.

     BankUnited Mortgage Corporation, a Florida corporation ("BMC"), is a wholly owned operating subsidiary of BankUnited which was established in 1996 for the purpose of servicing loans secured by real property. BMC is currently inactive.

     BankUnited Capital, BankUnited Capital II and BankUnited Capital III (the "Trusts") are Delaware statutory business trusts wholly owned by BankUnited. BankUnited Capital was formed in 1996, and BankUnited Capital II and BankUnited Capital III were formed in 1997, for the purpose of issuing Trust Preferred Securities and investing the proceeds in Junior Subordinated Deferrable Interest Debentures issued by BankUnited.

     BUFC Financial Services, Incorporated, a Florida corporation (BUFC), is a wholly owned operating subsidiary of BankUnited organized in 1997 for the purpose of selling annuities, insurance and securities products. BUFC sells fixed and variable annuities and mutual funds to customers of the Bank and others. Licensed insurance agents/registered securities representatives under the supervision of a registered broker-dealer conduct the program separate from the business of the Bank. BUFC also sells long-term care insurance products.

     CRE America, Inc. formerly BankUnited Financial Services, Inc., a Florida corporation, is a wholly owned operating subsidiary of BankUnited, organized in 1997, renamed in 2000, for the purpose of brokering loans.

     CRE Properties, Inc., a Florida corporation, is a wholly owned operating subsidiary of the Bank that holds title to, and maintains, manages and supervises the disposition of commercial real estate acquired through foreclosure. CRE Properties, Inc. was established in 1998 for the purpose of insulating the Bank from risk of liability concerning maintenance, management and disposition of commercial real estate.

Employees

At September 30, 2000, BankUnited had 475 full-time equivalent employees. BankUnited's employees are not represented by a collective bargaining group, and BankUnited considers its relations with its employees to be excellent. BankUnited provides employee benefits customary in the savings industry, which include group medical, dental and life insurance, a 401(k) profit sharing plan and paid vacations. BankUnited also provides incentive compensation plans (including stock bonus and stock option plans) for officers, directors and employees.

REGULATION

General

     BankUnited is a unitary savings and loan holding company and is subject to OTS regulations, examination, supervision and reporting requirements pursuant to certain provisions of the Home Owners' Loan Act (the "HOLA") and the Federal Deposit Insurance Act (the "FDIA"). As an insured institution and a subsidiary of a savings and loan holding company, the Bank is subject to extensive regulation and examination by the OTS, its primary federal regulator and its deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF").

Savings and Loan Holding Company Regulations

     Activities Limitations. Because BankUnited is a unitary savings and loan holding company which was in existence or applied for before May 4, 1999, and the Bank meets the definition of a qualified thrift lender ("QTL"), as discussed below, BankUnited generally has the broadest authority to engage in various types of business activities, including nonfinancial activities. The Gramm-Leach-Bliley Act ("GLB"), which became law in November 1999 prohibits companies that become unitary savings and loan holding companies pursuant to an application filed with the OTS after May 4, 1999 from engaging in nonfinancial activities or affiliating with nonfinancial entities. In addition, a holding company that acquires another institution and maintains it as a separate subsidiary or whose sole subsidiary fails to meet the QTL test will become subject to the activities limitations applicable to multiple savings and loan holding companies.

     The Director of the OTS has oversight authority for all holding company affiliates, and is authorized under federal law to take enforcement action if there is reasonable cause to believe that the continuation by a savings bank holding company of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of the holding company's subsidiary savings institution. The Director of the OTS may, as necessary, limit the payment of dividends by the savings institution, limit transactions between the savings institution, the holding company and the subsidiaries or affiliates of either or limit any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution.

     Transactions with Affiliates. Transactions between the Bank and its affiliates are regulated under the HOLA and OTS regulations, which incorporate Sections 23A, 23B, 22(g) and 22(h) of the Federal Reserve Act and Regulation O adopted by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). An "affiliate" of a savings institution generally includes entities controlling the savings institution and entities under common control with the institution. BankUnited and its subsidiaries, therefore, are affiliates of the Bank under these regulations.

     The laws and regulations governing affiliate transactions require that covered transactions and certain other transactions with affiliates be on terms and conditions consistent with safe and sound banking practices which are substantially the same, or at least as favorable to the institution or its subsidiary, as those for comparable transactions with non-affiliated parties. These laws and regulations also impose quantitative restrictions on the amount of covered transactions in which an institution may engage and set collateralization requirements on covered transactions. "Covered transactions" generally include loans or extensions of credit to an affiliate, purchases of securities issued by an affiliate, purchases of assets from an affiliate (except as may be exempted by order or regulation), and certain other transactions. In addition, a savings institution is prohibited from extending credit to an affiliate (other than a subsidiary of the institution), unless the affiliate is engaged only in activities that the Federal Reserve Board has determined, by regulation, to be permissible for bank holding companies. Limitations are also imposed on loans and extensions of credit from an institution to its executive officers, directors and principal shareholders and each of their related interests.

     Acquisitions. The HOLA prohibits a savings bank holding company from directly or indirectly acquiring, without prior OTS approval, control of a savings association or savings association holding company, all or substantially all of the assets of a savings association or savings association holding company (including through an acquisition by merger, consolidation or purchase of assets, of any savings association), or more than 5% of the voting shares of a non-subsidiary savings association or savings association holding company. In determining whether to approve any such transaction, the OTS will consider, among other things, the competitive effects of the transaction, financial and managerial resources, future prospects of the holding company and its bank or thrift subsidiaries following the transaction, and compliance records of such subsidiaries with the Community Reinvestment Act.

     Annual Reporting and Examinations. Under HOLA and OTS regulations, a savings bank holding company must file periodic reports with the OTS and comply with OTS recordkeeping requirements. BankUnited is also subject to holding company examination by the OTS.

Savings Institution Regulations

     Federal savings institutions such as the Bank are chartered by the OTS, are members of the FHLB system, and have their deposits insured by the SAIF. They are subject to comprehensive OTS and FDIC regulations that are intended primarily to protect depositors. Federal laws empower federal savings institutions like the Bank to accept deposits and pay interest on them, make loans on residential and other real estate, make limited amounts of consumer loans and commercial loans, invest in corporate obligations, government debt securities and other securities, offer various banking services to their customers, and engage in, directly or through subsidiaries, activities such as trust operations and real estate investment, subject to applicable requirements for notice to, or approval by, the institution's primary federal regulator. SAIF-insured, federally chartered institutions may not enter into certain transactions unless applicable regulatory tests are met or they obtain necessary approvals. They are also required to file reports with the OTS describing their activities and financial condition, and periodic examinations by the OTS test compliance by institutions with various regulatory requirements, some of which are described below.

     Insurance of Accounts. The Bank's deposits are insured by the SAIF up to $100,000 for each insured account holder, subject to applicable terms and conditions, the maximum amount currently permitted by law.

     As an insurer, the FDIC issues regulations and conducts examinations of its insured members. SAIF insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding that an institution has engaged in unsafe and unsound practices, cannot continue operations because it is in an unsafe and unsound condition, or has violated any applicable law, regulation, rule, order or condition imposed by the OTS or FDIC. When conditions warrant, the FDIC may impose less severe sanctions as an alternative to termination of insurance. The Bank's management does not know of any present condition pursuant to which the FDIC would seek to impose sanctions on the Bank or terminate insurance of its deposits.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions which the FDIC considers well capitalized and financially sound pay the lowest premium, while institutions that are less than adequately capitalized and of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period. The FDIC is authorized to increase or decrease assessment rates on a semiannual basis, up to a maximum increase or decrease of 5 basis points after aggregating all increases and decreases, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as is established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     In September 1996, Congress enacted legislation to eliminate any competitive disadvantage between the Bank Insurance Fund (the "BIF") and SAIF member institutions, from SAIF deposit insurance premiums, which were generally higher than BIF deposit insurance premiums. The legislation provided for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. As a result of the special assessment, the Bank's deposit insurance premiums were initially reduced to 6.7 basis points, and as of 1996 the SAIF deposit assessment was reduced to zero. These premiums are subject to change in future periods.

     In addition to deposit insurance assessments, the FDIC is authorized to collect assessments against insured deposits to be paid to the Finance Corporation ("FICO") to service FICO debt incurred in the 1980s. The FICO assessment rate is adjusted quarterly. Before 2000, the FICO assessment rate for SAIF-insured deposits was five times higher than the rate for BIF-insured deposits. Beginning in 2000, SAIF- and BIF-insured deposits are being assessed at the same rate by FICO. During fiscal 2000, the annualized rate was $0.02 cents per $100 of insured deposits.

     Regulatory Capital Requirements. OTS regulations incorporate a risk-based capital requirement that is designed to be no less stringent than the capital standard applicable to national banks. It is modeled in many respects on, but not identical to, the risk-based capital requirements adopted by the FDIC. Associations whose exposure to interest-rate risk is deemed to be above normal will be required to deduct a portion of such exposure in calculating their risk-based capital. The OTS may establish, on a case-by-case basis, individual minimum capital requirements for a savings association that vary from the requirements that otherwise would apply under the OTS capital regulations. The OTS has not established such individual minimum capital requirements for the Bank, and, as of September 30, 2000, the Bank exceeded all applicable regulatory requirements. See Notes to Consolidated Financial Statements. Under current law and regulations, there are no capital requirements directly applicable to BankUnited.

     In addition, the OTS and other federal banking regulators have established capital levels for institutions to implement the "prompt corrective action" provisions of the FDICIA. Based on these capital levels, insured institutions will be categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. If an institution becomes categorized as "undercapitalized" under the definitions established by the "prompt corrective action" provisions of the FDICIA, it will become subject to certain restrictions. The FDICIA requires federal banking regulators, including the OTS, to take prompt corrective action to solve the problems of those institutions that fail to satisfy their applicable minimum capital requirements. The level of regulatory scrutiny and restrictions imposed become increasingly severe as an institution's capital level falls.

     An institution's category depends upon where its capital levels are in relation to relevant capital measures, which include a risk-based capital measure, a leverage ratio capital measure, and certain other factors. A "well capitalized" institution must have a ratio of total capital to risk-weighted assets (a "total risk-based capital ratio") of 10% or more, a ratio of core capital to risk-weighted assets ("Tier I risk-based capital ratio") of 6% or more and a ratio of core capital to adjusted total assets ("Tier 1 leverage ratio") of 5% or more, and may not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the OTS. An institution will be categorized as "adequately capitalized" if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based capital ratio of 4% or more, and either a leverage ratio of 4% or more or a leverage ratio of 3% or more and a CAMEL rating of 1. Any institution that is neither well capitalized nor adequately capitalized will be considered undercapitalized. The Bank is a well capitalized institution under the definitions as adopted.

     In the case of an institution that is categorized as "undercapitalized," or worse, such an institution must submit a capital restoration plan to the OTS. An undercapitalized depository institution generally will not be able to acquire other banks or thrifts, establish additional branches, pay dividends, or engage in any new lines of business unless consistent with its capital plan. A "significantly undercapitalized" institution will be subject to additional restrictions on its affiliate transactions, the interest rates paid by the institution on its deposits, the institution's asset growth, compensation of senior executive officers, and activities deemed to pose excessive risk to the institution. Regulators may also order a significantly undercapitalized institution to hold elections for new directors, terminate any director or senior executive officer employed for more than 180 days prior to the time the institution became significantly undercapitalized, or hire qualified senior executive officers approved by the regulators.

     The FDICIA provides that an institution that is "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of becoming categorized as such unless the institution's regulator and the FDIC jointly determine that some other course of action would result in a lower resolution cost to the institution's insurance fund. Thereafter, the institution's regulator must periodically reassess its determination to permit a particular critically undercapitalized institution to continue to operate. A conservator or receiver must be appointed for the institution at the end of an approximately one-year period following the institution's initial classification as critically undercapitalized unless a number of stringent conditions are met, including a determination by the regulator and the FDIC that the institution has positive net worth and a certification by such agencies that the institution is viable and not expected to fail.

     Federal law requires that the federal banking agencies risk-based capital guidelines take into account various factors including interest rate risk, concentration of credit risk, risks associated with nontraditional activities, and the actual performance and expected risk of loss of multi-family mortgages. In 1994, the federal banking agencies jointly revised their capital standards to specify that concentration of credit and nontraditional activities are among the factors that the agencies will consider in evaluating capital adequacy. In that year, the OTS and FDIC amended their risk-based capital standards with respect to the risk weighting of loans made to finance the purchase or construction of multi-family residences. The OTS adopted final regulations adding an interest rate risk component to the risk-based capital requirements for savings associations such as the Bank, although implementation of the regulation has been delayed. Management believes that the effect of including such an interest rate risk component in the calculation of risk-adjusted capital will not cause the Bank to cease to be well-capitalized.

     The final rules establishing the capital levels for purposes of the FDICIA also indicate that the federal regulators intend to lower or eliminate the core capital requirement from the definitions of well capitalized, adequately capitalized and undercapitalized after the requirement to deduct an IRR component from total capital becomes effective. This action has not yet been taken. See "Regulatory Capital Requirements" above.

     In addition to the foregoing prompt corrective action provisions, the FDICIA also sets forth requirements that the federal banking agencies, including the OTS, review their capital standards every two years to ensure that their standards require sufficient capital to facilitate prompt corrective action and to minimize loss to the SAIF and the BIF.

     Restrictions on Dividends and Other Capital Distributions. OTS Regulations limit the ability of savings institutions to pay dividends and make other capital distributions. Savings institutions, such as the Bank, which are subsidiaries of a savings and loan holding company, must provide the OTS with at least 30 days written notice before declaring any dividend or obtaining board approval of any capital distribution. All such capital distributions are also subject to the OTS' right to object on safety and soundness grounds.

     In addition, a savings institution must obtain prior approval from the OTS if (i) it fails to meet certain regulatory conditions which qualify it for expedited treatment under OTS regulations, (ii) after giving effect to the proposed distribution, the association's capital distributions in a calendar year would exceed its year-to-date net income plus retained net income for the preceding two years, (iii) the association would not be at least adequately capitalized following the distribution, or (iv) the distribution would violate a statute, regulation, regulatory agreement or a regulatory condition to which the association is subject. The OTS may disapprove a notice or deny an application, in whole or in part, if the association would be undercapitalized or worse after the distribution, if the OTS determines that the distribution raises safety or soundness concerns, or if the distribution violates any applicable statute, regulation, agreement between the OTS and the association or condition imposed by an OTS-approved application or notice.

     Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, which consists of 12 regional FHLBs governed and regulated by the Federal Housing Finance Board. The FHLBs provide a central credit facility for member institutions, The Bank, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations as of the close of each calendar year, or 5% of its borrowings from the FHLB of Atlanta (including advances and letters of credit issued by the FHLB on the Bank's behalf). The Bank is currently in compliance with this requirement, with a $62.6 million investment in stock of the FHLB of Atlanta as of September 30, 2000.

     The FHLB of Atlanta makes advances to members in accordance with policies and procedures periodically established by the Federal Housing Finance Board and the Board of Directors of the FHLB of Atlanta. Currently outstanding advances from the FHLB of Atlanta are required to be secured by a member's shares of stock in the FHLB of Atlanta and by certain types of mortgages and other assets. Eligible collateral is further limited in certain respects. Interest rates charged for advances vary depending on maturity, the cost of funds to the FHLB of Atlanta and the purpose of the borrowing. As of September 30, 2000, advances from the FHLB of Atlanta totaled $1.3 billion.

     Qualified Thrift Lender Test. The qualified thrift lender test measures the proportion of a savings institution's assets invested in loans or securities supporting residential construction and home ownership. A savings institution qualifies as a QTL if its qualified thrift investments equal or exceed 65% of its portfolio assets on a monthly average basis in nine of every 12 months. Qualified thrift investments, include (i) certain housing-related loans and investments, (ii) certain obligations of the FSLIC, the FDIC, the FSLIC Resolution Fund and the RTC, (iii) loans to purchase or construct churches, schools, nursing homes and hospitals (subject to certain limitations), (iv) consumer loans (subject to certain limitations), (v) shares of stock issued by any FHLB, and (vi) shares of stock issued by the FHLMC or the FNMA (subject to certain limitations). Portfolio assets consist of total assets minus (a) goodwill and other intangible assets,
(b) the value of properties used by the savings institution to conduct its business, and (c) certain liquid assets in an amount not exceeding 20% of total assets.

     Any savings institution that fails to become or remain a QTL must either convert to a national bank charter or be subject to restrictions specified in the OTS regulations. Any such savings institution that does not become a bank will be: (i) prohibited from making any new investment or engaging in activities that would not be permissible for national banks; (ii) prohibited from establishing any new branch office in a location that would not be permissible for a national bank in the institution's home state; (iii) ineligible to obtain new advances from any FHLB; and (iv) subject to limitations on the payment of dividends comparable to the statutory and regulatory dividend restrictions applicable to national banks. Also, beginning three years after the date on which the savings association ceases to be a QTL, the savings association will be prohibited from retaining any investment or engaging in any activity not permissible for a national bank and would be required to repay any outstanding advances to any FHLB. A savings institution may requalify as a QTL if it thereafter complies with the QTL test. At September 30, 2000, the Bank exceeded the QTL requirements.

     Liquidity. OTS regulations currently require member savings institutions to maintain for each calendar quarter an average daily balance of liquid assets (cash and certain time deposits, securities of certain mutual funds, bankers' acceptances, corporate debt securities and commercial paper, and specified U.S. government, state government and federal agency obligations) equal to at least 4% of either the amount of its liquidity base at the end of the preceding calendar quarter or the average daily balance of its liquidity base during the preceding quarter. "Liquidity base" means the institution's net withdrawable deposits and short-term borrowings (generally borrowings having maturities of one year or less). The Director of the OTS may vary this liquidity requirement from time to time within a range of 4% to 10%. Monetary penalties may be imposed for failure to meet liquidity requirements. For the month of September 2000, the Bank's liquidity ratio was 8.77%. The Bank is also required to maintain cash reserve requirements at the Federal Home Loan Bank. At September 30, 2000 this cash reserve requirement was $13.2 million.

General Lending Regulations

     The Bank's lending activities are subject to federal regulation, including the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act and the Community Reinvestment Act. Because the Bank is a federally-chartered savings bank, the Bank generally may extend credit as authorized under federal law, without regard to state laws purporting to regulate or affect its credit activities, other than state contract and commercial laws, real property laws, homestead laws, tort laws, criminal laws and other state laws designated by the OTS.

     Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a financial institution, to assess the institution's record of meeting the credit needs of its community and to take such records into account in its evaluation of certain applications.

     Under regulations adopted by the OTS with the other federal banking agencies, there are three tests for the evaluation of a savings institution's performance. The lending test evaluates a savings institution's record of helping to meet the credit needs of its assessment area through its lending activities, by considering an institution's home mortgage, small business, small farm, and community development lending. The investment test evaluates a savings institution's record of helping to meet the credit needs of its assessment area through qualified investments that benefit its assessment area or a broader statewide or regional area including the assessment area, and the service test evaluates a savings institution by analyzing both the availability and the effectiveness of the institution's systems for delivering retail banking services and the extent and innovativeness of its community development services. Based upon the savings institution's performance under the lending, investment and service tests, and any other tests which may be applicable to the institution under the regulations, the OTS assigns the savings institution one of four ratings prescribed under the regulations. The four possible ratings of meeting community credit needs are outstanding, satisfactory, needs to improve, and substantial noncompliance. Based upon the OTS examination in fiscal 2000, the Bank's CRA rating is satisfactory.

     Loans-to-one-borrower Limitations. The loans-to-one borrower limits applicable to national banks also apply to savings institutions. Generally, under current limits, loans and extensions of credit outstanding at one time to a single borrower and not fully secured may not exceed 15% of the savings institution's unimpaired capital and unimpaired surplus. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and unimpaired surplus. As of September 30, 2000, the Bank was in compliance with the loans-to-one-borrower limitations.

Federal Reserve System

     The Bank is subject to certain regulations promulgated by the Federal Reserve Board. Pursuant to such regulations, savings institutions are required to maintain reserves against their transaction accounts (primarily interest-bearing and noninterest-bearing checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS. In addition, Federal Reserve Board regulations limit the periods within which depository institutions must provide availability for and pay interest on deposits to transaction accounts. Depository institutions are required to disclose their check-hold policies and any changes to those policies in writing to customers. The Bank is in compliance with all such Federal Reserve Board regulations.

     Numerous other regulations promulgated by the Federal Reserve Board affect the business operations of the Bank. These include regulations relating to equal credit opportunity, electronic fund transfers, collection of checks, truth in lending, truth in savings and availability of funds.

Other Regulation

     Regulation of Non-Banking Affiliates. BUFC Financial Services, Incorporated ("BUFC"), an insurance agency subsidiary of BankUnited doing business in the State of Florida, sells fixed and variable annuities, mutual funds and long-term care insurance products. BUFC's activities must comply with Florida insurance laws and regulations, and BUFC employees are licensed insurance agents and subject to continuing education, licensing and oversight by the Florida Department of Insurance. In addition, BUFC's employees are also registered representatives of Essex National Securities, Inc., a broker-dealer regulated by the NASD. BUFC's activities are further regulated by regulations and guidelines jointly adopted by the federal banking agencies, which specify requirements for the sale of non-deposit insurance products, including, without limitation, requirements pertaining to disclosures, physical separation of activities from banking activities and due diligence and oversight functions.

Legislative and Regulatory Developments

     Pursuant to the GLB, the federal banking agencies have jointly adopted a privacy regulation with which savings institutions must comply on and after July 1, 2001. Subject to certain exceptions, the privacy regulation requires each financial institution to give a consumer notice of its privacy policies and practices before disclosing nonpublic personal information about the consumer to any non-affiliated third party, to give each customer notice of its privacy policies and procedures at the time a customer relationship is established and annually thereafter, and to give each consumer an opt out notice and reasonable opportunity for the customer to opt out of having his nonpublic personal information disclosed by the financial institution to non-affiliated third parties. The Bank is in the process of making all necessary and appropriate preparations to comply with the new privacy requirements.

TAXATION

     BankUnited reports its income and expenses under an accrual method of accounting and, prior to 1994, filed federal income tax returns on a calendar year basis. Since 1994, BankUnited and its subsidiaries have elected to file consolidated tax returns on the basis of a fiscal year ending September 30. The Tax Reform Act of 1986 (the "1986 Act"), which was signed into law on October 22, 1986, revised the income tax laws applicable to corporations in general and to savings institutions, such as the Bank, in particular. Except as specifically noted, the discussion below relates to taxable years beginning after December 31, 1986.

     BankUnited has not been notified of a proposed examination of its federal income tax returns by the Internal Revenue Service (the "IRS").

      Bad Debt Reserves Deductions. Prior to legislation enacted in August 1996, the Internal Revenue Code (the "Code") permitted savings institutions, such as the Bank, to establish a reserve for bad debts and to make annual additions thereto, which additions might, within specified formula limits, be deducted in determining taxable income. The bad debt reserve deduction was generally based upon a savings institution's actual loss experience (the "experience method"). In addition, provided that certain definitional tests relating to the composition of assets and sources of income were met, a savings institution was permitted to elect annually to compute the allowable addition to its bad debt reserve for losses on qualifying real property loans (generally loans secured by improved real estate) by reference to a percentage of its taxable income (the "percentage of taxable income method").

     Under the percentage of taxable income method, a savings institution was permitted, in general, to claim a deduction for additions to bad debt reserves equal to 8% of the savings institution's taxable income. Taxable income for this purpose was defined as taxable income before the bad debt deduction, but without regard to any deduction allowable for any addition to the reserve for bad debt. Certain adjustments were also required for gains on the sale of corporate stock and tax exempt obligations. For this purpose, the taxable income of a savings institution for a taxable year was calculated after utilization of net operating loss carry forwards.

     In August of 1996, legislation was enacted that repealed the reserve method of accounting (including the percentage of taxable income method) used by many thrifts, including the Bank, to calculate their bad debt deduction for federal income tax purposes. The legislation required thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. As such, thrifts with assets whose tax basis exceeds $500,000,000 were required to adopt the specific charge off method in computing its bad debt deduction. As such, the Bank has used the specific charge off method in computing its bad debt deduction for tax years beginning after December 31, 1995.

     As a result of this change in accounting method, the Bank must recapture the excess of its September 30, 1996 bad debt reserve over the reserve in existence on December 31, 1987. This recapture will occur over a six-year period, commencing with the first taxable year beginning after December 31, 1997, provided the institution meets certain residential lending requirements. The management of BankUnited does not believe that the legislation will have a material impact on BankUnited or the Bank.

     Distributions. Under the Code, the Bank's December 31, 1987 reserve must be recaptured into taxable income as a result of certain non-dividend distributions. A distribution is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution it, together with all other such distributions during the taxable year, exceeds the Bank's current and post-1951 accumulated earnings and profits. The amount charged against the Bank's bad debt reserves in respect of a distribution will be includable in its gross income and will equal the amount of such distribution, increased by the amount of federal income tax resulting from such inclusion.

Alternative Minimum Tax

     In addition to the income tax, corporations are generally subject to an alternative minimum tax at a rate of 20%. The alternative minimum tax is imposed on the sum of regular taxable income (with certain adjustments) and tax preference items, less any available exemption ("AMTI"). The alternative minimum tax is imposed to the extent that it exceeds a corporation's regular income tax liability. The items of tax preference that constitute AMTI for 1990 and thereafter include 75% of the difference between the taxpayer's adjusted current earnings and AMTI (determined without regard to this preference and prior to any deduction for net operating loss carry forwards or carry backs). In addition, net operating loss carry forwards cannot offset more than 90% of AMTI.

Interest Allocable to Tax-exempt Obligations

     The 1986 Act eliminates for financial institutions the deduction for interest expense allocable to the purchase or carrying of most tax-exempt obligations for taxable years ending after December 31, 1986, with respect to tax-exempt obligations acquired after August 7, 1986 excluding certain financial institution-qualified issues. For all qualified issues and for non-qualified tax-exempt obligations acquired after 1982 and before August 7, 1986, 20% of allocable interest expense deductions will be disallowed.

State Taxation

     The State of Florida imposes a corporate income tax on BankUnited, at a rate of 5.5% of BankUnited's taxable income as determined for Florida income tax purposes. Taxable income for this purpose is based on federal taxable income with certain adjustments.

Foreclosures

     Tax legislation enacted in August of 1996 significantly changed the tax treatment with respect to foreclosures for taxable years beginning after December 31, 1995. Prior to this legislation, a thrift's acquisition of property by means of foreclosure was not treated as a taxable event for federal tax purposes. No gain or loss was recognized at the time of foreclosure and no portion of the debt could be treated as worthless. In addition, prior to the August 1996 legislation, thrift institutions were allowed a tax benefit for write downs of foreclosed property to fair market value. Finally, for thrifts that computed its bad debt deduction under the experience method, gains or losses realized from the sale of foreclosed property were not taken into account in computing taxable income, but were credited or charged to the thrift's bad debt reserve.

     As a result of enacted tax legislation, thrift foreclosures are treated as a taxable event for federal tax purposes for property acquired after December 31, 1995. As such, a thrift may recognize gain, loss or a bad debt deduction at the time of foreclosure depending on the method by which the property was acquired. In addition, write downs of foreclosed property to fair market value no longer give rise to a tax benefit. Finally, gains and losses realized upon the sale of foreclosed property are included in taxable income of the thrift.

Item 2. Properties

     Currently BankUnited operates 32 full-service banking offices located in South Florida and one in West Florida, of which 30 are leased and three are owned. BankUnited's banking offices have square footage ranging from 2,000 square feet to 8,000 square feet with lease terms ranging from the year 2001 to the year 2010.

      BankUnited's executive and administrative offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134 where, as of September 30, 2000, BankUnited leased approximately 18,000 square feet of space pursuant to a lease agreement that begins to terminate with respect to portions of the premises in 2004. BankUnited also leases approximately 40,000 square feet of space for its operation center, which is located at 7815 NW 148 Street, Miami Lakes, Florida 33016, pursuant to a lease agreement that begins to terminate with respect to portions of the premises in 2002. BankUnited has multiple options to renew leases at all banking offices and other locations.

     At September 30, 2000, BankUnited leased the facilities of a branch obtained through the acquisition of Suncoast which was closed in fiscal year 1997. This lease expires in fiscal year 2002. BankUnited owns an office condominium which is currently not leased.

     For further information regarding BankUnited's lease obligations, see Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

     BankUnited and its subsidiaries, from time to time, are involved as plaintiff or defendant in various legal actions arising in the normal course of their businesses. While the ultimate outcome of any such proceedings cannot be predicted with certainty, it is the opinion of management that no proceedings exist, either individually or in the aggregate, which, if determined adversely to BankUnited and its subsidiaries, would have a material effect on BankUnited's consolidated financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders.

     No matters were submitted to a vote of BankUnited's security holders during the fourth quarter of the fiscal year ended September 30, 2000.

Item 4a. Executive Officers of the Registrant

     The following table sets forth information concerning the executive officers and directors of BankUnited and the Bank.

                                              Positions with Company
       Name                Age                and Business Experience
       ----                ---                -----------------------

Alfred R. Camner           56         Director, Chairman of the Board and Chief
                                      Executive Officer (1993 to present) and
                                      President (1993 to 1998) of BankUnited;
                                      Director, Chairman of the Board and Chief
                                      Executive Officer (1984 to present) and
                                      President (1984 to 1993, 1994 to 1998) of
                                      the Bank; Senior Managing Director (1996 to present) of Camner, Lipsitz and Poller, Professional Association, attorneys-at-law, and its predecessor,
                                      Stuzin and Camner, Professional
                                      Association, attorneys-at-law; Managing
                                      Director (1973 to 1996) of Stuzin and
                                      Camner, Professional Association,
                                      attorneys-at-law; General Counsel to CSF
                                      Holdings, Inc. and its subsidiary,
                                      Citizens Federal Bank, a federal savings bank (1973 to 1996); Director and member of the Executive Committee of the Board of Directors of Loan America Financial
                                      Corporation, a national mortgage banking company (1985 to 1994); Director of CSW
                                      Associates, Inc., an asset management firm
                                      (1990 to 1995).

Mehdi Ghomeshi             44         Director, President and Chief Operating
                                      Officer of BankUnited and the Bank
                                      (December 1998 to present); Market
                                      President of NationsBank, South Florida
                                      (January 1998 to December 1998); President and Chief Operating Officer of Barnett
                                      Bank, South Florida (1996 to 1998);
                                      Director of Special Assets and Risk
                                      Management, Barnett Banks, Inc. (1995 to
                                      1996); Executive Vice President,
                                      Commercial Real Estate, Barnett Bank of
                                      South Florida (1993 to 1995).

Lawrence H. Blum           57         Director and Vice Chairman of the Board of
                                      BankUnited (1993 to present) and the Bank
                                      (1984 to present); Managing Director (1992 to present) and partner (1974 to present) of Rachlin, Cohen & Holtz, certified public accountants.

Marc D. Jacobson           58         Director (1993 to present) and Secretary
                                      (1993 to 1997) of BankUnited; Director
                                      (1984 to present) and Secretary (1985 to 1996) of the Bank; Vice President of
                                      Head-Beckham Ameri Insurance Agency, Inc., and its predecessor, Head-Beckham
                                      Insurance Agency, Inc. (1990 to present).

                                              Positions with Company
       Name                Age                and Business Experience
       ----                ---                -----------------------

Allen M. Bernkrant         70         Director of BankUnited (1993 to present)
                                      and the Bank (1985 to present); Private
                                      investor in Miami, Florida (1990 to
                                      present).

Marc Lipsitz               59         Director (1996 to present) and Secretary
                                      (1997 to present) of BankUnited; Managing
                                      Director (1996 to present) of Camner,
                                      Lipsitz and Poller, Professional
                                      Association, attorneys-at-law and its
                                      predecessor, Stuzin and Camner,
                                      Professional Association,
                                      attorneys-at-law; General Counsel of
                                      Jefferson National Bank (1993 to 1996);
                                      Partner, Stroock, Stroock & Lavan,
                                      attorneys-at-law (1991 to 1993).

Neil H. Messinger, M.D.    62         Director of BankUnited and the Bank (1996
                                      to present); Radiologist; President (1986 to present), Radiological Associates,
                                      Professional Association; Chairman (1986 to present) of Imaging Services of Baptist
                                      Hospital.

Anne W. Solloway           85         Director of BankUnited (1993 to present)
                                      and the Bank (1985 to present); Private
                                      investor in Miami, Florida.

Executive Officers of BankUnited And/or the Bank
   Who Are Not Directors:

Lisa Barrera               37         Executive Vice President Production
                                      Manager (November 2000 - Present),
                                      Executive Vice President Mortgage
                                      Operations (March 2000 - November 2000),
                                      Senior Vice President Mortgage Operations
                                      (February 1999 - March 2000), of the Bank.
                                      Vice President/Regional Sales and Service
                                      Center Manager (1994 - 1999) of
                                      NationsBank Mortgage Corporation, formerly
                                      Barnett Mortgage Corporation. Senior Vice
                                      President/Corporate Operations Manager
                                      (1989 - 1994) of Loan America Financial
                                      Corporation.

Iliana Castillo-Frick      45         Executive Vice President, Human Resources
                                      Director (April 2000 - present) of the
                                      Bank. Vice President/Staffing Manager
                                      (February 1998 - March 2000); Vice
                                      President /Human Resources Manager
                                      (October 1995 - January 1998); Assistant
                                      Vice President/Senior Human Resources
                                      Generalist (April 1994 - September 1995), of Bank of America formerly Barnett Banks,
                                      Inc.

Michael J. Clutter         53         Executive Vice President, Credit Policy,
                                      of the Bank (March 1999 to present);
                                      Senior Vice President-Credit
                                      Administration (1984 to 1999) of Barnett
                                      Bank, Broward County and its successor by merger, NationsBank, Inc.

                                              Positions with Company
       Name                Age                and Business Experience
       ----                ---                -----------------------

Executive Officers of BankUnited And/or the Bank
   Who Are Not Directors: (Continued)

Janette L. Davis           45         Executive Vice President, Retail Banking,
                                      of the Bank (February 1999 to present);
                                      Senior Vice President/Region Executive
                                      (1998 to 1999), Group Senior Vice
                                      President, Market Executive (1996 to 1998)
                                      and Vice President, Office Manager (1992 to 1996) of Barnett Bank, South Florida and its successor by merger, NationsBank, Inc.

Humberto Lopez             41         Executive Vice President, Finance, of the
                                      Bank (January 1999 to present) and Chief
                                      Financial Officer of BankUnited and the
                                      Bank (December 1999 to present); Director
                                      (1998 to 1999), PricewaterhouseCoopers
                                      LLP; Chief Financial Officer (1997 to
                                      1998) of Barnett Bank, South Florida and its successor by merger, NationsBank,
                                      Inc., Regional Finance Manager (1996 to
                                      1997) and Regional Controller (1993 to
                                      1996) of Barnett Banks, Inc. and its
                                      successor by merger, NationsBank, Inc.

Vincent F. Post, Jr.       47         Executive Vice President, Commercial Real
                                      Estate Banking, of the Bank (1998 to
                                      present); Executive Vice President (1996 to 1998) and Group Senior Vice President
                                      (1994 to 1996) of Barnett Bank, South
                                      Florida and its successor by merger,
                                      NationsBank, Inc.

     All executive officers serve at the discretion of the Board of Directors and are elected annually by the Board.

PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholders
        Matters

Stock Information

     BankUnited's Class A Common Stock, $.01 par value ("Class A Common Stock"), is traded in the over-the-counter market and quoted in the Nasdaq-Amex Stock Market ("Nasdaq"). BankUnited's Class B Common Stock, $.01 par value ("Class B Common Stock"), is not currently traded on any established public market.

     At December 13, 2000, there were 517 and 14 holders of record of BankUnited's Class A Common Stock and Class B Common Stock, respectively. The number of holders of record of the Class A Common Stock includes nominees of various depository trust companies for an undeterminable number of individual stockholders. Class B Common Stock is convertible into Class A Common Stock at a ratio (subject to adjustment on the occurrence of certain events) of one share of Class A Common Stock for each share of Class B Common Stock surrendered for conversion.

     There were no common stock dividends declared or paid in fiscal 2000 or 1999. See Notes to Consolidated Financial Statements for a discussion of restrictions on the Bank's payment of dividends to BankUnited.

     The following tables set forth, for the periods indicated, the range of high and low bid prices for the Class A Common Stock quoted on Nasdaq. Stock price data in the Nasdaq reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                     Class A Common Stock
                                                     --------------------
                                                             Price
                                                       ------------------
                                                         High        Low
                                                       --------    -------
     Fiscal Year Ended September 30, 2000:
         1st Quarter ...............................   $  9.07     $ 6.88
         2nd Quarter ...............................   $  8.00     $ 6.78
         3rd Quarter ...............................   $  7.38     $ 5.94
         4th Quarter ...............................   $  7.81     $ 6.13

     Fiscal Year Ended September 30, 1999:
         1st Quarter ...............................   $ 10.06     $ 6.56
         2nd Quarter ...............................   $  9.94     $ 6.13
         3rd Quarter ...............................   $ 11.00     $ 6.94
         4th Quarter ...............................   $ 10.13     $ 7.88

Item 6. Selected Financial Data

                                                                   As of or for the Fiscal Year Ended September 30,
                                                      ------------------------------------------------------------------------
                                                         2000           1999             1998           1997          1996
                                                      -----------    -----------     -----------    -----------    -----------
                                                                  (dollars in thousands, except per share amounts)
Operations Data:
Interest income ..................................    $   295,315    $   233,550     $   207,567    $   108,774    $    52,132
Interest expense .................................        219,146        187,515         167,543         75,960         34,622
                                                      -----------    -----------     -----------    -----------    -----------
Net interest income ..............................         76,169         46,035          40,024         32,814         17,510
Provision (credit) for loan losses ...............          4,645          7,939           1,700          1,295           (120)
                                                      -----------    -----------     -----------    -----------    -----------
Net interest income after provision (credit)
   for loan losses ...............................         71,524         38,096          38,324         31,519         17,630
                                                      -----------    -----------     -----------    -----------    -----------
Non-interest income:
Service fees, net ................................          4,295          3,785           1,139          2,993            597
Net gain (loss) on sales of loans and mortgage-
   backed securities .............................             71             (5)          4,429            819              5
Net gain (loss) on sale of other assets ..........             --              1               6              1             (6)
Other ............................................          1,709          1,019             651            247             53
                                                      -----------    -----------     -----------    -----------    -----------
Total non-interest income ........................          6,075          4,800           6,225          4,060            649
                                                      -----------    -----------     -----------    -----------    -----------
Non-interest expenses:
Employee compensation and benefits ...............         19,819         15,970          10,943          8,880          4,275
Occupancy and equipment ..........................          8,332          8,029           4,854          3,568          1,801
Insurance (1) ....................................          1,221          1,683           1,185            948          3,610
Professional fees ................................          3,193          3,084           1,891          1,605            929
Other ............................................         19,959         19,627          13,310          7,946          3,421
                                                      -----------    -----------     -----------    -----------    -----------
Total non-interest expense .......................         52,524         48,393          32,183         22,947         14,036
                                                      -----------    -----------     -----------    -----------    -----------
Income (loss) before income taxes, extraordinary
   item and preferred stock dividends ............         25,075         (5,497)         12,366         12,632          4,243
Provision (benefit) for income taxes .............         10,247         (1,903)          5,009          5,033          1,657
                                                      -----------    -----------     -----------    -----------    -----------
Net income (loss) before extraordinary item
  and preferred stock dividends ..................         14,828         (3,594)          7,357          7,599          2,586
Extraordinary item (net of tax) ..................            936             --              --             --             --
                                                      -----------    -----------     -----------    -----------    -----------
Net income (loss) before preferred stock
 dividends .......................................         15,764         (3,594)          7,357          7,599          2,586
Preferred stock dividends ........................            790            773             897          2,890          2,145
                                                      -----------    -----------     -----------    -----------    -----------
Net income (loss) after preferred stock
 dividends .......................................    $    14,974    $    (4,367)    $     6,460    $     4,709    $       441
                                                      ===========    ===========     ===========    ===========    ===========
Financial Condition Data:
Total assets .....................................    $ 4,552,069    $ 4,078,471     $ 3,738,383    $ 2,145,406    $   824,360
Loans receivable, net, and
mortgage-backed securities (2) ...................      3,700,492      3,246,455       3,215,360      1,781,652        716,550
Investments, overnight deposits, tax certificates,
reverse repurchase agreements, certificates of
deposit and other earning assets .................        401,481        295,213         194,791        186,955         87,662
Total liabilities ................................      4,349,482      3,888,334       3,539,091      2,045,761        755,249
Deposits .........................................      2,609,538      2,279,798       2,124,824      1,195,892        506,106
Long-term debt ...................................      1,086,426        966,447         766,466        191,484         45,000
Company obligated mandatorily redeemable
   trust preferred securities of subsidiary trust
   holding solely junior subordinated deferrable
   interest debentures of BankUnited .............        212,393        218,500         218,500        116,000             --
Borrowings .......................................      1,673,024      1,546,648       1,361,114        817,484        237,775
Total stockholders' equity .......................        202,587        190,137         199,292         99,645         69,111
Common stockholders' equity ......................        193,241        180,984         190,627         75,649         44,807

                                                                                                (continued on the next page)

                                                                     As of or for the Fiscal Year Ended September 30,
                                                     ---------------------------------------------------------------------------
                                                         2000            1999            1998            1997           1996
                                                     ------------    -------------    ------------    -----------    -----------
                                                              (dollars in thousands, except per share amounts)
Per Common Share Data:
Basic earnings (loss) per common share ..........    $       0.82    $      (0.24)    $       0.41    $      0.57    $      0.10
                                                     ------------    -------------    ------------    -----------    -----------
Diluted earnings (loss) per common share ........    $       0.81    $      (0.24)    $       0.39    $      0.54    $      0.10
                                                     ------------    -------------    ------------    -----------    -----------
Weighted average number of common shares
   and common equivalent shares assumed
   outstanding during the period:
   Basic ........................................      18,220,508      18,312,548       15,692,566      8,210,890      4,306,042
   Diluted ......................................      18,779,837      18,312,548       16,666,415      9,148,229      4,558,521
Book value per common share .....................    $      10.61    $       9.88     $      10.50    $      7.94    $      7.85
Fully converted tangible book value per
   common share .................................    $       8.78    $       8.05     $       8.66    $      6.88    $      7.13
Select Financial Ratios:
Performance Ratios:
Return (loss) on average assets (3) .............            0.38%          (0.10)%           0.24%          0.51%          0.36%
Return (loss) on average common equity ..........            9.08           (3.79)            4.94           9.34           4.30
Return (loss) on average total equity ...........            8.09           (1.85)            4.53           8.06           1.30
Interest rate spread ............................            1.74            1.12             1.11           2.07           2.10
Net interest margin .............................            1.91            1.27             1.32           2.31           2.51
Dividend payout ratio (4) .......................            5.01              NM            12.19          38.03          82.95
Ratio of earnings to combined fixed charges
and preferred stock dividends (5):
Excluding interest on deposits ..................            1.25            0.92             1.14           1.26           1.05
Including interest on deposits ..................            1.11            0.96             1.06           1.10           1.02
Total loans, net, and mortgage-backed
   securities to total deposits .................          141.81          142.40           151.32         148.98         141.58
Non-interest expense to average assets ..........            1.27            1.28             1.03           1.55           1.97
Efficiency ratio(6) .............................           61.07           94.70            64.86          57.56          76.45
Asset Quality Ratios:
Ratio of non-performing loans to total loans ....            0.58%           0.70%            0.64%          0.72%          0.99%
Ratio of non-performing assets to total loans,
   real estate owned and tax certificates .......            0.68            0.85             0.73           0.79           1.14
Ratio of non-performing assets to total assets ..            0.55            0.69             0.61           0.67           0.95
Ratio of net charge-offs to average total loans .            0.11            0.06             0.02           0.04          (0.12)
Ratio of loan loss allowance to total loans .....            0.35            0.36             0.20           0.21           0.34
Ratio of loan loss allowance to non-performing
   loans ........................................           61.20           52.45            31.51          28.96          33.74
Capital Ratio:
Ratio of average common equity to average
   total assets .................................            4.49%           4.08%            4.18%          3.40%          4.78%
Ratio of average total equity to average
   total assets .................................            4.72            5.16             5.19           6.36           8.44
Core capital-to-assets ratio(7) .................            7.49            7.86             8.72           8.07           7.01
Risk-based capital-to-assets ratio(7) ...........           14.84           15.54            17.54          11.27          14.19

-------------------

(1) In 1996 BankUnited recorded a one-time SAIF special assessment of $2.6 million ($1.6 million after tax).
(2)  Does not include mortgage loans held for sale.
(3) Return on average assets is calculated before payment of Preferred Stock dividends.
(4) The ratio of total dividends declared during the period (including dividends on the Bank's and BankUnited's Preferred Stock and BankUnited's Class A and Class B Common Stock) to total earnings for the period before dividends.
(5) The ratio of earnings to combined fixed charges and Preferred Stock dividends excluding interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on borrowings plus 33% of rental expense plus Preferred Stock dividends on a pretax basis. The ratio of earnings to combined fixed charges and Preferred Stock dividends including interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on deposits plus interest on borrowings plus 33% of rental expenses plus Preferred Stock dividends on a pretax basis.
(6) Efficiency ratio is calculated by dividing non-interest expenses less non-interest income by net interest income.
(7)  Regulatory capital ratio of the bank.
NM = Not meaningful

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

     The following discussion and analysis and the related financial data present a review of the consolidated operating results and financial condition of BankUnited for the fiscal years ended September 30, 2000, 1999 and 1998. This discussion and analysis is presented to assist the reader in understanding and evaluating the financial condition, results of operations and future prospects of BankUnited, and is intended to supplement, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto.

     BankUnited is a Florida-incorporated savings and loan holding company for the Bank. The Bank was founded in 1984 as a savings and loan association. In 1993, the Bank was converted to a federally chartered savings bank and became a wholly-owned subsidiary of BankUnited, pursuant to a plan of re-organization approved by its shareholders. BankUnited's principal business currently consists of the operation of its wholly-owned subsidiary, the Bank. In addition to managing the business activities of the Bank, BankUnited invests primarily in U.S. Government and federal agency securities, mortgage-backed securities and other permitted investments. The Bank's primary business has traditionally been to attract retail deposits from the general public and to invest those deposits, together with borrowings, principal repayments and other funds, primarily in one-to-four family residential mortgage loans, and to a lesser extent, mortgage-backed securities, commercial real estate mortgage loans, multi-family mortgage loans, commercial business loans and consumer loans. The Bank has also invested in other permitted investments. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities. References to BankUnited include the activities of all of its subsidiaries, including the Bank and its subsidiaries, if the context so requires.

     BankUnited's results of operations are dependent primarily on its net interest income, which is the difference between the interest earned on its assets, primarily its loan and securities portfolios, and its cost of funds, which consists of the interest paid on its deposits and borrowings. BankUnited's results of operations are also affected by its provision for loan losses as well as non-interest income, non-interest expenses and income tax expense. Non-interest expenses consist of employee compensation and benefits, occupancy and equipment, insurance, professional fees, telecommunications and data processing, loan servicing expense, and other operating expenses. Results of operations are also dependent on the dollar volume and asset quality of BankUnited's loans and investments.

     In addition to the foregoing, results of BankUnited's operations, like those of other financial institution holding companies, are affected by BankUnited's asset and liability management policies, as well as factors beyond BankUnited's control, such as general economic conditions and the monetary and fiscal policies of the federal government. Lending activities are affected by the demand for mortgage financing and other types of loans, which is in turn affected by the interest rates at which such financings may be offered and other factors affecting the supply of housing and the availability of funds. Deposit flows and costs of funds are influenced by yields available on competing investments and by general market rates of interest.

Fiscal 2000 Highlights

     During fiscal 2000 BankUnited increased its asset size to $4.6 billion and reported record net income of $15 million, resulting in basic earnings of $0.82 and diluted of $0.81 per share. These results reflect the significant improvement in BankUnited's net interest margin which rose to 1.91% for the period ended September 30, 2000 from 1.27% for the period ended September 30, 1999.

     During Fiscal 2000, BankUnited opened four new branches. A fifth branch was opened shortly after year end, bringing the total branches to thirty-three. BankUnited launched its web site, www.buexpress.com to widen its reach into the community at reduced cost and offer the alternative delivery channel of Internet banking services to its customers. BankUnited also launched an aggressive branding campaign which consisted of radio, print and an award-winning thirty-second television commercial.


New Management and Change in Business Focus

          General

     In December of 1998, after a period of rapid asset growth, the Board of Directors decided to change BankUnited's business focus from acquiring mortgage loans on the secondary market and to move towards an asset generating strategy. This decision included identifying and hiring a new President and Chief Operating Officer with extensive experience in commercial lending, credit, and retail banking within BankUnited's market area. The new President identified and hired a new management team with similar experience to facilitate this change in business focus, and embarked on a thorough review of all aspects of the business model as well as the qualifications and effectiveness of personnel. As a consequence of this review, BankUnited decided to cease purchasing under-performing products, specifically, One-Year CMT mortgage loans and tax certificates. BankUnited also decided to no longer offer indirect consumer automobile loans. Additionally, BankUnited notified certain employees that they were to be terminated. See "Second Quarter 1999 Charges" for a further description.

     During the last two quarters of fiscal 1999 and throughout fiscal 2000, BankUnited significantly increased loan production, developed enhanced deposit products and recorded strong earnings. Fiscal 2000 showed positive results from the change in focus as assets have increased by $473.6 million or 11.6%. Loans in sectors not previously emphasized by BankUnited have increased by over $105 million including commercial real estate, which increased by $14.5 million, construction loans, which increased by $23.3 million, and commercial and consumer, which increased by $67.5 million. In addition, the composition of the residential loan portfolio has shifted as a result of increased loan originations and a decrease in purchased loans. For the year ended September 30, 2000, BankUnited posted net income of $15.8 million before preferred stock dividends, versus a net loss of $3.6 million in fiscal 1999 before preferred stock dividends.

          Second Quarter 1999 Charges

     Due to a sharp decline in interest rates in late fiscal 1998 and early fiscal 1999, which precipitated an industry-wide surge in mortgage refinancings, purchased One-Year CMT loans experienced abnormally high pre-payment rates causing the market value of these loans to decline significantly. Management decided to cease purchasing this product, reclassified $273.0 million of these loans to held for sale and recorded a lower of cost or market adjustment of $13.0 million in accordance with Generally Accepted Accounting Principles
(GAAP). Each quarter, management analyzes these loans to see if an adjustment is necessary to mark the carrying value to the lower of cost or market. Since March 31, 1999, BankUnited has not purchased additional One-Year CMT loans.

     For similar reasons, after reviewing a mortgage-backed security whose underlying collateral is also purchased loans indexed to the One-Year CMT, management determined that, due to the abnormally high rate of pre-payments and a sharply reduced estimated life, an accelerated amortization of premiums was required. This other than temporary impairment resulted in a charge in the second quarter of $1.8 million recorded in accordance with SFAS 115.

     In addition, a loan loss provision of $6.3 million was recorded, $2.8 million of which was attributable to an increase in the volume of loans in the non-performing category. Refinements were made in the techniques used by management to estimate loan losses in the non-performing residential portfolio, which resulted in $0.9 million of additional reserve. The remaining balance of $2.6 million is derived from further deterioration of non-performing loans and management's evaluation of the remaining portfolio. See discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset Quality."

     In connection with the evaluation performed by management to assess the performance of products in the second quarter of fiscal 1999, a thorough review of all tax certificates was performed. This evaluation involved looking at the nature of the portfolio and assessing the quality of the certificates, and resulted in an additional provision of $1.1 million and a decision by management to stop purchasing tax certificates. The factors influencing management's decision and the additional provision included:

     o Third party independent appraisals, including site visits and photographs of the underlying properties;

     o    Past payment performance;

     o    The economic environment, including interest rates;

     o The composition of the portfolio changing from fewer large balance certificates with valuable underlying property to several small balance certificates with less desirable underlying properties;

     o Legislation which became effective in January 1999 restricting owners of tax certificates from sending letters to delinquent taxpayers and thereby impairing efforts to collect; and

     o Reduced collection efforts because of the termination of employees who had worked in this product area and lack of management attention to a discontinued product area.

     In the second quarter of fiscal 1999, management also identified obsolete equipment that was not compliant with Year 2000 requirements and, in connection with taking the equipment out of service, charged off $0.6 million in hardware, $0.2 million in software and $0.1 million in telephones and other equipment that had to be replaced. The Year 2000 charge also included $0.1 million of third party consulting fees.

     Other expenses charged in the second quarter of fiscal 1999 include $260,000 in non-collectible escrow balances, $200,000 in accrued bonus, $138,000 in reversal of accrued receivable on late charges, $113,000 in ATM losses, and $286,000 of other items, each of which do not exceed $75,000.

     The severance expense associated with employees notified of their termination was $0.3 million.


Acquisitions

     On June 19, 1998, BankUnited acquired Central Bank ("Central"), for 1,386,000 shares of BankUnited's Class A Common Stock, and merged Central, which had assets of $93.9 million and deposits of $65.9 million as of June 19, 1998, into the Bank.

     On January 23, 1998, BankUnited acquired Consumers Bancorp, Inc. ("Consumers"), for approximately $12.0 million in a combination of cash and stock, and merged its wholly-owned subsidiary, Consumers Savings Bank, which had assets of $104.4 million and deposits of $88.3 million as of January 23, 1998, into the Bank.

     See Notes to Consolidated Financial Statements for additional information regarding these acquisitions.

Liquidity and Capital Resources

     BankUnited's primary source of funds is cash provided by investing activities and includes principal and interest payments on loans, mortgage-backed securities and other securities. For fiscal years ended September 30, 2000 and 1999, principal repayments on loans and mortgage-backed securities and proceeds from maturities of other securities totaled $657.9 million and $1.4 billion, respectively. During fiscal 1998 BankUnited began experiencing significant acceleration of prepayments on certain mortgage loans and mortgage backed securities due to the decrease in long-term interest rates that continued through the second quarter of fiscal 1999 . During the quarter ended June 30, 1999, long-term interest rates rose slightly causing the volume of mortgage loan refinancing to decrease, slowing the prepayment rate of BankUnited's loan portfolio.

     BankUnited's other sources of funds are provided by financing activities and includes borrowings and deposits. Net cash provided by financing activities during the fiscal year ended September 30, 2000 increased to $462 million from $344.9 million, for the fiscal year ended September 30, 1999. This increase was mainly attributable to increases in deposits of $330 million, and increased FHLB advances of $155 million. These increases were offset by a $22 million decrease in other borrowings. The increase in deposits is attributable to the expansion of BankUnited's branch network which increased by four new branch locations during fiscal 2000.

     BankUnited's primary uses of funds in its operating and investing activities has been the origination of loans and the purchase of mortgage-backed securities and other securities. During the fiscal year ended September 30, 2000, BankUnited's originations of loans totaled $924.2 million, purchases of loans totaled $5.5 million and purchases of mortgage-backed securities and other securities totaled $110.1 million. For the same period in 1999, BankUnited's originations of loans totaled $723.1 million, purchases of loans totaled $803.3 million and purchases of mortgage-backed securities and other securities totaled $239.4 million. As previously noted, during the fiscal year ended September 30, 1999 BankUnited decided to reduce its purchases of residential loans in the secondary market and turned its emphasis to originating its own loans.

     In the normal course of business, BankUnited routinely enters into various commitments, primarily relating to the origination and purchase of loans, the purchase of securities and standby letters of credit. Total commitments outstanding at September 30, 2000 to originate loans were $84.3 million. In addition, BankUnited had $15.5 million in standby letters of credit outstanding at September 30, 2000 compared to commitments of $56.9 million and standby letters of credit outstanding of $6.3 million at September 30, 1999. BankUnited anticipates that it will have sufficient funds available to meet its current commitments in the normal course of business.

     BankUnited's total stockholders' equity was $202.6 million at September 30, 2000, an increase of $12.5 million, or 6.6%, from $190.1 million at September 30, 1999. The increase is due primarily to current year income after preferred stock dividends of $15 million offset by an increase in accumulated other comprehensive loss and purchases of treasury stock.


     In December 1998, the Executive Committee was authorized by the Board of Directors to purchase up to 1,000,000 shares of BankUnited's Class A Common Stock, in such circumstances, as the Committee deems advantageous, with the intent to increase shareholder value. Various criteria are considered by the Executive Committee, such as the market price in relation to book value, market liquidity and whether the purchase would be the best use of BankUnited's resources.


     In May 1999, BankUnited's Board of Directors authorized the purchase of shares of its 9% Noncumulative Perpetual Preferred Stock (the "9% Preferred Stock") on the open market as deemed appropriate and, if the market is appropriate, the retirement of the 9% Preferred Stock. During fiscal 2000, BankUnited purchased a total of 1,000 shares of its 9% Preferred Stock on the open market at a cost of $7,250

     The Bank is required under applicable federal regulations to maintain specified levels of liquid investments in cash, United States government securities and other qualifying investments. Regulations currently in effect require the Bank to maintain liquid assets of not less than 4.0% of its net demand accounts plus short-term borrowings. In compliance with this requirement the Bank has liquid assets of 8.77% as of September 30, 2000 and 6.96% as of September 30, 1999.

     Federal savings banks such as the Bank are also required to maintain capital at levels specified by applicable minimum capital ratios. At September 30, 2000, the Bank was in compliance with all capital requirements and met the definition of a "well capitalized" institution under applicable federal regulations.

Asset Quality

     At September 30, 2000, non-performing assets totaled $25.3 million as compared to $28.3 million and $22.6 million at September 30, 1999 and 1998, respectively. Expressed as a percentage of total assets, non-performing assets decreased to 0.55% as of September 30, 2000 as compared to 0.69% as of September 30, 1999 and 0.61% as of September 30, 1998. The decrease in non-performing assets in fiscal 2000 primarily resulted from decreases in non-accrual loans and real estate owned of $1.7 million and $1.3 million, respectively. Non-accrual loans decreased primarily due to a $0.9 million decrease in one-to-four family residential loan delinquencies and a $3.0 million decrease in commercial mortgage loan delinquencies. The decrease in real estate owned was due to a decrease in one-to-four family real estate owned.

     The following table sets forth information concerning BankUnited's non-performing assets for the periods indicated:


                                                                               September 30,
                                                           -------------------------------------------------------
                                                             2000        1999       1998         1997       1996
                                                           -------     -------     -------     -------     -------
                                                                            (dollars in thousands)
Non-accrual loans (1) .................................    $19,751     $21,428     $15,999     $10,866     $ 4,939
Restructured loans (2) ................................      1,283         962       1,137       1,888       1,457
Loans past due 90 days and still accruing .............        261         693       2,313          --          --
                                                           -------     -------     -------     -------     -------
Total non-performing loans (3) ........................     21,295      23,083      19,449      12,754       6,396
non-accrual tax certificates ..........................      1,671       1,703       1,225         958         800
Real estate owned .....................................      2,286       3,548       1,974         611         632
                                                           -------     -------     -------     -------     -------
Total non-performing assets ...........................    $25,252     $28,334     $22,648     $14,323     $ 7,828
                                                           =======     =======     =======     =======     =======


Allowance for losses on tax certificates ..............    $   986     $ 1,168     $   469     $   697     $   614
Allowance for loan losses .............................     13,032      12,107       6,128       3,693       2,158
                                                           -------     -------     -------     -------     -------
Total allowance .......................................    $14,018     $13,275     $ 6,597     $ 4,390     $ 2,772
                                                           =======     =======     =======     =======     =======
Non-performing assets as a percentage of
    total assets ......................................       0.55%       0.69%       0.61%       0.67%       0.95%
Non-performing loans as a percentage of
    total loans (4) ...................................       0.58%       0.70%       0.64%       0.72%       0.99%
Allowance for loan losses as a percentage of
    total loans (4) ...................................       0.35%       0.36%       0.20%       0.21%       0.34%
Allowance for loan losses as a percentage of
    non-performing loans ..............................      61.20%      52.45%      31.51%      28.96%      33.74%
Net charge-offs as a percentage of average
   total loans ........................................       0.11%       0.06%       0.02%       0.04%      (0.12)%

----------------

(1) Gross interest income that would have been recorded on non-accrual loans had they been current in accordance with original terms was $1.1 million, $1.3 million, $1.0 million, $0.6 million, and $0.2 million for the years ended September 30, 2000, 1999, 1998, 1997 and 1996, respectively. The amount of interest income on such non-accrual loans included in net income for the years ended September 30, 2000, 1999, 1998, 1997 and 1996 was $0.7 million, $0.5 million, $0.4 million, $0.4 million, and $0.1 million, respectively.
(2)  All restructured loans were accruing.
(3) In addition, management had concerns as to the borrower's ability to comply with present repayment terms on $2.1 million and $6.5 million of accruing loans as of September 30, 2000 and 1999, respectively. Management estimates that on these loans the loss, if any, will not be significant.
(4)  Based on balances prior to deductions for allowance for loan losses.


General Discussion

     BankUnited's allowance for loan losses is established and maintained at levels management deems adequate to cover estimated losses on loans based upon a periodic evaluation based on current information of the risks inherent in its loan portfolio. When evaluating loan loss allowances, management reviews performing and non-performing loans separately. There are several elements that management evaluates to estimate the loan loss allowance for BankUnited's loan portfolio. BankUnited applies procedural discipline in determining the amounts of each element of the allowance for loan losses. The elements evaluated, and how they are applied to each portion of the portfolio, are as follows:

          o Estimated unidentified losses on various pools of non-performing loans and groups of non-performing loans. This element is evaluated for each of the portfolios of one-to-four family residential loans, multi-family residential loans and consumer loans due to their homogeneous nature and the fact that no single loan is individually significant in terms of its size and potential risk of loss. Therefore, management evaluates these loans as separate groups of loans. Economic factors, historical loan losses, current trends in delinquencies and charge-offs, peer group analysis, and other relevant factors are considered in order to determine the adequacy of the allowance for loan losses.

          o Losses based upon specific evaluations of known losses on individual loans. Non-performing commercial mortgage, construction, business, and land loans are reviewed individually to determine the appropriate allowance for loan loss based upon the same factors as those described above as well as plans for problem loan administration and resolution. Where possible, the estimated value of the property underlying commercial mortgage loans is arrived at through an appraisal. In instances where BankUnited has not taken possession of the property or does not otherwise have access to the premises and therefore cannot obtain an appraisal, a real estate broker's opinion as to the value of the property is obtained. Construction loans, business loans, and land loans are evaluated individually based on a thorough examination of the current financial information of the borrower and an estimate of the value of the collateral, if any. If the carrying value of any of these loans is greater than the estimated net realizable value of the property or of the collateral securing these loans, a reserve is established for the difference. Management evaluates different factors in establishing the necessary allowance amount including appraisals, site reviews and financial information and statements.

          o General valuation allowances are also established on residential, commercial, construction, land and consumer loans for the performing portfolio and represent loss allowances that have been established to recognize the unspecified losses inherent in the loan portfolio. In determining the adequacy of the unallocated reserves, management considers changes in the size and composition of the loan portfolio, the type of collateral, historical loan loss experience, current and anticipated economic conditions, industry and geographic concentrations, BankUnited's credit administration and asset management philosophies and procedures and the sizes of similar reserves at comparable financial institutions.

          o BankUnited's entire loan portfolio is also evaluated in light of facts and circumstances such as economic trends and other conditions in specific geographical areas.

     Second Quarter 1999 Evaluation

          In connection with the change in business focus (see "New Management and Change in Business Focus"), management performed a rigorous review of the loan portfolio in the second quarter of fiscal 1999, using its extensive workout experience, peer group data, industry data, economic information and regulatory guidance. As part of this review, management refined the techniques used to evaluate non-performing residential mortgage loans. This review differed from prior reviews in that BankUnited's new management reviewed every single performing loan, in the commercial and commercial mortgage loan portfolio. In prior quarters performing loans had been reviewed on a cycle basis.

          During the second fiscal quarter of 1999, the economy continued to experience the effects of a prolonged flat interest rate yield curve, which has led in the past to times of economic uncertainty. Additionally, these uncertainties, in combination with the south Florida economy's dependence on international trade and tourism, created a slowdown in various commercial sectors and a growing possibility of overbuilding in the commercial real estate sector, causing local institutions to tighten their lending standards. These factors influenced management's decision in the evaluation of the adequacy of the reserve for loan losses.

          In addition, BankUnited observed that reserves on performing loans, as a percentage of the outstanding loan balances, were significantly below comparable percentages for the industry as a whole and, as noted by BankUnited's regulators, also well below peer institutions.

          As a result of this review, BankUnited recorded a provision for loan loss allowance of $6.3 million, $2.8 million of which was attributed to an increase in the volume of loans in the non-performing category and $0.9 million of which resulted from a refinement in the technique used by management to estimate loan losses in the non-performing residential portfolio. The remaining balance of $2.6 million is derived from further deterioration of non-performing loans and management's evaluation of the remaining portfolio.

The improvements made in the second quarter of 1999, and the impact of those improvements on the allowance for loan loss in each category of the loan portfolio is as follows:

         o BankUnited considered factors noted above as well as historical loan losses, and using new management's extensive lending experience in the geographical market in which the Company operates, decided to increase the allowance percentage applied to the performing residential loan balances from 0.07% to 0.09%. Applying the same considerations, BankUnited also increased the allowance percentage used for the performing commercial and commercial mortgage loan portfolio from 0.50% to 1.00%. The provisions in the second quarter of 1999 resulting from these percentage increases were $0.4 million and $0.5 million, respectively.

         o Prior to the second quarter of 1999, management reviewed the non-performing residential one- to- four family mortgage portfolio by evaluating each loan individually. An allowance for loan loss would be established for a loan to the extent that the carrying value exceeded 90% of the appraised value less selling cost. During the second quarter of fiscal 1999, management concluded that, due to the increase in volume of residential non-performing loans, the homogeneous nature of these loans, and the lack of significance of any single loan in terms of size and potential risk, it would be more appropriate to determine the allowance on the non-performing portfolio as a whole, rather than on individual loans. Cumulative historical losses by geographic distribution were computed as a percentage of the delinquent principal amount for each geographical region. This percentage was then applied to current delinquent loans, by geographic distribution, to estimate the required reserves. As such, in the second quarter of fiscal 1999, the provision for loan loss was $1.7 million, $0.8 million of which was attributable to an increase in the volume of loans in the non-performing category and $0.9 million of which was due to this refinement in the evaluation process.

         o Management reviewed the indirect consumer automobile loans and, based on their estimate of probable loan losses, and its decision to stop offering this type of product, determined to increase the provision for this portfolio by $0.3 million.

         o In the second quarter of fiscal 1999, management examined each of the individual non-performing commercial mortgage, construction, business, land and direct consumer loans taking into consideration current global economic conditions, and their effect on the South Florida economy, industry and geographic concentrations, and the experience of the new management team. As a result of this examination, BankUnited recorded a provision of $3.4 million for these non-performing loans. Of the $3.4 million, $2.0 million was attributable to an increase in the volume of loans in the non-performing category. The provision by category is as follows:

                                                     Deterioration       Evaluation of
                                                      of Specific        Other Factors
                                 Volume Related    Non-Accrual Loans     Described Above       Total
                                 --------------    -----------------     ---------------       -----
                                                          (dollars in millions)
                                                          ---------------------
         Commercial mortgage          $0.9               $0.5                 $0.3             $1.7
         Business                      0.5                0.2                  0.2              0.9
         Land                          0.5                0.0                  0.0              0.5
         Consumer direct               0.1                0.0                  0.2              0.3
                                      ----               ----                 ----             ----
                                      $2.0               $0.7                 $0.7             $3.4
                                      ====               ====                 ====             ====


     The total provision for fiscal years ended September 30, 2000 and 1999 was $4.6 million and $7.9 million, respectively.

     The identification of impaired loans is conducted in conjunction with the review of the adequacy of the allowance for loan losses. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral in accordance with SFAS No. 114.

     Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Adjustments to impairment losses resulting from changes in the fair value of an impaired loan's collateral are included in the provision for loan losses. Upon disposition of an impaired loan, any related valuation allowance is removed from the allowance for loan losses. The allowance for loan losses is adjusted by additions charged to operations as a provision for loan losses and by loan recoveries, with actual losses charged as reductions to the allowance.

     The following table sets forth information regarding BankUnited's allowance for loan losses for the periods indicated:

                                                                                  For the Years Ended September 30,
                                                                    --------     --------     --------     --------     --------
                                                                      2000         1999         1998         1997         1996
                                                                    --------     --------     --------     --------     --------
                                                                                           (in thousands)
Allowance for loan losses, balance (at beginning
 of period) ....................................................    $ 12,107     $  6,128     $  3,693     $  2,158     $  1,469
Provisions (credit) for loan losses ............................       4,645        7,939        1,700        1,295         (120)
Allowance from acquisitions ....................................          --           --        1,262          775          183

Loans charged off:
  One-to-four family residential loans .........................        (997)        (702)        (508)        (604)        (493)
  Commercial real estate .......................................          --         (733)          --           --           --
  Construction .................................................          --         (197)          --           --           --
  Commercial business ..........................................      (2,595)         (21)         (30)          --           --
  Consumer .....................................................        (267)        (395)         (61)          --           --
                                                                    --------     --------     --------     --------     --------
    Total ......................................................      (3,859)      (2,048)        (599)        (604)        (493)
                                                                    --------     --------     --------     --------     --------
Recoveries:
  One-to-four family residential loans .........................          74           49           33           48        1,119
  Commercial real estate .......................................           8            1           --           --           --
  Commercial business ..........................................          53           --           30           21           --
  Consumer .....................................................           4           38            9           --           --
                                                                    --------     --------     --------     --------     --------
    Total ......................................................         139           88           72           69        1,119
                                                                    --------     --------     --------     --------     --------
Allowance for loan losses, balance (at end of period) ..........    $ 13,032     $ 12,107     $  6,128     $  3,693     $  2,158
                                                                    ========     ========     ========     ========     ========

     Historically, recoveries of charged off loans have been minimal since charged off loans have been primarily one-to-four family residential loans and typically the only substantial asset available to BankUnited is the real estate securing the loan, which is acquired through foreclosure and sold. However, in its fiscal year ended September 30, 1996, BankUnited received a recovery of approximately $1.0 million as settlement of litigation BankUnited initiated against a seller of residential mortgage loans. BankUnited is not aware of any significant liability related to REO or loans that may be foreclosed.

     The following table sets forth the allocation of general allowance for loan losses by loan category for the periods indicated.

                                                                                  As of September 30,
                                                              ------------------------------------------------------------
                                                                     2000                1999                  1998
                                                              ------------------   ------------------   ------------------
                                                                    % of Loans in        % of Loans in        % of Loans in
                                                                    Each Category        Each Category        Each Category
                                                                       to Total             to Total             to Total
                                                                     Loans Before         Loans Before         Loans Before
                                                              Amount   Net Items   Amount   Net Items   Amount   Net Items
                                                              ------------------   ------------------   ------------------
                                                                                 (dollars in thousands)
Balance at end of period
applicable to:
One-to-four family residential
  mortgages ..............................................    $ 4,045       87.8%  $ 4,200       91.1%  $ 1,917       92.4%
Multi-family residential .................................        927        1.9       442        0.9        98        0.8
Commercial real estate ...................................      2,163        4.2     2,873        4.3     2,081        4.8
Construction .............................................        465        1.1       154        0.5       225        0.3
Land .....................................................      1,166        0.9     1,171        0.7       265        0.2
Commercial business ......................................      2,435        2.3     1,798        1.5       307        0.5
Consumer .................................................      1,206        1.8       848        1.0       356        1.0
Unallocated ..............................................        625        N/A       621        N/A       879        N/A
                                                              ------------------   ------------------   ------------------
Total allowances for loan
  losses .................................................    $13,032      100.0%  $12,107      100.0%  $ 6,128      100.0%
                                                              ==================   ==================   ==================
                                                                        As of September 30,
                                                              --------------------------------------
                                                                     1997                1996
                                                              ------------------  ------------------
                                                                    % of Loans in      % of Loans in
                                                                    Each Category      Each Category
                                                                       to Total           to Total
                                                                     Loans Before       Loans Before
                                                              Amount   Net Items  Amount  Net Items
                                                              ------------------  ------------------
                                                                      (dollars in thousands)
Balance at end of period
applicable to:
One-to-four family residential
  mortgages ..............................................    $1,873       89.2%  $1,380       88.7%
Multi-family residential .................................        61        1.8      123        2.0
Commercial real estate ...................................     1,486        7.4      493        7.6
Construction .............................................        62        0.4       --        0.0
Land .....................................................        48        0.5       27        0.4
Commercial business ......................................       108        0.6       68        0.9
Consumer .................................................        22        0.1       29        0.4
Unallocated ..............................................        33        N/A       38        N/A
                                                              ------------------  ------------------
Total allowances for loan
  losses .................................................    $3,693      100.0%  $2,158      100.0%
                                                              ==================  ==================

     Management believes that the allowance for loan losses of $13.0 million as of September 30, 2000 is adequate given the strength of BankUnited's collateral position and the attention given to loan review and classifications. There can be no assurance that additional provisions for loan losses will not be required in future periods.

Year 2000

     Computer programs which recognize a date using two digits (rather than four) to define the applicable year may consider a date using "00" as the year 1900 rather than the year 2000, or fail to recognize the year 2000 as a leap year. This is generally referred to as the "Year 2000 Issue," which may affect the performance of computer programs, hardware, software and other products with embedded computer technology that is date sensitive. In preparation for the Year 2000, BankUnited extensively reviewed, modified and tested its systems prior to the Year 2000, and has been substantially Year 2000 compliant since June 30, 1999.

     On and after January 1, 2000 and February 29, 2000 BankUnited conducted extensive tests of its information systems to verify that the systems correctly recognized the Year 2000 and treated it as a leap year. Additionally, BankUnited associates have closely monitored computer output for accuracy subsequent to January 1, 2000 and February 29, 2000. These tests and reviews have not resulted in any incidents that would materially impact the operation or financial condition of BankUnited, and BankUnited has not, as of this date, experienced any significant disruption due to a Year 2000 failure.

     BankUnited incurred approximately $1.9 million in costs associated with becoming Year 2000 compliant, excluding internal costs. The costs consisted of approximately $0.7 million for the replacement of hardware and software, $0.9 million for the write-off of non-compliant hardware and software and $0.3 million for other incremental costs. BankUnited does not separately track the internal costs incurred for the Year 2000 project and such costs are principally the related payroll costs for its information systems department.

Discussion of Financial Condition Changes for the Years Ended September 30, 2000 and 1999

     Total assets increased 12.2% from $4.1 billion at September 30, 1999 to $4.6 billion at September 30, 2000. The increase is mostly due to the increase in loans.

     Loans. BankUnited's loans receivable, net (including loans held for sale) increased $367.9 million from September 30, 1999 to September 30, 2000. Of BankUnited's total net loans receivable of $3.7 billion at September 30, 2000, $1.9 billion or 51.4% were adjustable-rate mortgages ("ARMs") and $1.8 billion or 48.6% were fixed rate mortgages. Mortgage loan purchases of $5.5 million and loan originations of $924 million were offset by repayments of $554.6 million (net of accretion of discount and amortization of premium) and loan sales of $10.2 million.

     Mortgage loans held for sale decreased $91 million to $312.6 million as of September 30, 2000 as compared to $403.6 million at September 30, 1999 principally due to residential loan repayments of $95.1 million and sales of $10.2 million. This decrease was partially offset by originations of loans held for sale of $9.3 million.

     During the fiscal years ended September 30, 2000, 1999, and 1998, residential loans totaling $10.2 million, $23.6 million, and $173.5 million, respectively, were sold for a gain of $71,000, a loss of $5,000, and a gain of $4.0 million, respectively.

     Federal Home Loan Bank (FHLB) Overnight Deposits. FHLB overnight deposits increased $197.2 million to $247.6 million at September 30, 2000 from $50.4 million at September 30, 1999. This change is due to adjustments to BankUnited's liquidity position in response to the growth in the balance sheet and projected cash requirements.

     Securities Purchased Under Agreements To Resell. BankUnited had $63 million in securities purchased under agreements to resell at September 30, 2000 . BankUnited invest the unapplied proceeds of borrowings to maximize earnings while maintaining liquidity until such time as loans and/or securities of a price and quality in line with BankUnited's investment strategy become available.

     Tax Certificates. BankUnited's investment in tax certificates decreased $9.1 million, or 61.5%, to $5.7 million at September 30, 2000 from $14.8 million at September 30, 1999. The decrease is a result of certificate redemptions and repayments and the decision to discontinue investing in this line of business.

     Investments. Investments held to maturity remained consistent at $5.1 million as of September 30, 2000 and 1999. Investments available for sale decreased $2.6 million, or 13%, to $17.4 million as of September 30, 2000 as compared to $20.0 million as of September 30, 1999. The decrease in fiscal 2000 was primarily due to the maturity and redemption of investment securities.

     Mortgage-Backed Securities. Mortgage-backed securities held to maturity increased $19.8 million, or 9.8%, to $222.6 million at September 30, 2000 from $202.8 million at September 30, 1999. The increase was due to purchases of GNMA, FNMA, and FHLMC mortgage backed securities.

     BankUnited's available for sale mortgage-backed securities portfolio decreased $24.6 million, or 17%, to $119.8 million as of September 30, 2000 from $144.4 million as of September 30, 1999. This decrease was due to repayments and amortization of $23.1 million, and a reduction of $1.5 million in the market value of the underlying securities.

     Other Interest Earning Assets. Other interest earning assets increased $7.8 million, or 14.2%, to $62.7 million at September 30, 2000 from $54.9 million at September 30, 1999. This category primarily represents stock in the FHLB which BankUnited is required to purchase in proportion to FHLB advances.

     Deposits. Deposits increased by $329.7 million, or 14.5%, from $2.3 billion at September 30, 1999 to $2.6 billion at September 30, 2000, due to an increase in certificates of deposit accounts of $374 million and non-interest bearing checking accounts of $22.2 million. The increases were offset by decreases in passbook savings of $54.6 million, insured money market accounts of $2.3 million and NOW accounts of $9.6 million.

     Securities Sold Under Agreements To Repurchase. Securities sold under agreements to repurchase decreased by $22.5 million, or 71% to $9.2 million at September 30, 2000 from $31.7 million at September 30, 1999 mainly due to maturity of outstanding repurchase agreements which were not renewed.

     FHLB Advances. FHLB advances increased approximately $200 million, or 18.2% to $1.3 billion at September 30, 2000 from $1.1 billion at September 30, 1999 mainly due to increased funding needs at the Bank.

     Senior Notes. Senior Notes remained at $200 million. These Senior Notes were issued and sold during the second quarter of fiscal 1999. See Notes to the Consolidated Financial Statements.

     Trust Preferred Securities. Trust Preferred securities decreased by $6.1 million or 2.8% from $218.5 million at September 30, 1999 to $212.4 million at September 30, 2000. In November 1999, the Board of Directors of BankUnited authorized the purchase from time to time in the open market, or otherwise, of up to 300,000 shares of trust preferred securities issued by BankUnited's trust subsidiaries. At September 30, 2000, BankUnited had purchased a total of 158,499 shares of trust preferred securities issued by its trust subsidiaries on the open market at a cost of $4.4 million. A gain of $1.5 million, before taxes, was recorded upon acquisition of these securities.

     Stockholders' Equity. BankUnited's total stockholders' equity was $202.6 million at September 30, 2000, an increase of $12.5 million, or 6.6%, from $190.1 million at September 30, 1999. The increase is due primarily to current year income after preferred stock dividends of $15 million and increase in additional paid in capital of $357,000 offset by an increase in accumulated other comprehensive loss of $1.8 million and $1.1 million in treasury stock.

     In May 1999, the Board of Directors of BankUnited authorized the purchase of shares of the 9% Preferred Stock on the open market, as deemed appropriate, and, if the market is appropriate, the retirement of the 9% Preferred Stock. During fiscal 2000, BankUnited purchased a total of 1,000 shares of its 9% Preferred Stock on the open market at a cost of $7,250.


     In December 1998, the Board of Directors of BankUnited authorized the purchase from time to time in the open market, or otherwise, of up to 1,000,000 shares of BankUnited's Class A Common Stock at such prices as the Executive Committee shall deem advantageous. This is in addition to the authority granted to purchase shares for compensation and benefit programs. Through September 30, 2000, BankUnited purchased a total of 333,000 shares of its Class A Common Stock on the open market at a cost of $2.8 million. As of the date of filing of this Annual Report on Form 10-K/A, no additional purchases have been made.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2000 and 1999


     Net Income after Preferred Stock Dividends. Net income after preferred stock dividends increased to $15 million for the year ended September 30, 2000, compared to a loss of $4.4 million for the year ended September 30, 1999. The loss in fiscal 1999 was attributed to the charges related to the change in business focus. See "New Management and Change in Business Focus" above. The increase in net income after preferred stock dividends for the year ended September 30, 2000 consisted of an increase in interest and fees on loans of $61 million, a reduction in provision for loan losses of $3.3 million, offset by an increase in interest expense of $31.6 million and an increase in tax expense of $12.2 million.


     Net Interest Income. Net interest income before provision for loan losses increased $30.1 million, or 65.4%, to $76.2 million for the year ended September 30, 2000 from $46.0 million for the year ended September 30, 1999. Net interest margin increased to 1.91% for the year ended September 30, 2000, compared to 1.27% for the same prior year period. For the year ended September 30, 2000, the increase in the net interest margin was due to an increase in the yield on interest-earning assets to 7.39% from 6.44% in 1999, primarily attributable to the increased yields on total loans, partially offset by a 33 basis point increase in the cost of interest-bearing liabilities to 5.65% from 5.32% in 1999.

     Interest income increased $61.7 million, or 26.4%, to $295.3 million for the year ended September 30, 2000 from $233.6 million for the year ended September 30, 1999. Interest income for fiscal year 2000 was affected by the increase in outstanding commercial and commercial real estate loans combined with an increased annual interest rate yield of 9.19% as compared to 8.45% at September 30, 2000 and 1999, respectively, for commercial loans and 9.08% as compared to 8.72% at September 30, 2000 and 1999, respectively, for commercial real estate.

     Interest expense for the year ended September 30, 2000, increased $31.6 million, or 16.9%, to $219.1 million from $187.5 million for the year ended September 30, 1999, primarily due to increases in interest expense on interest-bearing deposits. Interest expense on interest-bearing deposits increased $19.9 million, or 18.7%, to $126.6 million for the year ended September 30, 2000, from $106.7 million for the prior year as a result of an increase in the average balance of interest-bearing deposits to $2.4 billion for the year ended September 30, 2000, from $2.2 billion for the prior year, offset by a 40 basis point increase in the average cost of interest-bearing deposits to 5.18% for the year ended September 30, 2000, from 4.78% for the prior year. Interest expense on the trust preferred securities decreased $255,000, or 1.2% to $20.9 million for the year ended September 30, 2000, from $21.2 million for the prior year, as a result of a decrease in the average balance of the trust preferred securities to $215.6 million for the year ended September 30, 2000 from $218.5 million for the prior year due to the acquisition of 158,499 shares of these securities by BankUnited during fiscal 2000 .

     Other factors influencing the level of interest expense include the issuance of the Bank's Senior Notes during the second quarter of fiscal 1999, which generated interest expense of $7.6 million for the year ended September 30, 1999 as compared to $11.4 million for the year ended September 30, 2000, at a weighted average cost of 5.71%; and a $8.1 million increase in interest expense on FHLB advances and other borrowings to $60.2 million for the year ended September 30, 2000 from $52.1 million for the prior year, resulting from an increase in the average balance of FHLB advances and other borrowings to $1.0 billion for the year ended September 30, 2000, from $942.9 million for the prior year. Overall, the average rate paid on interest-bearing liabilities increased 33 basis points to 5.65% on an average balance of $3.9 billion for the year ended September 30, 2000, from 5.32% on an average balance of $3.5 billion for the year ended September 30, 1999.

     Yields Earned and Rates Paid. The following table sets forth certain information relating to the categories of BankUnited's interest-earning assets and interest-bearing liabilities for the periods indicated, including the effect on yields of the accelerated amortization of purchase premiums on the One-Year CMT loan portfolio and a related security recorded in the first quarter of fiscal 1999 and the third and fourth quarter of fiscal 1998 due to the high level of prepayments, the $14.8 million charge in the second quarter of fiscal 1999 related to the write-off of purchase premiums on the One-Year CMT loan portfolio and the continuing accelerated amortization of purchase premiums on a related security. All yield and rate information is calculated on an annualized basis by dividing the income or expense item for the period by the average balances during the period of the appropriate balance sheet item. Net interest margin is calculated by dividing net interest income by average interest-earning assets. Non-accrual loans are included for the appropriate periods, whereas recognition of interest on such loans is discontinued and any remaining accrued interest receivable is reversed, in conformity with generally accepted accounting principles and federal regulations. The yields and net interest margins appearing in the following table have been calculated on a pre-tax basis.

                                                                                     At September 30,
                                                        ----------------------------------------------------------------------
                                                                              2000                           1999
                                                        As of   ------------------------------   -----------------------------
                                                      09/30/00
                                                       Yield/     Average               Yield/     Average              Yield/
                                                       Rate(1)    Balance    Interest    Rate      Balance     Interest  Rate
                                                        -----   ----------   ---------   -----   ----------   ---------  -----
                                                                              (dollar amounts in thousands)
Interest-earning assets:
  Loans receivable, net (2) ......................      7.77%   $3,515,652   $ 260,690   7.42%   $3,038,086   $ 199,704  6.57%
  Mortgage-backed securities (2) .................      7.01%      354,271      24,866   7.02%      337,333      18,493  5.48
  Short-term investments (3) .....................      6.99%       43,331       3,229   7.45%      144,842       7,590  5.24
  Tax certificates ...............................      0.87%       10,585         784   7.41%       26,666       1,882  7.06
  Long-term investments and
FHLB stock, net ..................................      7.73%       73,816       5,746   7.78%       80,042       5,881  7.35
                                                        -----   ----------   ---------   -----   ----------   ---------  -----
Total interest-earning assets ....................      7.65%    3,997,655     295,315   7.39%    3,626,969     233,550  6.44
                                                        -----   ----------   ---------   -----   ----------   ---------  -----
Interest-bearing liabilities:
  NOW/Money Market ...............................      2.67%      264,577       6,777   2.56%      272,922       7,820  2.87
  Savings ........................................      4.88%      355,320      16,825   4.74%      360,019      16,010  4.45
  Certificate of deposits ........................      6.23%    1,823,606     103,027   5.65%    1,599,661      82,825  5.18
  Trust preferred securities .....................      9.69%      215,600      20,899   9.69%      218,500      21,154  9.68
  Senior notes ...................................      5.71%      200,000      11,429   5.71%      132,055       7,612  5.76
  FHLB advances and other borrowings .............      6.24%    1,018,782      60,189   5.91%      942,871      52,094  5.52
                                                        -----   ----------   ---------   -----   ----------   ---------  -----
Total interest-bearing liabilities ...............      6.05%   $3,877,885   $ 219,146   5.65%   $3,526,028   $ 187,515  5.32
                                                        =====   ==========   =========   =====   ==========   =========  =====
Excess of interest-earning assets
  over interest-bearing liabilities ..............              $  119,770                       $  100,941
                                                                ==========                       ==========
Net interest income ..............................                           $  76,169                        $  46,035
                                                                             =========                        =========
Interest rate spread .............................      1.60%                            1.74%                           1.12%
                                                        =====                            =====                           =====
Net interest margin ..............................      1.78%                            1.91%                           1.27%
                                                        =====                            =====                           =====
Ratio of interest-earning assets to
  interest-bearing liabilities ...................                  103.09%                          102.86%
                                                                ==========                       ==========
                                                               At September 30,
                                                        -------------------------------
                                                                     1998
                                                        -------------------------------
                                                         Average                 Yield/
                                                         Balance     Interest     Rate
                                                        ----------   ---------    -----
                                                         (dollar amounts in thousands)
Interest-earning assets:
  Loans receivable, net (2) ......................      $2,529,219   $ 177,252    7.01%
  Mortgage-backed securities (2) .................         288,832      16,588    5.74
  Short-term investments (3) .....................          86,642       5,013    5.79
  Tax certificates ...............................          38,978       2,952    7.57
  Long-term investments and
FHLB stock, net ..................................          81,600       5,762    7.06
                                                        ----------   ---------    -----
Total interest-earning assets ....................       3,025,271     207,567    6.86
                                                        ----------   ---------    -----
Interest-bearing liabilities:
  NOW/Money Market ...............................         163,513       5,083    3.11
  Savings ........................................         193,564       8,983    4.64
  Certificate of deposits ........................       1,384,710      79,365    5.73
  Trust preferred securities .....................         173,288      16,952    9.78
  Senior notes ...................................              --          --    0.00
  FHLB advances and other borrowings .............         998,562      57,160    5.72
                                                        ----------   ---------    -----
Total interest-bearing liabilities ...............      $2,913,637   $ 167,543    5.75
                                                        ==========   =========    =====
Excess of interest-earning assets
  over interest-bearing liabilities ..............      $  111,634
                                                        ==========
Net interest income ..............................                   $  40,024
                                                                     =========
Interest rate spread .............................                                1.11%
                                                                                  =====
Net interest margin ..............................                                1.32%
                                                                                  =====
Ratio of interest-earning assets to
  interest-bearing liabilities ...................          103.83%
                                                        ==========

----------------

(1) The yields and rates along with the corresponding interest rate spread and net interest margin represent the yields earned and rates paid on BankUnited's interest-earning assets and interest-bearing liabilities, respectively, as of the close of business on September 30, 2000 and do not include any estimates of the effect accelerated amortization of purchased premiums would have on the yields earned.
(2) The yields and rates along with the corresponding interest rate spread and net interest margin for the fiscal year ended September 30, 1999 reflect the accelerated amortization of purchase premiums on the One-Year CMT loan portfolio and a related security in the first quarter of fiscal 1999 and the $14.8 million charge in the second quarter of fiscal 1999 related to the write-off of purchase premiums on the One-Year CMT loan portfolio and the continuing accelerated amortization of purchase premiums on a related security. The yields and rates along with the corresponding interest rate spread and net interest margin for the fiscal year ended September 30, 1998 reflect the accelerated amortization of purchase premiums on the one-year CMT loan portfolio in the third and fourth quarter of fiscal 1998.
(3) Short-term investments include FHLB overnight deposits, securities purchased under agreements to resell, federal funds sold and certificates of deposit.

     Rate/Volume Analysis. The following table presents, for the periods indicated, the changes in interest income and the changes in interest expense attributable to the changes in interest rates and the changes in the volume of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and (iv) total changes.

                                                      Year Ended September 30,                     Year Ended September 30,
                                                             2000 v. 1999                                1999 v. 1998
                                              -----------------------------------------  ------------------------------------------
                                                         Increase (Decrease)                         Increase (Decrease)
                                                               Due to                                     Due to
                                                                   Changes                                       Changes
                                              Changes    Changes      in       Total      Changes    Changes       in       Total
                                                 in        in        Rate/    Increase       in         in        Rate/    Increase
                                               Volume     Rate      Volume   (Decrease)    Volume      Rate      Volume   (Decrease)
                                              --------   --------  --------   ---------  ----------  --------   --------   --------
                                                                               (Dollars in thousands)
Interest income attributable to:
Loans ....................................... $ 31,392   $ 25,574  $  4,020   $ 60,986   $   35,662  $(10,997)  $ (2,213)  $ 22,452
Mortgage-backed securities and
  collateralized mortgage obligations .......      929      5,184       260      6,373      2,785.0      (753)      (127)     1,905
Short-term investments (1) ..................   (5,320)     3,204    (2,245)    (4,361)     3,367.0      (473)      (317)     2,577
Tax Certificates ............................   (1,135)        92       (56)    (1,099)      (932.0)     (201)        63     (1,070)
Long-term investments and FHLB stock ........     (457)       351       (29)      (135)      (110.0)      233         (4)       119
                                              --------   --------  --------   ---------  ----------  --------   --------   --------
Total interest-earning assets ...............   25,409     34,405     1,950     61,764       40,772   (12,191)    (2,598)    25,983
                                              --------   --------  --------   ---------  ----------  --------   --------   --------
Interest expense attributable to:
NOW/Money Market ............................     (239)      (828)       24     (1,043)     3,401.0      (398)      (266)     2,737
Savings .....................................     (209)     1,044       (20)       815      7,725.0      (375)      (323)     7,027
Certificates of Deposit .....................   11,595      7,549     1,058     20,202     12,320.0    (7,669)    (1,191)     3,460
Trust preferred securities ..................     (281)        27        (1)      (255)     4,423.0      (175)       (46)     4,202
Senior Notes ................................    3,917        (66)      (34)     3,817           --        --      7,612      7,612
FHLB advances and other borrowings ..........    4,194      3,610       290      8,094     (3,188.0)   (1,989)       111     (5,066)
                                              --------   --------  --------   ---------  ----------  --------   --------   --------
Total interest-bearing liabilities ..........   18,977     11,336     1,317     31,630       24,681   (10,606)     5,897     19,972
                                              --------   --------  --------   ---------  ----------  --------   --------   --------
Increase (decrease) in net
 interest income ............................ $  6,432   $ 23,069  $    633   $ 30,134   $   16,091  $ (1,585)  $ (8,495)  $  6,011
                                              ========   ========  ========   =========  ==========  ========   ========   ========

(1) Short-term investments include FHLB overnight deposits, securities purchased under agreements to resell, federal funds sold and certificates of deposit.

     Provision for Loan Losses. The provision for loan losses decreased $3.3 million to $4.6 million for the year ended September 30, 2000 compared to $7.9 million for the year ended September 30, 1999. Included in the $7.9 million provision is a $6.3 million provision recorded in the second quarter of 1999 as a result of management's review of interest earning assets. For a detailed discussion of BankUnited's asset quality and allowance for loan losses, see "Asset Quality."

     Non-interest Income. Non-interest income increased $1.3 million to $6.1 million for the year ended September 30, 2000 compared to $4.8 million for the year ended September 30, 1999. The increase is mainly attributed to an increase in service charges on deposits of approximately $276,000 and an increase in service charges and fees on loans of approximately $744,000, and a $656,000 increase in sale of investment products through BUFC. These increases were partially offset by a decrease of approximately $400,000 of loan servicing income, net of the amortization of loan mortgage servicing rights.

     Non-interest Expenses. Operating expenses increased $4.1 million to $52.5 million for the year ended September 30, 2000 compared to $48.4 million for the year ended September 30, 1999. The increase in expenses is primarily attributable to the increased staff levels necessitated by BankUnited's growth.

     Income Taxes. The income tax provision increased to a net expense of $10.2 million, for the year ended September 30, 2000, compared to a net benefit of $1.9 million for the year ended September 30, 1999. This increase was due to BankUnited's strategic changes which increased income before taxes, extraordinary item and preferred stock dividends to $25.1 million for the period ended September 30, 2000 versus a loss of $5.5 million for the same period in 1999.

     Extraordinary Item. In November 1999, the Board of Directors of BankUnited authorized the purchase, from time to time, in the open market, or otherwise, of up to 300,000 shares of the Trust Preferred Securities. During fiscal 2000, BankUnited purchased 158,499 shares of the Trust Preferred Securities, at a cost of $4.4 million, resulting in an extraordinary gain as a result of their early extinguishment in the amount of $0.9 million, net of $0.6 million in taxes.

Comparison of Operating Results for the Fiscal Years Ended September 30, 1999 and 1998


     Net Income after Preferred Stock Dividends. Net income after preferred stock dividends decreased to a loss of $4.4 million for the year ended September 30, 1999, compared to net income after preferred stock dividends of $6.5 million for the year ended September 30, 1998. The primary reasons for the decline in net income after preferred stock dividends for the year ended September 30, 1999 were (i) the accelerated amortization of purchase premiums on the One-Year CMT loan portfolio and a related security recorded in the first quarter of fiscal 1999 due to the high level of prepayments; (ii) the write-off of purchase premiums on the One-Year CMT loan portfolio, and the continuing acceleration of amortization of purchase premiums on a related security in the second quarter of fiscal 1999; (iii) the provision for loan losses in the second quarter resulting from the re-evaluation of the loan portfolio; (iv) the provision for tax certificate losses in the second quarter resulting from the increase in nonperforming tax certificates and the decision to discontinue investing in this asset; and (v) other miscellaneous charges in the second quarter including costs associated with becoming Year 2000 compliant. See "New Management and Change in Business Focus" above. A more detailed discussion of each major category of income and expenses follows.


     Net Interest Income. Net interest income before provision for loan losses increased $6.0 million, or 15.0%, to $46.0 million for the year ended September 30, 1999 from $40.0 million for the year ended September 30, 1998. This increase was reduced as a result of the accelerated amortization of purchase premiums on the One-Year CMT loan portfolio and a related security recorded in the first quarter of fiscal 1999 and the $14.8 million charge in the second quarter of fiscal 1999 related to the One-Year CMT loan portfolio and a related security. This charge contributed to the reduction of the net interest margin to 1.27% for the year ended September 30, 1999, compared to 1.32% for the same prior year period. For the year ended September 30, 1999, the decrease in the net interest margin was due to a decrease in the yield on interest-earning assets to 6.44% from 6.86% for the same period in 1998, primarily attributable to the lower yields on the loans purchased, partially offset by 43 basis point decrease in the cost of interest-bearing liabilities to 5.32% from 5.75% for the same period in 1998.

     Interest income increased $26.0 million, or 12.5%, to $233.6 million for the year ended September 30, 1999 from $207.6 million for the year ended September 30, 1998. Interest income for the fiscal year 1999 was affected by the following:

     The results of operations for the three months ended December 31, 1998 reflect the accelerated amortization of premiums on purchased loans and mortgage-backed securities. The amortization of premiums, net of discounts and deferred origination costs, increased from $1.0 million for the three months ended December 31, 1997 to $6.1 million for the same period in fiscal 1999. The increase in premium amortization was a result of the high level of loan prepayments experienced in the first quarter of fiscal 1999. The results of operations for the three months ended March 31, 1999 include the $14.8 million charge and $0.2 million of other amortization for a total reduction to interest income of $15.0 million. The results of operations for the six months ended September 30, 1999 include $2.8 million of amortization compared to $9.5 million for the same period in fiscal 1998. The decrease is the result of the reduction in the level of prepayments and the charge in the second quarter of fiscal 1999 to reduce the carrying value of the purchased One-Year CMT portfolio to the lower of cost or market. The decrease in interest income due to these net reductions was offset by an increase in the average balance of loans receivable, which increased $0.5 billion or 20.1%, for the year ended September 30, 1999, as compared to the same prior year period.

     Interest expense for the year ended September 30, 1999, increased $20.0 million, or 11.9%, to $187.5 million from $167.5 million for the year ended September 30, 1998, primarily due to increases in interest expense on interest-bearing deposits and the trust preferred securities. Interest expense on interest-bearing deposits increased $13.3 million, or 14.2%, to $106.7 million for the year ended September 30, 1999, from $93.4 million for the prior year as a result of an increase in the average balance of interest-bearing deposits to $2.2 billion for the year ended September 30, 1999, from $1.7 billion for the year before, offset by a 58 basis point decrease in the average cost of interest-bearing deposits to 4.78% for the year ended September 30, 1999, from 5.36% for the prior year. Interest expense on the trust preferred securities increased $4.2 million, or 24.7% to $21.2 million for the year ended September 30, 1999, from $17.0 million for the prior year, as a result of an increase in the average balance of the trust preferred securities to $218.5 million for the year ended September 30, 1999 from $173.3 million for the prior year.

     Other factors influencing the level of interest expense include the issuance of the Bank's Senior Notes during the second quarter of fiscal 1999, which generated interest expense of $7.6 million for the year ended September 30, 1999, at a weighted average cost of 5.76%; and a $5.1 million decrease in interest expense on FHLB advances and other borrowings to $52.1 million for the year ended September 30, 1999 from $57.1 million for the prior year, resulting from a decrease in the average balance of FHLB advances and other borrowings to $942.9 million for the year ended September 30, 1999, from $998.6 million for the prior year. Overall, the average rate paid on interest-bearing liabilities decreased 43 basis points to 5.32% on an average balance of $3.5 billion for the year ended September 30, 1999, from 5.75% on an average balance of $2.9 billion for the year ended September 30, 1998.

     Provision for Loan Losses. The provision for loan losses increased $6.2 million to $7.9 million for the year ended September 30, 1999 compared to $1.7 million for the year ended September 30, 1998. Included in the $7.9 million provision is a $6.3 million provision recorded in the second quarter as a result of management's review of interest earning assets. The provision recorded in the second quarter of fiscal 1999 relates to one-to-four family residential mortgage loans ($2.1 million), indirect consumer loans ($0.3 million) and commercial loans ($3.9 million). The provision for loan losses represents management's estimate of the charge to operations after reviewing the nature, volume, delinquency status, and inherent risk in the loan portfolio in relation to the allowance for loan losses. For a detailed discussion of BankUnited's asset quality and allowance for loan losses, see "Asset Quality."

     Non-interest Income. Non-interest income decreased $1.4 million to $4.8 million for the year ended September 30, 1999 compared to $6.2 million for the year ended September 30, 1998. The results reflect a $4.4 million decrease in gains on sales of assets related to a reduction in the sales of loans and mortgage-backed securities. Core income, comprised of net service fee income, service charges and other fees on deposits and other non-interest income increased $3.0 million reflecting BankUnited's increased emphasis on implementing new products and services to meet customer needs.

     Non-interest Expenses. Operating expenses increased $16.2 million to $48.4 million for the year ended September 30, 1999 compared to $32.2 million for the year ended September 30, 1998. Included in the increase in non-interest expenses are the expenses incurred in the second quarter of fiscal 1999 for the additional provision for tax certificate losses of $1.1 million, $1.0 million of expenses related to Year 2000 compliance and $1.0 million of miscellaneous other charges. The remaining increase in expenses is attributable to the growth BankUnited has experienced, including the additional costs relating to the acquisitions of Consumers Bancorp, Inc. and Central Bank during the second and third quarters, respectively, of the 1998 fiscal year and the opening of two additional branches in the 1999 fiscal year. Total non-interest expenses, as a percentage of average assets, increased from 1.03% for the year ended September 30, 1998, to 1.28% for the same period in 1999 as a result of the additional charges.

     Income Taxes. The income tax provision decreased to a net benefit of $1.9 million for the year ended September 30, 1999, compared to a net expense of $5.0 million for the year ended September 30, 1998. This decrease was due to BankUnited's pre-tax loss during the year ended September 30, 1999, partially offset by the increase in the effective income tax rate due to the effect of non-deductible goodwill.

         Preferred Stock Dividends. Preferred stock dividends decreased $124,000 to $773,000 for the year ended September 30, 1999 as compared to $897,000 for the year ended September 30, 1998. This decrease is the result of the retirement in January 1998 of the 8% Noncumulative Convertible Preferred Stock, Series 1993, partially offset by the issuance of additional shares of Noncumulative Convertible Preferred Stock, Series B.

Impact of Inflation and Changing Prices.

     The financial statements and related financial data and notes presented herein have been prepared in accordance with Generally Accepted Accounting Principles (GAAP), which require the measurements of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     As a financial institution, virtually all of BankUnited's assets and liabilities are monetary in nature. As a result, BankUnited is not significantly affected by the general levels of inflation. BankUnited's net income is mainly dependent on the spread between the average yield earned on its interest-earning assets and the average cost incurred on its interest-bearing liabilities. Therefore, BankUnited's net income is more significantly impacted by changes in interest rates (see Item 7a. "Quantitative and Qualitative Disclosures about Market Risk"). Although interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, interest rates are affected by actions of Federal Reserve designed to control inflation.

Selected Quarterly Financial Data

     Set forth below is selected quarterly data for the fiscal years ended September 30, 2000 and 1999. The quarterly financial data for the fourth quarter of fiscal 1999 was not reviewed by BankUnited's independent certified public accountants in accordance with standards established for such reviews.

                                                                                     2000
                                                                    ---------------------------------------
                                                                     First     Second     Third     Fourth
                                                                    Quarter    Quarter   Quarter    Quarter
                                                                    -------    -------   -------    -------
                                                                (Dollars in thousands, except per share data)
Net interest income ............................................    $19,189   $19,638    $19,634    $17,708
Provision for loan losses ......................................      1,200     1,000      1,000      1,445
Non-interest income ............................................      1,307     1,570      1,602      1,596
Non-interest expense ...........................................     12,988    13,753     13,777     12,006
                                                                    -------    ------    -------    -------
Income before taxes, extraordinary item and
  Preferred stock dividends ....................................      6,308     6,455      6,459      5,853
Income taxes ...................................................      2,579     2,635      2,631      2,402
                                                                    -------    ------    -------    -------
Net income before extraordinary item
  and preferred stock dividends ................................      3,729     3,820      3,828      3,451
Extraordinary item (net of taxes) ..............................        431       261          9        235
                                                                    -------    ------    -------    -------
Net income before preferred stock dividends ....................      4,160     4,081      3,837      3,686
Preferred stock dividends ......................................        197       198        198        197
                                                                    -------    ------    -------    -------
Net income applicable to common stock ..........................    $ 3,963    $3,883    $ 3,639    $ 3,489
                                                                    =======    ======    =======    =======
Basic:
  Net income before extraordinary item .........................    $  0.19    $  0.2    $   0.2    $  0.18
                                                                    -------    ------    -------    -------
  Net income after extraordinary item ..........................    $  0.22    $ 0.21    $   0.2    $  0.19
                                                                    =======    ======    =======    =======
Diluted:
  Net income before extraordinary item .........................    $  0.19    $  0.2    $   0.2    $  0.18
                                                                    -------    ------    -------    -------
  Net income after extraordinary item ..........................    $  0.21    $ 0.21    $   0.2    $  0.19
                                                                    =======    ======    =======    =======
                                                                                         1999
                                                                    ---------------------------------------------
                                                                     First       Second        Third      Fourth
                                                                    Quarter    Quarter(1)     Quarter    Quarter
                                                                    --------    --------     --------    --------
                                                                    (Dollars in thousands, except per share data)
Net interest income ............................................    $ 10,089    $  1,555     $ 15,891    $ 18,500
Provision for loan losses ......................................         400       6,336          450         753
Non-interest income ............................................       1,293       1,209        1,189       1,109
Non-interest expense ...........................................      10,222      13,936       11,135      13,100
                                                                    --------    --------     --------    --------
Income (loss) before taxes and preferred stock dividends .......         760     (17,508)       5,495       5,756
Income taxes (benefit) .........................................         364      (6,578)       2,164       2,147
                                                                    --------    --------     --------    --------
Net income (loss)  before preferred stock dividends ............         396     (10,930)       3,331       3,609
Preferred stock dividends ......................................         188         196          192         197
                                                                    --------    --------     --------    --------
Net income (loss) applicable to common stock ...................    $    208    $(11,126)    $  3,139    $  3,412
                                                                    ========    ========     ========    ========
Basic earnings (loss) per share ................................    $   0.01    $  (0.61)    $   0.17    $   0.19
                                                                    ========    ========     ========    ========
Diluted earnings (loss) per share ..............................    $   0.01    $  (0.61)    $   0.17    $   0.18
                                                                    ========    ========     ========    ========
(1) Includes restructuring charges

Item 7a.  Quantitative and Qualitative Disclosure about Market Risk.

Interest Rate Sensitivity

     As a financial intermediary BankUnited invests in various types of interest-earning assets (primarily loans, mortgage-backed securities, and investment securities) which are funded largely by interest-bearing liabilities (primarily deposits, FHLB advances, and trust preferred securities). Such financial instruments have varying levels of sensitivity to changes in market interest rates that creates interest rate risk for the Bank. Accordingly, BankUnited's net interest income, the most significant component of its net income, is subject to substantial volatility due to changes in interest rates or market yield curves, particularly if there are differences, or gaps, in the repricing frequencies of its interest-earning assets and the interest-bearing liabilities which fund them. BankUnited monitors such interest rate gaps and seeks to manage its interest rate risk by adjusting the repricing frequencies of its interest-earning assets and interest-bearing liabilities. The Bank also uses interest rate caps to limit its interest rate risk. In addition to reviewing reports which summarize BankUnited's various interest sensitivity gaps, management utilizes a simulation model which measures the financial impact certain interest rate scenarios are likely to have on the Bank. As discussed more fully below, a variety of factors influence the repricing characteristics and the market values of BankUnited's interest-earning assets and interest-bearing liabilities, but many of these factors are difficult to quantify.

     The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will contractually mature or reprice, or if by management assumption, it is likely to be impacted by prepayments, run-off, early withdrawal, or other such forces which can impact the timing and amount of a given financial instrument's cash flows. An interest rate sensitivity gap is the difference between the amount of interest-earning assets anticipated to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated to mature or reprice within that same period. A gap is considered to be positive when the amount of interest rate sensitive assets maturing or repricing within a specific time frame exceeds the amount of interest rate sensitive liabilities maturing or repricing within that same time frame. Conversely, a gap is considered to be negative when, within a given period of time, the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period where the general level of interest rates is rising, a bank with a negative gap over that period is likely to experience a decline in net interest income. Alternatively, a bank with a positive gap will typically experience an increase in net interest income.

Significant Assumptions Utilized in Managing Interest Rate Risk

     Assessing and managing BankUnited's exposure to interest rate risk involves significant assumptions concerning the exercise of options which are considered to be imbedded in many of the financial instruments on BankUnited's balance sheet, the expected movement and relationship of various interest rate indices, the impact of lag and cap risk, and the general availability of mortgages.

     Imbedded Options. A substantial portion of BankUnited's loans and mortgage-backed securities are residential mortgage loans that contain an imbedded option allowing borrowers to repay all, or a portion, of their loan prior to maturity without penalty. The existence of this imbedded prepayment option can adversely impact BankUnited's financial performance. In general, marketable securities tend to exhibit an increase in market value when the level of interest rates falls, and they tend to exhibit a decrease in market value when the level of interest rates rises. Mortgage loans having imbedded prepayment options, and the securities which contain them, do tend to decrease in market value as interest rates rise. However increases in market value due to a decrease in interest rates are typically suppressed since in a lower rate environment borrowers are more likely to prepay, or refinance, their mortgage loans. Consequently, the adverse impact an investment in mortgage loans or mortgage securities may have on BankUnited's market value of equity, should interest rates rise, may exceed the beneficial impact should interest rates fall by a like amount.

     Additionally, in an increasing interest rate environment BankUnited's funding costs may be expected to increase more quickly than would BankUnited's earnings from its residential mortgage loan assets. This could result in a deterioration in BankUnited's net interest margin. However, due to the asymmetry discussed previously, improvement in BankUnited's net interest margin due to a general decrease in interest rates, may be less than the deterioration in BankUnited's net interest margin given a similar increase in the general level of interest rates.

      A borrower's propensity for prepayment is dependent upon a number of factors, some of which are: the loan's current interest rate versus the rate at which the borrower would be able to refinance, the economic benefit expected to be obtained from refinancing, the borrower's financial ability to refinance, the availability of mortgage loans in general, and numerous other economic and non-economic factors, some of which may vary by geographic region.

     With respect to ARM loans, a borrower's incentive to prepay or refinance his loan is typically influenced by the interest rate index to which the interest rate on his loan is tied, the amount by which the loan rate is to differ from its associated index (the margin), the extent to which interest rate caps (if any) are expected to limit future interest rate adjustments, the extent to which payment caps (if any) are expected to limit future payment obligations, and other less quantifiable factors.

     In an interest rate environment where long-term interest rates are declining and related mortgage refinancing opportunities are readily available, prepayments of ARMs and higher rate, fixed-rate mortgages tend to accelerate. This was the case the first half of fiscal 1999. BankUnited's results of operations for the first quarter of fiscal year 1999 reflect the accelerated amortization of premiums on purchased loans and mortgage-backed securities due to such refinancings. BankUnited continued to experience high levels of prepayments in the second quarter of fiscal 1999, the effects of which are included in the $14.8 million charge to write-off the remaining purchase premiums on the One-Year CMT loan portfolio and to record the continuing accelerated amortization of purchase premiums on a similar security. In addition, $0.2 million of other amortization was recorded for a total reduction to income of $15.0 million. During the third quarter of fiscal 1999, long-term interest rates rose slightly resulting in a significant decrease in the level of prepayments. As a result of this decline in prepayments and the reduction in the balance of premiums to amortize in the second half of fiscal 1999, the amortization of premiums, net of discounts and deferred origination costs, decreased to $2.8 million for the six months ended September 30, 1999. As of September 30, 1999, BankUnited's purchased premiums, net of discounts, were $3.5 million as compared to $866,000 at September 30, 2000.


     BankUnited has reviewed its practice of purchasing mortgage loans in the secondary market, particularly ARM loans, and has put increased emphasis on originating its own loans. Over time, management expects this to mitigate BankUnited's exposure to the adverse impact accelerated premium amortization can have on its net interest income.


     Investment securities, other than those with early call provisions, generally do not contain significant imbedded options that results in greater degree of repayment predictability. While savings and checking deposits generally may be withdrawn upon customer request without prior notice, on an overall basis, one customer's withdrawal is likely to be offset by another customer's deposit resulting in a dependable source of funds. Time deposits are generally subject to early withdrawal penalties, which results in the large majority of these deposits being maintained until maturity. Similarly, term FHLB advances have prepayment penalties, which discourage early repayment by the Bank. BankUnited's trust preferred securities may be redeemed at varying times and $70 million of these securities may be redeemed through 2016 at a premium. (See Notes to Consolidated Financial Statements for further discussion of the trust preferred securities).

     BankUnited borrows from the FHLB in the form of advances to fund operations. These advances have a variety of terms, rates and repayment provisions. A significant portion of BankUnited's advances were obtained through a convertible advances program that permits the FHLB to convert an advance from a fixed-rate basis to a floating-rate basis at its discretion. It is highly probable that the advances will be converted in a rising interest rate environment. Should the FHLB elect to exercise this option, BankUnited's cost of funds may be affected adversely.

     BankUnited also borrows under the "knockout" advance program offered by the FHLB. In general, a knockout advance is structured as a fixed rate advance that the FHLB may convert to a floating rate indexed to the 3-month LIBOR rate if, at the end of any three month period after the non-conversion period, the 3-month LIBOR rate equals or exceeds an agreed upon threshold rate. In general BankUnited seeks to set the threshold at a rate that is higher than current market interest rates. Should a particular advance be converted by the FHLB, its rate will reset quarterly for the remainder of its term.

     BankUnited also limits its interest rate risk by purchasing interest rate caps. At present BankUnited holds five interest rate cap contracts totaling $800 million. The contracts require the counter-party to pay the BankUnited quarterly interest payments based on the notional amount and the difference between the index and the cap rate, if and when the index exceeds the cap rate, in return for a one time fee paid by the BankUnited (See Notes to Consolidated Financial Statements for further discussion of interest rate caps).

     During fiscal year 2000, BankUnited borrowed a total of $250 million in knockout advances, each with a 10-year term and a one year non-callable period. The initial rates on these advances range from 5.92% to 6.94% while the threshold rates range from 8.50% to 9.75%. BankUnited has chosen to borrow under the knockout advance program because, as long as these advances remain unconverted by the FHLB, the stability of BankUnited's net interest margin will be enhanced. However, if the 3-month LIBOR rate were to rise so as to allow the FHLB to convert one or more of BankUnited's knockout advances, the funding cost associated with the converted advance would become higher and more volatile, negatively impacting BankUnited's net interest margin.

     Interest Rate Indices. BankUnited's ARM loans and mortgage-backed securities are primarily indexed to the One-Year CMT or MTA indices (see "Business--Lending Activities"). To the extent such loans and mortgage-backed securities are funded by deposits, FHLB advances, and other interest-bearing liabilities whose interest costs are influenced by indices not highly correlated with the One-Year CMT or MTA indices, an environment of changing interest rates may impact the various indices differently which may lead to significant changes in the value of, and the net earnings generated from, BankUnited's financial instruments. Each index is unique, and as such, is uniquely influenced by various economic and non-economic forces. Therefore, historical relationships between various indices may not necessarily be indicative of future relationships.

     Cap Risks and Lag Risks. At September 30, 2000 BankUnited's residential loan portfolio included $1.5 billion of ARMs (40.5% of BankUnited's total loan portfolio). The ARMs purchased by BankUnited typically have annual interest rate adjustment caps that limit rate changes to 2% per year. Further, a portion of these ARMs provide for initial rates of interest which are significantly below the rates which would prevail were the contractual interest rate index and margin used for repricing applied initially. Such loans are commonly referred to as being in their teaser rate period.

     In times of sharply rising interest rates, these caps may serve to limit the increase in interest income generated from certain interest-earning assets. Conversely, in an environment of sharply falling interest rates, they may reduce the decline in BankUnited's interest income. Over periods of time where the general level of interest rates has had time to fluctuate, the alternating positive and negative effects generated by such interest rate caps will be largely offsetting. Over shorter periods, however, and to the extent any caps are actually limiting the interest rate adjustment of any assets, they can increase the volatility of BankUnited's net interest income, and to a lesser extent, its market value of equity.

     Availability of Mortgage Loans. BankUnited's net income depends significantly on its ability to originate or acquire mortgage loan assets on acceptable terms and at favorable spreads over the its borrowing costs. Should BankUnited be unable to originate or acquire such mortgage loans, its results of operations will be adversely affected.

     In originating or acquiring mortgage loans, BankUnited competes with REITs, investment banking firms, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, competing lenders, FNMA, FHLMC, GNMA, and other entities which purchase mortgage loans, some of which have greater financial resources than BankUnited. Increased competition for the origination or acquisition of eligible mortgage loans or a diminution in the supply could result in BankUnited having to incur higher costs eand accept lower yields. This, in turn, would reduce the amount by which BankUnited's yield on earning assets would exceeds its cost of funding those assets.

     The availability of mortgage loans meeting BankUnited's criteria is dependent upon, among other things, the size and level of activity in the residential real estate lending market, which in turn depends on other factors including the level of interest rates, regional and national economic conditions and changes in residential real estate values. To the extent the BankUnited is unable to originate or acquire a sufficient volume of mortgage loans meeting its criteria, BankUnited's operating results could be adversely affected.

     BankUnited's rate-sensitive liabilities maturing or subject to repricing within one year exceed its rate-sensitive assets maturing or repricing within the same period. As of September 30, 2000, this circumstance results in a negative cumulative one-year gap position of 4.59% of total assets. This mismatch, when coupled with the deregulation of the restrictions previously imposed on the types of savings products that financial institutions are permitted to offer, subjects BankUnited's earnings to change based on fluctuations in interest rates. In terms of managing interest rate risk, one method available to management is to attempt to more closely match the repricing frequencies of the Bank's interest-earning assets to that of its interest-bearing liabilities.

     Gap Table. The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at September 30, 2000, expected to reprice or mature in each of the future time periods shown.

                                                                    At September 30, 2000
                                                                Interest Sensitivity Period (1)
                                                          --------------------------------------------
                                                           6 Months        6 Months -        Over 1-
                                                            or Less          1 Year          5 Years
                                                          -----------     -----------      -----------
                                                                     (dollars in thousands)
Interest-earning assets:
  Investments, tax certificates,
  Federal funds sold, FHLB
  overnight deposits and other
  interest earning assets, at cost ...................    $   375,516     $     1,157      $     7,717
  Mortgage-backed securities .........................         58,034          21,327           95,935
Loans:
  Adjustable-rate mortgages ..........................        706,032         301,784          721,181
  Fixed-rate mortgages ...............................         86,764          82,838          593,705
  Commercial and consumer loans ......................        103,727          12,547           24,724
                                                          -----------     -----------      -----------
    Total loans ......................................        896,523         397,169        1,339,610
                                                          -----------     -----------      -----------
    Total interest-earning assets ....................    $ 1,330,073     $   419,653      $ 1,443,262
                                                          ===========     ===========      ===========
Interest-bearing liabilities:
  Customer deposits:
  Money market and NOW accounts ......................    $    23,752     $    23,754      $   141,350
  Passbook accounts ..................................         22,734          22,743          181,946
  Certificate accounts ...............................        758,685         730,014          646,000
                                                          -----------     -----------      -----------
    Total customer deposits ..........................        805,171         776,511          969,296
                                                          -----------     -----------      -----------
Borrowings:
  FHLB advances ......................................        265,000         100,000          530,000
  Senior Notes .......................................             --              --          200,000
  Trust Preferred ....................................          2,800              --               --
  Other borrowings ...................................          9,205              --               --
                                                          -----------     -----------      -----------
    Total borrowings .................................        277,005         100,000          730,000
                                                          -----------     -----------      -----------
    Total interest-bearing liabilities ...............    $ 1,082,176     $   876,511      $ 1,699,296
                                                          ===========     ===========      ===========
Derivative instruments affecting
  interest rate sensitivity ..........................    $        --     $        --      $   800,000
                                                          ===========     ===========      ===========
Total interest-earning assets less
  interest-bearing liabilities ("GAP") ...............    $   247,897     $  (456,858)     $   543,966
                                                          ===========     ===========      ===========
    Ratio of GAP to total assets .....................           5.45%         (10.04)%          14.78%
                                                          ===========     ===========      ===========
Cumulative excess (deficiency) of
interest-earning assets over interest-
  bearing liabilities ................................    $   247,897     $  (208,961)     $   464,005
                                                          ===========     ===========      ===========
Cumulative excess (deficiency) of
  interest-earning assets over interest-
  bearing liabilities, as a percentage
    of total assets ..................................           5.45%          (4.59)%          10.19%
                                                          ===========     ===========      ===========
                                                                   At September 30, 2000
                                                               Interest Sensitivity Period (1)
                                                          --------------------------------------------
                                                           Over 5 -            Over
                                                           10 Years          10 Years         Total
                                                          -----------      -----------     -----------
                                                                   (dollars in thousands)
Interest-earning assets:
  Investments, tax certificates,
  Federal funds sold, FHLB
  overnight deposits and other
  interest earning assets, at cost ...................    $       340      $    16,750     $   401,480
  Mortgage-backed securities .........................         72,854           94,205         342,355
Loans:
  Adjustable-rate mortgages ..........................         21,044              818       1,750,859
  Fixed-rate mortgages ...............................        468,858          534,200       1,766,365
  Commercial and consumer loans ......................          4,021              558         145,577
                                                          -----------      -----------     -----------
    Total loans ......................................        493,923          535,576       3,662,801
                                                          -----------      -----------     -----------
    Total interest-earning assets ....................    $   567,117      $   646,531     $ 4,406,636
                                                          ===========      ===========     ===========
Interest-bearing liabilities:
  Customer deposits:
  Money market and NOW accounts ......................    $    17,708      $        --     $   206,564
  Passbook accounts ..................................         97,471               --         324,894
  Certificate accounts ...............................             --               --       2,005,828
                                                          -----------      -----------     -----------
    Total customer deposits ..........................        115,179               --       2,537,286
                                                          -----------      -----------     -----------
Borrowings:
  FHLB advances ......................................        356,426               --       1,251,426
  Senior Notes .......................................             --               --         200,000
  Trust Preferred ....................................             --          209,593         212,393
  Other borrowings ...................................             --               --           9,205
                                                          -----------      -----------     -----------
    Total borrowings .................................        356,426          209,593       1,673,024
                                                          -----------      -----------     -----------
    Total interest-bearing liabilities ...............    $   471,605      $   209,593     $ 4,210,310
                                                          ===========      ===========     ===========
Derivative instruments affecting
  interest rate sensitivity ..........................    $        --      $        --     $   800,000
                                                          ===========      ===========     ===========
Total interest-earning assets less
  interest-bearing liabilities ("GAP") ...............    $    95,512      $   436,938     $   996,326
                                                          ===========      ===========     ===========
    Ratio of GAP to total assets .....................           2.10%            9.60%          21.89%
                                                          ===========      ===========     ===========
Cumulative excess (deficiency) of
interest-earning assets over interest-
  bearing liabilities ................................    $  (368,622)     $    68,316
                                                          ===========      ===========
Cumulative excess (deficiency) of
  interest-earning assets over interest-
  bearing liabilities, as a percentage
    of total assets ..................................          (8.10)%           1.50%
                                                          ===========      ===========

(1) In preparing the table above, certain, assumptions have been made with regard to the repricing or maturity of certain assets and liabilities. Assumptions as to prepayments on first and second mortgage loans and mortgage-backed securities were obtained from prepayment rate tables that provide assumptions corresponding to recent actual repricing experienced in the marketplace. Assumptions have also been made with regard to payments on tax certificates based on historical experience. Money market, NOW and passbook accounts are assumed to decay based upon duration estimates determined by management. The rates paid in these accounts, however, are determined by management based on market conditions and other factors and may reprice more slowly than assumed. All other assets and liabilities have been repriced based on the earlier of repricing or contractual maturity. The mortgage prepayment rate tables, deposit decay rates and the historical assumptions used regarding payments on tax certificates should not be regarded as indicative of the actual repricing that may be experienced by BankUnited.

     In addition to preparing and reviewing periodic gap reports which help identify repricing mismatches, management uses simulation models which estimate the impact on net interest income of various interest rate scenarios, balance sheet trends and strategies. These simulations cover the following financial instruments: short-term financial instruments, securities, loans, deposits, borrowings and off-balance sheet financial instruments. These simulations incorporate assumptions about balance sheet dynamics, such as loan and deposit growth and pricing, changes in funding mix and asset and liability repricing and maturity characteristics. Simulations are run under various interest rate scenarios to determine the impact on net income and capital. From these scenarios, interest rate risk is quantified and appropriate strategies are developed and implemented. The overall interest rate risk position and strategies are reviewed on an ongoing basis by senior management. Based on the information and assumptions in effect on September 30, 2000, management estimates the impact of a gradual and parallel 100 basis-point rise or fall in interest rates over the next 12 months to be between 4% and 8% of net interest income.


     BankUnited recognizes that there are numerous assumptions and estimates associated with the simulations described above which may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the simulation model assumes that the composition of BankUnited's interest sensitive assets and liabilities existing at the beginning of a period remains relatively constant over the period being measured and also assumes that the change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. For example, the unanticipated prolonged flatness of the yield curve as well as the volatility in interest rates experienced over the first six months of fiscal 1999 resulted in accelerated prepayments of loans and a significant reduction in interest income. This led BankUnited, as part of its restructuring strategy, to discontinue purchasing in the secondary market One-Year CMT loans to reduce its exposure to such interest rate risks in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - New Management and Changes in Business Focus."


     Accordingly, although the simulation model may provide an indication of BankUnited's interest rate risk exposure at a particular point in time, such measurements are not intended to provide for a precise forecast of the effect of changes in market interest rates on BankUnited's net interest income and will differ from actual results.

     BankUnited's operations are affected by many factors beyond its control such as the overall condition of the economy, monetary and fiscal policies of the federal government, and regulations specific to the banking industry. Revenues generated from lending activities are impacted by loan demand, which in turn impacts the interest rates at which such loans may be made, the supply of housing, the availability of funds to lend, and the cost of obtaining such funds.

     BankUnited currently utilizes, on a limited basis, derivative financial instruments designed to reduce the interest rate risks associated with certain other financial instruments. Specifically, Interest Rate Cap contracts have been acquired by BankUnited to reduce its exposure to the increased funding costs that would likely result in an increasing interest rate environment. As was discussed previously, increased funding costs are not likely to be fully counterbalanced by an offsetting increase in BankUnited's yield on interest earning assets. (See Notes to Consolidated Financial Statements for further discussion of the Interest Rate Cap contracts.) The Interest Rate Cap contracts are treated as fair-value hedges and it is anticipated that any change in their fair value will be substantially offset by an opposite change in the fair value of the financial instruments intended to hedge.

     The indices used in these contracts are the Constant Maturity Treasury ("CMT") and the Constant Maturity Swap ("CMS").

     The following table sets forth information concerning the interest rate cap contracts.

           Notional                            Cap           Termination
            Amount              Index         Rate              Date
            ------              -----         ----              ----
    (dollars in thousands)
          $100,000           5-Year CMT       7.50%         March 23, 2002
           100,000          10-Year CMT       7.25%         March 23, 2002
           100,000           5-Year CMS       8.85%         March 23, 2003
           400,000          10-Year CMS       9.35%         March 23, 2003
           100,000          10-Year CMS       8.85%         March 23, 2003
          --------
          $800,000
          ========

     BankUnited entered into these contracts for the purpose of hedging a portion of BankUnited's interest rate risk against rising interest rates on certain borrowings from the Federal Home Loan Bank. As of September 30, 2000, the 5-Year CMT rate was 5.82%, the 10-Year CMT rate was 5.77%, the 5-Year CMS rate was 6.75% and the 10-Year CMS rate was 6.88%.

     There can be no assurance, however, of the degree to which BankUnited will be able to match its short-term, interest-earning assets to its short-term, interest-bearing liabilities. Neither can there be any assurances of BankUnited's ability to manage related liquidity risks.

Financial Statements and Supplementary Data

BankUnited Financial Corporation
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page

Report of Independent Certified Public Accountants.......................   A-73

Consolidated Statements of Financial Condition as of September 30, 2000
   and September 30, 1999 ...............................................   A-74

Consolidated Statements of Operations for the Years Ended
   September 30, 2000, 1999 and 1998. ...................................   A-75

Consolidated Statements of Stockholders' Equity for the Years Ended
   September 30, 2000, 1999 and 1998. ...................................   A-76

Consolidated Statements of Cash Flows for the Years Ended
   September 30, 2000, 1999 and 1998 ....................................   A-79

Notes to Consolidated Financial Statements. .............................   A-81

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of BankUnited Financial Corporation:

     In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of BankUnited Financial Corporation and its subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP

Miami, Florida
October 30, 2000

BankUnited Financial Corporation and Subsidiaries
Consolidated Statements of Financial Condition

                                                                                                                  September 30,
                                                                                                            ------------------------
                                                                                                               2000          1999
                                                                                                            -----------   ----------
                                                                                                              (dollars in thousands)
Assets:
     Cash ................................................................................................ $    28,681  $    26,123
     Federal Home Loan Bank overnight deposits ...........................................................     247,640       50,412
     Securities purchased under agreements to resell .....................................................      63,000      150,000
     Tax certificates (net of reserves of $986 and $1,168 at September 30, 2000
         and 1999, respectively) .........................................................................       5,699       14,815
     Investments held to maturity (market value of approximately $4,985 and $4,984 at September 30, 2000
        and 1999, respectively) ..........................................................................       5,062        5,058
     Investments available for sale, at market ...........................................................      17,403       20,001
     Mortgage-backed securities, held to maturity (market value of approximately $220,484 and $198,785 at
         September 30, 2000 and 1999, respectively) ......................................................     222,592      202,839
     Mortgage-backed securities available for sale, at market ............................................     119,763      144,385
     Loans receivable, net ...............................................................................   3,358,137    2,899,231
     Mortgage loans held for sale (market value of approximately $313,840 and $403,785 at
         September 30, 2000 and 1999, respectively) ......................................................     312,632      403,635
     Other interest-earning assets........................................................................      62,676       54,927
     Office properties and equipment, net ................................................................      16,158       15,644
     Real estate owned....................................................................................       2,286        3,548
     Accrued interest receivable..........................................................................      26,648       24,768
     Mortgage servicing rights............................................................................       6,227        7,820
     Goodwill ............................................................................................      29,911       31,465
     Prepaid expenses and other assets....................................................................      27,554       23,800
                                                                                                           -----------  -----------
        Total assets ..................................................................................... $ 4,552,069  $ 4,078,471
                                                                                                           ===========  ===========
Liabilities and Stockholders' Equity
Liabilities:
     Deposits ............................................................................................ $ 2,609,538    2,279,798
     Securities sold under agreements to repurchase.......................................................       9,205       31,701
     Advances from Federal Home Loan Bank ................................................................   1,251,426    1,096,447
     Senior notes ........................................................................................     200,000      200,000
     Company obligated mandatorily redeemable trust preferred securities of subsidiary trust
        holding solely junior subordinated deferrable interest debentures of BankUnited ..................     212,393      218,500
     Interest payable (primarily on deposits and advances from Federal Home Loan Bank)....................      12,041       10,205
     Advance payments by borrowers for taxes and insurance................................................      25,651       19,616
     Accrued expenses and other liabilities...............................................................      29,228       32,067
                                                                                                           -----------  -----------
        Total liabilities ................................................................................   4,349,482    3,888,334
                                                                                                           -----------  -----------
Commitments and contingencies (Notes 8 and 18)

Stockholders' equity:
     Preferred stock, Series B and Series 9% , $0.01 par value
        Authorized shares-- 10,000,000;  issued  shares - 992,938 at September 30, 2000 and 1999;
        outstanding shares - 991,938 and 992,938 at September 30, 2000 and 1999, respectively.............          10           10
     Class A Common Stock, $0.01 par value. Authorized shares -- 30,000,000
        Issued shares - 18,093,575 and 18,049,430 at September 30, 2000  and 1999 respectively;
        Outstanding shares - 17,760,575 and 17,866,430 at September 30, 2000 and  1999, respectively .....         180          180
     Class B Common Stock, $0.01 par value.  Authorized shares -- 3,000,000; issued and outstanding
        shares - 446,262 and 458,467 at September 30, 2000 and 1999, respectively ........................           5            5
     Additional paid-in capital ..........................................................................     181,692      181,335
     Retained earnings ...................................................................................      29,055       14,081
     Treasury stock, 333,000 shares and 183,000 shares of class A Common Stock
        at September 30, 2000 and 1999, respectively; 1,000 shares (none in 1999) Preferred 9%, at cost...      (2,801)      (1,684)
     Accumulated other comprehensive loss.................................................................      (5,554)      (3,790)
                                                                                                           -----------  -----------
        Total stockholders' equity .......................................................................     202,587      190,137
                                                                                                           -----------  -----------
        Total liabilities and stockholders' equity ....................................................... $ 4,552,069  $ 4,078,471
                                                                                                           ===========  ===========

See accompanying notes to consolidated financial statements

BankUnited Financial Corporation and Subsidiaries
Consolidated Statements of Operations

                                                                                       For the Years Ended September 30,
                                                                            -----------------------------------------------------
                                                                                   2000               1999             1998
                                                                            ------------------    -------------  ---------------
                                                                                 (dollars in thousands, except earnings per share)
Interest income:
     Interest and fees on loans .........................................   $          260,690    $     199,704  $       177,252
     Interest on mortgage-backed securities .............................               24,866           18,493           16,588
     Interest on short-term investments .................................                3,229            7,590            5,013
     Interest and dividends on long-term investments and
        other interest-earning assets ...................................                6,530            7,763            8,714
                                                                            ------------------    -------------  ---------------
        Total interest income ...........................................              295,315          233,550          207,567
                                                                            ------------------    -------------  ---------------
Interest expense:
     Interest on deposits ...............................................              126,629          106,655           93,431
     Interest on borrowings .............................................               71,618           59,706           57,160
     Preferred dividends of Trust Subsidiary ............................               20,899           21,154           16,952
                                                                            ------------------    -------------  ---------------
        Total interest expense ..........................................              219,146          187,515          167,543
                                                                            ------------------    -------------  ---------------

     Net interest income before provision for loan losses ...............               76,169           46,035           40,024
Provision for loan losses ...............................................                4,645            7,939            1,700
                                                                            ------------------    -------------  ---------------
     Net interest income after provision for loan losses ................               71,524           38,096           38,324
                                                                            ------------------    -------------  ---------------
Non-interest income:
     Service fees, net ..................................................                4,295            3,785            1,139
     Net gain (loss) on sale of loans, mortgage-backed securities
        and other assets.................................................                   71               (4)           4,435
     Other ..............................................................                1,709            1,019              651
                                                                            ------------------    -------------  ---------------
        Total non-interest income .......................................                6,075            4,800            6,225
                                                                            ------------------    -------------  ---------------
Non-interest expenses:
     Employee compensation and benefits .................................               19,819           15,970           10,943
     Occupancy and equipment ............................................                8,332            8,029            4,854
     Insurance ..........................................................                1,221            1,683            1,185
     Professional fees-legal and accounting .............................                3,193            3,084            1,891
     Telecommunications and data processing .............................                3,025            2,688            1,997
     Loan servicing expense .............................................                5,699            6,433            5,313
     Real estate owned operations .......................................                 (307)             152               82
     Advertising and promotion expense ..................................                3,289            1,430            1,486
     Amortization of goodwill ...........................................                1,565            1,555            1,070
     Other operating expenses ...........................................                6,688            7,369            3,362
                                                                            ------------------    -------------  ---------------
        Total non-interest expenses .....................................               52,524           48,393           32,183
                                                                            ------------------    -------------  ---------------
     Income (loss) before income taxes, extraordinary items
         and preferred stock dividends ..................................               25,075           (5,497)          12,366
Income taxes ............................................................               10,247           (1,903)           5,009
                                                                            ------------------    -------------  ---------------
     Income (loss) before extraordinary items and preferred
        stock dividends .................................................               14,828           (3,594)           7,357
Extraordinary items (net of tax of $586) ................................                  936                -                -
                                                                            ------------------    -------------  ---------------
     Net income (loss)  before preferred stock dividends ................               15,764           (3,594)           7,357
Preferred stock dividends ...............................................                  790              773              897
                                                                            ------------------    -------------  ---------------
     Net income (loss) after preferred stock dividends ..................   $           14,974    $      (4,367) $         6,460
                                                                            ==================    =============  ===============
Basic earnings (loss) per share..........................................   $             0.82    $       (0.24) $          0.41
                                                                            ==================    =============  ===============
Diluted earnings (loss) per share........................................   $             0.81    $       (0.24) $          0.39
                                                                            ==================    =============  ===============

See accompanying notes to consolidated financial statements

BankUnited Financial Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         For the Years Ended September 30, 2000, 1999 and 1998
                                                                    ----------------------------------------------------------------
                                                                                                   Class A             Class B
                                                                       Preferred Stock           Common Stock        Common Stock
                                                                    --------------------     ------------------  ------------------
                                                                     Shares      Amount       Shares    Amount    Shares     Amount
                                                                     ------      ------       ------    ------    ------     ------
                                                                                      (dollars in thousands)
Balance at September 30, 1997.....................................   2,175,296    $   22    9,257,098  $     92   275,685    $    3
  Comprehensive income:
    Net income for the year ended  September 30, 1998.............           -         -            -         -         -         -
      Payments of dividends on the BankUnited Preferred Stock.....           -         -            -         -         -         -
    Other comprehensive income, net of tax........................           -         -            -         -         -         -
      Total comprehensive income..................................           -         -            -         -         -         -
  Issuance of Class A and Class B common stock....................           -         -       35,477         -     3,541         -
  Conversion of Preferred Stock to Common Class A.................  (1,290,061)      (13)   1,614,104        16         -         -
  Issuance of Class B preferred stock.............................      20,762         -            -         -         -         -
  Preferred stock 9% tender offer.................................      (4,300)        -            -         -         -         -
  Underwritten public offering and direct offering of BankUnited's
    Class A and Class B Common stock and preferred Stock, net.....      25,000         -    4,761,500        48    30,000         -
  Issuance of Stock in connection with acquisitions...............           -         -    1,948,508        20         -         -
  Stock options and warrants exercised............................           -         -      195,584         2    22,517         -
  Common stock issued through preferred stock dividends...........           -         -        3,942         -         -         -
                                                                    ----------   -------  -----------   -------  --------    -------
Balance at September 30, 1998.....................................     926,697         9    7,816,213       178   331,743         3
  Comprehensive loss:
    Net loss for the year ended September 30, 1999................           -         -            -         -         -         -
    Payments of dividends on BankUnited preferred stock...........           -         -            -         -         -         -
    Other comprehensive loss, net of tax..........................           -         -            -         -         -         -
      Total comprehensive loss....................................           -         -            -         -         -         -
  Issuance of Series B Preferred Stock............................      26,241         -            -         -         -         -
  Issuance of Class A and Class B Common Stock....................           -         -       64,176         1       811         -
  Conversion of Class B to Class A Common Stock...................           -         -       97,048         1   (97,048)       (1)
  Purchase of Class A Common Stock................................           -         -     (183,000)        -         -         -
  Stock options and warrants exercised............................      40,000         1       58,984         -   222,961         3
  Common stock issued preferred stock dividends...................           -         -       13,009         -         -         -
                                                                    ----------   -------  -----------   -------  --------    -------
Balance at September 30, 1999.....................................     992,938        10   17,866,430       180   458,467         5
  Comprehensive income:
    Net income for the year ended September 30, 2000..............           -         -            -         -         -         -
    Payment of dividends on BankUnited's Preferred Stock..........           -         -            -         -         -         -
    Other comprehensive loss, net of tax..........................           -         -            -         -         -         -
      Total comprehensive loss....................................           -         -            -         -         -         -
    Dividend on B Preferred paid in Class A Common................           -         -        4,244                   -
    Conversion of Class B to Class A Common Stock.................           -         -       20,205         -   (20,205)        -
    Purchase of Class A Common Stock..............................           -         -     (150,000)        -         -         -
    Purchase of Preferred Stock...................................      (1,000)        -            -         -         -         -
    Stock options and other awards................................           -         -       19,696         -     8,000         -
                                                                    ----------   -------  -----------   -------  --------    -------
Balance at September 30, 2000.....................................     991,938    $   10   17,760,575   $   180   446,262    $    5
                                                                    ==========   =======  ===========  ========  ========    =======
                                                                                                          (continued on next page)

BankUnited Financial Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

                                                                                                            Accumulated
                                                                                                                Other      Total
                                                                                                            Comprehensive  Stock-
                                                                          Paid-in    Retained    Treasury   Income (Loss)  holders
                                                                          Capital    Earnings      Stock     Net of Tax    Equity
                                                                         ---------   ---------   ---------    ---------    -------
                                                                                           (dollars in thousands)
Balance at September 30, 1997 ..........................................    86,679   $  11,988   $      --   $     861   $  99,645
  Comprehensive income:
    Net income for the year ended  September 30, 1998 ..................        --       7,357          --          --       7,357
      Payments of dividends on the BankUnited Preferred Stock ..........        --        (897)         --          --        (897)
    Other comprehensive income, net of tax .............................        --          --          --       1,016       1,016
                                                                                                                           -------
      Total comprehensive income .......................................                                                     7,476
  Issuance of Class A and Class B common stock .........................       237          --          --          --         237
  Conversion of Preferred Stock to Common Class A ......................      (463)         --          --          --        (460)
  Issuance of Class B preferred stock ..................................       398          --          --          --         398
  Preferred stock 9% tender offer ......................................       (43)         --          --          --         (43)
  Underwritten public offering and direct offering of BankUnited's
    Class A and Class B Common stock and preferred Stock, net ..........    59,055          --          --          --      59,103
  Issuance of Stock in connection with acquisitions ....................    30,416          --          --          --      30,436
  Stock options and warrants exercised .................................     2,438          --          --          --       2,440
  Common stock issued through preferred stock dividends ................        60          --          --          --          60
                                                                         ---------   ---------   ---------   ---------     -------
Balance at September 30, 1998 ..........................................   178,777      18,448          --       1,877     199,292
  Comprehensive loss:
    Net loss for the year ended September 30, 1999 .....................                (3,594)         --          --      (3,594)
    Payments of dividends on BankUnited preferred stock ................                  (773)         --          --        (773)
    Other comprehensive loss, net of tax ...............................                    --          --      (5,667)     (5,667)
                                                                                                                           -------
      Total comprehensive loss .........................................                                                   (10,034)
  Issuance of Series B Preferred Stock .................................       111          --          --          --         111
  Issuance of Class A and Class B Common Stock .........................       325          --          --          --         326
  Conversion of Class B to Class A Common Stock ........................        --          --          --          --          --
  Purchase of Class A Common Stock .....................................        --          --      (1,684)         --      (1,684)
  Stock options and warrants exercised .................................     2,007          --          --          --       2,011
  Common stock issued preferred stock dividends ........................       115          --          --          --         115
                                                                         ---------   ---------   ---------   ---------     -------
Balance at September 30, 1999 ..........................................   181,335      14,081      (1,684)     (3,790)    190,137
  Comprehensive income:
    Net income for the year ended September 30, 2000 ...................        --      15,764          --          --      15,764
    Payment of dividends on the BankUnited's Preferred Stock ...........        --        (790)         --          --        (790)
    Other comprehensive loss, net of tax ...............................        --          --          --      (1,764)     (1,764)
                                                                                                                           -------
      Total comprehensive loss .........................................                                                    13,210
    Dividend on B Preferred paid in Class A Common .....................        33          --          --          --          33
    Conversion of Class B to Class A Common Stock ......................        --          --          --          --          --
    Purchase of Class A Common Stock ...................................        --          --      (1,110)         --      (1,110)
    Purchase of Preferred Stock ........................................        --          --          (7)         --          (7)
    Stock options and other awards .....................................       324          --          --          --         324
                                                                         ---------   ---------   ---------   ---------     -------
Balance at September 30, 2000 .......................................... $ 181,692   $  29,055   $  (2,801)  $  (5,554)    202,587
                                                                         =========   =========   =========   =========     =======
                                                                                                            (continued on next page)

BankUnited Financial Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY   (continued)
For the Years Ended September 30, 2000, 1999, and 1998

     The beginning balance at September 30, 1997 of each series of BankUnited's preferred stock was as follows:

                                                  Shares         Amount
                                                 ---------      ---------
                                                  (dollars in thousands)

Series B ..................................        183,818      $       2
Series 1993 ...............................        744,870              7
Series 9% .................................        701,417              8
Series 1996 ...............................        545,191              5
                                                 ---------      ---------
Total .....................................      2,175,296      $      22
                                                 =========      =========

     The ending balance at September 30, 2000 of each series of BankUnited's preferred stock was as follows:

                                                  Shares         Amount
                                                 ---------      ---------
                                                  (dollars in thousands)

Series B ..................................        295,821      $       3
Series 9% .................................        696,117              7
                                                 ---------      ---------
Total .....................................        991,938      $      10
                                                 =========      =========

     The following table presents additional information concerning BankUnited's other comprehensive (loss) income:

                                                                                              For the Years Ended September 30,
                                                                                             -----------------------------------
                                                                                               2000          1999          1998
                                                                                             -------       -------       -------
                                                                                                   (dollars in thousands)
Other comprehensive (loss) income, net of tax:
  Unrealized holding (losses) gains arising during the period .........................      $(1,893)      $(5,698)      $ 1,278
  Less reclassification adjustments for:
    Amortization of unrealized losses on transferred securities, net of tax ...........          129            31            --
    Realized gains on securities sold included in net income ..........................           --            --          (262)
                                                                                             -------       -------       -------
Total other comprehensive (loss) income, net of tax ...................................      $(1,764)      $(5,667)      $ 1,016
                                                                                             =======       =======       =======

See accompanying notes to consolidated financial statements.

BankUnited Financial Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           For the Years Ended September 30,
                                                                                      ------------------------------------------
                                                                                      2000             1999                 1998
                                                                                      ----             ----                 ----
                                                                                               (dollars in thousands)
Cash flows from operating activities:
Net income (loss)................................................................$     15,764     $    (3,594)          $    7,357
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Provision for loan losses.........................................................      4,645           7,939                1,700
Provision (credit) for losses on tax certificates.................................        -             1,147                 (166)
Depreciation and amortization.....................................................      3,026           3,243                1,633
Amortization of fees, discounts and premiums, net.................................      3,649          24,358               11,449
Amortization of mortgage servicing rights.........................................      1,593           1,471                2,236
Amortization of goodwill..........................................................      1,565           1,555                1,070
Amortization of unrealized losses on transferred
mortgage-backed securities........................................................        209              50                  -
Amortization of issuance cost of Senior Notes.....................................        629             508                  -
       Net (gain) loss on sale of loans, mortgage-backed securities
     and other assets.............................................................        (71)              4               (4,435)
       Net gain on sale of real estate owned......................................       (647)           (154)                 (39)
Extraordinary gain on repurchase of trust preferred securities....................     (1,522)            -                    -
Loans originated for sale.........................................................     (9,287)       (140,399)            (312,749)
Proceeds from sale of loans.......................................................     10,210          23,559              177,504
(Increase) decrease  in accrued interest receivable...............................     (1,880)          8,096              (15,506)
Increase in interest payable on deposits and FHLB advances........................      1,836           2,380                3,523
Increase (decrease) in accrued taxes..............................................      3,480          (1,224)              (9,418)
(Decrease) increase in other liabilities..........................................     (5,440)          3,359               20,228
Decrease (increase) in prepaid expenses and other assets..........................     (4,300)         16,442              (17,475)
Purchase of mortgage servicing rights.............................................        -               -                   (678)
Other, net........................................................................      1,094           2,121               (2,517)
                                                                                 ------------     -----------           ----------

Net cash provided by (used in) operating activities...............................     24,553         (49,139)            (136,283)
                                                                                 ------------     -----------           ----------

Cash flows from investing activities:
Net increase in loans.............................................................   (385,007)       (180,260)          (1,392,617)
Purchase of investment securities held to maturity................................        -               -                    (50)
Purchase of investment securities available for sale..............................     (1,000)         (3,915)             (15,313)
Purchase of mortgage-backed securities held to maturity...........................    (49,824)        (19,581)                 -
Purchase of mortgage-backed securities available for sale.........................     (8,883)       (166,205)            (118,336)
Purchase of other earning assets..................................................    (50,399)        (49,649)             (46,325)
Proceeds from repayments of investment securities held to maturity................        -             9,500                4,754
Proceeds from repayments of investment securities available for sale..............      2,250           5,800               17,569
Proceeds from repayments of mortgage-backed securities held to maturity...........     30,510         115,990              223,765
Proceeds from repayments of mortgage-backed securities available for sale.........     31,999          57,663               40,399
Proceeds from repayments of other earning assets..................................     42,650          46,035               29,423
Proceeds from sale of mortgage-backed securities available for sale...............        -               -                 15,572
Proceeds from sale of real estate owned...........................................      8,398           4,542                1,225
Purchase of office properties and equipment.......................................     (3,418)         (4,689)              (8,140)
Sale of office properties and equipment...........................................        -               -                     23
Capitalized cost for loan securities..............................................        -               -                   (581)
Net decrease in tax certificates..................................................      9,116          24,045                9,276
Cash equivalents of acquisitions..................................................        -               -                 26,268
                                                                                 ------------     -----------           ----------

Net cash used in investing activities.............................................   (373,608)       (160,724)          (1,213,088)
                                                                                 ------------     -----------           ----------
                                                                                                      (continued on next page)

BankUnited Financial Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS   (Continued)

                                                                                      For the Years Ended September 30,
                                                                                 ------------------------------------------
                                                                                 2000             1999                 1998
                                                                                 ----             ----                 ----
                                                                                          (dollars in thousands)
Cash flows from financing activities:
Net increase in deposits.....................................................    329,740         154,974              774,720
Net increase in Federal Home Loan Bank advances..............................    154,979          74,981              341,982
Net (decrease) increase in other borrowings..................................    (22,496)        110,553               74,199
Increase in Capitalized costs for senior notes...............................       (300)         (2,261)                 -
Repurchase of trust preferred securities.....................................     (4,368)            -                    -
Net proceeds from issuance of trust preferred securities.....................        -               -                 98,913
Net proceeds from issuance of stock..........................................        125           2,011               60,523
Purchase of BankUnited's Class A Common and
Preferrred Stock.............................................................     (1,117)         (1,684)                 -
Dividends paid on BankUnited's preferred stock...............................       (757)           (658)                (837)
Increase in advances from borrowers for taxes and insurance..................      6,035           6,971                1,398
                                                                            ------------     -----------           ----------

Net cash provided by financing activities                                        461,841         344,887            1,350,898
                                                                            ------------     -----------           ----------

Increase in cash and cash equivalents........................................    112,786         135,024                1,527

Cash and cash equivalents at beginning of year...............................    226,535          91,511               89,984
                                                                            ------------     -----------           ----------

Cash and cash equivalents at end of year....................................$    339,321     $   226,535           $   91,511
                                                                            ============     ===========           ==========


Supplemental disclosure of non-cash investing and financing activities:
Interest paid on deposits and borrowings....................................$    217,310     $   185,136           $  163,561
Income taxes paid...........................................................$      8,615     $       -             $    3,884
Transfers from loans to real estate owned...................................$      7,517     $     7,519           $    2,226
Securitization of loans receivable..........................................$        -       $       -             $  355,469
Transfer of loans from a mortgage-backed security...........................$        -       $    14,600           $      -
Transfer of loans from held for sale to portfolio...........................$        -       $    73,825           $      -
Transfer of loans from portfolio to held for sale...........................$        -       $   288,319           $      -
Transfer of mortgage-backed securities from available for sale to
held to maturity............................................................$        -       $   156,370           $      -
Issuance of Class A Common Stock upon conversion of
preferred stock.............................................................$        -       $       -             $      460
Issuance of Class A Common Stock in connection with bank
acquisitions................................................................$        -       $       -             $   30,436


See accompanying notes to consolidated financial statements.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2000

(1) Summary of Significant Accounting Policies

     The accounting and reporting policies of BankUnited Financial Corporation ("BankUnited") and subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the savings and loan industry. Presented below is a description of BankUnited and its principal accounting policies.

(a) Basis of Presentation and Principles of Consolidation

     The consolidated financial statements include the accounts of BankUnited and its subsidiaries, including BankUnited, FSB (the "Bank"). The Bank provides a full range of banking services to individual and corporate customers through its branches in South and West Florida. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities. All significant inter-company transactions and balances have been eliminated.

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and operations for the period.

     Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the effect of prepayments on premiums on purchased loans, the valuation of mortgage servicing rights, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Premiums (discounts) on purchased loans are amortized (accreted) based, in part, on management's estimate of future prepayment rates. If actual prepayments exceed these estimates, premium (discounts) amortization (accretion) is increased (decreased) through charges to interest income in the period the excess prepayments occur. In connection with real estate owned, management obtains independent appraisals for properties.

(b) Cash and Cash Equivalents

     For the purpose of reporting cash flows, cash and cash equivalents include cash, Federal Home Loan Bank overnight deposits, and securities purchased under agreement to resell with original maturities of three months or less.

(c) Mortgage-backed Securities and Investments

     Mortgage-backed securities and other investments available for sale are carried at fair value, inclusive of unrealized gains and losses, and net of discount accretion and premium amortization computed using the level yield method. Net unrealized gains and losses are included in comprehensive income
(loss) net of applicable deferred income taxes.

     Mortgage-backed securities and investments held to maturity are carried at amortized cost. Mortgage-backed securities and investment securities that BankUnited has the positive intent and ability to hold to maturity are designated as held-to-maturity securities.

     Gains or losses on sales of mortgage securities and investments are recognized on the specific identification basis.

     Tax certificates are considered investments held to maturity and, accordingly, are carried at cost less a valuation allowance. Interest is accrued on tax certificates until payoff or until deemed uncollectible. When deemed uncollectible, accrued but uncollected interest is reversed.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(1) Summary of Significant Accounting Policies - (Continued)

(d) Allowance for Loan Losses

     A provision for losses on loans is charged to operations when, in management's opinion, the collectibility of the balances is doubtful and the carrying value is greater than the fair value, net of selling costs, of collateral dependent loans or the estimated net realizable value of other loans. The provision is based upon a review of the nature, volume, delinquency status and inherent risk of the loan portfolio in relation to the allowance for loan losses.

     Management believes that the allowance for loan losses is adequate. While management uses historical and current available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require changes to the allowance based on their judgments about information available to them at the time of their examination.

     BankUnited's non-accrual policy provides that loans are placed on non-accrual status when they are more than 90 days past due as to either principal or interest. Loans are returned to accrual status when they become less than 90 days delinquent.

(e) Loans Receivable

     Loans receivable are considered long-term investments and, accordingly, are carried at historical cost. Loans held for sale are recorded at the lower of cost or market, determined in the aggregate. In determining cost, deferred loan origination fees and costs are adjusted to the principal balances of the related loans.

(f) Loan Origination Fees, Commitment Fees, Loan Premiums and Related Costs

     Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on BankUnited's historical prepayment experience. Commitment fees and costs relating to commitments are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

     Premiums (discounts) paid on purchased loans are capitalized and recognized as an adjustment to interest income over the contractual life of the loans, adjusted for estimated prepayments based on BankUnited's historical prepayment experience. If actual prepayments exceed those estimated by BankUnited, premium (discount) amortization (accretion) is increased (decreased) through charges to interest income in the period the excess prepayments occur.

(g) Other Interest Earning Assets

     Other interest earning assets includes Federal Home Loan Bank of Atlanta
(FHLB) stock and an equity investment in the Community Reinvestment Group. The fair value is estimated to be the carrying value which is par.

(h) Office Properties and Equipment

     Office properties and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided using the estimated service lives of the assets for furniture, fixtures and equipment (7 to 10 years), and computer equipment and software (3 to 5 years), or with leasehold improvements, the term of the lease or the useful life of the improvement, whichever is shorter. Repair and maintenance costs are charged to operations as incurred, and improvements are capitalized.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(1) Summary of Significant Accounting Policies - (Continued)

(i) Accrued Interest Receivable

     Recognition of interest on the accrual method is discontinued when interest or principal payments are greater than 90 days in arrears. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed against interest income in the current period.

(j) Real Estate Owned

     Property acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of the related principal balance at foreclosure or estimated fair value less estimated costs to sell the property. Any excess of the loan balance over the fair value less estimated costs to sell the property is charged to the allowance for loan losses when the property is classified as real estate owned. The carrying value is reviewed periodically and, when necessary, any decline in the value of the real estate is charged to operations. Significant property improvements which enhance the salability of the property are capitalized to the extent that the carrying values do not exceed their estimated realizable values. Maintenance and carrying costs on the property are charged to operations as incurred.

(k) Impairment of Long-lived Assets


     Management obtains from an independent third party, on an annual basis, a market valuation of the mortgage servicing rights. Management reviews the assumptions in calculating the market value, which is then compared to BankUnited's carrying value. If necessary, mortgage servicing rights are adjusted to the lower of cost or market.


(l) Goodwill


     BankUnited reviews the carrying value of goodwill if and when economic events occur which may affect its remaining life, by estimating discounted and undiscounted cash flows as a means of determining and recognizing impairments. To date, no known economic events have occurred which were detrimental to the carrying value of goodwill.


(m) Income Taxes

     BankUnited and its subsidiaries file consolidated income tax returns. Deferred income taxes have been provided for elements of income and expense which are recognized for financial reporting purposes in periods different than such items are recognized for income tax purposes. BankUnited accounts for income taxes utilizing the liability method, which applies the enacted statutory rates in effect at the statement of financial condition date to differences between the book and tax bases of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws.

(n) Earnings (Loss) per Share

     Basic earnings (loss) per common share is computed on the weighted average number of common shares outstanding during the year. Earnings (loss) per common share, assuming dilution, assume the maximum dilutive effect of the average number of shares from stock options and the conversion equivalents of preferred stocks and certain warrants.

(o) Stock Options

     Stock options are granted to employees and directors at the fair market value of the underlying stock on the date of the grant. The proceeds from the exercise of options are credited to common stock for the par value of the shares issued, and the excess, adjusted for any tax benefit, is credited to paid-in capital.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(1) Summary of Significant Accounting Policies - (Continued)

(p) Impact of New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which requires public companies to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. Specific information to be reported for individual operating segments includes a measure of profit and loss, certain revenue and expense items, and total assets. BankUnited adopted the provisions of SFAS No. 131 during the first quarter of fiscal 1999. As the requirements of SFAS No. 131 are disclosure-related, its implementation has no impact on BankUnited's financial position or results of operations. As a community-oriented financial institution, substantially all of BankUnited's operations involve the delivery of loan and deposit products to customers. Management makes operation decisions and assesses performance based on an ongoing review of these community banking operations, which constitute BankUnited's only operating segment for financial reporting purposes.

     In October 1998, the FASB issued Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" ("SFAS No. 134") which applies to mortgage banking enterprises and other entities conducting similar operations. SFAS No. 134 requires that securities retained after a securitization of loans held for sale be accounted for in accordance with SFAS No. 115, unless the entity has entered into a commitment to sell the retained securities before or during the securitization process. Such securities would be classified as trading. SFAS No. 134 is effective for the first fiscal quarter beginning after December 15, 1998. The adoption of SFAS No. 134 is reflected in the financial statements and has not had, and is not expected to have, a material impact on BankUnited's financial position or results of operations.

     The FASB has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138 (collectively, "SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000; accordingly, BankUnited adopted SFAS 133 on October 1, 2000.

     SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

o For fair-value hedge transactions in which the Bank is hedging changes in the fair value of an asset, liability, or firm commitment, changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the hedged item's fair value.

o For cash-flow hedge transactions in which the Bank is hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.

      The ineffective portion of all hedges is recognized in current period earnings.

      Certain other derivative instruments used for risk management purposes do not meet the hedge accounting criteria and, therefore, do not qualify for hedge accounting. These derivative instruments are accounted for at fair value with changes in fair value recorded in the income statement. The Bank does not utilize other derivative instruments for risk management purposes.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(1) Summary of Significant Accounting Policies - (Continued)

(p) Impact of New Accounting Pronouncements (Continued)

During fiscal 2000, BankUnited purchased interest rate caps with a notional amount of $800 million. These caps are used to hedge the interest rate risk relating to the callable options of the FHLB advances (see Note 11).

     On October 1, 2000, in conjunction with SFAS No. 133, BankUnited accounted for the interest rate caps as fair-value hedges and recorded a net of tax, cumulative effect adjustment of $453,255 (gain) in earnings to recognize at fair value all derivative instruments that are designated as fair-value hedging instruments, offset by an adjustment of $453,255 (loss) in earnings to recognize the difference (attributable to the interest rate risks) between the carrying values and fair values of related imbedded call options in the FHLB advances.

     In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140 ("Statement No. 140") "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB No. 125" . Statement No. 140 revises the standards for accounting and reporting of securitizations, other transfers of financial assets and extinguishments of liabilities. The standards are based on a consistent application of a financial components approach which focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes financial and servicing assets it controls and the liabilities it has incurred. Derecognition of financial assets occurs when control has been surrendered and liabilities are derecognized when extinguished. Statement No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Other provisions of Statement No. 140 relating to recognition and reclassification of collateral and disclosures of securitization transactions are effective for fiscal years ending after December 15, 2000. The implementation of this statement is not expected to have a material effect on BankUnited's consolidated financial position, results of operations or cash flows.

(q) Financial Statement Reclassifications

     Certain prior period amounts have been reclassified to conform to the September 30, 2000 consolidated financial statements.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(2) Earnings (Loss) per Share

Earnings (loss) per common share is calculated as follows:

                                                                          For the Years Ended
                                                                              September 30,
                                                                   -------------------------------------
                                                                     2000          1999           1998
                                                                   --------      --------       --------
                                                             (dollars in thousands, except per share amounts)
Basic earnings (loss) per share:
    Numerator:
      Net income (loss) after preferred stock dividends .....      $ 14,974      $ (4,367)      $  6,460
                                                                   ========      ========       ========
    Denominator:
      Weighted average common shares outstanding ............        18,220        18,313         15,693
                                                                   ========      ========       ========
    Basic earnings (loss) per share .........................      $   0.82      $  (0.24)      $   0.41
                                                                   ========      ========       ========
Diluted earnings (loss) per share:
    Numerator:
      Net income (loss) after preferred stock dividends .....      $ 14,974      $ (4,367)      $  6,460
      Plus:
        Reduction of preferred stock dividends ..............           163            --            111
                                                                   --------      --------       --------
    Diluted net income (loss) available to common stock .....      $ 15,137      $ (4,367)      $  6,571
                                                                   ========      ========       ========
    Denominator:
      Weighted average common shares outstanding ............        18,220        18,313         15,693
      Plus:
        Number of common shares from the conversion of
          options and warrants(1) ...........................           117            --            655
        Number of common shares from the conversion of
          dilutive preferred stock(2) .......................           443            --            319
                                                                   --------      --------       --------
      Diluted weighted average shares outstanding ...........        18,780        18,313         16,667
                                                                   ========      ========       ========
    Diluted earnings (loss) per share .......................      $   0.81      $  (0.24)      $   0.39
                                                                   ========      ========       ========

(1) For the year ended September 30, 1999 there were 345,000, of common stock equivalent shares of dilutive options that were not included in the computation of diluted earnings per share because of their antidilutive effect (none for years ended September 30, 2000 and 1998).

(2) For the years ended September 30, 1999 and 1998 there were 378,000, and 233,000, respectively (none in 2000), of common stock equivalent shares of convertible preferred stock that were not included in the computation of diluted earnings per share because of their antidilutive effect.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(3) Acquisitions

     On January 23, 1998, BankUnited acquired Consumers Bancorp, Inc. ("Consumers") for approximately $12 million in a combination of cash and stock and merged its wholly-owned subsidiary, Consumers Savings Bank, which had assets of $104.4 million and deposits of $88.3 million as of January 23, 1998, into the Bank. The acquisition was accounted for as a purchase and resulted in goodwill of approximately $5.6 million. This acquisition did not have a material impact on the financial condition or results of operations of BankUnited.

     On June 19, 1998, BankUnited acquired Central Bank ("Central"), for 1,386,000 shares of BankUnited's Class A Common Stock, and merged Central, which had assets of $93.9 million and deposits of $65.9 million as of June 19, 1998 into the Bank. The acquisition was accounted for as a purchase and resulted in goodwill of approximately $12.8 million. This acquisition did not have a material impact on the financial condition or results of operations of BankUnited.

(4) Tax Certificates

     Tax certificates are certificates representing delinquent real estate taxes owed to the respective counties. A substantial percentage of tax certificates are for properties located in southeast Florida. BankUnited's policy was to purchase tax certificates only for properties located in Florida. As a result of the review of interest earning assets in the second quarter of fiscal 1999, the decision was made to discontinue purchasing tax certificates.

     The net carrying value of tax certificates was $5.7 million and $14.8 million at September 30, 2000 and 1999, respectively. Included in these amounts at September 30, 2000 and 1999 were $4.1 million and $2.6 million, respectively, of tax certificates for which BankUnited had made application for tax deeds. BankUnited maintains loss reserves for tax certificates that were $1.0 million and $1.2 million at September 30, 2000 and 1999, respectively.

(5) Securities Purchased under Agreements to Resell

     Interest income from securities purchased under agreements to resell aggregated approximately $1.9 million, $6.1 million and $2.5 million for the years ended September 30, 2000, 1999 and 1998, respectively.

     The following sets forth information concerning BankUnited's securities purchased under agreements to resell for the periods indicated:

                                                                                   As of and for
                                                                           the Years Ended September 30,
                                                                       --------------------------------------
                                                                         2000           1999           1998
                                                                       ---------      ---------      --------
                                                                               (dollars in thousands)
Maximum amount of outstanding agreements at any month end
  during the period .............................................      $113,000       $370,000       $ 95,032
Average amount outstanding during the period ....................      $ 29,426       $122,879       $ 44,009
Weighted average interest rate for the period ...................          6.53%          5.08%          5.56%
Maturity ........................................................      less than 30 days

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(6) Investments and Mortgage-backed Securities

Investments

     Presented below is an analysis of the carrying values and approximate market values of investments held to maturity.

                                                            September 30, 2000
                                             ------------------------------------------
                                                         Gross        Gross
                                             Carrying  Unrealized   Unrealized   Market
                                              Value      Gains        Losses     Value
                                              -----      -----        ------     -----
                                                       (dollars in thousands)
U.S. Government agency securities ......      $5,001    $   -       $  (77)      $4,924
State of Israel  Bonds .................          61        -            -           61
                                              ------    -----       ------       ------
Total ..................................      $5,062    $   -       $  (77)      $4,985
                                              ======    =====       ======       ======
                                                            September 30, 1999
                                             ------------------------------------------
                                                         Gross        Gross
                                             Carrying  Unrealized   Unrealized   Market
                                              Value      Gains        Losses     Value
                                              -----      -----        ------     -----
                                                      (dollars in thousands)
U.S. Government agency securities ......      $4,997    $   -       $  (74)      $4,923
State of Israel Bonds ..................          61        -            -           61
                                              ------    -----       ------       ------
Total ..................................      $5,058    $   -       $  (74)      $4,984
                                              ======    =====       ======       ======

     All investments held to maturity at September 30, 2000 and 1999 had maturities between one and five years.

     Presented below is an analysis of the investments designated as available for sale.

                                                                        September 30, 2000
                                                          ---------------------------------------------
                                                                       Gross        Gross
                                                         Historical  Unrealized   Unrealized    Carrying
                                                            Cost       Gains        Losses        Value
                                                          -------     -------       -------      -------
                                                                     (dollars in thousands)
U.S. government agency securities ..................      $   350     $    -        $   (10)     $   340
Equity securities ..................................        2,905          -           (115)       2,790
Trust preferred securities of other issuers ........       17,313          -         (3,040)      14,273
                                                          -------     -------       -------      -------
Total ..............................................      $20,568     $    -        $(3,165)     $17,403
                                                          =======     =======       =======      =======

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(6) Investments and Mortgage-backed Securities (Continued)

                                                                         September 30, 1999
                                                         -------------------------------------------------
                                                                         Gross        Gross
                                                         Historical   Unrealized   Unrealized    Carrying
                                                            Cost         Gains       Losses        Value
                                                          -------      -------      -------       -------
                                                                      (dollars in thousands)
U.S. Treasury notes ................................      $   503      $     1      $     -       $   504
U.S. government agency securities ..................        2,104           15           (8)        2,111
Equity securities ..................................        2,905            -         (199)        2,706
Trust preferred securities of other issuers ........       16,327            -       (1,647)       14,680
                                                          -------      -------      -------       -------
     Total .........................................      $21,839      $    16      $(1,854)      $20,001
                                                          =======      =======      =======       =======

The carrying value and market value of mortgage-backed securities held to maturity are summarized as follows:

                                                               September 30, 2000
                                             ---------------------------------------------------
                                                            Gross           Gross
                                             Carrying     Unrealized      Unrealized      Market
                                              Value         Gains          Losses         Value
                                             --------      --------      --------       --------
                                                           (dollars in thousands)
GNMA mortgage-backed securities ........     $ 85,201      $  1,006      $    (88)      $ 86,119
FNMA mortgage-backed securities ........        1,741           -             (16)         1,725
FHLMC mortgage-backed securities .......       66,947           -          (1,099)        65,848
Collateralized mortgage obligations ....       51,772           -          (2,484)        49,288
Mortgage pass-through certificates .....       16,931           594           (21)        17,504
                                             --------      --------      --------       --------
     Total .............................     $222,592      $  1,600      $ (3,708)      $220,484
                                             ========      ========      ========       ========
                                                              September 30, 1999
                                             ---------------------------------------------------
                                                              Gross        Gross
                                              Carrying     Unrealized    Unrealized      Market
                                               Value          Gains        Losses        Value
                                              --------      --------     --------       --------
                                                            (dollars in thousands)
GNMA mortgage-backed securities ........      $ 39,244      $     59     $   (168)      $ 39,135
FNMA mortgage-backed securities ........         1,915             -          (23)         1,892
FHLMC mortgage-backed securities .......        72,566             2       (1,202)        71,366
Collateralized mortgage obligations ....        63,189             -       (2,740)        60,449
Mortgage pass-through certificates .....        25,925            45          (27)        25,943
                                              --------      --------     --------       --------
    Total ..............................      $202,839      $    106     $ (4,160)      $198,785
                                              ========      ========     ========       ========

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(6) Investments and Mortgage-backed Securities (Continued)

The carrying value and historical cost of mortgage-backed securities available for sale are summarized as follows:

                                                           September 30, 2000
                                         --------------------------------------------------
                                                          Gross         Gross
                                         Historical     Unrealized    Unrealized   Carrying
                                            Cost          Gains        Losses        Value
                                         --------      --------      --------      --------
                                                       (dollars in thousands)
GNMA mortgage-backed securities ........ $ 27,486      $    167      $   (101)     $ 27,552
FNMA mortgage-backed securities ........    4,539            24          (110)        4,453
FHLMC mortgage-backed securities .......   12,835             8          (167)       12,676
Collateralized mortgage obligations ....   75,679            60        (3,284)       72,455
Mortgage pass-through certificates .....    2,592            41            (6)        2,627
                                         --------      --------      --------      --------
    Total .............................. $123,131      $    300      $ (3,668)     $119,763
                                         ========      ========      ========      ========
                                                           September 30, 1999
                                         --------------------------------------------------
                                                         Gross         Gross
                                         Historical    Unrealized   Unrealized     Carrying
                                            Cost         Gains        Losses         Value
                                         --------      --------      --------      --------
                                                       (dollars in thousands)
GNMA mortgage-backed securities ........ $ 32,543      $    179      $   (391)     $ 32,331
FNMA mortgage-backed securities ........    5,396            40          (116)        5,320
FHLMC mortgage-backed securities .......   16,949            11          (110)       16,850
Collateralized mortgage obligations ....   88,268            92        (1,552)       86,808
Mortgage pass-through certificates .....    3,072             4            --         3,076
                                         --------      --------      --------      --------
    Total .............................. $146,228      $    326      $ (2,169)     $144,385
                                         ========      ========      ========      ========

     The mortgage-backed securities have contractual maturities which range from the years 2001 to 2031, however, expected maturities will differ from contractual maturities as borrowers have the right to prepay obligations.

     During the fourth quarter of fiscal 1999, BankUnited transferred $158.9 million in mortgage-backed securities, with an aggregate market value of $156.4 million at the date of transfer, from available-for-sale to held-to-maturity. The resulting $2.5 million unrealized loss was recorded as a discount and as a component of other comprehensive income (loss) to be amortized over the life of the related security in a manner consistent with premiums and discounts.

     There were no sales of mortgage-backed securities and collateralized mortgage obligations during the years ended September 30, 2000 and 1999. Gross proceeds on sales of mortgage-backed securities and collateralized mortgage obligations were $15.6 million for the year ended September 30, 1998. Gross realized gains were $423,000 on sales of mortgage-backed securities and collateralized mortgage obligations during the year ended September 30, 1998.

     At September 30, 2000, GNMA, FNMA and FHLMC mortgage-backed securities with market values of approximately $147 million were pledged as collateral for public funds on deposit. At September 30, 2000, investment and mortgage-backed securities with an aggregate carrying value of approximately $11.1 million were pledged as collateral for repurchase agreements.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(7) Loans Receivable

     Loans receivable (including loans held for sale) consist of the following:

                                                                    As of September 30,
                                             ------------------------------------------------------------
                                                           2000                         1999
                                             -----------------------------    ---------------------------
                                                                  Percent                         Percent
                                                                    of                              of
                                                  Amount          Total         Amount             Total
                                                  ------          -----         ------             -----
                                                              (dollars in thousands)
Mortgage loans:
   One-to-four family ..................      $ 3,218,868          87.8%     $ 3,010,427           91.1%
   Multi-family ........................           70,856           1.9           30,057            0.9
   Commercial real estate ..............          155,569           4.2          141,090            4.3
   Construction ........................           38,786           1.1           15,425            0.5
   Land ................................           34,489           0.9           23,659            0.7
                                              -----------         -----      -----------          ------
      Total mortgage loans .............        3,518,568          95.9        3,220,658           97.5
                                              -----------         -----      -----------          ------
Other loans:
   Commercial ..........................           83,023           2.3           48,173            1.5
   Consumer ............................           66,480           1.8           33,878            1.0
                                              -----------         -----      -----------          ------
      Total other loans ................          149,503           4.1           82,051            2.5
                                              -----------         -----      -----------          ------
            Total loans ................        3,668,071         100.0        3,302,709          100.0

Unearned discounts, premiums and
   deferred loan fees, net .............           15,730           0.4           12,264            0.4
Allowance for loan losses ..............          (13,032)         (0.4)         (12,107)          (0.4)
                                              -----------         -----      -----------          ------
Total loan portfolio ...................      $ 3,670,769         100.0%     $ 3,302,866          100.00%
                                              ===========         =====      ===========          ======

     Of the total loan portfolio of $3.7 billion at September 30, 2000, approximately $1.7 billion, or 45.7%, represented loans secured by properties in Florida and $ 0.4 billion, or 11%, represented loans secured by properties in California. No other state represented more than 10% of BankUnited's loan portfolio.

     At September 30, 2000, the Bank had pledged approximately $2.0 billion of mortgage loans as collateral for advances from the Federal Home Loan Bank of Atlanta.

     Changes in the allowance for loan losses are as follows:

                                                     Years Ended September 30,
                                              --------------------------------------
                                                 2000           1999          1998
                                              --------       --------       --------
                                                    (dollars in  thousands)
Balance at beginning of the period .....      $ 12,107       $  6,128       $  3,693
   Provision ...........................         4,645          7,939          1,700
   Allowance from acquisitions .........           -              -            1,262
   Loan charge-off .....................        (3,859)        (2,048)          (599)
   Recoveries ..........................           139             88             72
                                              --------       --------       --------
   Balance at end of period ............      $ 13,032       $ 12,107       $  6,128
                                              ========       ========       ========

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(7) Loans Receivable - (Continued)

     As of September 30, 2000, and 1999 BankUnited had non-accrual loans of $19.8 million, and $21.4 million, respectively. For the years ended September 30, 2000, 1999 and 1998 the average amounts of non-accrual loans were $18.4 million, $20.7 million, and $12.1 million, respectively. Gross interest income that would have been recorded on non-accrual loans had they been current in accordance with original terms was $1.1 million, $1.3 million, and $1.0 million, for the years ended September 30, 2000, 1999, and 1998 respectively. The amount of interest income on such non-accrual loans included in operations for the years ended September 30, 2000, 1999 and 1998 was $0.7 million, $0.5 million, and $0.4 million, respectively. No income is recognized on loans while in non-accrual status.

(8) Office Properties and Equipment

     Office properties and equipment are summarized as follows:

                                                        As of September 30,
                                                      -----------------------
                                                        2000           1999
                                                      --------       --------
                                                       (dollars in thousands)

     Office buildings ..........................      $  2,642       $  2,605
     Leasehold improvements ....................         9,025          7,916
     Furniture, fixtures and equipment .........         9,431          8,415
     Computer equipment and software ...........         4,947          3,727
                                                      --------       --------
                  Total ........................        26,045         22,663
     Less: accumulated depreciation ............        (9,887)        (7,019)
                                                      --------       --------
     Office properties and equipment, net ......      $ 16,158       $ 15,644
                                                      ========       ========


     Depreciation expense was $3.0 million, $2.4 million, and $1.6 million, for the years ended September 30, 2000, 1999 and 1998, respectively.

     BankUnited has entered into non-cancelable leases with approximate minimum future rentals as follows:

     Years Ending September 30,                        Amount
     --------------------------                        ------
                                              (dollars in thousands)

     2001 .....................................       $  4,464
     2002 .....................................          4,115
     2003 .....................................          3,297
     2004 .....................................          2,828
     2005 .....................................          2,072
     Thereafter ...............................          9,814
                                                      --------
        Total .................................       $ 26,590
                                                      --------

     Rent expense for the years ended September 30, 2000, 1999, and 1998 was $3.5 million, $3.2 million, and $2.2 million, respectively, net of sublease income of approximately $22,300, $0.3 million and $0.1 million, respectively.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(9) Deposits

     The following table sets forth information concerning BankUnited's deposits by account type and the weighted average nominal rates at which interest is paid thereon as of the dates indicated:

                                                                          As of September 30,
                                                          ---------------------------------------------------
                                                                    2000                        1999
                                                          ----------------------     ------------------------
                                                             Amount       Rate         Amount          Rate
                                                          ----------------------     ------------------------
                                                                       (dollars in thousands)
Passbook accounts ..................................      $  324,894       4.86%     $   379,503        4.57%
                                                          ----------                 -----------

Checking:
  Non-interest-bearing .............................          72,253         --           50,075          --
  NOW accounts .....................................         116,032       2.73%         125,617        2.75%
  Insured money market .............................          90,531       4.79%          92,785        4.04%
                                                          ----------                 -----------
    Total checking accounts ........................         278,816                     268,477
                                                          ----------                 -----------
    Total passbook and checking accounts ...........         603,710                     647,980
                                                          ----------                 -----------
Certificates of deposit:
  Less than 3-month certificates of deposit ........           1,128       3.83%           2,260        4.40%
  3-5-month certificates of deposit ................          19,547       5.66%          28,943        4.63%
  6-11-month certificates of deposit ...............         410,480       6.34%         411,774        5.03%
  12-month or more certificates of deposit .........       1,293,373       6.23%       1,010,791        5.41%
  Public funds .....................................         281,300       6.02%         178,050        4.98%
                                                          ----------                 -----------
    Total certificates of deposit ..................       2,005,828                   1,631,818
                                                          ----------                 -----------
      Total ........................................      $2,609,538                 $ 2,279,798
                                                          ==========                 ===========
        Weighted average rate ......................                       5.67%                        4.83%

     Deposit accounts with balances of $100,000 or more totaled approximately $821.3 million and $597.8 million at September 30, 2000 and 1999, respectively. Included in balances of $100,000 or more are $281.3 million in public funds at September 30, 2000 and $178.1 million in public funds at September 30, 1999.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(9) Deposits - (Continued)

     Interest expense on deposits for the years ended September 30, 2000, 1999, and 1998 was as follows:

                                                            2000          1999          1998
                                                          --------      --------      --------
                                                                 (dollars in thousands)
NOW and insured money market deposits ..............      $  6,777      $  7,820      $  5,083
Passbook accounts ..................................        16,825        16,010         8,983
Certificates of deposit ............................       103,027        82,825        79,365
                                                          --------      --------      --------
                                                          $126,629      $106,655      $ 93,431
                                                          ========      ========      ========

     Early withdrawal penalties on deposits are recognized as a reduction of interest on deposits. For the years ended September 30, 2000, 1999 and 1998, early withdrawal penalties totaled $336,000, $221,000 and $217,000, respectively.

     The amounts and scheduled maturities of certificate accounts at September 30, 2000 are as follows:

     Year Ending September 30,                         Amount
     -------------------------                         ------
                                             (dollars in thousands)
     2001 .................................        $ 1,488,700
     2002 .................................            374,168
     2003 .................................            104,669
     2004 .................................             26,650
     2005 .................................             11,641
     Thereafter ...........................                 --
                                                   -----------
     Total ................................        $ 2,005,828
                                                   ===========

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(10) Securities Sold under Agreements to Repurchase

     Interest expense on securities sold under an agreement to repurchase aggregated $0.9 million, $1.4 million and $5.5 million for the years ended September 30, 2000, 1999 and 1998, respectively.

     The following sets forth information concerning repurchase agreements for the periods indicated:

                                                                          As of and for the Years Ended
                                                                                   September 30,
                                                                     ---------------------------------------
                                                                       2000           1999           1998
                                                                     --------       --------       ---------
                                                                             (dollars in thousands)
Maximum amount of outstanding agreements at any month
  end during the period .......................................      $ 30,806       $ 96,862       $192,610
Average amount outstanding during the period ..................      $ 10,621       $ 25,311       $ 97,292
Weighted average interest rate for the period .................          8.23%          5.46%          5.77%

     The $9.2 million of repurchase agreements outstanding at September 30, 2000 mature in October 2000. At September 30, 2000, 1999 and 1998, BankUnited had $11.1 million, $34.4 million and $126.3 million, respectively, of investment and mortgage-backed securities pledged under repurchase agreements.


(11) Advances from Federal Home Loan Bank

     Advances from the Federal Home Loan Bank of Atlanta incur interest and are repayable as follows:

                                                             September 30,
Repayable During Year                                  --------------------------
Ending September 30,          Interest Rate               2000            1999
--------------------    --------------------------     ----------      ----------
                                                        (dollars in thousands)
2000 ..............     5.13%       --       5.85%     $       --      $  330,000
2001 ..............     5.54%       --       6.94%        365,000         140,000
2002 ..............     5.43%       --       7.33%         25,000         125,000
2003 ..............     4.70%       --       7.24%         75,000         125,000
2004 ..............     6.47%       --       7.17%         55,000          25,000
2005 ..............     7.43%                             100,000              --
2006 ..............     6.65%                               1,426           1,447
2008(4) ...........     4.75%       --       5.50%         25,000         225,000
2009(1) ...........     4.43%       --       5.48%        125,000         125,000
2010(2)(3) ........     5.44%       --       6.94%        480,000              --
                                                       ----------      ----------
Total .............................................    $1,251,426      $1,096,447
                                                       ==========      ==========

------------------
(1) Advances for $75 million are callable by the FHLB in 2001 and $50 million are callable by FHLB in 2002.
(2) Advances for $75 million are callable by the FHLB in 2001 and $155 million are callable by FHLB in 2002.
(3)  Advances for $250 million are callable by FHLB in 2001.
(4)  Advances for $25 million are callable by the FHLB in 2003.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(11) Advances from Federal Home Loan Bank (Continued)

     The terms of a security agreement with the FHLB of Atlanta include a specific assignment of collateral that requires the maintenance of qualifying first mortgage loans as pledged collateral with unpaid principal amounts at least equal to 100% of the FHLB advances, when discounted at 85% of the unpaid principal balance. The FHLB of Atlanta stock, which is recorded at cost, is also pledged as collateral for these advances.

(12) Senior Notes

     During November 1998, the Bank established a program to issue up to $500 million aggregate principal amount of its Senior Notes backed by an irrevocable standby letter of credit of the FHLB of Atlanta. These notes may have either a fixed or floating rate of interest determined at the time of issuance and will mature no sooner than 9 months and no more than 10 years from the date of issue. On February 2, 1999, the Bank issued and sold $200 million of Senior Notes which mature five years from the date of issuance and bear interest at an annual rate of 5.40%, payable semiannually.

(13) Company Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of BankUnited

     BankUnited Capital, BankUnited Capital II and BankUnited Capital III are wholly-owned trust subsidiaries of BankUnited which were created under Delaware law for the purpose of issuing Trust Preferred Securities and investing the proceeds from the sale thereof in Junior Subordinated Deferrable Interest Debentures issued by BankUnited (the "Junior Subordinated Debentures"). BankUnited Capital, BankUnited Capital II and BankUnited Capital III issued trust preferred securities in the aggregate amounts of $70.0 million, $46.0 million and $102.5 million, respectively, and issued common securities in the aggregate amounts of $2.8 million, $1.8 million and $4.1 million, respectively. All of the proceeds of the trust preferred securities and the common securities were invested in the Junior Subordinated Debentures. The sole assets of each trust are the Junior Subordinated Debentures.

     BankUnited Capital holds $70.6 million of Junior Subordinated Debentures which pay a preferential cumulative cash distribution at an annual rate of 10.25% and mature December 31, 2026. BankUnited Capital II holds $47.6 million of Junior Subordinated Debentures which pay a preferential cumulative cash distribution at an annual rate of 9.60% and mature on June 30, 2027. BankUnited Capital III holds $102.9 million of Junior Subordinated Debentures which pay a preferential cumulative cash distribution at an annual rate of 9% and mature March 31, 2028. In conjunction with the purchase and extinguishments of Trust Preferred Securities, Junior Subordinated Debentures totaling $6.1 million were also extinguished.

     The Trust Preferred Securities pay preferential cumulative cash distributions at the same annual rate as the Junior Subordinated Debentures held by the trust subsidiary issuer. Considered together, back-up undertakings made by BankUnited with respect to the Trust Preferred Securities constitute a full and unconditional guarantee by BankUnited of the obligations of the Trust Preferred Securities.

     In November 1999, the Board of Directors of BankUnited authorized the purchase, from time to time, in the open market, or otherwise, of up to 300,000 shares of trust preferred securities issued by its trust subsidiaries (the "Trust Preferred Securities").

     BankUnited purchased 158,499 shares of Trust Preferred Securities at a cost of $4.4 million during the year ended September 30, 2000. As a result of the early extinguishment of the Trust Preferred Securities which were acquired, the purchases resulted in extraordinary gains of $0.9 million, net of $0.6 million in taxes, for the year ended September 30, 2000.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(14) Regulatory Capital

     Bank's required actual and excess regulatory levels as of September 30, 2000 and the 1999 are as follows:

                                                          Regulatory Capital
                        --------------------------------------------------------------------------------------
                                 Required                       Actual                        Excess
                        --------------------------    --------------------------    --------------------------
                           2000            1999          2000            1999          2000            1999
                        ----------      ----------    ----------      ----------    ----------      ----------
                                                         (dollars in thousands)
Core capital .........  $  134,512      $  119,919    $  335,761      $  314,355    $  201,249      $  194,436
                              3.00%           3.00%         7.49%           7.90%         4.49%           4.90%
Risk based capital ...  $  187,794      $  167,362    $  348,283      $  325,079    $  160,489      $  157,717
                              8.00%           8.00%        14.84%          15.50%         6.84%           7.50%

     Under the Office of Thrift Supervision (OTS) regulations adopted to implement the "prompt corrective action" provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), a "well capitalized" institution must have a risk-based capital ratio of 10%, a core capital ratio of 5% and a Tier 1 risk-based capital ratio of 6%. (The "Tier 1 risk-based capital" ratio is the ratio of core capital to risk-weighted assets.) The Bank is a well capitalized institution under the definitions as adopted. Regulatory capital and net income amounts as of and for the years ended September 30, 2000, 1999 and 1998 did not differ from regulatory capital and net income amounts reported to the OTS.

     Payment of dividends by the Bank is limited by federal regulations, which provide for certain levels of permissible dividend payments depending on the Bank's regulatory capital and other relevant factors.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(15) Stockholders' Equity

     BankUnited has the following capital structure:

Preferred Stock - Issued in series with rights and preferences to be designated by the Board of Directors. As of September 30, 2000, 10,000,000 shares of Preferred Stock were authorized, of which 7,152,883 shares were not designated to a particular series.

Noncumulative Convertible Preferred Stock, Series B:

     Authorized shares -1,000,000 shares as of September 30, 2000 and September 30, 1999.

     Issued and outstanding shares - 295,821 as of September 30, 2000 and 1999.

     Dividends - noncumulative cash dividends payable quarterly in cash or shares of Class A Common Stock at the option of the holder, at the fixed annual rate of $0.55 per share beginning October 1, 1997 and $0.7375 per share prior to that date.

     Preference on liquidation--voluntary liquidation at the applicable redemption price per share and involuntary liquidation at $7.375 per share.

     Redemption - Not redeemable until October 1, 2007 or later unless earlier redemption is approved by the holders of at least 50 percent of the Series B Preferred shares.

     Voting rights - two-and-one-half votes per share.

     Convertibility - convertible into 1.4959 shares (adjusted for all stock dividends) of Class B Common Stock for each share of Noncumulative Convertible Preferred Stock, Series B, surrendered for conversion, subject to adjustment on the occurrence of certain events.

     Issuances - During the fiscal year ended September 30, 2000 no Series B
         Preferred Stock was issued. During fiscal year 1999, BankUnited awarded 26,241 shares under the 1996 Incentive and Stock Award plan and 40,000 shares were issued pursuant to the exercise of options.

9% Noncumulative Perpetual Preferred Stock:

     Authorized shares - 1,847,117 shares as of September 30, 2000 and 1999.

     Issued - 697,117 as of September 30, 2000 and 1999 respectively.

     Outstanding - 696,117 as of September 30, 2000 and 697,117 as of September
         30, 1999.

     Dividends - non-cumulative cash dividends payable quarterly at the fixed annual rate of $0.90 per share.

     Preference on liquidation-voluntary liquidation at the applicable redemption price per share and involuntary liquidation at $10.00 per share.

     Redemption - at the option of BankUnited at a redemption price of $10.00 per share.

     Voting rights - nonvoting, except under certain circumstances.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(15) Stockholders' Equity (Continued)

      Issuances - For fiscal year ended September 30, 2000 BankUnited acquired
        1,000 shares of its 9% Noncumulative Perpetual Preferred Stock at a price of $7.25 per share recorded at cost as Treasury Stock. There were no issuance of shares during fiscal years ended September 30, 2000 and 1999.

Class A Common Stock - Issued in series with rights and preferences to be designated by the Board of Directors. As of September 30, 2000 and 1999, 30,000,000 shares of Class A Common Stock were authorized, of which all shares were designated to a series.

Series I Class A Common Stock:

     Authorized shares - 30,000,000 at September 30, 2000 and 1999.

     Issued - 18,093,575 shares as of September 30, 2000 and 18,049,430 shares as of September 30, 1999.

     Outstanding - 17,760,575 shares as of September 30, 2000 and 17,866,430 shares as of September 30, 1999.

     Dividends - as declared by the Board in the case of a dividend on the Class
        A Common Stock alone or not less than 110% of the amount per share of any dividend declared on the Class B Common Stock.

     Voting rights-one tenth of one vote per share.

     Issuances - During the fiscal year ended September 30, 2000, BankUnited issued 19,696 shares with the exercise of options, awards, and issuances to directors and officers of BankUnited, 4,244 shares in dividends on BankUnited's Series B Preferred Stock paid in Class A Common and 20,205 shares upon the conversion of Class B Common Stock into Class A Common Stock. Additionally, BankUnited acquired 150,000 shares of its Class A Common Stock at a price of $7.40 per share recorded at cost as Treasury Stock.

        During the fiscal year ended September 30, 1999, BankUnited issued 58,984 shares with the exercise of options and warrants, 64,176 shares in awards and issuances to directors, officers and employees of BankUnited, 13,009 shares in dividends on BankUnited's Series B Preferred Stock and 97,048 shares upon the conversion of Class B Common Stock into Class A Common Stock.

Class B Common Stock:

     Authorized shares - 3,000,000.

     Issued and outstanding - 446,262 shares as of September 30, 2000 and 458,467 shares as of September 30, 1999.

     Dividends - as declared by the Board of Directors.

     Voting rights - one vote per share.

     Convertibility - convertible into one share of Class A Common Stock for each share of Class B Common Stock surrendered for conversion, subject to adjustment on the occurrence of certain events.

     Issuances - During the fiscal year ended September 30, 2000 BankUnited issued 8,000 shares in connection with the exercise of stock options and 20,205 shares of Class B Common Stock were converted into Class A Common Stock.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(15) Stockholders' Equity (Continued)

         During the fiscal year ended September 1999, BankUnited issued 222,961 shares in connection with the exercise of stock options, awarded 811 shares to directors and officers of BankUnited and 97,048 shares of Class B Common Stock were converted into Class A Common Stock.

(16) Stock Bonus Plan, Option Agreements and Other Benefit Plans

     BankUnited maintains the 1992 Stock Bonus Plan whereby it is authorized to issue up to 125,000 shares of Class A and Class B Common Stock to provide long-term incentives and rewards to officers, directors and employees of BankUnited. As of September 30, 2000, 71,942 shares of Class A Common Stock and 54,779 shares of Class B Common Stock had been issued under the 1992 Stock Bonus Plan. As of September 30, 2000, there were 21,637 shares available for grant under the 1992 Stock Bonus Plan, due to stock awards which had been forfeited by officers and employees who terminated service with BankUnited prior to full vesting of such awards.

     BankUnited also maintains a non-statutory stock option plan under which options for up to 825,000 shares of Class A and Class B Common Stock have been granted. As of September 30, 2000, 15,952 shares were available for the grant of options under this plan due to stock awards, which had been forfeited by officers and employees who terminated service with BankUnited prior to full vesting of such awards and 304,717 options had been exercised.

     BankUnited also maintains the 1994 Incentive Stock Option Plan ("1994 plan") under which options for up to 250,000 shares of Class A and Class B Common Stock have been granted. As of September 30, 2000, 92,819 shares were available for the grant of options under this plan, due to options which have been forfeited by officers and employees who terminated service with BankUnited prior to full vesting of these options, and options for 46,110 shares had been exercised.

     In October 1994, BankUnited's Board of Directors approved several non-qualified stock option agreements (the Agreements) under which options to purchase shares of Class B Common Stock were granted at the fair market price of the Class B Common Stock on the date of the grant. The terms of the agreements, which originally expired on October 23, 1994, was extended pursuant to Stockholders' approval to October 23, 1999. As of September 30, 1999, all options granted pursuant to the Agreements had been exercised at the exercise price of $4.64 per share.

     BankUnited maintains the 1996 Incentive Compensation and Stock Award Plan ("1996 plan"). Under the 1996 plan, the Compensation Committee of the Board of Directors may grant options to purchase, or may issue in connection with stock awards, stock bonuses and restricted stock, up to (as amended in January 2000) 2,300,000 shares of Class A and Class B Common Stock and up to 650,000 shares of Series B Preferred. Since inception to September 30, 2000, options to purchase 1,719,669 shares of Class A Common Stock, 312,500 shares of Class B Common Stock and 497,000 shares of Series B Preferred Stock have been granted. Officers and employees who terminated service with BankUnited prior to full vesting of these options have forfeited options for 535,311 shares of Class A Common Stock. Options for 52,685 shares of Class A common Stock and options for 40,000 B Preferred Stock have been exercised.

     In addition, under the 1996 Special Awards Program - 92,294 shares of Common A Stock, 3,000 shares of Common B Stock and 47,003 of Series B Preferred Stock have been issued pursuant to other awards under the Plan of which 14,830 shares of class A Common Stock had been forfeited by officers and employees who terminated service with BankUnited prior to the full vesting of these awards. As of September 30, 2000, 722,678 shares of Class A and Class B Common Stock and 105,997 shares of Series B Preferred Stock were available for grant under this plan.

      Options granted under BankUnited's stock option plans expire ten years after the date of grant unless extended by the Board of Directors, and are exercisable at the fair market value of the stock on the date of grant or at a

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(16) Stock Bonus Plan, Option Agreements and Other Benefit Plans - (Continued)

subsequently adjusted exercise price. The vesting and exercisability of options granted under the 1994 Incentive Stock Option Plan and the 1996 Incentive Compensation and Stock Award Plan is determined by the Compensation Committee of BankUnited's Board of Directors at the time of the grant, and an option may be immediately vested and exercisable or become so over a period of years. If an option vests over a period of years, it is subject to forfeiture as to any portion which is not exercisable upon termination of employment.

The following table presents additional data concerning BankUnited's outstanding stock options:

                                                               Number           Option Price          Aggregate
                                                              of Shares           per Share         Option Price
                                                              ---------     ---------------------   ------------
Options outstanding, September 30, 1997 .................     1,587,525     $ 3.00  -  $   10.98   $ 10,759,609
Options granted .........................................       665,705       9.63  -      21.07     10,726,793
Options exercised .......................................      (120,991)      3.00  -      13.25       (646,547)
Options expired .........................................      (106,924)      5.73  -      13.24     (1,069,860)
Reduction of option price(1) ............................            --       9.30  -      13.91     (2,999,259)
                                                              ---------     --------------------   ------------
Options outstanding, September 30, 1998 .................     2,025,315       3.11  -      13.91     16,770,736
Options granted .........................................       796,534       6.56  -      13.18      6,872,153
Options exercised .......................................      (321,959)      3.11  -      10.85     (1,808,462)
Options expired .........................................      (209,365)      5.73  -       8.00     (1,517,153)
Reduction of option price(2) ............................            --       7.28  -      13.91     (2,404,174)
                                                              ---------     --------------------   ------------
Options outstanding, September 30, 1999 .................     2,290,525       3.11  -      13.18     17,913,100
Options granted .........................................       668,610       6.13  -       8.63      5,613,991
Options exercised .......................................       (26,020)      3.75  -       6.60       (127,394)
Options expired .........................................      (338,717)      3.32  -      11.00     (2,611,064)
                                                              ---------     --------------------   ------------
Options outstanding, September 30, 2000(3) ..............     2,594,398     $ 3.11  -  $   13.18   $ 20,788,633
                                                              =========     ======     =========   ============

(1) On September 3, 1998, BankUnited repriced options to purchase Class A Common Stock, Class B Common Stock and Series B Preferred Stock which had exercise prices which exceeded the fair market value of the underlying stock on that date. As a result of this repricing the exercise price of options to purchase 302,850 shares of Class A Common Stock and 77,500 shares of Class B Common Stock was reduced to $9.298 per share, and the exercise price of options to purchase 315,000 shares of Series B Preferred Stock was reduced to $13.909 per share.

(2) On October 14, 1998, BankUnited repriced options to purchase Class A Common Stock, Class B Common Stock and Series B Preferred Stock which had exercise prices which exceeded the fair market value of the underlying stock on that date. As a result of this repricing the exercise price of options to purchase 456,368 shares of Class A Common Stock and 595,800 shares of Class B Common Stock was reduced to $7.25 per share, and the exercise price of options to purchase 315,000 shares of Series B Preferred Stock was reduced to $10.8452 per share.

(3) As of September 30, 2000, the 2.6 million options outstanding had a remaining contractual life of approximately 7.1 years. Additionally, approximately 1.6 million of these options were exercisable at September 30, 2000, at exercise prices ranging from $3.11 to $13.18 with a weighted average exercise price of $7.75.

     BankUnited has adopted SFAS No. 123, "Accounting for Stock-Based Compensation" and as permitted by SFAS No. 123, BankUnited continues to follow the measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees, " and, accordingly, does not recognize compensation expense for its stock-based incentive plans. Had compensation cost for BankUnited's stock based incentive

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(16) Stock Bonus Plan, Option Agreements and Other Benefit Plans - (Continued)

compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology prescribed by SFAS No. 123, BankUnited's net income (loss) and earnings (loss) per share for fiscal 2000, 1999 and 1998 would have been reduced to the pro forma amounts indicated below:

                                                           2000            1999         1998
                                                           ----            ----         ----
                                                   (dollars in thousands, except per share amounts)
Net income (loss):
As Reported ......................................      $   14,974      $  (4,367)     $   6,460
Pro Forma ........................................      $   14,301      $  (5,935)     $   4,011
Basic earnings (loss) per share:
As Reported ......................................      $     0.82      $   (0.24)     $    0.41
Pro Forma ........................................      $     0.78      $   (0.32)     $    0.26
Diluted earnings (loss) per share:
As Reported ......................................      $     0.81      $   (0.24)     $    0.39
Pro Forma ........................................      $     0.77      $   (0.32)     $    0.26

     The pro forma results of operations reported above are not likely to be representative of the effects on reported income of future years due to vesting arrangements and additional option grants.

     The fair value of each option has been estimated on the date of the grant using the Black Scholes option pricing model, with the following historical weighted average assumptions applied to grants in fiscal 2000, 1999 and 1998:

                                               2000        1999        1998
                                               ----        ----        ----
Dividend yields..........................       --           --           --
Expected volatility......................       38%       40.00%       33.70%
Risk-free interest rates.................     6.21%        4.76%        5.55%
Expected life (in years).................     7.00         6.96         7.00

     Based upon the above assumptions, the weighted average fair value of options granted during 2000, 1999 and 1998 was $2,917,000, $3,993,000 and
$5,565,000, respectively.

     On September 7, 1999, the trustee of the 401(k) Plan and the trustees of the Profit Sharing Plan approved a merger and transfer agreement between the plans effective September 30, 1999. Under the terms of this agreement, the net assets of the Profit Sharing Plan were transferred and assigned to the 401(k) Plan as of September 30, 1999. The 401(k) Plan was then renamed the BankUnited 401(k) Profit Sharing Plan (the "Plan"). Under the terms of the combined plan, eligible employees are permitted to contribute up to 15% of their annual salary to the Plan. BankUnited currently intends to make quarterly matching contributions at a rate of 75% of employee contributions, up to a maximum of 6% of an employees' salary, in BankUnited's Class A Common stock. Employees are eligible to participate in the plan after six months of service and begin vesting in BankUnited's contribution after two years

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(16) Stock Bonus Plan, Option Agreements and Other Benefit Plans - (Continued)

of service at the rate of 25% per year up to 100%. For fiscal 2000, the Bank made total matching contributions of approximately $438,000.

     Prior to September 7, 1999, BankUnited had a 401(k) savings plan (the "401(k) Plan") and a separate Profit Sharing Plan. For the years ended September 30, 1999 and 1998 BankUnited made total matching contributions of approximately $159,500 and $71,900, respectively.

(17) Income Taxes

     The components of the provision (benefit) for income taxes for the years ended September 30, 2000, 1999 and 1998 are as follows:


                                         For the Years Ended
                                              September 30,
                                   ----------------------------------
                                     2000         1999         1998
                                   -------      --------      -------
                                        (dollars in thousands)
Current-federal .............      $ 8,538      $   192       $ 3,874
Current-state ...............          842            7           663
Deferred-federal ............          796       (1,941)          407
Deferred-state ..............           71         (161)           65
                                   -------      --------      -------
  Total .....................      $10,247      $(1,903)      $ 5,009
                                   =======      ========      =======

     BankUnited's effective tax (benefit) rate differs from the statutory federal income tax (benefit) rate as follows:

                                                                     Years Ended September 30,
                                              ------------------------------------------------------------------------
                                                       2000                    1999                     1998
                                              --------------------    ----------------------    ----------------------
                                               Amount          %       Amount           %       Amount             %
                                              -------        -----    --------       -------    -------         ------
                                                                      (dollars in thousands)
Tax (benefit) at federal income
  tax rate .............................      $ 8,776        35.0%    $(1,868)       (34.0)%    $ 4,229         34.20%
Increase resulting from:
State tax ..............................          594         2.4%       (192)        (3.5)         480          3.9
Other, net .............................          877         3.5%        157          2.9          300          2.4
                                              -------        -----    --------       -------    -------         ------
    Total ..............................      $10,247        40.9%    $(1,903)       (34.6)%    $ 5,009         40.50%
                                              -------        -----    --------       -------    -------         ------

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(17) Income Taxes (Continued)

The tax effects of significant temporary differences included in the deferred tax asset as of September 30, 2000 and 1999 were:

                                                                  September 30,
                                                               ------------------
                                                                2000        1999
                                                               ------      ------
                                                             (dollars in thousands)
Deferred tax asset:
   Non-accrual interest .................................      $  650      $  617
   Loan loss and other reserves .........................       5,041       4,755
   Fixed assets .........................................          14          --
   Unrealized holding losses on securities
     available for sale .................................       2,624       1,398
   Unrealized holding losses on securities
     transferred to held to maturity ....................         856         924
   Purchase accounting ..................................          --       1,154
   Loan fees ............................................          81          --
   Other ................................................         316         514
                                                               ------      ------
     Gross deferred tax asset ...........................       9,582       9,362
                                                               ------      ------
Deferred tax liability:
   FHLB stock dividends .................................          31          34
   Deferrals and amortizations ..........................       1,349       1,829
   Fixed assets .........................................          --         570
   Other ................................................       1,099         117
                                                               ------      ------
     Gross deferred tax liability .......................       2,479       2,550
                                                               ------      ------
       Net deferred tax asset ...........................      $7,103      $6,812
                                                               ======      ======

     At September 30, 2000, BankUnited had $409,000 in tax bad debt reserves originating before December 31, 1987 for which deferred taxes have not been provided. The amount becomes taxable under the Internal Revenue Code upon the occurrence of certain events, including certain non-dividend distributions. BankUnited does not anticipate any actions that would ultimately result in the recapture of this amount for income tax purposes.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(17) Income Taxes - (Continued)

The components of deferred income tax (benefit) provision relates to the following:

                                                             Years Ended September 30,
                                                        -----------------------------------
                                                          2000          1999         1998
                                                        -------       -------       -------
                                                             (dollars in thousands)
Differences in book/tax depreciation .............      $  (584)      $   702       $    15
Delinquent interest ..............................          (33)         (292)          (71)
FHLB stock dividends .............................           (3)          (72)          (19)
Loan fees ........................................          (81)            0             0
Loan loss and other reserves .....................         (286)       (3,044)         (494)
Deferrals and amortization .......................         (480)          610           (76)
Purchase accounting and other ....................        2,334            (6)        1,117
                                                        -------       -------       -------
    Total deferred taxes .........................      $   867       $(2,102)      $   472
                                                        =======       =======       =======

     In connection with the acquisition of Suncoast, BankUnited recorded deferred tax assets and liabilities for the differences between values assigned in purchase accounting and the tax bases of acquired assets and liabilities. Approximately $911,000, $911,000, and $540,000 for years ended September 30, 2000, 1999, and 1998, respectively, of this deferred tax asset was recognized as deferred tax expense and $911,000 represented the tax effect at September 30, 1999 (none in 2000), of amounts deductible for tax purposes in future periods.

     BankUnited also acquired net deferred tax assets of approximately $1,140,000 in conjunction with its acquisition of Suncoast.

     In connection with the acquisition of Consumers, BankUnited recorded deferred tax assets and liabilities for the differences between values assigned in purchase accounting and the tax bases of acquired assets and liabilities. Approximately $294,000, $300,000 and $19,000 of net deferred tax assets have been recognized as net deferred tax expense during the years ended September 30, 2000, 1999 and 1998, respectively, and $294,000 represented the tax effect at September 30, 1999 (none in 2000), of amounts deductible for tax purposes in future periods.

     In connection with the acquisition of Central, BankUnited recorded deferred tax assets and liabilities for the differences between values assigned in purchase accounting and the tax bases of acquired assets and liabilities. With respect to the Central acquisition, approximately $(51,000), $(2,800) and $7,000 of net deferred tax assets have been recognized as net deferred tax (benefit) expense during the years ended September 30, 2000, 1999 and 1998, respectively, and $51,000 represent the tax effect at September 30, 1999 (none in 2000) of amounts taxable in future periods.

     BankUnited also acquired net deferred tax liabilities of approximately $189,000 in connection with its acquisition of Consumers and net deferred tax assets of approximately $332,000 in connection with its acquisition of Central.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(18) Commitments and Contingencies

     In the normal course of business, BankUnited enters into instruments that are not recorded in the consolidated financial statements, but are required to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, purchase whole loans and securities, standby letters of credit and derivative financial instruments. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement BankUnited has in particular classes of financial instruments.

     BankUnited's exposure to credit loss in the event of nonperformance by the other party on the financial instrument is represented by the contractual amount and collateral value, if any, of those instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at September 30, 2000 were as follows:

                                                             September 30, 2000
                                                     ---------------------------------
                                                      Fixed       Variable
                                                       Rate         Rate        Total
                                                     -------      -------      -------
                                                          (dollars in thousands)
Commitments to fund loans ......................     $ 3,931      $80,387      $84,318
Domestic letters of credit .....................      12,889           --       12,889
International letters of credit ................       2,609           --        2,609
                                                     -------      -------      -------
Total ..........................................     $19,429      $80,387      $99,816
                                                     =======      =======      =======

      BankUnited evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by BankUnited, upon extension of credit is based on management's credit evaluation of the customer. Collateral varies but may include accounts receivable, property, plant and equipment, residential real estate, and income-producing commercial properties.

      Standby letters of credit are conditional commitments issued by BankUnited to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. BankUnited requires collateral to support those commitments.

      BankUnited currently holds five interest rate cap contracts with a major Wall Street firm, having an aggregate notional amount of $800.0 million. Each contract requires the counter-party to pay BankUnited quarterly interest payments based on the notional amount and the difference between the index and the cap rate, if and when the index exceeds the cap rate, in return for a one-time payment by BankUnited. The indices used in these contracts are the 5-Year Treasury rate adjusted to a constant maturity (the "5-Year CMT rate"), the 10-Year Treasury rate adjusted to a constant maturity (the "10-Year CMT rate"), the 5-Year Constant Maturity Swap rate (the "5-Year CMS rate") and the 10-Year Constant Maturity Swap rate (the "10-Year CMS rate").

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000


(18) Commitments and Contingencies (Continued)

     The following table sets forth information concerning the interest rate cap contracts.

            Notional                                Cap          Termination
             Amount                  Index          Rate            Date
     ----------------------      -------------    ---------    ----------------
     (dollars in thousands)
           $100,000                5-Year CMT      7.50%        March 23, 2002
            100,000               10-Year CMT      7.25%        March 23, 2002
            100,000                5-Year CMS      8.85%        March 23, 2003
            400,000               10-Year CMS      9.35%        March 23, 2003
            100,000               10-Year CMS      8.85%        March 23, 2003
      -------------
           $800,000
      -------------

     BankUnited entered into these contracts for the purpose of hedging a portion of BankUnited's interest rate risk against rising interest rates on certain borrowings from the Federal Home Loan Bank. As of September 30, 2000, the 5-Year CMT rate was 5.82%, the 10-Year CMT rate was 5.77%, the 5-Year CMS rate was 6.75% and the 10-Year CMS rate was 6.88%.

     The following table provides additional information regarding the interest rate caps:

                                                      As of September 30,
                                                             2000
                                                    ----------------------
                                                    (dollars in thousands)

     Aggregate notional amount ..................      $       800,000
     Amortized costs ............................      $           386
     Aggregate market value .....................      $           430

     BankUnited and the Bank have employment agreements with certain members of senior management. The employment agreements, which establish the duties and compensation of the executives, have terms ranging from two and one-half years to five years.

     BankUnited is a party to certain claims and litigation arising in the ordinary course of business. In the opinion of management, the resolution of such claims and litigation will not materially affect BankUnited's consolidated financial position or results of operations.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(19) Related Party Transactions

     BankUnited employs the services of a law firm, of which BankUnited's Chairman of the Board and Chief Executive Office is senior managing director and of which another director of BankUnited is managing director, and the services of an insurance agency, of which a member of the Board of Directors is a vice president. For the years ended September 30, 2000, 1999 and 1998, total fees, a portion of which were capitalized, paid to this law firm totaled approximately $2.5 million, $2.5 million and $2.2 million, respectively, and premiums paid to this insurance agency totaled approximately $523,000, $428,000 and $445,000, respectively. Commissions are less than 15% of the premiums paid.

     In fiscal 1997, BankUnited leased property for a new branch, which is 25% owned by BankUnited's Chairman of the Board. The lease is for a term of 3 years with four, three year options to renew. The annual rent for the property is approximately $121,000. Lease terms are comparable to those prevailing in the area for similar transactions involving non-affiliated parties at the time that the lease was signed.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(20) BankUnited Financial Corporation

     The following summarizes the major categories of BankUnited's (parent company only) financial statements:

                   Condensed Statements of Financial Condition
                   -------------------------------------------

                                                                                  As of September 30,
                                                                               -------------------------
                                                                                 2000             1999
                                                                               ---------       ---------
                                                                                 (dollars in thousands)
Assets:
    Cash ................................................................      $     228       $   1,698
    FHLB overnight deposits .............................................          7,579           2,831
    Tax certificates ....................................................            632             545
    Investments, net (market value of approximately $60 at
      September 30, 2000 and 1999) ......................................             60              60
    Investments available for sale, at market ...........................         16,039          17,361
    Mortgage-backed securities available for sale, at market ............         11,261          22,908
    Accrued interest receivable .........................................            939             952
    Investment in the Bank ..............................................        362,827         344,093
    Investment in subsidiaries ..........................................          8,385           8,527
    Other assets ........................................................         20,381          20,718
                                                                               ---------       ---------
      Total assets ......................................................      $ 428,331       $ 419,693
                                                                               =========       =========

Liabilities .............................................................      $   4,611       $   2,316
                                                                               ---------       ---------
Junior subordinated deferrable interest debentures ......................        221,133         227,240
                                                                               ---------       ---------
Stockholders' equity:
    Preferred stock .....................................................             10              10
    Common stock ........................................................            185             185
    Paid-in capital .....................................................        181,692         181,335
    Retained earnings ...................................................         29,055          14,081
    Treasury stock ......................................................         (2,801)         (1,684)
    Accumulated other comprehensive loss, net of tax ....................         (5,554)         (3,790)
                                                                               ---------       ---------
Total stockholders' equity ..............................................        202,587         190,137
                                                                               ---------       ---------
Total liabilities and stockholders' equity ..............................      $ 428,331       $ 419,693
                                                                               =========       =========

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(20) BankUnited Financial Corporation (Continued)

                       Condensed Statements of Operations
                       ----------------------------------

                                                                                 For the Years Ended September 30,
                                                                              --------------------------------------
                                                                                2000           1999           1998
                                                                              --------       --------       --------
                                                                                      (dollars in thousands)
Interest income ........................................................      $  4,225       $  4,563       $  4,808
Interest expense .......................................................        22,121         21,990         17,621
Equity income of the subsidiaries ......................................        26,858          9,036         16,227
Operating expenses .....................................................         1,665          2,943          1,495
                                                                              --------       --------       --------
Income (loss) before income taxes, extraordinary item
  and preferred stock dividends ........................................         7,297        (11,334)         1,919
Income tax benefit .....................................................        (7,531)        (7,740)        (5,438)
                                                                              --------       --------       --------
Net income (loss) before extraordinary item and
  preferred stock dividends ............................................        14,828         (3,594)         7,357
Extraordinary item (net of tax of $586) ................................           936             --             --
                                                                              --------       --------       --------
Net income (loss) before preferred stock dividends .....................        15,764         (3,594)         7,357

Preferred stock dividends ..............................................           790            773            897
                                                                              --------       --------       --------
Net income (loss) after preferred stock dividends ......................      $ 14,974       $ (4,367)      $  6,460
                                                                              ========       ========       ========

            Condensed Schedule of Other Comprehensive (Loss) Income
            -------------------------------------------------------

                                                                               For the Years Ended September 30,
                                                                              -----------------------------------
                                                                               2000           1999          1998
                                                                              -------       -------       -------
                                                                                    (dollars in thousands)
Other comprehensive (loss) income, net of tax:
Unrealized holding (losses) gains arising
  during the period ....................................................      $(1,893)      $(5,698)      $ 1,278
Less reclassification adjustment for:
Amortization of unrealized losses on transferred
  securities (net of tax) ..............................................          129            31            --
Realized gains on securities sold included in
  net income ...........................................................           --            --          (262)
                                                                              -------       -------       -------
Total other comprehensive (loss) income, net of tax ....................      $(1,764)      $(5,667)      $ 1,016
                                                                              =======       =======       =======

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(20) BankUnited Financial Corporation (Continued)

                       Condensed Statements of Cash Flows
                       ----------------------------------

                                                                                    For the Year Ended September 30,
                                                                                  -----------------------------------
                                                                                     2000         1999         1998
                                                                                  ---------    ---------    ---------
                                                                                        (dollars in thousands)
Cash flows from operating activities:
  Net income (loss) ...........................................................   $  15,764    $   (3594)   $   7,357
  Less: Undistributed income of the subsidiaries ..............................     (26,857)       (9036)     (16,227)
  Extraordinary gain on repurchase
    of trust preferred securities .............................................      (1,522)           0         --
  Other .......................................................................       2,935       (10229)      (2,508)
                                                                                  ---------    ---------    ---------
    Net cash used in operating activities .....................................      (9,680)     (22,859)     (11,378)
                                                                                  ---------    ---------    ---------

Cash flows from investing activities:
  Equity contributions to the Bank ............................................        --           --       (110,000)
  Equity contributions to subsidiaries ........................................        --           --         (4,100)
  Purchase of investment securities held to maturity ..........................        --         (3,915)     (15,363)
  Purchase of mortgage-backed securities available for sale ...................        --           --        (30,734)
  Proceeds from repayments of mortgage-backed securities available for sale ...       2,771        7,770       18,821
  Proceeds from sales of mortgage-backed securities available for sale ........       9,091         --           --
    Net increase in tax certificates ..........................................         (87)          (8)      (1,654)
                                                                                  ---------    ---------    ---------
      Net cash provided by (used in) investing activities .....................      11,775        3,847     (143,030)
                                                                                  ---------    ---------    ---------

Cash flows from financing activities:
  Net proceeds from issuance of Junior subordinated
    deferrable interest debentures ............................................        --           --        103,013
  Repurchase of trust preferred securities ....................................      (4,368)        --           --
  Dividend from Bank ..........................................................       7,300       12,137         --
  Net proceeds from issuance of common stock ..................................         125        2,010       60,502
  Net proceeds from issuance of preferred stock ...............................        --           --            488
  Purchase of treasury shares .................................................      (1,117)      (1,684)        --
  Dividends paid on preferred stock ...........................................        (757)        (658)        (837)
  Preferred Stock, Series 9% tender offer .....................................        --           --            (43)
  Preferred Stock redemption ..................................................        --           --           (424)
                                                                                  ---------    ---------    ---------
    Net cash provided by financing activities .................................       1,183       11,805      162,699
                                                                                  ---------    ---------    ---------

Increase (decrease) in cash and cash equivalents ..............................       3,278       (7,207)       8,291
Cash and cash equivalents at beginning of year ................................       4,529       11,736        3,445
                                                                                  ---------    ---------    ---------
Cash and cash equivalents at end of year ......................................   $   7,807    $   4,529    $  11,736
                                                                                  =========    =========    =========

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(21) Estimated Fair Value of Financial Instruments

     The information set forth below provides disclosure of the estimated fair value of BankUnited's financial instruments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale. The fair value estimates do not consider the tax effect that would be associated with the disposition of the assets or liabilities at their fair value estimates.

     Fair values are estimated for loan portfolios with similar financial characteristics. Loans are segregated by category, such as commercial, commercial real estate, residential mortgage, second mortgages, and other installment. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing status. The fair value of loans, except residential mortgage loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit risk inherent in the loan. The estimate of average maturity is based on historical experience with prepayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions.

       For residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for national historical prepayment estimates using discount rates based on a compilation of secondary market sources published by the OTS in their "Asset and Liability Price Tables" for September 30, 2000.

     The fair value of the tax certificates is estimated at book value as these investments historically have had relatively short lives and their yields approximate market rates. The fair value of mortgage-backed securities and investment securities is estimated based on bid prices available from securities dealers.

     The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings and NOW accounts, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

     The fair value of the 10-1/4% Trust Preferred Securities is estimated at book value as these securities are privately-placed and have no active market. The fair value of the 9.60% and 9% Trust Preferred Securities is estimated based on quoted market prices.

     The fair value of borrowings, which include FHLB advances, securities sold under agreements to repurchase and senior notes is determined by discounting the scheduled cash flows through maturity using estimated market discount rates that reflect the interest rate currently available in the market.

     The fair value of servicing rights is received from a third party provider which determines the valuation of the asset in the market.

BankUnited Financial Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2000

(21) Estimated Fair Value of Financial Instruments - (Continued)

     The fair value of the off-balance sheet financial instruments is estimated based on the OTS's valuation as contained in its September 30, 2000 "Interest Rate Risk Exposure Report" prepared for the Bank by the OTS from information provided by the Bank. The fair value of interest rate caps is determined through a third party valuation analysis.

The following table presents information for BankUnited's financial instruments at September 30, 2000 and 1999:

                                                                                 As of September 30, 2000
                                                                              -----------------------------
                                                                              Carrying Value     Fair Value
                                                                              --------------     ----------
                                                                                  (dollars in thousands)
Financial assets:
Cash and cash equivalents .................................................      $  339,321      $  339,321
Tax certificates and other investments ....................................          28,164          28,087
Mortgage-backed securities ................................................         342,355         340,247
Loans receivable ..........................................................       3,670,769       3,634,638
Mortgage servicing rights .................................................           6,227           6,895
Other interest-earning assets .............................................          62,676          62,676
Financial liabilities:
Deposits ..................................................................      $2,609,538      $2,622,965
Borrowings ................................................................       1,460,631       1,464,637
Trust Preferred Securities ................................................         212,393         204,465
Off-balance sheet financial instruments ...................................             -               636
                                                                                 As of September 30, 1999
                                                                              -----------------------------
                                                                              Carrying Value     Fair Value
                                                                              --------------     ----------
                                                                                   (dollars in thousands)
Financial assets:
Cash and cash equivalents .................................................      $  226,535      $  226,535
Tax certificates and other investments ....................................          39,874          39,800
Mortgage-backed securities ................................................         347,224         343,170
Loans receivable ..........................................................       3,302,866       3,291,502
Mortgage servicing rights .................................................           7,820           7,925
Other interest-earning assets .............................................          54,927          54,927
Financial liabilities:
Deposits ..................................................................      $2,279,798      $2,287,119
Borrowings ................................................................       1,328,148       1,312,964
Trust Preferred Securities ................................................         218,500         199,459
Off-balance sheet financial instruments ...................................             -             1,227

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     None.

PART III

Item 10. Directors and Executive Officers of BankUnited.

     The information contained under the caption "Election of Directors" to appear in BankUnited's definitive proxy statement relating to BankUnited's 2001 Annual Meeting of Stockholders, which definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of BankUnited's fiscal year covered by this report on Form 10-K (hereinafter referred to as the "Annual Meeting Proxy Statement"), is incorporated herein by reference. Information concerning the executive officers of BankUnited is included in Part I of this Report on Form 10-K.

Item 11. Executive Compensation.

     The information contained under the caption "Executive Compensation" to appear in the Annual Meeting Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

     The information contained under the caption "Security Ownership of Certain Beneficial Owners and Management" to appear in the Annual Meeting Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

     The information contained under the captions "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" to appear in the Annual Meeting Proxy Statement is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

     (a) The Following Documents Are Filed as Part of this Report:

          (1)  Financial Statements.

               The following consolidated financial statements of BankUnited and the report of the independent certified public accountants thereon filed with this report:

               Report of Independent Certified Public Accountants
               (PricewaterhouseCoopers LLP).

               Consolidated Statements of Financial Condition as of September 30, 2000 and 1999.

               Consolidated Statements of Operations for the years ended September 30, 2000, 1999 and 1998.

               Consolidated Statements of Stockholders' Equity for the years ended September 30, 2000, 1999 and 1998.

               Consolidated Statements of Cash Flows for the years ended September 30, 2000, 1999 and 1998.

               Notes to Consolidated Financial Statements.

          (2)  Financial Statement Schedules.

               Schedules are omitted because the conditions requiring their filing are not applicable or because the required information is provided in the Consolidated Financial Statements, including the Notes thereto.

          (3)  Exhibits.*

          2.1 Agreement and Plan of Merger, dated July 15, 1996, between BankUnited and Suncoast Savings and Loan Association, FSA. (Exhibit 2.1 to BankUnited's Form S-4 Registration Statement, File No. 333-13211, as filed with the Securities and Exchange Commission on October 1, 1996).

          2.2 Agreement and Plan of Merger between BankUnited and Consumers Bancorp, Inc. dated September 19, 1997 (Exhibit 2.2 to BankUnited's Form S-4 Registration Statement, File No. 333-39921, as filed with the Securities and Exchange Commission on November 10, 1997).

          2.3 Agreement and Plan of Merger between BankUnited and Central Bank dated December 30, 1997 (Exhibit 20.1 to BankUnited's Form 8-K dated December 30, 1997, as filed with the Securities and Exchange Commission on January 2, 1998).

          3.1 Articles of Incorporation of BankUnited (Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Securities and Exchange Commission on February 16, 1999).

          3.2     Bylaws of BankUnited.

          4.1 Statement of Designation of Series 1 Class A Common Stock and Class B Common Stock of BankUnited (included as an appendix to
                  Exhibit 3.1).

          4.2 Statement of Designation of Noncumulative Convertible Preferred Stock, Series A of BankUnited (included as appendix to Exhibit 3.1).

          4.3 Statement of Designation of Noncumulative Convertible Preferred Stock, Series B of BankUnited (included as appendix to Exhibit 3.1).

          4.4 Statement of Designation of Noncumulative Convertible Preferred Stock, Series C of BankUnited (included as appendix to Exhibit 3.1).

          4.5 Statement of Designation of Noncumulative Convertible Preferred Stock, Series C-II of BankUnited (included as appendix to Exhibit 3.1).

          4.6 Statement of Designation of 8% Noncumulative Convertible Preferred Stock, Series 1993 of BankUnited (included as appendix to Exhibit 3.1).

          4.7 Statement of Designation of 9% Noncumulative Perpetual Preferred Stock of BankUnited (included as an appendix to Exhibit 3.1).

          4.8 Statement of Designation of 8% Noncumulative Convertible Preferred Stock, Series 1996 of BankUnited (included as appendix to Exhibit 3.1).

          4.9 Form of Letter Agreement between BankUnited and the holders of shares of BankUnited's Noncumulative Convertible Preferred Stock, Series B (Exhibit 4.7 to BankUnited's Form 10-K Report for the year ended September 30, 1998, as filed with the Securities and Exchange Commission on December 29, 1998 [the "1998 10-K"]).

          4.10 Forms of Series 15A-F, Series 18E and Series 20A-F of Subordinated Notes of the Bank (Exhibit 4.3 to BankUnited's Form S-4 Registration Statement, File No. 33-55232, as filed with the Securities and Exchange Commission on December 2,
                  1992).

          4.11 The Advances, Specific Collateral Pledge and Security Agreement dated March 30, 1998 between the Bank and the Federal Home Loan Bank of Atlanta (Exhibit 4.9 to the 1998 10-K).

          4.12 Indenture dated November 4, 1998 between the Bank and the Bank of New York to which the Federal Home Loan Bank of Atlanta has joined as a consenting party (the "Indenture") (Exhibit 4.91 to the 1998 10-K).

          4.13 Form of the Bank's Senior Note (Fixed Rate) issuable pursuant to the Indenture (Exhibit 4.92 to the 1998 10-K).

          4.14 Form of the Bank's Senior Note (Floating Rate) issuable pursuant to the Indenture (Exhibit 4.93 to the 1998 10-K).

          4.15 The Letter of Credit Reimbursement Agreement dated November 14, 1998 between the Bank and the Federal Home Loan Bank of Atlanta (Exhibit 4.94 to the 1998 10-K).

          10.1 Non-Statutory Stock Option Plan, as amended, (Exhibit 4.9 to BankUnited's Form S-8 Registration Statement, File No. 33-76882, as filed with the Securities and Exchange Commission on March 24, 1994). **

          10.2 1992 Stock Bonus Plan, as amended (Exhibit 10.2 to BankUnited's Form 10-K Report for the year ended September 30, 1994 [the "1994 10-K"]).**

          10.3 1994 Incentive Stock Option Plan. (Exhibit 10.3 to the 1994 10-K).**

          10.4 The Bank's Profit Sharing Plan. (Exhibit 10.4 to BankUnited's Form S-2 Registration Statement, File No. 33-80791, as filed with the Securities and Exchange Commission on December 22,
                  1995).**

          10.5 1996 Incentive Compensation and Stock Award Plan, as amended by approval of BankUnited's stockholders on January 26, 2000 (Exhibit 10.2 to BankUnited's Report on Form 10-Q for the quarter ended December 31, 1999, as filed with the Securities and Exchange Commission on February 14, 2000).**

          10.6 Form of Employment Agreement between BankUnited and Alfred R. Camner (Exhibit 10.6 to the 1998 10-K).***

          10.7 Form of Employment Agreement between the Bank and Alfred R. Camner (Exhibit 10.7 to the 1998 10-K).***

          10.8 Form of Employment Agreement between the Bank and Mehdi Ghomeshi (Exhibit 10.8 to the 1998 10-K).***

          10.8.1 First Amendment to Employment Agreement between BankUnited, the Bank and Mehdi Ghomeshi (Exhibit 10.1 to BankUnited's Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the Securities and Exchange Commission on May 17,
                  1999).

          10.9 Form of Change of Control Agreement between the Bank and Earline G. Ford (Exhibit 10.11 to BankUnited's Form 10-K for the year ended September 20, 1996, as filed with the Securities and Exchange Commission on December 23, 1996).

          10.10 Form of Change of Control Agreement between the Bank and executive officers (Exhibit 10.10 to BankUnited's Report on Form 10-K for the year ended September 30, 1999 [the "1999 10-K"])

          10.11 Junior Subordinated Indenture with respect to BankUnited's 10 1/4% Junior Subordinated Debentures. (Exhibit 4.1A to BankUnited's Registration Statement on Form S-4, File No. 333-24025, as filed with the Securities and Exchange Commission on March 27, 1997).

          10.12 Supplemental Indenture (Exhibit 4.1B to BankUnited's Registration Statement on Form S-4, File No. 333-24025, as filed with the Securities and Exchange Commission on March 27,
                  1997).

          10.13 Form of Amended and Restated Trust Agreement of BankUnited Capital. (Exhibit 4.3 to BankUnited's Registration Statement on Form S-4, No. 333-24025, as filed with the Securities and Exchange Commission on March 27, 1997).

          10.14 Form of Amended and Restated Guarantee Agreement for BankUnited Capital. (Exhibit 4.5 to BankUnited's Registration Statement on Form S-4, No. 333-24025, as filed with the Securities and Exchange Commission on March 27, 1997).

          10.15 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 99.6 to BankUnited's Registration Statement on Form S-4, No. 333-24025, as filed with the Securities and Exchange Commission on March 27, 1997).

          10.16 Registration Rights Agreement (Exhibit 4.6 to BankUnited's Registration Statement on Form S-4, No. 333-24025, as filed with the Securities and Exchange Commission on March 27,
                  1997).

          10.17 Registration Rights Agreement (Exhibit 4.7 to BankUnited's Registration Statement on Form S-4, No. 333-24025, as filed with the Securities and Exchange Commission on March 27,
                  1997).

          10.18 Purchase Agreement (Exhibit 99.4 to BankUnited's Registration Statement on Form S-4, No. 333-24025, as filed with the Securities and Exchange Commission on March 27, 1997).

          10.19 Purchase Agreement (Exhibit 99.5 to BankUnited's Registration Statement on Form S-4, No. 333-24025, as filed with the Securities and Exchange Commission on March 27, 1997).

          10.20 Underwriting Agreement dated June 1997 between BankUnited and BankUnited Capital II and Raymond James and Associates, Inc. and Ryan, Beck and Co. (Exhibit 1 to Amendment No. 1 to Form S-2, No. 333-27397, as filed with the Securities and Exchange Commission on May 30, 1997).

          10.21 Form of Indenture with respect to BankUnited's 9.60% Junior Subordinated Debentures. (Exhibit 4.3 to BankUnited's Registration Statement on Form S-2, File No. 333-27597, as filed with the Securities and Exchange Commission on May 22,
                  1997).

          10.22 Trust Agreement of BankUnited Capital II. (Exhibit 4.6 to BankUnited's Registration Statement on Form S-2, File No. 333-27597, as filed with the Securities and Exchange Commission on May 22, 1997).

          10.23 Form of Amended and Restated Trust Agreement of BankUnited Capital II. (Exhibit 4.7 to BankUnited's Registration Statement on Form S-2, No. 333-27597, as filed with the Securities and Exchange Commission on May 22, 1997).

          10.24 Form of Guarantee Agreement for BankUnited Capital II. (Exhibit 4.9 to BankUnited's Registration Statement on Form S-2, No. 333-27597, as filed with the Securities and Exchange Commission on May 22, 1997).

          10.25 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.7) (Exhibit 4.10 to BankUnited's Registration Statement on Form S-2, No. 333-27597, as filed with the Securities and Exchange Commission on May 22, 1997).

          10.26 Purchase Agreement between BankUnited and BankUnited Capital III and PaineWebber Incorporated (Exhibit 1.1 to BankUnited's Amendment No. 3 to Form S-3, No. 333-28677, as filed with the Securities and Exchange Commission on March 6, 1998).

          10.27 Form of Indenture with respect to BankUnited's 9% Junior Subordinated Debentures (Exhibit 4.3 to Amendment No. 3 to BankUnited's Registration Statement on Form S-3, No. 333-28677, as filed with the Securities and Exchange Commission on March 6, 1998).

          10.28 Trust Agreement of BankUnited Capital III. (Exhibit 4.6 to BankUnited's Registration Statement on Form S-3, No. 333-28677, as filed with the Securities and Exchange Commission on June 6, 1997).

          10.29 Form of Amended and Restated Trust Agreement of BankUnited Capital III. (Exhibit 4.3 to Amendment No. 3 to BankUnited's Registration Statement on Form S-3, No. 333-28677, as filed with the Securities and Exchange Commission on March 6, 1998).

          10.30 Form of Guarantee Agreement for BankUnited Capital III. (Exhibit 4.3 to Amendment No. 3 to BankUnited's Registration Statement on Form S-3, No. 333-28677, as filed with the Securities and Exchange Commission on March 6, 1998).

          10.31 Form of Agreement as to Expenses and Liabilities (Exhibit 4.3 to Amendment No. 3 to BankUnited's Registration Statement on Form S-3, No. 333-28677, as filed with the Securities and Exchange Commission on March 6, 1998).

          10.32 Form of Underwriting Agreement dated April 2, 1998 between BankUnited and Friedman, Billings, Ramsey & Co., Inc. and PaineWebber Incorporated (Exhibit 1.1 to Amendment No. 1 to Form S-3, No. 333-48249, as filed with the Securities and Exchange Commission on April 2, 1998).

          11.1 Statement regarding calculation of earnings per common share (set forth in Footnote (2) to the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this report on Form 10-K/A for the year ended September 30, 2000).

          12.1 Statement regarding calculation of ratio of earnings to combined fixed charges and preferred stock dividends.

          21.1    Subsidiaries of the Registrant.

          23.1    Consent of PricewaterhouseCoopers LLP.

          24.1 Power of attorney (set forth on the signature page in Part IV of this Report on Form 10-K for the year ended September 30, 2000).

          27.1    Financial Data Schedule.


* Exhibits followed by a parenthetical reference are incorporated herein by reference from the documents described therein.

**  Exhibits 10.1--10.5 are compensatory plans or arrangements.

*** Contracts with Management.

(b) Reports on Form 8-K.

     During the quarter ended September 30, 2000, no Current Reports on Form 8-K were filed by BankUnited.

SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized on April 27, 2001.

                                       BANKUNITED FINANCIAL CORPORATION



                                            By: /s/ ALFRED R. CAMNER
                                            -------------------------------
                                               Alfred R. Camner
                                               Chairman of the Board and
                                               Chief Executive Officer



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on April 27, 2001 on behalf of the Registrant by the following persons and in the capacities indicated.



/s/ ALFRED R. CAMNER                     Chairman of the Board, Chief Executive
-----------------------------------------Officer, and Director
ALFRED R. CAMNER                         (Principal Executive Officer)



* President and Chief Operating Officer -----------------------------------------and Director
MEHDI GHOMESHI



*                                        Vice Chairman of the Board and Director
-----------------------------------------
LAWRENCE H. BLUM



*                                        Director and Corporate Secretary
-----------------------------------------
MARC LIPSITZ



*                                        Director
-----------------------------------------
MARC D. JACOBSON

*                                        Director
-----------------------------------------
ALLEN M. BERNKRANT



*                                        Director
-----------------------------------------
ANNE W. SOLLOWAY



*                                        Director
-----------------------------------------
NEIL MESSINGER



/s/ HUMBERTO LOPEZ                       Executive Vice President and
-----------------------------------------Chief Financial Officer
HUMBERTO LOPEZ



*By: /s/ ALFRED R. CAMNER
     ------------------------------------
         as Attorney-in-Fact

                                   APPENDIX B

                        BankUnited Financial Corporation
                   Operating Results and Financial Information
                      for the quarter ended March 31, 2001

                                                                      APPENDIX B

Bankunited Financial Corporation and Subsidiaries
Consolidated Statements of Financial Condition

                                                                                                     March 31,         September 30,
                                                                                                       2001                2000
                                                                                                    -----------         -----------
                                                                                                        (dollars in thousands,
                                                                                                         except per share data)
Assets:
     Cash                                                                                           $    30,917         $    28,681
     Federal Home Loan Bank overnight deposits                                                          326,159             247,640
     Securities purchased under agreements to resell                                                      9,682              63,000
        Tax certificates (net of reserves of $1,007 and $986, respectively)                               2,739               5,699
     Investments held to maturity (fair value of $63,239 and $4,985, respectively)                       63,352               5,062
     Investments available for sale, at fair value                                                       23,187              17,403
     Mortgage-backed securities, held to maturity (fair value of $256,415
        and $220,484, respectively)                                                                     248,693             222,592
     Mortgage-backed securities available for sale, at fair value                                       313,228             119,763
     Loans receivable, net                                                                            3,309,455           3,358,137
     Mortgage loans held for sale (fair value of $289,052 and $313,840, respectively)                   285,637             312,632
     Other interest-earning assets                                                                       71,025              62,676
     Office properties and equipment, net                                                                16,023              16,158
     Real estate owned                                                                                    1,690               2,286
     Accrued interest receivable                                                                         28,302              26,648
     Mortgage servicing rights                                                                            5,749               6,227
     Goodwill                                                                                            29,134              29,911
     Prepaid expenses and other assets                                                                   26,376              27,554
                                                                                                    -----------         -----------
        Total assets                                                                                $ 4,791,348         $ 4,552,069
                                                                                                    ===========         ===========
Liabilities and Stockholders' Equity
Liabilities:
     Deposits                                                                                       $ 2,634,086         $ 2,609,538
     Securities sold under agreements to repurchase                                                      67,043               9,205
     Advances from Federal Home Loan Bank                                                             1,417,584           1,251,426
     Senior notes                                                                                       200,000             200,000
     Company obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely junior subordinated deferrable interest
        debentures of BankUnited                                                                        205,592             212,393
     Interest payable (primarily on deposits and advances
        from Federal Home Loan Bank)                                                                     13,097              12,041
     Advance payments by borrowers for taxes and insurance                                               13,690              25,651
     Accrued expenses and other liabilities                                                              26,607              29,228
                                                                                                    -----------         -----------
        Total liabilities                                                                             4,577,699           4,349,482
                                                                                                    -----------         -----------
Stockholders' Equity:
     Preferred stock, Series B and Series 9%, $0.01 par value
        Authorized shares-10,000,000; issued shares- 992,938; outstanding shares- 991,938                    10                  10
     Class A Common Stock, $0.01 par value. Authorized shares-30,000,000; issued shares -
        18,282,325 and 18,093,575; outstanding shares-17,949,325 and 17,760,575, respectively               183                 180
     Class B Common Stock, $0.01 par value. Authorized shares-3,000,000;
        issued and outstanding shares- 505,669 and 446,262, respectively                                      5                   5
     Additional paid-in capital                                                                         182,067             181,692
     Retained earnings                                                                                   37,055              29,055
     Treasury stock, 333,000 shares of class A Common Stock and 1,000 shares of Preferred
        Series 9%                                                                                        (2,801)             (2,801)
     Accumulated other comprehensive loss                                                                (2,870)             (5,554)
                                                                                                    -----------         -----------
        Total stockholders' equity                                                                      213,649             202,587
                                                                                                    -----------         -----------
        Total liabilities and stockholders' equity                                                  $ 4,791,348         $ 4,552,069
                                                                                                    ===========         ===========

See condensed notes to consolidated financial statements

BankUnited Financial Corporation and Subsidiaries
Consolidated Statements of Operations

                                                                      For the Three Months                 For the Six Months
                                                                        Ended March 31,                      Ended March 31,
                                                                  ---------------------------         ---------------------------
                                                                     2001              2000              2001              2000
                                                                  ---------         ---------         ---------         ---------
                                                                    (dollars in thousands,               (dollars in thousands,
                                                                   except earnings per share)          except earnings per share)
Interest income:
     Interest and fees on loans                                   $  69,324         $  63,601         $ 139,904         $ 124,276
     Interest on mortgage-backed securities                           8,383             6,155            15,136            12,240
     Interest on short-term investments                                 388               287             1,123               852
     Interest and dividends on long-term investments and
       other interest-earning assets                                  2,742             1,594             5,210             3,221
                                                                  ---------         ---------         ---------         ---------
         Total interest income                                       80,837            71,637           161,373           140,589
                                                                  ---------         ---------         ---------         ---------
Interest expense:
     Interest on deposits                                            37,624            29,620            75,526            57,839
     Interest on borrowings                                          20,084            17,159            39,722            33,421
     Preferred dividends of Trust Subsidiary                          4,984             5,220            10,042            10,502
                                                                  ---------         ---------         ---------         ---------
         Total interest expense                                      62,692            51,999           125,290           101,762
                                                                  ---------         ---------         ---------         ---------
     Net interest income before provision for loan losses            18,145            19,638            36,083            38,827
Provision for loan losses                                             1,600             1,000             2,800             2,200
                                                                  ---------         ---------         ---------         ---------
     Net interest income after provision for loan losses             16,545            18,638            33,283            36,627
                                                                  ---------         ---------         ---------         ---------
Non-interest income:
     Service fees, net                                                1,539               994             3,144             1,937
     Net gain on sale of loans, mortgage-backed securities
        and other assets                                                692              --                 735              --
     Other                                                              704               576             1,120               940
                                                                  ---------         ---------         ---------         ---------
         Total non-interest income                                    2,935             1,570             4,999             2,877
                                                                  ---------         ---------         ---------         ---------
Non-interest expense:
     Employee compensation and benefits                               5,181             5,222            10,350            10,094
     Occupancy and equipment                                          2,215             1,998             4,350             4,145
     Insurance                                                          262               264               510               674
     Professional fees-legal and accounting                             662               911             1,568             1,798
     Telecommunications and data processing                             849               781             1,569             1,424
     Loan servicing expense                                           1,234             1,454             2,518             2,947
     Real estate owned operations                                       (84)              (82)             (166)             (191)
     Advertising and promotion expense                                  597             1,256             1,311             1,970
     Amortization of goodwill                                           389               389               777               777
     Other operating expenses                                         1,474             1,560             2,924             3,103
                                                                  ---------         ---------         ---------         ---------
         Total non-interest expenses                                 12,779            13,753            25,711            26,741
                                                                  ---------         ---------         ---------         ---------
     Income before income taxes, extraordinary item
      and preferred stock dividends                                   6,701             6,455            12,571            12,763
Income taxes                                                          2,529             2,635             4,937             5,214
                                                                  ---------         ---------         ---------         ---------
     Income before extraordinary item and preferred
       stock dividends                                                4,172             3,820             7,634             7,549
Extraordinary item (net of tax)                                         211               261               761               692
                                                                  ---------         ---------         ---------         ---------
     Net income before preferred stock dividends                      4,383             4,081             8,395             8,241
Preferred stock dividends                                               198               198               395               395
                                                                  ---------         ---------         ---------         ---------
     Net income                                                   $   4,185         $   3,883         $   8,000         $   7,846
                                                                  =========         =========         =========         =========
Earnings Per Share:
     Basic
         Net income before extraordinary item                     $    0.22         $    0.20         $    0.39         $    0.39
         Extraordinary item (net of tax)                               0.01              0.01              0.05              0.04
                                                                  ---------         ---------         ---------         ---------
             Net income                                           $    0.23         $    0.21         $    0.44         $    0.43
                                                                  =========         =========         =========         =========
     Diluted
         Net income before extraordinary item                     $    0.21         $    0.20         $    0.38         $    0.38
         Extraordinary item (net of tax)                               0.01              0.01              0.04              0.04
                                                                  ---------         ---------         ---------         ---------
             Net income                                           $    0.22         $    0.21         $    0.42         $    0.42
                                                                  =========         =========         =========         =========
Weighted average number of common shares outstanding
  during the period:
     Basic                                                           18,421            18,189            18,345            18,247
                                                                  =========         =========         =========         =========
     Diluted                                                         19,475            18,726            19,139            18,851
                                                                  =========         =========         =========         =========

See condensed notes to consolidated financial statements

BankUnited Financial Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity


                                                                   For the Six Months Ended March 31, 2001 and 2000
                                                   -------------------------------------------------------------------------------
                                                                                                          Accumulated
                                                                                                             Other
                                                                        Additional                       Comprehensive     Total
                                                   Preferred    Common    Paid-in   Retained    Treasury      Loss     Stockholders'
                                                     Stock      Stock     Capital   Earnings      Stock   Net of Taxes    Equity
                                                   ---------  ---------  ---------  ---------   ---------   ---------    ---------
                                                                            (dollars in thousands)
Balance at September 30, 2000 .................... $      10  $     185  $ 181,692  $  29,055   $  (2,801)  $  (5,554)   $ 202,587
  Comprehensive income:
    Net income for the six months ended
      March 31, 2001 .............................        --         --         --      8,395          --          --        8,395
    Payments of dividends on the
      BankUnited Preferred Stock .................        --         --         --       (395)         --          --         (395)
    Other comprehensive income, net of tax .......        --         --         --         --          --       2,684        2,684
                                                                                                                         ---------
          Total comprehensive income .............                                                                          10,684

  Stock issued through the
    exercise of options, restricted
    stock grants and employee
    stock grants .................................        --          3        375         --          --          --          378
                                                   ---------  ---------  ---------  ---------   ---------   ---------    ---------
Balance at March 31, 2001 ........................ $      10  $     188  $ 182,067  $  37,055   $  (2,801)  $  (2,870)   $ 213,649
                                                   =========  =========  =========  =========   =========   =========    =========
Balance at September 30, 1999 .................... $      10  $     185  $ 181,335  $  14,081   $  (1,684)  $  (3,790)   $ 190,137
  Comprehensive income:
    Net income for the six months ended
      March 31, 2000 .............................        --         --         --      8,241          --          --        8,241
    Payments of dividends on the
      BankUnited Preferred Stock .................        --         --         --       (395)         --          --         (395)
    Other comprehensive income, net of tax .......        --         --         --         --          --      (1,461)      (1,461)
                                                                                                                         ---------
          Total comprehensive income .............                                                                           6,385

  Stock issued through the
    exercise of options, restricted
    stock grants, directors'
    compensation and employee
    stock grants .................................        --          1        189         --          --          --          190
  Treasury stock acquired ........................        --         --         --         --      (1,117)         --       (1,117)
  Common stock issued through
     preferred stock dividends ...................        --         --         34         --          --          --           34
                                                   ---------  ---------  ---------  ---------   ---------   ---------    ---------
Balance at March 31, 2000 ........................ $      10  $     186  $ 181,558  $  21,927   $  (2,801)  $  (5,251)   $ 195,629
                                                   =========  =========  =========  =========   =========   =========    =========

See condensed notes to consolidated financial statements

BankUnited Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

                                                                                              For the Six Months Ended
                                                                                                      March 31,
                                                                                               -----------------------
                                                                                                 2001          2000
                                                                                               ---------     ---------
                                                                                                (dollars in thousands)
Net income before preferred stock dividends ...............................................    $   8,395     $   8,241
 Adjustments to reconcile net income before preferred stock dividends to net cash (used in ) provided by operating activities:
  Provision for loan losses ...............................................................        2,800         2,200
  Depreciation and amortization ...........................................................        1,492         1,542
  Amortization of fees, discounts and premiums, net .......................................        1,818         2,210
  Amortization of mortgage servicing rights ...............................................          729           820
  Amortization of goodwill ................................................................          777           777
  Amortization of unrealized losses on transferred
   mortgage-backed securities .............................................................         (110)         (122)
  Amortization of issuance cost of Senior Notes ...........................................          266           368
    Net gain on sale of loans, mortgage-backed securities
      and other assets ....................................................................         (735)           --
    Net gain on sale of real estate owned .................................................         (268)         (398)
    Extraordinary gain on repurchase of trust preferred securities ........................       (1,237)       (1,105)
 Loans originated for sale ................................................................      (31,113)           --
 Proceeds from sale of loans ..............................................................       12,126            --
 Increase in accrued interest receivable ..................................................       (1,654)         (895)
 Increase (decrease) in interest payable on deposits and FHLB advances ....................        1,056          (964)
 (Decrease) increase in accrued taxes .....................................................          219         1,587
 (Decrease) increase in accrued expenses and other liabilities ............................       (4,303)        6,656
 Decrease (increase) in prepaid expenses and other assets .................................          861        (4,759)
Other, net ................................................................................           (8)        2,640
                                                                                               ---------     ---------
    Net cash (used in) provided by operating activities ...................................       (8,889)       18,798
                                                                                               ---------     ---------
Cash flows from investing activities:
 Net increase in loans ....................................................................      (47,556)     (266,072)
 Purchase of investment securities held to maturity .......................................      (63,233)       (1,413)
 Purchase of investment securities available for sale .....................................       (4,996)           --
 Purchase of mortgage-backed securities held to maturity ..................................      (50,320)      (49,824)
 Purchase of mortgage-backed securities available for sale ................................     (112,459)           --
 Purchase of other earning assets .........................................................      (32,949)      (21,099)
 Proceeds from repayments of investment securities held to maturity .......................        5,000            --
 Proceeds from repayments of investment securities available for sale .....................          350         1,750
 Proceeds from repayments of mortgage-backed securities held to maturity ..................       24,305        13,942
 Proceeds from repayments of mortgage-backed securities available for sale ................       10,933        11,403
 Proceeds from sale of mortgage-backed securities held to maturity ........................           21            --
 Proceeds from sale of mortgage-backed securities available for sale ......................       48,382            --
 Proceeds from repayments of other earning assets .........................................       24,600        18,350
 Proceeds from sale of real estate owned ..................................................        1,665         5,937
 Purchase of office properties and equipment ..............................................       (1,430)       (1,431)
    Net decrease in tax certificates ......................................................        2,960         5,312
                                                                                               ---------     ---------
    Net cash used in investing activities .................................................    $(194,727)    $(283,145)
                                                                                               ---------     ---------
                                                                                               (continued on next page)

BankUnited Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows (Continued)

                                                                                              For the Six Months Ended
                                                                                                      March 31,
                                                                                               -----------------------
                                                                                                 2001          2000
                                                                                               ---------     ---------
                                                                                                (dollars in thousands)
Cash flows from financing activities:
 Net increase in deposits .................................................................    $  24,548     $ 158,782
 Net increase in Federal Home Loan Bank advances ..........................................      166,158        54,979
 Net increase (decrease) in other borrowings ..............................................       57,838       (25,021)
 Capitalized costs for the maintenance of senior notes ....................................         (263)         (310)
 Repurchase of trust preferred securities .................................................       (5,250)       (2,652)
 Net proceeds from issuance of stock ......................................................          378            47
 Purchase of BankUnited's Class A Common and
   Preferred Stock ........................................................................           --        (1,117)
 Dividends paid on BankUnited's preferred stock ...........................................         (395)         (361)
 Decrease in advances from borrowers for taxes and insurance ..............................      (11,961)       (8,098)
                                                                                               ---------     ---------
    Net cash provided by financing activities .............................................    $ 231,053     $ 176,249
                                                                                               ---------     ---------

Increase (decrease) in cash and cash equivalents ..........................................       27,437       (88,098)

Cash and cash equivalents at beginning of period ..........................................      339,321       226,535
                                                                                               ---------     ---------
Cash and cash equivalents at end of period ................................................    $ 366,758     $ 138,437
                                                                                               =========     =========
Supplemental disclosure of non-cash investing and financing activities:
  Securitization of loans receivable and mortgage loans held for sale .....................    $ 136,845     $      --
  Transfers from loans to real estate owned ...............................................    $     974     $   4,848

See condensed notes to consolidated financial statements

                BANKUNITED FINANCIAL CORPORATION AND SUBSIDIARIES
              Condensed Notes To Consolidated Financial Statements

1.      Basis of Presentation and Principles of Consolidation

        The accompanying unaudited consolidated financial statements include the accounts of BankUnited Financial Corporation ("BankUnited") and its subsidiaries, including BankUnited, FSB (the "Bank"). All significant intercompany transactions and balances have been eliminated.

        The unaudited consolidated financial statements have been prepared in conformity with Rule 10-01 of Regulation S-X of the Securities and Exchange Commission and therefore do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, all adjustments (consisting of normal recurring accruals), which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. Operating results for the six-month period ended March 31, 2001 are not necessarily indicative of the results which may be expected for the year ending September 30, 2001. For further information, refer to the Consolidated Financial Statements and Notes thereto included in BankUnited's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2000.

        Certain prior period amounts have been reclassified to conform to the March 31, 2001 consolidated financial statements.

2.       Earnings Per Share

         The following tables reconcile basic and diluted earnings per share for the three and six months ended March 31, 2001 and 2000.

                                                                           For the Three Months Ended  For the Six Months Ended
                                                                                     March 31,                March 31,
                                                                            -------------------------  -------------------------
                                                                                 2001       2000           2001       2000
                                                                                -------    -------        -------    -------
                                                                             (dollars in thousands,    (dollars in thousands,
                                                                           except per share amounts)  except per share amounts)
Basic earnings per share:
      Numerator:
        Net income after preferred stock dividends
         and before extraordinary item .....................................    $ 3,974    $ 3,622        $ 7,239    $ 7,154
         Extraordinary item ................................................        211        261            761        692
                                                                                -------    -------        -------    -------
        Net Income .........................................................    $ 4,185    $ 3,883        $ 8,000    $ 7,846
                                                                                =======    =======        =======    =======
      Denominator:
        Weighted average common shares outstanding .........................     18,421     18,189         18,345     18,247
                                                                                =======    =======        =======    =======

       Basic earnings per share before extraordinary item ..................    $  0.22    $  0.20        $  0.39    $  0.39
       Basic earnings per share from extraordinary item ....................       0.01       0.01           0.05       0.04
                                                                                -------    -------        -------    -------
       Basic earnings per share ............................................    $  0.23    $  0.21        $  0.44    $  0.43
                                                                                =======    =======        =======    =======
Diluted earnings per share:
      Numerator:
        Net income after preferred stock dividends
         and before extraordinary item .....................................    $ 3,974    $ 3,622        $ 7,239    $ 7,154
      Plus:
        Reduction of preferred stock dividends .............................         40         40             81         81
                                                                                -------    -------        -------    -------
      Diluted net income available to common stock
        before extraordinary item ..........................................      4,014      3,662          7,320      7,235
        Extraordinary item .................................................        211        261            761        692
                                                                                -------    -------        -------    -------
      Diluted net income available to common stock .........................    $ 4,225    $ 3,923        $ 8,081    $ 7,927
                                                                                =======    =======        =======    =======

      Weighted average common shares outstanding ...........................     18,421     18,189         18,345     18,247
      Plus:
       Number of common shares from the conversion of
        options and warrants ...............................................        611         94            351        161
       Number of common shares from the conversion of
        preferred stock ....................................................        443        443            443        443
                                                                                -------    -------        -------    -------
      Diluted weighted average shares outstanding ..........................     19,475     18,726         19,139     18,851
                                                                                =======    =======        =======    =======

      Diluted earnings per share before extraordinary item .................    $  0.21    $  0.20        $  0.38    $  0.38
      Diluted earnings per share from extraordinary item ...................       0.01       0.01           0.04       0.04
                                                                                -------    -------        -------    -------
      Diluted earnings per share ...........................................    $  0.22    $  0.21        $  0.42    $  0.42
                                                                                =======    =======        =======    =======

3.       Capital

         The Office of Thrift Supervision ("OTS") requires that the Bank meet minimum regulatory, core and risk-based capital requirements. Currently, the Bank exceeds all regulatory capital requirements. The Bank's required, actual and excess regulatory capital levels as of March 31, 2001 and 2000 were as follows:

                                                               Regulatory Capital
                                   -----------------------------------------------------------------------------
                                          Required                    Actual                     Excess
                                   -----------------------    ----------------------     -----------------------
                                      2001          2000        2001          2000          2001          2000
                                   ---------     ---------    ---------    ---------     ---------     ---------
                                                              (dollars in thousands)
Core capital ...................   $ 141,796     $ 125,592    $ 350,181    $ 328,872     $ 208,385     $ 203,280
     % of Assets                         3.0%          3.0%         7.4%         7.9%          4.4%          4.9%

Risk based capital .............   $ 192,560     $ 176,325    $ 363,140    $ 340,896     $ 170,580     $ 164,571
     % of Assets                         8.0%          8.0%        15.1%        15.5%          7.1%          7.5%

4.       Comprehensive Income

         BankUnited's comprehensive income includes all items which comprise net income plus other comprehensive income which includes the unrealized holding gains and losses on available for sale securities. For the three and six months ended March 31, 2001 and 2000, BankUnited's other comprehensive income (loss) was as follows:

                                                                    For the Three Months Ended   For the Six Months Ended
                                                                             March 31,                    March 31,
                                                                        ------------------           ------------------
                                                                          2001       2000              2001       2000
                                                                        -------    -------           -------    -------
                                                                      (dollars in thousands)       (dollars in thousands)
Other comprehensive income (loss), net of taxes:
Unrealized holding gains (losses) arising
   during the period ...............................................    $ 1,918    $  (347)          $ 2,616    $(1,536)
  Reclassification adjustment for:
    Realized gains on sales during the period ......................         --         --                --         --
    Amortization of unrealized losses on
       transferred securities ......................................         34         43                68         75
                                                                        -------    -------           -------    -------
Total other comprehensive income (loss), net of taxes ..............    $ 1,952    $  (304)          $ 2,684    $(1,461)
                                                                        =======    =======           =======    =======

5.       Adoption of Statement of Financial Accounting Standard No.133

         BankUnited adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138 (collectively, "SFAS 133"), on October 1, 2000.

         SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives designated as part of a hedge transaction are recorded each period in current earnings for fair value hedges or other comprehensive income for cash flow hedges.

         At October 1, 2000, BankUnited was party to interest rate caps with a notional face value of $800.0 million. These caps are used to hedge the interest rate risk relating to the callable options of the FHLB advances.

         In conjunction with the adoption of SFAS 133 on October 1, 2000, BankUnited accounted for the interest rate caps as fair value hedges, and in accordance with the transition provisions of SFAS 133, recorded a cumulative effect adjustment loss of approximately $453,000, net of tax, which was reflected in earnings. This was done in order to recognize, at fair value, all derivative instruments that are designated as fair value hedging instruments. The loss of $453,000 was offset by a corresponding gain of approximately $453,000, net of tax, which was also reflected in earnings. The gain was to recognize the difference, attributable to the interest rate risks, between the carrying values and fair values of the related embedded call options in the FHLB advances.

         During the three months and six months ended March 31, 2001, BankUnited recorded fair value adjustments of approximately $39,000 and $316,000, respectively, loss in earnings to recognize the change in the fair value of existing derivative instruments and fair value adjustments of $40,000 and $317,000, respectively, gain in earnings to recognize the change in the fair value of the related embedded call options in the FHLB advances. Both gains and losses are recorded as a component of interest on borrowings in the Statement of Operations.

6.       Commitments and Contingencies

         BankUnited is a party to certain claims and litigation arising in the ordinary course of business. In the opinion of management, the resolution of such claims and litigation will not materially affect BankUnited's consolidated financial position or results of operations.

7.       Extraordinary Item

         In November 1999, the Board of Directors of BankUnited authorized the purchase, from time to time, in the open market, or otherwise, of up to 300,000 shares of Trust Preferred Securities issued by its trust subsidiaries (the "Trust Preferred Securities").

         BankUnited purchased 2,000 shares of Trust Preferred Securities at a cost of $1.6 million during the three months ended March 31, 2001, resulting in total purchases of 6,800 Trust Preferred Securities at a cost of $5.3 million for the six months ended March 31, 2001. As a result of the early extinguishments of the Trust Preferred Securities, the purchases resulted in extraordinary gains of $0.2 million, net of $0.1 million in taxes, for the three months ended March 31, 2001, and $0.8 million, net of $0.4 million in taxes, for the six months ended March 31, 2001. From November 1999 to date, BankUnited has purchased a total of 165,299 shares of Trust Preferred Securities at a cost of $9.7 million.

================================================================================

You should rely on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition and prospects may have changed since that date.

                   --------------------

                     TABLE OF CONTENTS


                                                     Page
                                                     ----
Summary.............................................   1
Summary Consolidated Financial Information..........   2
Risk Factors........................................   4
BankUnited .........................................  10
Use of Proceeds.....................................  13
Capitalization......................................  14
Price Range of Class A Common Stock
   and Dividends....................................  15
Selected Consolidated Financial Information.........  16
Management's Discussion and Analysis
    of Financial Condition and
    Results of Operations...........................  18
Management .........................................  33
Executive Compensation..............................  35
Security Ownership of Certain Beneficial
   Owners and Management............................  38
Description of Capital Stock........................  41
Underwriting........................................  45
Legal Matters ......................................  47
Experts.............................................  47
Where You Can Find Information......................  47
Incorporation of Certain Documents
    by Reference....................................  48
Appendix A - Annual Report on Form 10-K/A
    of BankUnited Financial Corporation for
    the Year Ended September 30, 2000............... A-1
Business of BankUnited Financial
    Corporation..................................... A-3
    Regulation......................................A-21
    Taxation........................................A-27
Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations...................................A-36
    Consolidated Financial Statements...............A-62
Appendix B - Operating Results and Financial
    Information of BankUnited Financial
    Corporation for the Quarter Ended
    March 31, 2001.................................. B-1

                              5,000,000 Shares of

                                     [LOGO]

                              BANKUNITED FINANCIAL
                                  CORPORATION

                              Class A Common Stock

                                   ----------
                                   PROSPECTUS
                                   ----------

                                 RAYMOND JAMES

                               KEEFE, BRUYETTE &
                                  WOODS, INC.

                                 MORGAN KEEGAN
                                & COMPANY, INC.

                              TUCKER ANTHONY SUTRO
                                CAPITAL MARKETS


                           ___________________, 2001

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

                  The expenses in connection with the offering of the securities to which this Registration Statement relates which will be borne by the Company, are as set forth below. With the exception of the Commission and National Association of Securities Dealers, Inc. ("NASD") filing fees, all amounts shown are estimates.

                                                                       Amount
                                                                       ------
                  SEC registration fee...........................  $     17,380

                  NASD filing fee................................  $      7,453

                  NASDAQ listing fee.............................  $     17,500

                  Transfer agent's fees and expenses.............  $      3,500

                  Legal fees and expenses........................  $    350,000

                  Accounting fees and expenses...................  $    100,000

                  Printing and mailing expenses..................  $    100,000

                  Blue Sky fees and expenses.....................  $      7,500

                  Miscellaneous..................................  $     15,000
                                                                   ------------
                    TOTAL........................................  $    618,333
                                                                   ============

Item 15.          Indemnification of Directors and Officers.

                  Article IX of the Articles of Incorporation of the Company provides that the Company shall indemnify its officers and directors to the fullest extent permitted by law.

                  The Bylaws of the Company provide that the Company will indemnify any person against whom an action is brought or threatened because that person is or was a director, officer or employee of the Company for any amount for which that person becomes liable under a judgment in such action and reasonable costs and expenses, including attorneys' fees. Such indemnification may only be made, however, if (i) final judgment on the merits is in his or her favor or (ii) in case of settlement, final judgment against him or her or final judgment in his or her favor, other than on the merits, if a majority of the Board of Directors of the Company determines that he or she was acting in good faith within the scope of his or her duties and for a purpose he or she could have reasonably believed under the circumstances was in the best interests of the Company.

                  Section 607.0831 of the Florida Business Corporation Act provides, among other things, that a director is not personally liable for monetary damages to a company or any other person for any statement, vote, decision, or failure to act, by the director, regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and such breach or failure constitutes (a) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director derived an improper personal benefit; (c) a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act (relating to the liability of the directors for improper distributions) are applicable; (d) willful misconduct or a conscious disregard for the best interest of the company in the case of a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a stockholder; or (e) recklessness or an act or omission in bad faith or with malicious purpose or with wanton and willful disregard of human rights, safety or property, in a proceeding by or in the right of someone other than such company or a stockholder.

                  Section 607.0850 of the Florida Business Corporation Act authorizes, among other things, the Company to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company in such a position for any entity) against liability incurred in connection with such proceeding, if he or she acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

                  The Florida Business Corporation Act requires that a director, officer or employee be indemnified for expenses (including attorneys' fees) to the extent that he or she has been successful on the merits or otherwise in the defense of any proceeding. Florida law also allows expenses of defending a proceeding to be advanced by a company before the final disposition of the proceedings, provided that the officer, director or employee undertakes to repay such advance if it is ultimately determined that indemnification is not permitted.

                  The Florida Business Corporation Act states that the indemnification and advancement of expenses provided pursuant to Section
607.0850 is not exclusive and that indemnification may be provided by a company pursuant to other means, including agreements or bylaw provisions. Florida law prohibits indemnification or advancement of expenses, however, if a judgment or other final adjudication establishes that the actions of a director, officer or employee constitute (i) a violation of criminal law, unless he or she had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which such person derived an improper personal benefit; (iii) willful misconduct or conscious disregard for the best interests of the company in the case of a derivative action or a proceeding by or in the right of a stockholder, or (iv) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act (relating to the liability of directors for improper distributions) are applicable.

                  The Company has purchased director and officer liability insurance that insures directors and officers against liabilities in connection with the performance of their duties.

Item 16.          Exhibits.(1)

                  The following is a list of Exhibits to this Registration
Statement:

       1.1        Form of Underwriting Agreement.

       2.1 Agreement and Plan of Merger, dated July 15, 1996, between BankUnited and Suncoast Savings and Loan Association, FSA. (Exhibit 2.1 to BankUnited's Form S-4 Registration Statement, File No. 333-13211, as filed with the Securities and Exchange Commission on October 1, 1996).

       2.2 Agreement and Plan of Merger between the Company and Consumers Bancorp, Inc. dated September 19, 1997 (Exhibit 2.2 to BankUnited's Form S-4 Registration Statement, File No. 333-39921, as filed with the Securities and Exchange Commission on November 10, 1997).

       2.3 Agreement and Plan of Merger Between the Company and Central Bank dated December 30, 1997. (Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 30, 1997, as filed with the Securities and Exchange Commission on January 2,
                  1998).

       4.1 Statement of Designation of Series 1 Class A Common Stock and Class B Common Stock of BankUnited (included as an appendix to
                  Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.2 Statement of Designation of Noncumulative Convertible Preferred Stock, Series A of BankUnited (included as appendix to Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.3 Statement of Designation of Noncumulative Convertible Preferred Stock, Series B of BankUnited (included as appendix to Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.4 Statement of Designation of Noncumulative Convertible Preferred Stock, Series C of BankUnited (included as appendix to Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.5 Statement of Designation of Noncumulative Convertible Preferred Stock, Series C-II of BankUnited (included as appendix to Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.6 Statement of Designation of 8% Noncumulative Convertible Preferred Stock, Series 1993 of BankUnited (included as appendix to Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.7 Statement of Designation of 9% Noncumulative Perpetual Preferred Stock of BankUnited (included as an appendix to Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.8 Statement of Designation of 8% Noncumulative Convertible Preferred Stock, Series 1996 of BankUnited (included as appendix to Exhibit 3.1 to BankUnited's Form 10-Q Report for the quarter ended December 31, 1998, as filed with the Commission on February 16, 1999).

       4.9 Form of Letter Agreement between BankUnited and the holders of shares of BankUnited's Noncumulative Convertible Preferred Stock, Series B (Exhibit 4.7 to BankUnited's Form 10-K Report for the year ended September 30, 1998, as filed with the Commission on December 29, 1998 [the "1998 10-K"]).

       4.10 Forms of Series 15A-F, Series 18E and Series 20A-F of Subordinated Notes of the Bank (Exhibit 4.3 to BankUnited's Form S-4 Registration Statement, File No. 33-55232, as filed with the Commission on December 2, 1992).

       4.11 The Advances, Specific Collateral Pledge and Security Agreement dated March 30, 1998 between the Bank and the Federal Home Loan Bank of Atlanta (Exhibit 4.9 to the 1998 10-K).

       4.12 Indenture dated November 4, 1998 between the Bank and the Bank of New York to which the Federal Home Loan Bank of Atlanta has joined as a consenting party (the "Indenture") (Exhibit 4.91 to the 1998 10-K).

       4.13 Form of the Bank's Senior Note (Fixed Rate) issuable pursuant to the Indenture (Exhibit 4.92 to the 1998 10-K).

       4.14 Form of the Bank's Senior Note (Floating Rate) issuable pursuant to the Indenture (Exhibit 4.93 to the 1998 10-K).

       4.15 The Letter of Credit Reimbursement Agreement dated November 14, 1998 between the Bank and the Federal Home Loan Bank of Atlanta (Exhibit 4.94 to the 1998 10-K).

       5.1 Opinion of Camner, Lipsitz and Poller, Professional Association as to the validity of the issuance of the Class A Common Stock.(2)

      23.1        Consent of PricewaterhouseCoopers LLP.

      23.2 Consent of Camner, Lipsitz and Poller, Professional Association (Set forth in Exhibit 5.1 to this Registration Statement).(2)

      24.1 Power of attorney (set forth on the signature page in Part II of this Registration Statement).(2)

      99.1        Agreement between BankUnited and Mehdi Ghomeshi.(2)(3)

      99.2        Agreement between the Bank and Mehdi Ghomeshi.(2)(3)

----------
(1) Exhibits containing a parenthetical reference in their description are incorporated herein by reference from the documents described in the parenthetical reference.
(2)       Included with the original filing of the Registration Statement.
(3)       Contract with Management.

Item 17.          Undertakings.

          The undersigned Registrant hereby undertakes:

          (a) that, for purposes of determining any liability under the Act, each filing of BankUnited's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497
(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida May 25, 2001.

                                          BANKUNITED FINANCIAL CORPORATION

                                          By: /s/ Alfred R. Camner
                                              ----------------------------------
                                              Alfred R. Camner
                                              Chairman of the Board,
                                              Chief Executive Officer, President
                                              and Chief Operating Officer




          Pursuant to the requirements of the Act, this Registration Statement has been signed on May 25, 2001 by the following persons in the capacities indicated.

/s/                       *                                    Chairman of the Board,
-----------------------------------------------------          Chief Executive Officer, President,
Alfred R. Camner                                               Chief Operating Officer and Director
                                                               (Principal Executive Officer)

                          *                                    Executive Vice Chairman of the Board and Director
-----------------------------------------------------
Mehdi Ghomeshi

                          *                                    Vice Chairman of the Board and Director
-----------------------------------------------------
Lawrence H. Blum

                          *                                    Corporate Secretary and Director
-----------------------------------------------------
Marc Lipsitz

                          *                                    Senior Executive Vice President and Chief Financial
------------------------------------------------------         Officer (Principal Financial Officer)
Humberto Lopez

                          *                                    Director
-----------------------------------------------------
Allen M. Bernkrant

                          *                                    Director
-----------------------------------------------------
Neil Messinger

                          *                                    Director
-----------------------------------------------------
Marc D. Jacobson

                          *                                    Director
-----------------------------------------------------
Anne W. Solloway

----------
*By: /s/ Alfred R. Camner
     -------------------------------------------------
     Alfred R. Camner
     Attorney-in-Fact

                        BANKUNITED FINANCIAL CORPORATION

                               Index to Exhibits*


                                                                                                       Sequentially
                                                                                                          Numbered
Exhibit No.                                         Description                                           Page
----------                                          -----------                                        ------------
    1.1          Form of Underwriting Agreement.

    23.1         Consent of PricewaterhouseCoopers LLP.
